Form 20-F
period 2021-12-31
Immunocore Holdings plc
filed 2022-03-03
CIK 1671927

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
United Kingdom
(Address of principal executive offices)
Bahija Jallal, Ph.D.
Chief Executive Officer
92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
Tel: +44 1235 438600
Email: ir@immunocore.com
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

*Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares, nominal value £0.002 per share: 43,862,850 shares outstanding as of December 31, 2021.

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

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

i

ii

GENERAL INFORMATION

Unless context otherwise requires, all references in this Annual Report on Form 20-F, or Annual Report, to “Immunocore,” the “Company,” “we,” “us” and “our” refer to Immunocore Holdings plc and, where appropriate, its consolidated subsidiaries.

KIMMTRAK® is our registered trademark. This Annual Report includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this Annual Report appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements in this Annual Report were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with U.S. GAAP.

Our financial information is presented in pounds sterling. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.3500 on December 31, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated or any other date. All references in this Annual Report to “$” mean U.S. dollars and all references to “£” and “GBP” mean pounds sterling.

We have historically conducted our business through Immunocore Limited, and therefore, our historical consolidated statements present the consolidated results of operations of Immunocore Limited. Following the completion of our corporate reorganization and initial public offering in February 2021, our consolidated financial statements present the consolidated financial results of operations of Immunocore Holdings plc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include, but are not limited to, statements about:

•	our ability to maintain regulatory approval of KIMMTRAK (tebentafusp-tebn) for metastatic uveal melanoma, or mUM, in the United States;

•	the timing of, and our ability to obtain and maintain regulatory approval of, KIMMTRAK in the European Union and respective European countries;

•	our expectations regarding the potential commercialization of, the marketing and therapeutic potential of KIMMTRAK for mUM;

•	our ability to build a sustainable pipeline of new medicine candidates, including but not limited to future generations of KIMMTRAK;

•	the expected clinical benefits of KIMMTRAK including extended overall survival benefit;

•	expectations regarding the timing of the commercial launch of KIMMTRAK, the timing of commercial availability and the ability to reach patients in a timely manner;

•	the value proposition of KIMMTRAK in mUM and benefit as an orphan indication including expectations regarding the potential market size opportunity;

•
our ability to successfully executed our sales and marketing strategy of KIMMTRAK in the United States, including continuing to successfully recruit and retain sales and marketing personnel and to successfully build the market for our medicines;

•	our expectations about the willingness of healthcare providers to recommend KIMMTRAK to people with mUM;

•
the rate and degree of market acceptance of our product candidates among physicians, patients, patient advocacy groups, third-party payors and the medical community and our ability and our distribution and marketing partners’ ability to obtain coverage and adequate reimbursement and pricing for, our medicines from government and third-party payers and risks relating to the success of our patient assistance programs;

•	the market opportunities for our product candidates may be smaller than we estimate and any approval that we obtain may be based on a narrower definition of the patient population;

•
the initiation, timing, progress and results of our current and future preclinical studies and clinical trials and related preparatory work and the period during which the results of the trials will become available, as well as our research and development programs;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our expectations regarding timing of regulatory filings for, or our ability to obtain regulatory approval of, tebentafusp in additional jurisdictions, or any of our other product candidates;

•	our ability to obtain accelerated approval for current and future product candidates from the FDA and the EMA;

•	our ability to identify and develop additional product candidates using our ImmTAX platform;

•
business disruptions affecting the initiation, patient enrollment, clinical trial site monitoring, development and operation of our current and proposed clinical trials, including a public health emergency, such as the ongoing coronavirus 2019, or COVID-19, pandemic;

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

•	the effects of competition with respect to KIMMTRAK or any of our other current or future product candidates, as well as innovations by current and future competitors in our industry;

•	regulatory developments in the United States and other countries, including potential changes in healthcare laws and regulations;

•	our financial performance and our ability to effectively manage our anticipated growth;

•	our ability to identify, recruit and retain qualified employees;

•	the loss of key commercial or management personnel;

•	whether we are classified as a PFIC for current and future periods;

•	our ability to raise additional capital; and

•
our estimates regarding  the period of time for which our current capital resources will be sufficient to fund our continued operations, future expenses, revenues and needs for additional financing and the accuracy thereof.

You should refer to the section titled “Item 3.D Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.	[Reserved]

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

An investment in our American Depositary Shares, or ADSs, involves a high degree of risk. You should carefully consider the risks described below, and all other information appearing elsewhere in this Annual Report, including our consolidated financial statements and the related notes hereto, before making an investment decision regarding our securities. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also adversely affect our business.

Summary Risk Factors

Our business is subject to a number of risks and uncertainties. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected.  You should carefully review and consider the full discussion of our risk factors in the section titled “Risk Factors” in Part I, Item 3.D. of this Annual Report. Set forth below is a summary list of the principal risk factors as of the date of the filing this Annual Report:

•
The COVID-19 global pandemic has and may continue to adversely impact our business, including the commercialization of KIMMTRAK, our supply chain, our pre-clinical studies and our clinical trials, our liquidity and access to capital markets and our business development activities.

•	We have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.

•	Our ability to generate revenues from KIMMTRAK is subject to attaining significant market acceptance among physicians, patients and healthcare payers.

•
Our future prospects are highly dependent on our ability to successfully develop and execute a commercialization strategy for KIMMTRAK. Failure to do so would adversely impact our financial condition and prospects.

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

•	We may be unable to successfully complete additional large-scale, pivotal clinical trials for any product candidates we develop after KIMMTRAK.

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

•
Reports of adverse events or safety concerns involving KIMMTRAK or our product candidates could delay or prevent us from obtaining or maintaining regulatory approvals or could negatively impact sales of our products or the prospects for our product candidates.

•
Even if we obtain regulatory approvals to market our current and any future approved products, we will remain subject to extensive ongoing regulatory obligations and oversight, including post-approval requirements, that could result in significant additional expense and could negatively impact our ability to commercialize our current and any future approved products.

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

•
Failure or perceived failure to comply with existing or future laws, regulations, contracts, self-regulatory schemes, industry standards and other obligations related to data privacy and security (including security incidents) could harm our business. Compliance or the actual or perceived failure to comply with such obligations could negatively affect our operating results and business.

Risks Related to Our Financial Position and Need for Capital

We have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.

We only recently reached our commercial stage as a biotechnology company and have incurred net losses in each year since our inception. Our losses were £131.5 million, £74.1 million and £103.9 million for the years ended December 31, 2021, 2020 and 2019, respectively. We had an accumulated deficit of £481.4 million as of December 31, 2021. We have funded our operations to date primarily with proceeds from private placements of our ordinary and preferred shares, payments from our collaboration partners, debt financing and most recently, our initial public offering.

In January 2022, we received approval from the U.S. Food and Drug Administration, or the FDA, for KIMMTRAK (tebentafusp-tebn) for the treatment of unresectable or metastatic uveal melanoma, or mUM. We are also pursuing regulatory approval of KIMMTAK for the treatment of mUM in other countries including, but not limited to, the European Union, Canada and Australia. We recently began to generate product revenue for KIMMTRAK, reflecting initial sales since we launched KIMMTRAK in the United States in January 2022. We have initiated initial sales efforts during 2022 focused on ensuring market access to enable healthcare providers to purchase KIMMTRAK including obtaining payor coverage and securing contracts with distributors, group purchasing organizations, physician buying groups and federal government entities. We have not received regulatory approval for tebentafusp in any jurisdictions other than the United States, or regulatory approval for any of our other product candidates. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Since inception, we have focused substantially all of our efforts and financial resources on developing our drug discovery platform and research and development of our product candidates. We have not obtained regulatory approvals for any of our product candidates other than KIMMTRAK, and there is no assurance that we will obtain further approvals in the future. We expect to continue to incur significant expenses and operating losses over the next several years and for the foreseeable future.

These losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

•
continue to establish a sales, marketing, manufacturing and distribution capability to commercialize KIMMTRAK and any future product candidate for which we may obtain marketing approval in the United States and expanded territories and countries;

•
continue our ongoing and planned development of our five clinical stage programs, including our Phase 1/2 clinical trial of IMC-F106C (PRAME) and our Phase 1/2 clinical trial of IMC-C103C (MAGE-A4) in multiple solid tumors; and our ImmTAV molecules targeting Hepatitis B Virus, or HBV, or HIV;

•	initiate pre-clinical studies and clinical trials for any additional product candidates that we may pursue in the future;

•	seek regulatory approvals for tebentafusp in other jurisdictions, and any future product candidates that successfully complete clinical trials;

•	build a portfolio of product candidates through the discovery, development, or acquisition or in-license of drugs, product candidates or technologies;

•	maintain, protect, enforce and expand our intellectual property portfolio;

•	acquire or in-license other product candidates, intellectual property and technologies;

•	hire additional clinical, regulatory and scientific personnel;

•
add operational, financial and management information systems and personnel, including personnel to support commercial development of KIMMTRAK, our product development and planned future commercialization efforts of existing and future product candidates; and

•	incur additional legal, accounting and other expenses associated with operating as a public company.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including marketing and selling KIMMTRAK and any future products for which we may obtain regulatory approval, our global regulatory submissions for tebentafusp and any future product candidates that we may pursue, obtaining regulatory approval, procuring commercial-scale manufacturing, as well as discovering or acquiring and then developing additional product candidates. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with drug development, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability. Our expenses could increase beyond our expectations if we are required by the FDA, the European Medicines Agency, or EMA, or other regulatory authorities to perform studies in addition to those we currently expect, if issues associated with KIMMTRAK arise following FDA approval, or if there are any delays in the initiation and completion of our clinical trials or the development of tebentafusp or any future product candidates.

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

Our future prospects are highly dependent on our ability to successfully develop and execute commercialization strategies for KIMMTRAK and any future products for which we may obtain regulatory approval. Failure to do so would adversely impact our financial condition and prospects.

Substantial resources are focused on the commercialization of KIMMTRAK and any future products for which we may obtain regulatory approval. Our ability to generate significant medicine revenues and to achieve commercial success in the near-term will initially depend on our ability to successfully commercialize KIMMTRAK in the United States. With respect to KIMMTRAK, our commercial strategy includes launching KIMMTRAK globally for HLA-A*02:01 metastatic uveal melanoma patients in the United States, and then expanding into Europe, the United Kingdom, and select other markets.

We are focusing a significant portion of our commercial activities and resources on KIMMTRAK, and we believe our ability to grow our long-term revenues, and a significant portion of the value of our company, relates to our ability to successfully commercialize KIMMTRAK in the United States. As a newly launched medicine for a disease that had no previously-approved treatments, successful commercialization of KIMMTRAK is subject to many risks. There are numerous examples of unsuccessful product launches and failures to meet high expectations of market potential, including by pharmaceutical companies with more experience and resources than us. While we have established our commercial team and U.S. field force, we expect to develop the team further in order to successfully commercialize KIMMTRAK. There are many factors that could cause commercialization of KIMMTRAK to be unsuccessful, including a number of factors that are outside our control. Because no medicine has previously been approved by the FDA for the treatment of mUM it is especially difficult to estimate KIMMTRAK’s market potential or the time it will take to increase patient and physician awareness and change current treatment paradigms. The commercial success of KIMMTRAK depends on the extent to which patients and physicians accept and adopt KIMMTRAK as a treatment for mUM. For example, if the mUM patient population is smaller than we estimate, if it proves difficult to identify mUM patients or educate physicians as to the availability and potential benefits of KIMMTRAK, or if physicians are unwilling to prescribe or patients are unwilling to take KIMMTRAK, the commercial potential of KIMMTRAK will be limited.  We also have limited information regarding how physicians, patients and payers will respond to the pricing of KIMMTRAK. Physicians may not prescribe KIMMTRAK and patients may be unwilling to use KIMMTRAK if coverage is not provided or reimbursement is inadequate to cover a significant portion of the cost. Thus, significant uncertainty remains regarding the commercial potential of KIMMTRAK. If the continued commercialization of KIMMTRAK becomes unsuccessful or perceived as disappointing, the price of our ADSs could decline significantly and long-term success of the medicine and our company could be harmed.

Our ability to generate revenues from KIMMTRAK is subject to attaining significant market acceptance among physicians, patients and healthcare payers.

KIMMTRAK, and other product candidates that we may develop or acquire, may not attain market acceptance among physicians, patients, healthcare payers or the medical community. We believe that the degree of market acceptance and our ability to generate revenues from KIMMTRAK will depend on a number of factors, including:

•	timing of market introduction of KIMMTRAK as well as competitive medicines;

•	efficacy and safety of KIMMTRAK;

•	continued projected growth of the markets in which KIMMTRAK competes;

•	the extent to which physicians diagnose and treat the conditions that KIMMTRAK is approved to treat;

•	prevalence and severity of any side effects;

•	if and when we are able to obtain regulatory approvals for additional indications for KIMMTRAK;

•	acceptance by patients, physicians and applicable specialists;

•	availability of, and ability to maintain, coverage and adequate reimbursement and pricing from government and other third-party payers;

•	potential or perceived advantages or disadvantages of KIMMTRAK over alternative treatments, including cost of treatment and relative convenience and ease of administration;

•	strength of sales, marketing and distribution support;

•	the price of KIMMTRAK, both in absolute terms and relative to alternative treatments;

•	impact of past and limitation of future medicine price increases;

•	our ability to maintain a continuous supply of KIMMTRAK for commercial sale;

•	the effect of current and future healthcare laws;

•	the extent and duration of the COVID-19 pandemic, including the extent to which physicians and patients delay visits or writing or filling prescriptions for KIMMTRAK;

•	the performance of third-party distribution partners, over which we have limited control; and

•	medicine labeling or medicine insert requirements of the FDA or other regulatory authorities.

With respect to KIMMTRAK, our ability to grow sales will be affected by the success of our sales, access, marketing and medical strategies. If KIMMTRAK or any other products that we may seek approval for, or acquire, fail to attain market acceptance, we may not be able to generate significant revenue to sustain profitability, which would have a material adverse effect on our business, results of operations, financial condition and prospects (including, possibly, the value of our ADSs).

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

As of December 31, 2021, we had working capital (defined as total current assets less total current liabilities) of £201.5 million ($272.0 million) and cash and cash equivalents of £237.9 million ($321.2 million). We expect that our existing cash and cash equivalents will be sufficient to fund our operations until at least the third quarter of 2023. With the inclusion of expected product revenue for KIMMTRAK in the United States reflecting initial sales in 2022 and pre-product revenue in France as a result of our early access program, we estimate we will have sufficient funds to continue to meet its liabilities as they fall due into the second half of 2024. However, while we have received marketing approval for KIMMTRAK to treat mUM patients in the United States, our efforts to successfully commercialize KIMMTRAK could materially differ from our estimates, and it is possible that we may not successfully commercialize KIMMTRAK in the United States or in other countries, which could have a material adverse effect on our financial condition. In addition, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations or license and development agreements. Any additional fundraising efforts for us may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize product candidates that we may identify and pursue. Moreover, such financing may result in dilution to our shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to successfully execute our commercialization strategies for KIMMTRAK and, if approved, our other product candidates;

•
progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll subjects and manufacture soluble bispecific TCR product candidates for our ongoing, planned and potential future clinical trials, including our clinical trials of IMC-F106C (PRAME) and IMC-C103C (MAGE-A4) in multiple solid tumors, and IMC-I109V targeting HBV;

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

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as holder of ADSs. Any indebtedness we incur would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations, and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies or our product candidates, or grant licenses on terms unfavorable to us.

The elimination of LIBOR could adversely affect our business, operating results, and financial condition.

We are subject to risks related to uncertainty regarding the London Interbank Offered Rate, or LIBOR. LIBOR is the subject of recent national, international, and other regulatory guidance and proposals for reform, which may cause LIBOR to cease to exist after 2021 or to perform differently than in the past. The current administrator of LIBOR will cease to publish the settings relevant to our agreements on June 30, 2023. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has identified the Secured Overnight Financing Rate, or SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative rate for LIBOR. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates as the transition away from LIBOR is anticipated in coming years. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. A transition away from LIBOR as a benchmark for establishing the applicable interest rate may adversely affect our outstanding variable-rate indebtedness.

Risks Related to KIMMTRAK and the Development of Our Product Candidates

In order to increase adoption and sales of KIMMTRAK, we will need to continue developing our commercial organization as well as recruit and retain qualified field representatives.

In order to commercialize KIMMTRAK, we must continue to build our sales, marketing, distribution, managerial and other non-technical capabilities. As of December 31, 2021, we have over 20 sales and market access employees in the United States. We currently have limited resources compared to some of our competitors, and the continued development of our own commercial organization to market our medicines and any additional medicines we may acquire will be expensive and time-consuming. We also cannot be certain that we will be able to continue to successfully develop this capability.

In addition, none of the members of our sales force have promoted any medicine for the treatment of mUM prior to the launch of KIMMTRAK. We are required to expend significant time and resources to train our sales force to be credible and able to educate physicians on the benefits of prescribing and pharmacists dispensing KIMMTRAK. In addition, we must train our sales force to ensure that a consistent and appropriate message about KIMMTRAK is being delivered to our potential customers. We may experience turnover of the sales representatives that we hired or will hire, requiring us to train new sales representatives. If we are unable to effectively train our sales force and equip them with effective materials, including medical and sales literature to help them inform and educate physicians about the benefits of KIMMTRAK and their proper administration and label indication, as well as our patient assistance programs, our efforts to successfully commercialize KIMMTRAK could be put in jeopardy, which could have a material adverse effect on our financial condition, share price and operations.

The incidence and prevalence for target patient populations for some of our product candidates have not been established with precision. If the market opportunities for our product candidates are smaller than we estimate, our revenue and ability to achieve profitability will be adversely affected, possibly materially.

In January 2022, we received approval from the FDA for KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. In February 2022, we received notification that the Committee for Medicinal Products for Human Use, or CHMP, of the EMA has adopted a positive opinion recommending the approval of KIMMTRAKfor the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. The CHMP positive opinion is one of the final steps before marketing authorisation is granted by the European Commission, which has the authority to approve medicines for use throughout the European Union. We estimate that there are approximately 1,000 mUM patients per annum in the United States and Western Europe who test positive for HLA-A*02:01 and might benefit from KIMMTRAK as a monotherapy.

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

We will soon be evaluating the safety and tolerability of I109V/HBV in a Phase 1 dose escalation clinical trial in patients with chronic HBV who test positive for HLA-A*02:01. We estimate that there are approximately 16 to 24 million chronic HBV patients who test positive for HLA-A*02:01. There is no assurance, however, as to what percentage of this population might benefit from this monotherapy.

The total addressable market opportunity for KIMMTRAK and our programs will ultimately depend upon, among other things, the diagnosis criteria included in the final label, if our product candidates are approved for sale for these indications, acceptance by the medical community and patient access, product pricing and reimbursement as well as expansion into additional markets. The number of patients with cancers, solid tumors and chronic HBV and test positive for HLA-A*02:01 may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business. We may not be successful in our efforts to identify additional product candidates. Due to our limited resources and access to capital, we must prioritize development of certain product candidates, which may prove to be the wrong choice and may adversely affect our business.

We are heavily dependent on the success of our ImmTAX platform to identify and develop product candidates. If we or our collaborators are unable to successfully develop and commercialize our platforms or experience significant delays in doing so, our business may be harmed.

We are heavily dependent on the success of our ImmTAX platform technology, KIMMTRAK and the product candidates currently in our core programs. Our ImmTAC, ImmTAV and ImmTAAI platforms were developed from the foundation of our ImmTAX platform and are our primary platform technologies. Our commercial prospects will be heavily dependent on product candidates identified and developed using our ImmTAX platform. To date, we have invested substantially all of our efforts and financial resources to identify, acquire intellectual property for, and develop our ImmTAX platform technology and our programs, including conducting pre-clinical studies and early-stage clinical trials, and providing general and administrative support for these operations.

We may not be successful in our efforts to further develop our ImmTAX platform technology and current product candidates. With the exception of KIMMTRAK, which has been approved by the FDA, we are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Each of our product candidates will require significant additional clinical development, management of preclinical, clinical, and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization, and significant marketing efforts before we generate any revenue from product sales, if at all.

While we have recently developed sales, marketing and distribution capabilities, we may not be able to effectively market, sell and distribute KIMMTRAK or any of other product candidates, if approved.

We recently obtained marketing approval for KIMMTRAK in the United States. We have applied for marketing approval of tebentafusp in Europe and other territories. We have developed, and continue to develop, arrangements to sell, market and distribute KIMMTRAK and tebentafusp. We may not be able to effectively market and distribute tebentafusp. We have invested, and expect to continue to invest, significant amounts of financial and management resources to further develop internal and contracted sales, distribution and marketing capabilities, some of which will be committed prior to any confirmation that tebentafusp will be approved in a territory. We have engaged third parties and may also engage additional third parties to provide these services. In addition, third parties can terminate our agreement under certain circumstances. If third parties fail to hire, train, and retain qualified field personnel, market our product successfully or on a cost-effective basis or otherwise terminates our relationship, our ability to generate revenue will be limited and we will need to identify and retain an alternative organization, or develop our own sales and marketing capability. This could involve significant delays and costs, including the diversion of our management’s attention from other activities. We will also need to retain additional consultants or external service providers to assist us in sales, marketing and distribution functions, and may be unsuccessful in retaining such services on acceptable financial terms or at all.

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

The COVID-19 global pandemic has and may continue to adversely impact our business, including the commercialization of KIMMTRAK, our supply chain, our pre-clinical studies and our clinical trials, our liquidity and access to capital markets and our business development activities, as well as the business or operations of our CROs or other third parties with whom we conduct business.

Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we rely. Since December 2019, a novel strain of coronavirus, COVID-19, has spread to multiple countries. Our company headquarters is located in Oxfordshire, United Kingdom, we have U.S. offices in Conshohocken, Pennsylvania and Rockville, Maryland, and our CROs and contract manufacturing organizations, or CMOs, are operating in Europe, United States and Asia. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the U.S. Government-imposed travel restrictions on travel between the United States, Europe and certain other countries. Further, the President of the United States declared the COVID-19 pandemic a national emergency, invoking powers under the Stafford Act, the legislation that directs federal emergency disaster response.

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

To date, the COVID-19 pandemic and its related variants have resulted in periodic short-term delays in progressing our early-stage pipeline programs. Our current and planned clinical trials have been affected by the COVID-19 pandemic, including (i) patients becoming exposed to COVID-19 or having to interrupt treatment, (ii) delays in accessing patients during surges of the COVID-19 pandemic or variants, which can adversely impact enrollment, ongoing treatment, dosing, and protocol-mandated assessments and other procedures, and (iii) CRO and trial site staffing shortages due to illness, isolation and hiring challenges, which can impact data enrollment, data entry, timely response to queries, study timelines and operational milestones.

The continued effects of the COVID-19 pandemic may also further negatively impact our clinical trials in the future, including potential longer delays and restrictions on our ability to recruit and retain patients, principal investigators and healthcare employees. The COVID-19 pandemic could also affect the operations of our CROs or CMOs, which may result in delays or disruptions in our clinical trials or in the supply of product candidates.

In addition, our planned clinical trials may be further affected by the COVID-19 pandemic, including:

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

The COVID-19 pandemic has impacted, and may in the future, impact our business and clinical trials, and such impact will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, travel restrictions and social distancing in the United Kingdom, United States, and other countries, business closures or business disruptions and the effectiveness of actions taken in the United Kingdom, United States, and other countries to contain and treat the disease. The ultimate impact of the COVID-19 pandemic or a similar epidemic is highly uncertain and subject to change. We may experience a material impact on our operations, and we continue to monitor the COVID-19 situation closely

Even though KIMMTRAK has received FDA approval, and even if tebentafusp receives approval in other countries, or any of our other product candidates receives marketing approval, these may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even though KIMMTRAK has received FDA approval and a positive CHMP opinion, and even if we obtain approvals from the FDA, the EMA or other comparable regulatory agencies and are able to initiate commercialization of our other clinical stage product candidates or any other product candidates we develop, the product candidate may not achieve market acceptance among physicians, patients, hospitals, including pharmacy directors, and third-party payors and, ultimately, may not be commercially successful. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

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

•
the prevalence and severity of any side effects, including CRS, for which KIMMTRAK has a boxed warning recommending at least 16 hours of patient monitoring after each of the first three infusions, and as clinically indicated thereafter;

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

Regulatory approval of novel product candidates such as ours can be more expensive, riskier and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to our and regulatory agencies’ lack of experience with them. The novelty of our mechanism of action may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. The novel mechanism of action also means that fewer people are trained in or experienced with product candidates of this type, which may make it more difficult to find, hire and retain personnel for research, development and manufacturing positions. Because our soluble bispecific T cell receptors, or TCRs utilize a novel mechanism of action and involve novel targets, there is also an increased risk that we may discover previously unknown or unanticipated adverse effects during our pre-clinical studies and clinical trials. Any such events could adversely impact our business prospects, financial condition and results of operations.

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

While we plan to pursue additional regulatory approvals, it is uncertain whether tebentafusp will receive further marketing approval beyond the approval which KIMMTRAK has received in the United States. Furthermore, it is impossible to predict when or if IMC-C103C, IMC-F106C and IMCI109V or any of our future product candidates will prove effective and safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete pre-clinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of pre-clinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates. Our pre-clinical studies and future clinical trials may not be successful. From time to time, we may publish interim top-line or preliminary data from our clinical trials. Interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

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

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Before we can commercialize further product candidates, we must obtain marketing approval. Currently, the majority of our product candidates are in development, and we have not received approval to market any of our product candidates from regulatory authorities, with the exception of KIMMTRAK in the United States. It is possible that our product candidates, including any product candidates we may seek to develop in the future, will never obtain regulatory approval. We have only limited experience in filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third-party CROs and/or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. In addition, regulatory authorities may find fault with our manufacturing process or facilities or that of third-party contract manufacturers. We may also face greater than expected difficulty in manufacturing our product candidates.

The process of obtaining regulatory approvals, both in the United States and abroad, is expensive and often takes many years. If the FDA, EMA or a comparable foreign regulatory authority requires that we perform additional pre-clinical or clinical trials, approval, if obtained at all, may be delayed. The length of such a delay varies substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Furthermore, our ability to enroll patients may continue to be delayed by the COVID-19 pandemic and it is not possible to know the extent and scope of such delays at this point.

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

Even if we were to obtain approval for further product candidates, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, thereby narrowing the commercial potential of the product candidate. In addition, regulatory authorities may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

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

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. In particular, because we will be deploying our drug discovery platform across a broad target space, our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. Furthermore, our ability to enroll patients may be significantly delayed by the ongoing COVID-19 pandemic and we do not know the extent and scope of such delays at this point.

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

•
factors we may not be able to control, such as current or potential pandemics that may limit patients, principal investigators or staff or clinical site availability (e.g., of the impact of the COVID-19 pandemic).

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

For example, in 2020, we received notice from the FDA of a partial clinical hold on our IMC-F106C clinical trial after the second patient (with baseline elevated risk factors for pulmonary embolus) experienced a fatal adverse event of respiratory failure due to multiple pulmonary emboli 24 hours after receiving the first dose (0.3 mcg). In accordance with our own internal guidelines, we put our clinical trial on hold to investigate this unexplained death and informed the FDA. The FDA subsequently put our clinical trial on a partial clinical hold and allowed us the option to continue dosing the first patient. After autopsy, including expert review, and other investigations, the primary investigator concluded that the cause of death was respiratory failure and not related to study drug. We modified the trial protocol to add a lower dose cohort and additional screening and on-treatment precautions. The FDA has accepted our changes and removed the partial clinical hold enabling the trial to continue. However, if in the future we are delayed in addressing, or unable to address, any FDA concerns, we could be delayed, or prevented, from conducting our clinical trials.

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

For example, our oncology clinical trials include cancer patients who are very sick and whose health is deteriorating, and we expect that additional clinical trials of our other product candidates will include similar patients with deteriorating health. In clinical trials conducted by other companies involving CAR T cells, TCR T or T cell redirecting bispecifics, the most prominent acute toxicities included symptoms thought to be associated with cytokine release syndrome, or CRS, such as fever, low blood pressure and kidney dysfunction. KIMMTRAK has a boxed warning regarding CRS, recommending patient monitoring for at least 16 hours following the first three infusions, and as clinically indicated thereafter. It is possible that some of these patients may experience similar adverse side effects as were observed in clinical trials conducted by other companies and academic institutions, and that additional patients may die during our clinical trials for various reasons, including as a result of receiving our product candidates, because the patient’s disease is too advanced, or because the patient experiences medical problems that may not be related to our product candidate. Even if the deaths are not related to our product candidate, the deaths could affect perceptions regarding the safety of our product candidate.

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

Even though KIMMTRAK has received FDA approval, and even if tebentafusp receives approval in other countries, or any of our other product candidates receives marketing approval, these may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even though KIMMTRAK has received FDA approval, and even if we obtain approvals from the FDA, the EMA or other comparable regulatory agencies and are able to initiate commercialization of our other clinical stage product candidates or any other product candidates we develop, the product candidate may not achieve market acceptance among physicians, patients, hospitals, including pharmacy directors, and third-party payors and, ultimately, may not be commercially successful. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

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

•
the prevalence and severity of any side effects, including CRS, for which KIMMTRAK has a boxed warning recommending at least 16 hours of patient monitoring after each of the first three infusions, and as clinically indicated thereafter;

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

We face competition from segments of the pharmaceutical, biotechnology and other related markets that pursue the development of therapeutics to address unmet needs in cancer including: Adaptimmune Therapeutics plc, or Adaptimmune, Gritstone Oncology, Inc., Immatics Biotechnologies GmbH, or Immatics (alone and in collaboration with Bristol Myers Squibb), Adaptive Biotechnologies Corporation, or Adaptive, pure MHC, LLC, BioNTech SE, Genentech, Matterhorn, Anocca, Enara Bio and Regeneron, who are also seeking to identify peptide HLA targets and develop product candidates; Adaptimmune, T-Knife GmbH, Adaptive, 3T Biosciences, Inc., MediGene, Regeneron Pharmaceuticals, Inc., or Regeneron, Gilead Sciences, Inc., bluebird Bio, Inc., or bluebird bio, AgenTus Therapeutics, Inc., Takara Bio Inc., Bristol-Myers Squibb Company, GSK, Kite Pharma, Lion TCR, TCR Cure, CBMG, Eureka and Bellicum Pharmaceuticals, Inc. who are developing TCR-based cell therapies; Immatics, AbbVie, Inc, Regeneron, F. Hoffmann-La Roche Ltd, Amgen, Inc., Genmab, Inc., Molecular Partners and MorphoSys AG are developing CD3-based TCR bispecific compounds or TCR mimetic antibodies.

We are aware of various companies and academic institutions that are developing TCR transduced cell therapies against a range of pHLA targets, some of which may overlap with product candidates in our pipeline such as MAGE-A4 and PRAME, including Adaptimmune, who is developing a MAGE-A4 directed cellular therapy, which has entered pivotal testing for various forms of sarcoma and has initiated Phase 2 trials for other solid tumors. Specifically in regards to PRAME, we are aware that Immatics and Medigene are both conducting Phase 1 clinical trials of PRAME-directed cellular therapies and Immatics also have communicated plans for Phase 1 development of a PRAME TCRxCD3 approach.

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

Coverage and adequate reimbursement may not be available for KIMMTRAK, our current or any future product candidates, which could make it difficult for us to sell profitably, if approved.

Market acceptance and sales of KIMMTRAK or any product candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and private health insurers. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors in the United States often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that we develop will be made on a payor-by-payor basis. One payor’s determination to provide coverage for a drug does not assure that other payors will also provide coverage for the drug. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. We may incur significant costs to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates, in addition to the costs required to obtain FDA approvals. Our product candidates may not be considered medically necessary or cost-effective.

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

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any drug that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Even if favorable coverage and reimbursement status is attained for one or more product candidates for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Inadequate coverage and reimbursement may impact the demand for, or the price of, any drug for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our current and any future product candidates that we develop. Coverage policies and third party reimbursement rates may change at any time. Even if favorable coverage and adequate reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

We have limited capabilities for drug development and do not yet have any capability for sales, marketing or distribution. We have entered into collaborations with other companies that we believe can provide such capabilities, including for example with Genentech and Eli Lilly and Company, or Lilly. These collaborations have also provided us with important funding for our development programs and technology platforms, and we expect to receive additional funding under these collaborations in the future. Our existing therapeutic collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

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

We, our principal investigators and our CROs are required to comply with regulations, including Good Clinical Practices, or GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any products in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we, our principal investigators or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCPs. In addition, our clinical trials must be conducted with product candidates produced under cGMP regulations. Our failure or the failure of our principal investigators or CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

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

Furthermore, certain of our patents and technology were funded in part by investments from nonprofit third parties, including the Bill & Melinda Gates Foundation, or the Gates Foundation. We are required to fulfill certain contractual obligations with respect to products created using such grant funding, including making certain products available at an affordable price in a list of clearly defined low and lower-middle income countries. For more information, see “Item 4B. Business overview—Our Collaborations and License Agreements—Gates Collaboration.”

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

Even if we believe that such claims are without merit, there is no assurance that a court or patent office would find in our favor on questions of infringement, validity, enforceability, or priority. A court of competent jurisdiction could hold that third-party patents are valid, enforceable, and infringed, which could materially and adversely affect our ability to commercialize any product candidates we may develop and any other product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of a U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our product candidates and technology. We may also attempt to obtain a license even in the absence of an action or finding of infringement. In either case, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain such a license, it could be granted on non-exclusive terms, thereby providing our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. Without such a license, we could be forced, including by court order, to cease developing and commercializing the infringing technology or product candidates. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have wilfully infringed such third-party patent rights. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. If we lose a foreign lawsuit alleging our infringement, misappropriation of other violation of a competitor’s patents or other intellectual property or proprietary rights, we could be prevented from marketing our products in one or more foreign countries. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Competitors and other third parties may infringe, misappropriate, challenge the validity of or otherwise violate our patents and other intellectual property rights. We may become involved in opposition, derivation, re-examination, revocation, inter partes review, post-grant review, interference or other proceedings challenging our patent rights or the patent rights of others from whom we have obtained licenses to such rights. For example, our European patents may be involved in opposition proceedings at the European Patent Office, challenging the validity of those patents. Opposition proceedings may involve issues including, but not limited to, priority, patentability of the claims involved, and certain procedural formalities. As a result of the opposition proceedings, the European Patent Office’s Opposition Division, or the Opposition Division, can revoke a patent, maintain the patent as granted, or maintain the patent in an amended form. Decisions made by the Opposition Division can be appealed to the European Patent Office’s Appeal Board. Challenges to our patents, including in such opposition proceedings, may result in loss of patent rights, exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the scope and duration of the patent protection of our ImmTAX platform technology and product candidates. For more information, see “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

We may rely on trademarks and trade names to protect our business. If our trademarks and trade names are not adequately protected, this may impede our ability to build and sustain name recognition in our markets of interest and our business may be adversely affected. We may not be able to protect our rights to these trademarks and trade names, which we need to support name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark oppositions or infringement claims brought by owners of other registered or unregistered trademarks or trade names that incorporate elements which are identical or similar to our trademarks or trade names. For example, our U.S. trademark application for IMMTAX is currently subject to an opposition filed by Immatics Biotechnologies GmbH, or Immatics, and we have brought counterclaims against three of Immatics’s U.S. registered trademarks for IMMATICS. In addition, Immatics have filed invalidation actions against UK and EU trademark registration for IMMTAX. If we are unsuccessful in defending this opposition, we may be required to change our branding for our ImmTAX platform which could cause us to incur substantial costs and impede our ability to build and sustain name recognition for such platform. For more information on the opposition proceeding see “Item 8.A Consolidated Statements and Other Financial Information.” Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on effective use of our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

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

Even though we have received regulatory approval for KIMMTRAK, and even if we receive regulatory approval for any of our other product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to post-market study requirements, marketing and labeling restrictions, and even recall or market withdrawal if unanticipated safety issues are discovered following approval. In addition, we may be subject to penalties or other enforcement action if we fail to comply with regulatory requirements.

We are subject to extensive ongoing obligations and continued regulatory review with respect to KIMMTRAK, such as continued adverse event reporting requirements. Any problems with a product or any violation of ongoing regulatory obligations could result in restrictions on the applicable product, including the withdrawal of the applicable product from the market.

If the FDA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and listing, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, regulatory action, delays in regulatory timelines and additional costs to us.

Failure to comply with applicable FDA and other regulatory requirements may subject us to administrative or judicially imposed sanctions, including:

•	issuance of Form FDA 483 notices or Warning Letters by the FDA or other regulatory agencies;

•	imposition of fines and other civil penalties;

•	criminal prosecutions;

•	injunctions, suspensions or revocations of regulatory approvals;

•	suspension of any ongoing clinical trials;

•	total or partial suspension of manufacturing;

•	delays in commercialization;

•	refusal by the FDA to approve pending applications or supplements to approved applications submitted by us;

•	refusals to permit drugs to be imported into or exported from the United States;

•	restrictions on operations, including costly new manufacturing requirements;

•	product recalls or seizures; and

•	requirements to conduct post-marketing studies or clinical trials.

The policies of the FDA and other regulatory agencies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates or of KIMMTRAK in any additional indications or territories, or further restrict or regulate post-approval activities. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we or our collaborators might not be permitted to market our current or any future approved products and our business would suffer.

Reports of adverse events or safety concerns involving KIMMTRAK or our product candidates could delay or prevent us from obtaining or maintaining regulatory approvals or could negatively impact sales of our products or the prospects for our product candidates.

Reports of adverse events or safety concerns involving our products could interrupt, delay or halt clinical trials of our products. In addition, reports of adverse events or safety concerns involving our products could result in regulatory authorities requiring that we update the applicable product’s prescribing information, or limiting, denying or withdrawing approval of our products for any or all indications, including previously approved indications. There are no assurances that patients receiving our products will not experience serious adverse events, including fatal events, in the future, whether the serious adverse events are disclosed in the prescribing information or are newly reported. Further, there are no assurances that patients receiving our products with co-morbid diseases not previously studied, will not experience new or different serious adverse events in the future.

The prescribing information for KIMMTRAK includes warnings and precautions for various toxicities, as well as a boxed warning related to the risk of cytokine release syndrome, or CRS. We may be required to update the prescribing information for our products, including boxed warnings, limitations of use, contraindications, warnings and precautions, and adverse reactions, based on reports of adverse events or safety concerns, or implement a Risk Evaluation and Mitigation Strategy, or REMS. Side effects and toxicities associated with our products could affect the willingness of physicians to prescribe, and patients to utilize, our products and thus harm commercial sales of our products. Implementation of a REMS could advantage products that compete with ours or make it more difficult or expensive for us to distribute our products.

Likewise, reports of adverse events or safety concerns involving our product candidates could interrupt, delay or halt clinical trials of our product candidates, or could result in our or our collaborators’ inability to obtain regulatory approvals of our product candidates. Additional and/or unexpected safety events could be observed in these or other trials that could delay or prevent us from advancing the clinical development of, or obtaining regulatory approvals for, our products and product candidates or require us to alter the approved labeling of our products, and may adversely affect our business, results of operations and prospects.

Concerns regarding the safety of our products or product candidates as a result of undesirable side effects identified during clinical testing or otherwise could cause the FDA to order us to cease further development or commercialization of our products or the product candidates. Undesirable side effects caused by our products or product candidates could also result in denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications, the requirement of additional trials, implementation of a REMS or the inclusion of unfavorable information in our product labeling, and in turn delay or prevent us from commercializing the applicable product or product candidate. In addition, actual or potential drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete a trial for our products or product candidates or result in potential product liability claims. Any of these events could prevent us from developing or commercializing the applicable product or product candidate, and could significantly harm our business, results of operations and prospects.

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

We are subject to stringent and changing obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations and actions; litigation; fines and penalties; disruptions to our business operations; reputational harm; loss of revenue and profits; loss of customers and sales; and otherwise adversely affect our business and prospects.

In the ordinary course of business, we process personal data and other sensitive information (including proprietary and confidential business data, trade secrets, intellectual property, clinical trial participant data, and sensitive third-party data). We are subject to data privacy and security obligations such as various laws, regulations, guidance, industry standards, external and internal policies, contracts and other obligations that govern the processing of personal data by us and on our behalf. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective legal frameworks. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparation for and compliance with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to our business including our information technologies, systems and practices and to those of any third parties that process personal data on our behalf. Although we strive to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations. If we (or third parties upon we rely) fail, or are perceived to have failed, to address and comply with data privacy and security obligations, we could face significant consequences. These consequences may include but are not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections and similar consequences); litigation (including class-related claims); additional reporting requirements and oversight; bans on processing personal data; orders to destroy and not to use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation and our business and financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, our clinical trial activities); inability to process personal data; inability to operate in specific jurisdictions; limitations in our ability to develop and commercialize our products; time and other resource expenditures; adverse publicity; and revisions to our operations.

Globally, virtually every jurisdiction in which we operate has established its own data privacy and security frameworks. For example, the European Union General Data Protection Regulation, or the EU GDPR, and the United Kingdom equivalent to the EU GDPR (“UK GDPR”), and other similar laws and regulations impose strict requirements for processing personal data. These laws and regulations also provide for monetary fines and processing penalties.  For example, under the UK GDPR, the government may impose temporary and definitive bans on personal data processing as well as fines of up to £17.5 million or 4% of the total annual worldwide turnover in the preceding financial year, whichever is higher. Further, relevant stakeholders may initiate litigation related to our processing of personal data.

The UK’s decision to leave the European Union, often referred to as Brexit, and ongoing developments in the UK have created uncertainty with regard to data protection regulation in the UK. Going forward, there may be an increasing scope of divergence in application, interpretation and enforcement of data protection laws as between the UK and EU. In addition to the parallel UK and EU regimes, following the expiry of the post-Brexit transitional arrangements agreed between the UK and EU, the UK Information Commissioner’s Office is not able to be our ‘‘lead supervisory authority’’ in respect of any ‘cross-border personal data processing’ for the purposes of the EU GDPR. Because we did not designate a lead supervisory authority in an EU member state with effect from January 1, 2021, we are not able to benefit from the EU GDPR’s ‘‘one stop shop’’ mechanism. Among other things, this means that, in the event of a violation of the applicable data protection laws affecting data subjects across the UK and the EU, we could be investigated, and ultimately fined by, the UK Information Commissioner’s Office and the supervisory authority in each and every EU member state where data subjects have been affected by such violation.

In addition, certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws. For example, absent appropriate safeguards, the EU GDPR and UK GDPR generally restrict the transfer of personal data to countries outside of the European Economic Area (“EEA”) and UK, such as to the United States, which government regulators have respectively found not to provide an adequate level of data privacy and security protection. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and United Kingdom to the United States, uncertainty remains about compliance with such data protection laws and such mechanisms may not be available or applicable with respect to our personal data processing activities. For example, the “Standard Contractual Clauses” that are designed to be a valid mechanism by which parties can transfer personal data out of the EEA and UK to jurisdictions that are not found to provide an adequate level of protection, must be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country. Specifically, the parties to the cross-border personal data transfer must evaluate the importing jurisdiction’s laws and implement supplemental security measures as necessary to protect the at-issue personal data. It is likely that there will continue to be some uncertainty regarding the mechanisms by which parties transfer personal data out of the EEA and UK to jurisdictions such as the United States. If we cannot implement and maintain a valid mechanism for cross-border personal data transfers, we may face increased exposure to regulatory actions, substantial fines and injunctions against processing (including prohibitions on transferring personal data out of the UK and EEA). The inability to export personal data personal data to other jurisdictions could negatively impact our business operations (including by limiting our ability to conduct clinical trial activities globally); and limit our ability to collaborate with parties that operate in foreign jurisdictions.

In the United States, federal, state and local governments have enacted numerous data privacy and security laws (including data breach notification laws, personal data privacy laws and consumer protection laws). For example, the California Consumer Privacy Act of 2018 (“CCPA”) imposes obligations on businesses to which it applies. These obligations include but are not limited to providing specific disclosures in privacy notices and affording California residents with certain rights related to their personal data. The CCPA allows for statutory fines for non-compliance (up to $7,500 per violation). Other states have similarly enacted data privacy laws. If we become subject to new data privacy or security laws, at the state level, the risk of enforcement action against us could increase because we may become subject to additional obligations, and the number of individuals or entities that can initiate actions against us may increase (including individuals, via a private right of action, and state actors).

Additionally, regulations promulgated pursuant to the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended, establish privacy and security standards that limit the use and disclosure of individually identifiable health information and protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of such information and ensure the confidentiality, integrity and availability of electronic protected health information. These provisions may apply to our business or that of third parties upon whom we rely (such as our clinical trial sites, collaborators, service providers, contractors or consultants). Determining whether such health information has been handled in compliance with applicable obligations can be complex and may be subject to changing interpretation. If we are unable to protect properly the privacy and security of such information, we could be found to have violated our statutory, contractual and other obligations.

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

Because we are organized under the laws of England and Wales with principal executive offices in the United Kingdom and have a U.S. subsidiary and operations in the United States, we are subject to U.S. laws that regulate foreign investments in U.S. businesses and real estate as well as those that regulate access by foreign persons to technology developed and produced in the United States. These laws include section 721 of the Defense Production Act of 1950, as amended, and its implementing regulations at 31 C.F.R. Parts 800 and 802, administered by the Committee on Foreign Investment in the United States; and the Export Control Reform Act of 2018, as implemented by the Export Administration Regulations, and through additional U.S. Commerce Department rulemakings to impose new export control restrictions on “emerging and foundational technologies”, yet to be fully identified. Application of these laws, including as they are implemented through regulations being developed, may negatively impact our business in various ways, including by restricting our access to capital and markets; limiting the collaborations we may pursue; regulating the export, re-export, or transfer of our products, services, and technology from the United States and abroad; increasing our costs and the time necessary to obtain required authorizations and to ensure compliance with U.S. law; and threatening monetary fines and other penalties if we do not.

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

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our current or future product candidates or any future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of our products or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

There have been executive, judicial and congressional challenges to certain aspects of the ACA. While Congress has not passed repeal legislation to date, the TCJA, repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, re-examining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear what effect any such challenges or the healthcare reform measures of the Biden administration will have on the status of the ACA. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2031, unless additional Congressional action is taken. The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, and other COVID-19 pandemic relief legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. The American Taxpayer Relief Act of 2012 among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule and guidance on September 24, 2020 providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until January 1, 2023. On November 20, 2020, the Centers for Medicare & Medicaid Services, or CMS, issued an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinded the Most Favored Nation model interim final rule. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives.

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

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the ACA. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

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

•
the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the Affordable Care Act, require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to CMS information related to transfers of value made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests of such physicians and their immediate family members;

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

We plan to submit investigational new drug applications, or INDs, for additional product candidates to the FDA in the future. We also plan to submit applications to start clinical trials of additional product candidates outside the United States to the national competent authorities (for example, a clinical trial authorization, or CTA, to Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom).

The filing of INDs to the FDA and the filing of applications outside the United States is dependent on additional data that have to be generated to support such regulatory filings. Hence, these filings may be delayed if the tests to generate those data show unexpected results or if technical issues arise in generating those data in the first place.

We cannot be sure that submission of an IND, IND amendment or CTA will result in the FDA or any other competent authority outside the United States allowing testing and clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trials. The manufacturing and pre-clinical safety and efficacy testing requirements of both ImmTAC® and ImmTAAI® remain emerging and evolving fields. Accordingly, we expect chemistry, manufacturing and control related topics, including product specification, as well as pre-clinical safety testing, will be a focus of IND reviews, which may delay the allowance of INDs by the FDA or CTA approval by other competent authorities outside the United States.

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

Changes in funding for the FDA, the Securities and Exchange Commission, or SEC, and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business.

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

If we succeed in developing any products, we intend to market them in non-U.S. jurisdictions in addition to the United States or we may also apply for non-U.S. regulatory approval at the same time as we apply for U.S. regulatory approval. For example, KIMMTRAK recently received marketing approval from the FDA, and we are currently seeking further approval of tebentafusp in Europe following our MAA submission to the EMA. In order to market and sell our products in other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. We may not obtain non-U.S. regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions. Approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. If we fail to obtain approval of any of our product candidates by regulatory authorities in another country we will be unable to commercialize our product in that country, and the commercial prospects of that product candidate and our business prospects could decline. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, we must secure product reimbursement approvals before regulatory authorities will approve the product for sale in that country. Obtaining non-U.S. regulatory approvals and compliance with non-U.S. regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. Also, regulatory approval for any of our product candidates may be withdrawn if we fail to comply with regulatory requirements, if problems occur after the product candidate reaches the market or for other reasons. If we fail to comply with the regulatory requirements in international markets and fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business will be negatively affected.

Risks Relating to our Business Operations, Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and experienced scientists and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of Dr. Bahija Jallal, Chief Executive Officer, Brian Di Donato, our Chief Financial Officer, and Dr. David Berman, our Head of Research and Development, as well as the other principal members of our management, scientific, clinical and commercial team. Although we have entered into employment letter agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

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

We expect to continue to expand our development, commercial and regulatory capabilities and have recently developed sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of December 31, 2021, we had 324 full-time employees. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly as we continue to function and grow as a public company and in the areas of product development, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

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

We have a $100.0 million loan and security agreement with Oxford Finance, or the Loan Agreement, that is secured by a lien covering substantially all of our assets, including intellectual property. As of December 31, 2021, the outstanding principal balance under the Loan Agreement was $50.0 million. An additional $25.0 million is available to us at our option following BLA approval for tebentafusp, and a further $25.0 million is available at our option and at the discretion of Oxford Finance. The Loan Agreement contains customary covenants and events of default applicable to us.

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

Our operations and those of our third-party suppliers and collaborators could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes or other extreme weather conditions, medical epidemics, labor disputes, war or other business interruptions. Although we have limited business interruption insurance policies in place, any interruption could come with high costs for us, as salaries and loan payments would usually continue. Moreover, any interruption could seriously harm our ability to timely proceed with any clinical programs or to supply product candidates for use in our clinical programs or during commercialization. For example, the current COVID-19 pandemic has, at points, caused an interruption in our clinical trial activities. Specifically, we had to reduce our business activities including those in the laboratory according to governmental orders in the United States as well as in the United Kingdom. Additionally, supply chains disruptions impact and may continue to impact our research activities. Moreover, at the end of 2021 and into 2022, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, North Atlantic Treaty Organization, or NATO has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialise our products (subject to regulatory approval) in this region. For example, our ongoing IMCgp100-202 trial currently includes trial sites located in Ukraine and Russia and we are currently treating one patient in Russia. Currently, we have plans in place to continue study treatment for this individual; however, the invasion of Ukraine will likely impact our ability to conduct the trial in Ukraine, Russia and potentially in other Eastern European countries, and may prevent us from continuing treatment or follow-up for patients currently enrolled or enrolling future patients at sites in these countries, and may also prevent us from commercialising our products (subject to regulatory approval) in this region. This could negatively impact the anticipated timing and completion of our clinical trials and/or analyses of clinical results, including our IMCgp100-202 Trial, and negatively impact our plans to commercialise our product (subject to regulatory approval) in this region, which could harm our business.

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

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations and actions; litigation; fines and penalties; disruptions to our business operations; reputational harm; loss of revenue and profits; loss of customers and sales; and other adverse consequences

In the ordinary course of business, we collect, store, use, transmit, disclose and otherwise process proprietary, confidential and sensitive data (including personal data such as health-related data), intellectual property and trade secrets. We may rely upon third-party service providers and technologies to operate critical business systems to process such information in a variety of contexts (including, without limitation, third-party providers of cloud-based infrastructure, personnel email and other functions). Our ability to monitor these third parties’ information security practices is limited and these third parties may not have adequate information security measures in place.

We and the third parties upon whom we rely face a variety of evolving threats including but not limited to breakdown; breach; interruption or damage from computer viruses; computer hackers; malicious code (such as worms); social-engineering attacks (including phishing attacks); personnel error or malfeasance; theft or misuse; denial-of-service attacks; sophisticated nation-state and nation-state-supported actors; malware (including as a result of advanced persistent threat intrusions); denial-of-service attacks (such as credential stuffing); ransomware attacks; software bugs; server malfunctions; software and hardware failures; natural disasters; fires; floods; terrorism; war; telecommunication and electrical failures; and other compromise. Despite our security practices, there is a risk that we may be subject to phishing and other cyberattacks in the future. Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. The COVID-19 pandemic and our remote workforce increases risks to our information technology systems and data as more of our personnel work from remote locations and use network connections outside of our control. Any of the previously identified or similar threats could cause a security breach or other interruption. A security breach or other interruption could result in unauthorized, unlawful or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to data. A security breach or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our goods and otherwise operate our business. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we may rely on third parties for the manufacturing of our product candidates and any future product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business.

The risk of security breaches has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by threat actors change frequently, may not be recognized until launched, and can originate from a wide variety of sources. While we have implemented security measures designed to protect our information technology systems and data, there can be no assurance that these measures will be effective. We have not always been able in the past to protect against security breaches (for example, we incurred two minor phishing attacks in 2018 and 2019).We may expend significant resources and modify our business activities (including our clinical trial activities) in an effort to protect against security breaches. Certain data privacy and security obligations may require us to implement and maintain specific security measures (including industry-standard or reasonable security measures) to protect our information technology systems and data.

To the extent that any disruption or security breach were to occur (or be perceived to have occurred), we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits and inspections); additional reporting requirements and/or oversight; restrictions on processing data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary expenditures; financial loss; harm to our competitive position; delays to the further development and commercialization of our product candidates or any future product candidates; and other similar harms. Security breaches and attendant consequences may cause customers to stop using our goods; limit our ability to conduct clinical trials; and otherwise negatively impact our business. If we were to experience a significant cybersecurity breach of our information systems or data, the costs associated with the investigation, remediation and potential notification of the breach (under applicable privacy and security obligations) to counterparties, data subjects, regulators or others could be material. The failure to comply with such notification obligations could lead to adverse consequences.

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

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in non-U.S. currency exchange rates of the pound sterling, U.S. dollar, euro and currency controls;

•	changes in a specific country’s or region’s political or economic environment, including the longer-term implications of Brexit;

•	trade protection measures, import or export licensing requirements or other restrictive actions by governments;

•	differing reimbursement regimes and price controls in certain non-U.S. markets;

•	negative consequences from changes in tax laws;

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

  Moreover, at the end of 2021 and into 2022, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialise our products (subject to regulatory approval) in this region. For example, our ongoing IMCgp100-202 trial currently includes trial sites located in Ukraine and Russia and we are currently treating one patient in Russia. Currently, we have plans in place to continue study treatment for this individual; however, the invasion of Ukraine will likely impact our ability to conduct the trial in Ukraine, Russia and potentially in other Eastern European countries, and may prevent us from continuing treatment or follow-up for patients currently enrolled or enrolling future patients at sites in these countries, and may also prevent us from commercialising our products (subject to regulatory approval) in this region. This could negatively impact the anticipated timing and completion of our clinical trials and/or analyses of clinical results, including our IMCgp100-202 Trial, and negatively impact our plans to commercialise our product (subject to regulatory approval) in this region, which could harm our business.

The United Kingdom’s withdrawal from the European Union may adversely impact our ability to obtain regulatory approvals of our product candidates in the European Union and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the European Union.

Our principal office space is located in the United Kingdom. The United Kingdom formally exited the European Union, commonly referred to as Brexit, on January 31, 2020. Under the terms of its departure, the United Kingdom entered a transition period, or the Transition Period, during which it continued to follow all European Union rules. The Transition Period ended on December 31, 2020. On December 30, 2020, the United Kingdom and European Union signed the Trade and Cooperation Agreement, which includes an agreement on free trade between the two parties, which provisionally applied from January 1, 2021, and formally entered into force on May 1, 2021.

Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from EU directives and regulations, Brexit has had, and will continue to have, a material impact upon the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom and the European Union. For example, following the Transition Period, Great Britain is no longer covered by the centralized procedures for obtaining EU-wide marketing authorizations and our products will therefore require a separate marketing authorization to allow us to market such products in Great Britain. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from or delay us commercializing our product candidates in the United Kingdom and/or the EEA and restrict our ability to generate revenue and achieve and sustain profitability. In the short term, there is ongoing disruption to import and export processes due to a lack of administrative processing capacity by the respective United Kingdom and EU customs agencies that may delay time-sensitive shipments and may negatively impact our product supply chain. In addition, there are non-tariff costs to such trade that did not exist prior to the expiry of the Transition Period. Orphan designation in Great Britain following Brexit is, unlike in the EU, not available pre-marketing authorization. Applications for orphan designation in Great Britain (or the United Kingdom, if there is not a prior centralized marketing authorisation in the EU) are now made at the same time as an application for marketing authorization. The criteria to be granted orphan designation are essentially identical to those in the EU but based on the prevalence of the condition in Great Britain as opposed to prevalence in the EU. It is therefore possible that conditions that were or would have been designated as orphan conditions in Great Britain prior to the end of the Transition Period are or would no longer be and that conditions that were not currently designated as orphan conditions in the European Union will be designated as such in Great Britain.

As a result of Brexit or otherwise, other European countries may seek to conduct referenda with respect to their continuing membership with the European Union. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the European Union will have and how such withdrawal will affect us, and the full extent to which our business could be adversely affected.

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

We completed our initial public offering in February 2021. From February 4, 2021 to January 31, 2021, the closing price of our ADSs ranged from a high of $56.34 to a low of $18.94 per ADS. The trading price of our ADSs has and is likely to continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, these factors include but not limited to:

•	our failure to successfully execute our commercialization strategy with respect to KIMMTRAK;

•	actions or announcements by third-party or government payers with respect to coverage and reimbursement of KIMMTRAK;

•	adverse regulatory decisions,, or our ability to obtain regulatory approval of, tebentafusp in other jurisdictions, or any of our other product candidates;

•	adverse results or delays in pre-clinical studies or clinical trials;

•	reports of adverse events in products similar or perceived to be similar to those we are developing or clinical trials of such products;

•	an inability to obtain additional funding;

•	failure by us to successfully develop and commercialize our product candidates;

•	failure by us to maintain our existing strategic collaborations or enter into new collaborations;

•	failure by us to identify additional product candidates for our pipeline;

•	failure by us or our licensors and strategic partners to prosecute, maintain, protect or enforce our intellectual property and proprietary rights;

•	disputes or other developments relating to intellectual and other proprietary rights, including litigation

•	matters and our ability to obtain patent and other intellectual property protection for our technologies;

•	changes in laws or regulations applicable to future products;

•	an inability to obtain adequate product supply for our product candidates or the inability to do so at acceptable prices;

•	the introduction of new products, services or technologies by our competitors;

•	failure by us to meet or exceed financial projections we may provide to the public;

•	failure by us to meet or exceed the financial projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	changes in the structure of healthcare payment systems;

•	inability to obtain adequate commercial supply for any approved product or inability to do so at acceptable prices;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us, our strategic partner or our competitors;

•	inability to comply with our debt covenants and to make payments as they become due;

•	additions or departures of key scientific or management personnel;

•	significant lawsuits, including patent or shareholder litigation;

•	changes in the market valuations of similar companies;

•	general economic, industry, political and market conditions, including, but not limited to, the ongoing impact of the COVID-19 pandemic;

•	sales of our ADSs or ordinary shares by us or our shareholders in the future; and

•	the trading volume of our ADSs; and

•	other events or factors, many of which are beyond our control.

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

As of December 31, 2021, our executive officers, directors and current beneficial owners of five percent or more of our ordinary shares and their respective affiliates beneficially owned, in the aggregate, approximately 43% of our outstanding ordinary shares (including ordinary shares in the form of ADSs). The voting power of this group may increase to the extent any shareholders holding non-voting ordinary shares convert their non-voting ordinary shares into ordinary shares.

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

We entered into a global access commitments agreement with our shareholder, the Bill & Melinda Gates Foundation, or the Gates Foundation, in September 2017, which was amended and restated in March 2020 and February 2021, pursuant to which we are required to take certain actions to support the Gates Foundation’s mission. In the event that we are in breach of certain provisions of the global access commitments agreement, following a cure period, we may be required to repurchase for cash all, or to facilitate the purchase by a third party of all, the securities of our company held by the Gates Foundation at certain terms that may not be favorable to us. This would also include the ADSs acquired in the concurrent private placement, if any. If this occurs, cash used for this purpose may, adversely affect our liquidity, cause us to reduce expenditures in other areas of our business, or curtail our growth plans. If we do not have sufficient cash on hand to purchase the securities, we could have to seek financing alternatives in order to meet our obligations, and there is no certainty that financing would be available on reasonable terms or at all. For the period that we are unable to repurchase the securities held by the Gates Foundation or arrange for a third party to purchase such securities, we would not likely be allowed to pay dividends, repurchase the securities of any other shareholder or otherwise make any other distribution to any of our shareholders in connection with their securities. Therefore, meeting this purchase obligation, if necessary, could have a material adverse effect on our business and financial results. For more information on the Gates Foundation’s withdrawal rights, see “Item 4B. Business overview—Our Collaborations and License Agreements—Gates Collaboration.”

The sale of a substantial number of our ADSs in the public market could cause the market price of our ADSs to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our ADSs in the public market, or the perception that these sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities

We have filed a registration statement on Form S-8 under the Securities Act to register ordinary shares subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under this registration statement on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, as well as, in the case of our affiliates, the restrictions of Rule 144 under the Securities Act.

Additionally, the holders of an aggregate of approximately 43 million of our ordinary shares, or their transferees, have rights, subject to conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders following the expiration of the initial public offering lock-up period, as well as to cooperate in certain public offerings of such ordinary shares. If we were to register the resale of these shares, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.

Holders of our ADSs do not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Holders of the ADSs do not have the same rights as our shareholders and in accordance with the provisions of the deposit agreement, will not be able to exercise voting rights attaching to the ordinary shares represented by the ADSs on an individual basis. The depositary or its nominee will act as the representative for the holders of the ADSs and will exercise the voting rights attached to the ordinary shares represented by the ADSs. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise voting rights and may lack recourse if their ADSs are not voted as requested. In addition, holders of our ADSs will not be able to call a shareholders’ meeting. See “Item 12.D American Depositary Shares.”

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Item 12.D American Depositary Shares.”

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

Although we do not have any present plans to declare or pay any dividends, in the event we declare and pay any dividend, the depositary for the ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses and applicable taxes required to be withheld in connection with any such dividend distribution. Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of the ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of the ADSs.

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

We are an emerging growth company, or EGC, and we will remain an emerging growth company until the earlier to occur of (1) December 31, 2026, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an emerging growth company, or EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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

We have incurred, and will continue to incur, increased costs, and we will continue to place increasing demands upon management as a result of being a public company, and our management will be required to devote substantial time to new compliance initiatives.

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

We previously identified a material weakness in our internal control over financial reporting, which has since been remediated. We may discover additional material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce timely and accurate financial statements or prevent fraud. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs

Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, requires that beginning with this Annual Report, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently, will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an emerging growth company.

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

In the fourth quarter of 2020, we enhanced our overall control environment, including adding finance, accounting and procurement personnel to drive and implement required additional processes and procurement controls, implementing improvements in software relating to approvals of purchase orders and contracts, adding additional layers of review of contracts and journal entries and delegation of contract authority limits. We also further developed and documented our accounting policies and financial reporting procedures, including ongoing executive management review and audit committee oversight. We remediated the material weakness as of December 31, 2020.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs.

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

Based on our analysis of our activities and the composition of our income and assets, we believe that we were not a PFIC for our taxable year ending December 31, 2021. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year. In addition, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Accordingly, if our market capitalization declines while we hold a substantial amount of cash and cash-equivalents for any taxable year we may be a PFIC for that taxable year. Under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. We have only recently begun to generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive financing income. Therefore, we cannot express an expectation regarding our PFIC status for the current or any future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, as well as certain elections that may be available to U.S. investors, see “Item 10.E Taxation—Material United States Federal Income Considerations for U.S. Holders.”

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable U.K. tax legislation.

As a U.K. incorporated and tax resident entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception and therefore have not paid any U.K. corporation tax. As of December 31, 2021, we had cumulative carryforward tax losses of £234.2 million. Subject to any relevant utilization criteria and restrictions (including for example, the use of loss carryforwards in relation to U.K. profits incurred on or after April 1, 2017 will be limited each year to £5.0 million per group plus, broadly, an incremental 50% of U.K. taxable profits), we expect these to be eligible for carry forward and utilization against future operating profits.

As a company that carries out extensive research and development activities, we seek to benefit from the U.K. research and development tax relief programs, being the Small and Medium-sized Enterprises R&D tax relief program, or SME Program, and, to the extent that our projects are grant funded or relate to work subcontracted to the company by third parties, the Research and Development Expenditure Credit program, or RDEC Program. The tax reliefs we have obtained under these programs have generated a meaningful proportion of our cash flow, amounting to £38.9 million and £12.3 million in the accounting periods ending December 31, 2020 and December 31, 2021, respectively. Under the SME Program, we may be able to surrender the trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. We may not be able to continue to claim payable research and development tax credits, under the SME Program in the future, if we cease to qualify as an SME, based on size criteria concerning employee headcount, turnover and gross assets. Where we cease to qualify as an SME and whilst we continue to generate losses and do not pay any U.K. corporation tax, we may be able to generate a cash rebate under the RDEC Program. The cash rebate under the RDEC Program is up to 10.53% of such qualifying research and development expenditures. The U.K. Finance Act 2021 introduced Finance Bill currently progressing through the U.K. Parliament introduces a cap on payable credit claims under the SME Program in excess of £20,000 with effect from April 2021 by reference to, broadly, three times the total PAYE and NICs liability of the company, subject to an exception. which prevents the cap from applying. That exception requires the company to be creating, taking steps to create or managing intellectual property, as well as having qualifying research and development expenditure in respect of connected parties which does not exceed 15% of the total claimed. If such cap comes into force, and such exception does not apply, this could restrict the amount of payable credit that we claim under the SME Program. Additionally, on 27 October 2021, the U.K. Government announced its intention to introduce (following consultation) further restrictions to the U.K. research and development relief programs, refocusing such programs towards innovation in the U.K. A subsequent U.K. Government report proposed restrictions which (if enacted) could, in particular, limit our ability to make claims under the existing relief programs in respect of: (i) research and development subcontracted to a third party (and, in the case of the RDEC Program, in respect of contributions made to a qualifying body) where such third party (or qualifying body) performs the work outside of the U.K., and (ii) expenditure incurred on externally provided workers that are not paid through UK payroll. These and other potential future changes to the U.K. research and development tax relief programs may mean we no longer qualify or may impact on the extent to which we can make claims. Future changes to the R&D tax relief programs may be made which mean we no longer qualify or which impact on the extent to which we can make claims.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective rate of 10% by giving an additional tax deduction. We are the exclusive licensee or owner of several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be eligible for this deduction. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term rate of corporation tax lower than the statutory to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.

Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate, and the tax treatment of our ADSs and ordinary shares, could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration or being implemented at national or international level (such as those related to the Organisation for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project (including “BEPS 2.0”), the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or stamp duty reserve tax treatment of our ADSs or ordinary shares.

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

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the U.K. Companies Act, or the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Item 10.B Memorandum and Articles of Association—Differences in Corporate Law” in this Annual Report for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

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

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. See “Item 10.B Memorandum and Articles of Association.”

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

Immunocore Holdings plc was incorporated on January 7, 2021. On February 9, 2021, we completed our IPO, and we have been a publicly listed company for over a year.

We were originally incorporated under the laws of England and Wales in December 2007 as a private company with limited liability called Immunocore Limited. Immunocore Holdings Limited was incorporated on January 7, 2021 as a private limited company under the laws of England and Wales with nominal assets and liabilities for the purpose of becoming the holding company of Immunocore Limited and consummating the corporate reorganization. On January 22, 2021, each holder of series A preferred shares, series B preferred shares, series C preferred shares, G1 shares, G2 shares and ordinary shares in Immunocore Limited sold and transferred their shares to Immunocore Holdings Limited (now Immunocore Holdings plc) in exchange for receiving 100 shares of the same class in Immunocore Holdings Limited. We refer to this as our “Share Exchange”. Immediately following the Share Exchange, the holders of shares in Immunocore Limited held shares in Immunocore Holdings plc of the same class and in the same proportions as their holding in Immunocore Limited, except for that they each held 100 times as many shares. Immunocore Limited became a wholly-owned subsidiary of Immunocore Holdings plc as a result of the Share Exchange. Following the Share Exchange, Immunocore Limited undertook a reorganization of its share capital to re-designate its series A preferred shares, series B preferred shares, series C preferred shares, G1 shares and G2 shares into a single class of ordinary shares. Subsequent to the Share Exchange, Immunocore Limited reduced its share capital by way of the cancellation of all amounts standing to the credit of Immunocore Limited’s share premium account and the cancellation of 6,414,412 ordinary shares resulting from the reorganization of capital referred to above pursuant to Part 17 of the Companies Act in order to create distributable reserves. On February 1, 2021, Immunocore Holdings Limited re-registered as a public limited company and was re-named Immunocore Holdings plc.

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

Our actual capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to £1.0 million, £3.1 million and £4.3 million, respectively. These capital expenditures primarily consisted of property, plant and equipment, leasehold improvements, lab equipment and computer equipment and software in the United Kingdom.

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

We are a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune. Leveraging our proprietary, flexible, off-the-shelf ImmTAX platform, we are developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

On January 26, 2022, the U.S. Food and Drug Administration, or the FDA, approved KIMMTRAK (tebentafusp-tebn) for the treatment of patients with unresectable or metastatic uveal melanoma, or mUM. KIMMTRAK is the first TCR therapeutic to receive regulatory approval from the FDA, the first bispecific T cell engager to receive regulatory approval from the FDA to treat a solid tumor, and the first and only therapy for the treatment of unresectable or mUM to be approved by the FDA.

 In February 2022, we announced that the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or the EMA, has adopted a positive opinion recommending the approval of KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. The CHMP positive opinion is one of the final steps before marketing authorisation is granted by the European Commission, which has the authority to approve medicines for use throughout the European Union. Subject to regulatory approval from the European Commission, we anticipate launching KIMMTRAK in Europe in the second quarter of 2022. We plan to pursue regulatory approval for the marketing authorization of KIMMTRAK in all 28-member states of the European Union.

The United Kingdom’s Medicines and Healthcare Regulatory Agency (MHRA), Health Canada, and the Australian Government Department of Health Therapeutic Goods Administration (TGA) have each accepted the submission of the Company’s Marketing Authorisation Application.

KIMMTRAK is manufactured at facilities located in Denmark and Germany. We are supporting the appropriate use of KIMMTRAK in the United States through a well-equipped and fit-for-purpose commercial team that includes medical, sales, and value access team members. We utilize a hybrid model that includes in-house and contracted resources in the United States and Europe. To support our commercial efforts, we have entered into an exclusive multi-regional agreement with Medison Pharma to help seek regulatory authorization and commercialize Immunocore’s KIMMTRAK in Canada, twenty markets across Central Eastern Europe and Israel. After FDA approval in the United States on January 26, 2021, KIMMTRAK commercial supply was made available shortly after the FDA approval for the treatment of patients with unresectable or metastatic uveal melanoma. KIMMTRAKConnect was launched within three days of FDA approval with the goal to help ensure  patients in the United States have access to KIMMTRAK, including financial assistance, personalized support and education, and site of care coordination for eligible patients.

As of December 31, 2021, we have dosed over 700 cancer patients with our ImmTAX product candidates, which we believe is the largest clinical data set of any bispecific in a solid tumor and any TCR therapeutic. Our clinical programs are being conducted with patients with a broad range of cancers including melanoma, lung, gastric, head and neck and ovarian, among others. We have [three] clinical stage programs within our ImmTAC (Immune mobilizing monoclonal TCRs Against Cancer) platform, including KIMMTRAK. Our other ImmTAX product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need, and we are studying the application of our ImmTAX platform to infectious diseases and autoimmune conditions.

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

Our Pipeline

We are currently leveraging our ImmTAX platform within three therapeutic areas: oncology, infectious, and autoimmune disease. We have named each of these platforms according to their therapeutic area to distinguish the type of target recognized by the TCR targeting system and the selected effector function. We have five clinical stage assets as well as numerous pre-clinical programs. While our most advanced clinical programs are focused on developing treatments for oncology, we believe our ImmTAX platform is versatile, and will also allow us to develop therapeutics with significant advantages in the treatment of infectious and autoimmune diseases. Our current pipeline is represented in the diagram below.

Our ImmTAC Platform (Oncology)

Within our ImmTAC platform, we have three clinical stage programs and additional pre-clinical programs (two of which are shown in the diagram above), focusing on the treatment of solid tumors with high unmet medical needs. Our ImmTAC product candidates are bispecific, soluble TCR molecules featuring an antigen-specific targeting module based on our high-affinity, highly specific TCR system and our proprietary cluster of differentiation 3 effector module for T cell recruitment, engagement and activation.

Our ImmTAC programs include:

•
 KIMMTRAK (tebentafusp-tebn), our ImmTAC molecule targeting an HLA-A*02:01 gp100 antigen, is our first approved product. KIMMTRAK was approved by the FDA on January 26, 2022 for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. KIMMTRAK demonstrated monotherapy activity and recently achieved the primary endpoint of superior overall survival in a randomized Phase 3 clinical trial in patients with previously untreated metastatic uveal melanoma against the investigator’s choice of treatment. The OS hazard ratio in the intent-to-treat population favored tebentafusp, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 13% ipilimumab; 6% dacarbazine). The FDA reviewed KIMMTRAK under the Real-Time Oncology Review pilot program, an initiative of the FDA’s Oncology Center of Excellence designed to expedite the delivery of safe and effective cancer treatments to patients, and the FDA’s Project Orbis initiative, which enables concurrent review by the health authorities in partner countries that have requested participation.

•
Tebentafusp regulatory submissions have been submitted to additional regulatory agencies outside the United States requesting marketing authorization of tebentafusp for the treatment of mUM. The EMA, the United Kingdom’s MHRA, Health Canada, and the Australian Government Department of Health Therapeutic Goods Administration have each accepted the submission of our MAA. In February 2022, we announced that the CHMP, of the EMA has adopted a positive opinion recommending the approval of KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. The CHMP positive opinion is one of the final steps before marketing authorisation is granted by the European Commission, which has the authority to approve medicines for use throughout the European Union. Subject to regulatory approval from the European Commission, we anticipate launching KIMMTRAK in Europe in the second quarter of 2022. We plan to pursue regulatory approval for the marketing authorization of KIMMTRAK in all 28-member states of the European Union.

•
Continue to promote our global early access program to make KIMMTRAK readily available to mUM patients. We are focused on continuing to treat these patients with KIMMTRAK as regulatory approval is sought in the European Union and their respective European countries. There are currently over 200 patients in 13 countries enrolled in our global early access program.

•
Tebentafusp is also being developed in metastatic cutaneous melanoma (mCM). In 2021, Immunocore presented data from Phase 1b trial in metastatic cutaneous melanoma (mCM) at the Society for Immunotherapy of Cancer (SITC) 36th Annual Meeting. Preliminary evidence of KIMMTRAK (tebentafusp-tebn) clinical activity in mCM patients who had prior anti-PD(L)1 therapy, currently an unmet medical need, included 1-year overall survival (OS) rate of 76%. We anticipate initiating a mCM Phase 2 randomized trial with and without PD(L)1 therapies in the fourth quarter of 2022.

•
IMC-C103C, our ImmTAC molecule targeting an HLA-A*02:01 MAGE-A4 antigen, is currently being evaluated in a first-in-human, Phase 1/2 dose escalation trial in patients with solid tumor cancers including non-small-cell lung cancer, or NSCLC, gastric, head and neck, ovarian and synovial sarcoma. In December, we reported initial Phase 1 data from the trial at the European Society of Medical Oncology Immuno-Oncology Congress. IMC-C103C demonstrated a manageable safety profile and clinical activity with confirmed durable responses in ovarian cancer and a confirmed durable response in head and neck squamous cell carcinoma, or HNSCC. We initiated an expansion arm in high-grade serous ovarian carcinoma at 140 micrograms/week. We anticipate reporting additional data from the Phase 1 trial in the fourth quarter of 2022.

•
 IMC-F106C, our ImmTAC molecule targeting an optimal HLA-A*02:01 PRAME antigen is currently being evaluated in a first-in-human, Phase 1/2 dose escalation trial in patients with multiple solid tumor cancers including NSCLC, SCLC, endometrial, ovarian, cutaneous melanoma, and breast cancers. As of December 31, 2021, we enrolled 39 patients in the Phase 1 clinical trial. Early pharmacodynamic data indicate that IMC-F106C monotherapy is demonstrating biological activity at the doses currently under evaluation. We anticipate reporting Phase 1 initial data from the trial in the third quarter of 2022.

Our ImmTAV Platform (Infectious Diseases)

Using our ImmTAV (Immune mobilizing monoclonal TCRs Against Virus) platform, we have advanced our first program into the clinic. Our ImmTAV product candidates are bispecific soluble TCR molecules featuring our ImmTAX TCR-based targeting system with high specificity for low-expression viral antigens, combined with the proprietary anti-CD3 effector module for T cell engagement and activation that has been evidenced by our clinical oncology pipeline. We are seeking to develop therapeutics that can provide a functional cure to chronic viral disease and are focusing initially on hepatitis B virus, or HBV, and human immunosuppression virus, or HIV.

Our ImmTAV programs include:

•
IMC-I109V, our ImmTAV molecule targeting a conserved hepatitis B virus, or HBV, envelope antigen, is our most advanced ImmTAV program and is currently being evaluated in a Phase 1/2 clinical trial in patients with chronic HBV who are non-cirrhotic, hepatitis B e-Antigen negative, and virally suppressed on chronic nucleot(s)ide analogue therapy. Our goal is to develop a functional cure for HBV and we initiated dosing the first patient in our Phase 1 single ascending dose, or SAD, trial in the second quarter of 2021.

•
IMC-M113V, our ImmTAV molecule targeting the human immunosuppression virus, or HIV, gag antigen bispecific TCR molecule, is currently in pre-clinical development. Our goal is to develop a functional cure for HIV and we expect to begin dosing patients in the UK and Europe in 2022. Our clinical trial application in the United Kingdom was accepted in December of 2021, and we anticipate dosing the first patient in this trial during the second quarter of 2022.

Our ImmTAAI Platform (Autoimmune Diseases)

While our ImmTAC and ImmTAV platforms attempt to provide therapeutic benefit by driving an immune response against targeted cells, our ImmTAAI (Immune modulating monoclonal TCRs Against AutoImmune disease) platform leverages our ImmTAX platform to generate product candidates designed to provide precision targeted immunosuppression for the treatment of autoimmune diseases. Our ImmTAAI product candidates are designed to target organs, tissues or immune cells and deliver an immune suppressive effector function. We have optimized two immune system modulating effector functions to provide local T cell inhibition, which we believe may limit any adverse effects originating from systemic immune suppression. We believe we can use our ImmTAAI platform to develop a portfolio of product candidates to treat autoimmune indications with a high unmet medical need and provide significant benefit to patients.

Our 2022 Strategy and Planned Portfolio Milestones

Our vision is to build a global immuno-therapy business with a portfolio of therapeutics that have the potential to beneficially impact the clinical outcomes of patients across a broad range of diseases, with a near-term focus on the treatment of cancer, infectious and autoimmune diseases. We are pioneering the field of TCR bispecifics by leveraging the power of TCRs to recognize nearly any cellular protein with targeted precision and convert them into potent ImmTAX therapies that can either boost or inhibit the immune system to treat the disease. In order to execute our strategy, we are pursuing the following near-term milestones:

KIMMTRAK® (tebentafusp-tebn)

•	The US commercial launch of KIMMTRAK in metastatic uveal melanoma (mUM).
•	The European commercial launch of KIMMTRAK in mUM subject to regulatory approval.
•	The initiation of a randomized trial in metastatic cutaneous melanoma.

ImmTAC Clinical Candidates targeting oncology targets PRAME and MAGE-A4

•	Phase 1 data from IMC-F106C targeting PRAME in multiple solid tumors.
•	Phase 1 data from IMC-C103C targeting MAGE-A4 in multiple solid tumors, and expansion arm in ovarian carcinoma.

ImmTAV Clinical Candidates for infectious disease

•	First patient dosed in IMC-M113V Phase 1 study in HIV.

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

Sales and Marketing

We are in the early commercialization stages of KIMMTRAK and are focused on driving awareness and adoption of KIMMTRAK as a treatment for mUM amongst mUM patients and their healthcare providers. During the first quarter of 2022, our first quarter of commercial launch, our initial focus is to utilize our commercial capabilities to meet patient demand in the United States.

We utilize a hybrid model that includes in-house and contracted resources in the United States and Europe. We have entered into a strategic partnership with Syneos Health, Inc., or Syneos and an exclusive multi-regional agreement with Medison Pharma to help seek regulatory authorization and commercialize Immunocore’s KIMMTRAK in Canada, twenty markets across Central Eastern Europe and Israel.

Reimbursement

Coverage in the United States

In the United States, it is essential to obtain third-party payor coverage policies, coding mechanisms, and adequate payment to expand market acceptance and adoption of KIMMTRAK as a treatment for mUM. We are currently approaching the U.S. commercial third-party payor community in efforts to establish coverage for KIMMTRAK.

Manufacturing and Drug Supply

Our Chemistry, Manufacturing and Controls, or CMC, group conducts studies in molecular bioengineering, process development, analytical assay development, product characterization, formulation development and stability studies in support of Good Manufacturing Practice, or cGMP, -compliant manufacturing.

We do not currently own or operate cGMP-compliant manufacturing facilities for the production of clinical or commercial ImmTAX product candidates; however, we extensively outsource to microbial contract manufacturing organizations, or CMOs, for both drug substance and drug product production and have a successful cGMP-compliant manufacturing history of production of cGMP batches. We develop the upstream fermentation and downstream purification processes, as well as developing the analytical assays for quality control batch release testing and stability studies in-house and then transfer the technology and know-how to the CMOs to establish, scale-up, validation and manufacturing. This outsourced approach to manufacturing requires the CMOs to establish master and working cell banks, ImmTAX reference standards and produce the cGMP-compliant drug substance, and/or cGMP-compliant drug product. We conduct quality and technical audits of the CMOs to monitor the manufacturing operations and ensure compliance with the mutually agreed process operations and cGMP-regulations.

For KIMMTRAK, we currently contract with the following well-established third-party manufacturers:

•	AGC Biologics A/S, headquartered in Copenhagen, Denmark

•	Baxter Oncology GmbH, headquartered in Halle/Westfalen, Germany

Our manufacturers have recently manufactured triplicate Process Performance Qualification, or PPQ, batches, commercial large-scale manufacturing consistency batches of drug substance and drug product of KIMMTRAK, and we believe the quantities will be sufficient for commercial launch and initial commercial supply. AGC Biologics A/S and Baxter Oncology GmbH are positioned to provide longer term commercial manufacture of KIMMTRAK, with the storage, global distribution, packaging and labeling operations being provided by Deutsche Post DHL Group, or DHL and Integrated Commercialization Solutions, LLC, a division of AmerisourceBergen Corporation in the United States.

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

We face competition from segments of the pharmaceutical, biotechnology and other related markets that pursue the development of therapeutics to address unmet needs in cancer including: Adaptimmune Therapeutics plc, or Adaptimmune, Gritstone Oncology, Inc., Immatics Biotechnologies GmbH, or Immatics (alone and in collaboration with Bristol Myers Squibb), Adaptive Biotechnologies Corporation, or Adaptive, pure MHC, LLC, BioNTech SE, Genentech, Matterhorn, Anocca, Enara Bio and Regeneron, who are also seeking to identify peptide HLA targets and develop product candidates; Adaptimmune, T-Knife GmbH, Adaptive, 3T Biosciences, Inc., MediGene, Regeneron Pharmaceuticals, Inc., or Regeneron, Gilead Sciences, Inc., bluebird Bio, Inc., or bluebird bio, AgenTus Therapeutics, Inc., Takara Bio Inc.,  Bristol-Myers Squibb Company, GSK, Kite Pharma, Lion TCR, TCR Cure, CBMG, Eureka and Bellicum Pharmaceuticals, Inc. who are developing TCR-based cell therapies; Immatics, AbbVie, Inc, Regeneron, F. Hoffmann-La Roche Ltd, Amgen, Inc., Genmab, Inc., Molecular Partners and MorphoSys AG are developing CD3-based TCR bispecific compounds or TCR mimetic antibodies.

We are aware of various companies and academic institutions that are developing TCR transduced cell therapies against a range of pHLA targets, some of which may overlap with product candidates in our pipeline such as MAGE-A4 and PRAME, including Adaptimmune, who is developing a MAGE-A4 directed cellular therapy, which has entered pivotal testing for various forms of sarcoma and has initiated Phase 2 trials for other solid tumors. Specifically in regards to PRAME, we are aware that Immatics and Medigene are both conducting Phase 1 clinical trials of PRAME-directed cellular therapies and Immatics also have communicated plans for Phase 1 development of a PRAME TCRxCD3 approach.

Oncology

Any ImmTAC product candidates that we successfully develop and commercialize for oncology indications may compete with existing products and new products that may become available in the future. There is intense competition in the field of oncology from multiple different treatment modalities and new approaches are continually emerging.

While KIMMTRAK recently received regulatory approval from the FDA and our MAA has been accepted for review by the EMA, Delcath Systems, Inc. is conducting a single-arm pivotal trial in metastatic uveal melanoma to evaluate a procedure that delivers a high dose of melphalan to the liver via percutaneous hepatic perfusion. This system is currently marketed in Europe as a CE Marked device under the trade name Delcath Hepatic CHEMOSAT® Delivery System for Melphalan (CHEMOSAT). We are aware of several other companies with product candidates in clinical development for the treatment of metastatic uveal melanoma, none of which have yet progressed to pivotal trial testing.

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

HIV

There are now over 30 antiretroviral medications in six drug classes approved for the treatment of HIV. Antiretroviral therapy (ART) consists of treatment with a combination of two or three agents targeting different stages of the virus life cycle. If started early, ART provides a normal lifespan, prevents immunodeficiency and stops the spread of HIV. However, treatment does not provide a cure and must be taken continuously for life to prevent relapse. Furthermore, there is no effective vaccine to prevent HIV.

Intellectual Property

We strive to protect and enhance the proprietary technologies, inventions and improvements that we believe are important to our business, including by seeking, maintaining, enforcing and defending patent rights for our therapeutics and processes, whether developed internally or licensed from third parties. Our success will depend on our ability to obtain and maintain patent and other protection including data/market exclusivity for our soluble TCR bispecific therapeutic candidates and platform technology, preserve the confidentiality of our know-how and operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and proprietary rights of third parties. For more information, please see “Item 3.D Risk Factors—Risks Related to Intellectual Property.”

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

As of December 31, 2021, we solely own seven issued U.S. patents, 75 issued foreign patents, 14 pending U.S. patent applications, 153 pending foreign patent applications and five pending Patent Cooperation Treaty, or PCT, patent applications. We also co-own with Adaptimmune 16 issued U.S. patents, 155 issued foreign patents, 31 pending U.S. patent applications, and 36 pending foreign patent applications. These patents and patent applications include claims directed to our soluble TCR bispecific therapeutic candidates, required intermediates in the preparation of our soluble TCR bispecific therapeutic candidates, our platform technology used to identify and generate soluble TCR bispecific therapeutic candidates, targets, formulations and methods of treatment.

While we own issued composition of matter patents relating to tebentafusp and pending patent applications relating to our other product candidates, including IMC-C103C (MAGE-A4), IMC-F106C (PRAME), GSK01 and IMC-I109V (HBV), we do not own or in-license any issued patents relating to such other product candidates and we can provide no assurance that any of our current or future patent applications will result in issued patents or that any issued patents will provide us with any competitive advantage.

ImmTAC platform

Tebentafusp, our ImmTAC product candidate

As of December 31, 2021, we own granted patents and patent applications covering the composition of matter of our lead ImmTAC, tebentafusp, and required intermediates in the preparation of tebentafusp. The patent claims extend to cover additional TCR variants with similar biological properties in addition to the specific candidate sequence. Granted patents have been obtained in major territories including two in the United States and 28 in foreign jurisdictions, including Europe (including United Kingdom, France, Germany, Italy, Spain, Ireland, Denmark and the Netherlands), Australia, Canada, China, Hong Kong, Japan, Mexico, Eurasia and South Africa. These granted patents are expected to expire in 2030, subject to further patent term adjustments, patent term extensions and/or supplementary protection certificates. Further protection may be achieved if further pending patent applications covering the expected label dosing regimen and formulation of tebentafusp are granted. The dosing regimen patents and patent applications include one granted in South Africa, one pending in the United States and nine pending in foreign jurisdictions, including Europe, Australia, Brazil, Canada, China, Japan, Hong Kong, Mexico, Russia and South Africa. The formulation patent family currently includes pending patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia and South Africa. The issued South African dosing regimen patent is expected to expire in 2037, and, if granted, the pending patent applications in the dosing regimen family would expire in 2037 and the formulation patent application family would expire in 2040, each excluding any additional term for patent term adjustments or patent term extensions.

Further soluble TCR bispecific candidates

As of December 31, 2021, we own issued composition of matter patents and pending composition of matter patent applications, including four pending U.S. patent applications, two issued foreign patents in Colombia and Indonesia, 50 pending foreign patent applications and three PCT applications, covering further clinical and pre-clinical stage soluble TCR bispecific therapeutic candidates for oncology, including IMC-C103C, IMC-F106C, and GSK01 targeting MAGE-A4, PRAME and NY-ESO. In each case, claims of the patent or patent application are directed to the engineered soluble TCR bispecific therapeutic candidate and to TCR variants with similar biological properties. The issued Colombian and Indonesia patents are expected to expire in 2037 and, if granted, patents derived from these applications or applications that claim priority from these applications would expire in 2036 for GSK01, 2037 for IMC-C103C, 2038 for IMC-F106C and 2041 for IMC-J110C, excluding any additional term for patent term adjustments or patent term extensions. National patent applications for GSK-01, IMC-C103C and IMC-F106C have been filed in the United States and foreign jurisdictions, including Europe, Australia, Canada, China, Japan, Mexico and Russia.

ImmTAV platform

IMC-I109V clinical program

As of December 31, 2021, we own 19 pending composition of matter PCT patent application relating to our IMC-I109V clinical program. The IMC-I109V patent family currently includes pending patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Japan, South Korea, Mexico, Malaysia, New Zealand, Philippines, Russia, Singapore, Thailand and South Africa. Such pending patent applications, if granted, are expected to expire in 2040, excluding any additional term for patent term adjustments or patent term extensions.

Our ImmTAX platform

As of December 31, 2021, we own a number of patents and patent applications related to our ImmTAX platform. These include platform technology composition-of-matter patents and patent applications that aim to cover a disulphide bond stabilization approach for obtaining soluble TCRs, phage display methodology for the production of TCRs with supraphysiological affinity and specificity for target antigen, and a TCR bispecific format with potent T cell redirection activity. Granted patents for these core platform technologies have been obtained in major territories including nine issued patents in the United States and 124 patents in a mixture of foreign jurisdictions, including Europe, Australia, Brazil, Canada, China, Eurasia, Hong Kong, Israel, India, Japan, South Korea, Norway, New Zealand, Mexico, Russia, Singapore and South Africa. The earliest of these patents will begin to expire in 2022 and 2023, for soluble TCRs with disulphide bond stabilization and phage display technology, respectively, excluding any additional term for patent term adjustments or patent term extensions. Patents relating to the TCR bispecific format required for enhanced potency will expire starting in 2030, excluding any additional term for patent term adjustments or patent term extensions.

As of December 31, 2021, we own 28 pending composition-of-matter platform technology patent applications relating to TCR bispecifics with improved therapeutic properties, including formats with extended in vivo half-life and improved anti-CD3 effector functions. Each patent family currently includes pending applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia and South Africa. We also own 14 pending composition-of-matter patent applications relating to a TCR-PD1 agonist bispecific platform for tissue/organ specific immunosuppression for the treatment of autoimmune and autoimmune indications. Such pending patent applications, if granted, are expected to expire between 2039 and 2040, excluding any additional term for patent term adjustments or patent term extensions.

The platform patents and patent applications relating to soluble TCRs with disulphide bond stabilization and phage display methodology, as well as certain other technology patents, are jointly owned in 50% equal share with Adaptimmune. We control the prosecution of these jointly owned patents and patent applications. A field restricted cross license limits each company’s exploitation of the technology to their respective fields. For more information on our assignment and exclusive license agreement with Adaptimmune, see “Item 4.B Business overview—Our Collaborations and License Agreements—Assignment and Exclusive License Agreement with Adaptimmune Limited.”

Target patent applications

As of December 31, 2021, we own, in equal share with Adaptimmune, four issued U.S. patent, 28 pending U.S. patent applications, eight issued foreign patents and 25 pending foreign patent applications relating to novel HLA-restricted peptide targets and their use. Such patents and pending patent applications, if granted, are expected to expire between 2036 and 2037, excluding any additional term for patent term adjustments or patent term extensions. In addition, we also own one pending PCT patent application relating to non-classical HLA antigens suitable for the isolation and affinity maturation of non-classically HLA restricted TCRs and methods for production of such antigens. If granted, national applications derived from the PCT application are expected to expire in 2040, excluding any additional term for patent term adjustments or patent term extensions.

Patent term

Typically, we submit an initial priority application at the U.K. Intellectual Property Office, or UKIPO, and/or at the U.S. Patent and Trademark Office, or USPTO. This is followed 12 months later by the filing of a patent application under the PCT claiming priority from the initial application(s). Further data can be added to the application during the priority year and the resulting patent term is calculated from the PCT filing date. This strategy allows us to obtain an early priority date while additional experimental data are generated. At the end of the PCT period, generally two and a half years from the priority date, separate patent applications can be pursued in any of the 154 PCT member states. Our PCT patent applications are not eligible to become issued patents until, among other things, we file national stage patent applications within such PCT period in the countries in which we seek patent protection. If we do not timely file any national stage patent applications, we may lose any patent protection on the inventions disclosed in such PCT patent applications. For all patent applications, we determine claiming strategy and territory coverage on a case-by-case basis. Advice of counsel and alignment with overarching business objectives is always considered. We regularly reassess the value of the patents and patent applications in our portfolio.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries in which we have filed patent applications, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted for a portion of the term effectively lost as a result of the FDA regulatory review period, subject to certain limitations and provided statutory and regulatory requirements are met. For more information on patent term extension, see “Item 4.B Business overview—Government Regulation—Patent Term Restoration and Extension.” As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property position for our product candidates will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, our owned pending patent applications, and any patent applications that we may in the future file or license from third parties may not result in the issuance of patents. We also cannot predict the breadth of claims that may be allowed or enforced in our patents. Any issued patents that we may receive in the future may be challenged, invalidated, narrowed, held unenforceable, infringed or circumvented. In addition, because of the extensive time required for clinical development and regulatory review of a product candidate we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting the protection such patent would afford the respective product and any competitive advantage such patent may provide. See “Item 3.D Risk Factors—Risks Related to Intellectual Property.”

Trade secrets

Furthermore, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information, in part, using confidentiality agreements with our collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements and invention assignment agreements with our collaborators and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. We cannot guarantee, however, that we have executed such agreements with all applicable counterparties. Furthermore, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors and other third parties. To the extent that our collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information, please see “Item 3.D Risk Factors — Risks Related to Intellectual Property.”

Third-party rights

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our product candidates or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our current or future product candidates may have an adverse impact on us. For more information, please see “Item 3.D Risk Factors—Risks Related to Intellectual Property.”

Trademarks

As of December 31, 2021, our trademark portfolio contains registrations or registration applications including for Immunocore, ImmTAC, ImmTAX and ImmTAV in the United States and in certain foreign jurisdictions.

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

In September 2016, following achievement of formal nomination of the pre-clinical candidate compound, we and Genentech amended the 2013 Genentech Agreement. The 2016 Genentech Amendment provided that we regained control of the initial two programs, and Genentech granted us an exclusive worldwide license to use its background intellectual property rights to advance such programs. We had sole responsibility for the development, manufacture and commercialization of the soluble TCR bispecific therapeutic compounds of the targets at our own expense, and were required to use diligent efforts to achieve commercialization of at least one therapeutic compound for each of the programs. In exchange for the rights granted to us, Genentech would be able to earn future development and commercial milestones of up to approximately $167 million and tiered royalty payments between a mid-single-digit and low-teens percentage on net sales of such compounds. Genentech also obtained a right of first negotiation in respect of the programs, should we seek to license the rights to develop and/or commercialize either program to a third party.

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

If we elect to withdraw from co-funding of our IMC-C103C program after completion of the Phase 1 clinical trial, then Genentech shall acquire an exclusive worldwide license to the MAGE-A4 soluble TCR bispecific therapeutic candidate compounds and shall be fully responsible for all further development and commercialization of such candidate compounds, at its expense. These licenses, if granted, do not include any rights to affinity-enhanced TCRs or TCR therapeutic compounds directed to different target peptides. From the point of co-funding withdrawal, we will be eligible to receive over $700 million in aggregated development and commercial milestone payments plus royalties from Genentech on all sales of products arising from our IMC-C103C program under the 2018 Genentech Agreement, with a rate varying between a high single-digit percentage and a low-teens percentage of net sales, subject to certain agreed reductions, dependent on the cumulative annual net sales for each calendar year. Royalties are payable while there is a jointly owned or solely owned valid patent claim covering the soluble TCR bispecific therapeutic product in the country in which the relevant TCR therapeutic product is being sold, which, if applicable patent applications are granted, is expected to be at least 2037 for IMC-C103C, and, in each case, for a minimum of 10 years from the first commercial sale of the relevant soluble TCR bispecific therapeutic product. We are required to notify Genentech as soon as reasonably practicable in the event that we experience a change of control prior to the completion of the first Phase 1 clinical trial, and Genentech could treat such a change of control as a co-funding withdrawal notice.

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

We received an upfront payment upon execution and one additional payment in connection with GSK’s nomination of the second collaboration target. As of December 31, 2021, we had received payments totaling £22.9 million in upfront payments and early development milestones.

Under the GSK Agreement, we granted GSK the right to nominate up to four targets as being exclusive to GSK under our collaboration. The first target, GSK01/NY-ESO, was nominated at the time of execution of the GSK Agreement. Following a portfolio review, we, in collaboration with GSK, jointly elected not to proceed further with the first target. Consequently, GSK relinquished its option to acquire an exclusive license to the NY-ESO program and we retained ownership of the asset.

A second target was nominated in July 2017. Following a portfolio review in 2021, we, in collaboration with GSK, elected not to proceed further with this second target.

Under the terms of the GSK Agreement, GSK does not have an option to nominate any further targets, and the GSK Agreement was subsequently terminated in January 2022.

Lilly Collaboration

In July 2014, we entered into a development and license agreement, referred to, as subsequently amended, as the Lilly Collaboration, with Eli Lilly and Company, or Lilly, pursuant to which we and Lilly agreed to collaborate in the development, manufacture and commercialization of soluble TCR bispecific therapeutic compounds.

Under the Lilly Collaboration, Lilly paid us an initial upfront fee payment of $45 million in exchange for options to three targets. Lilly no longer has the ability to nominate any further targets under the initial agreement. In the year ended December 31, 2019, the parties agreed not to proceed with the first target under the agreement, and no further obligations remain with respect to this target. In September 2017, we and Lilly agreed to swap a second antigen target, selected by Lilly, for another neo-antigen target. No further obligations remain with respect to the initial second target that was replaced. The focus of the programs associated with Lilly’s second and third nominated targets under the agreement is currently under review and there were no significant changes to the Lilly Collaboration in the year ended December 31, 2021.

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

Data Privacy and Security Laws

We also are or may become subject to privacy laws in the jurisdictions in which we operate, have partners, or sell or market our products or run clinical trials. For example, we are or may become subject to privacy and data protection laws, such as the EU’s General Data Protection Regulation, (“EU GDPR”), the United Kingdom’s equivalent law (“UK GDPR”), and the Health Insurance Portability and Accountability Act, HIPAA in the United States, among many others. Our regulatory obligations in foreign jurisdictions could harm the use or cost of our solution in international locations as data protection and privacy laws and regulations around the world continue to evolve.

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

In Europe, we are subject to the EU GDPR, in relation to our processing and other use of personal data. We may in the future process personal data in relation to participants in our clinical trials in the EEA, including the health and medical information of these participants. The EU GDPR imposes a multitude of obligations on us as part of its mandated privacy governance framework. For example, these obligations include, to be transparent and disclose to individuals how their personal information will be used; to retain personal data only as necessary; to provide data breach notifications; and to demonstrate valid consent for certain data processing activities.

EU Member States may introduce further restrictions on personal data processing, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase. In addition, the EU GDPR includes restrictions on cross-border data transfers. Certain aspects of cross-border data transfers under the EU GDPR are uncertain as the result of legal proceedings in the EU, including the efficacy and legality of using standard contractual clauses. This may increase the complexity of transferring personal data across borders out of the EEA.

Fines for certain breaches of the EU GDPR are significant: up to the greater of €20 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the EU GDPR or other applicable privacy and data protection laws and regulations could result in regulatory investigations, reputational damage, orders change our use of data, enforcement notices, or potential civil claims including class action type litigation.

Further, Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. Following the United Kingdom’s withdrawal from the EU, the data protection obligations of the GDPR continue to apply to United Kingdom-related processing of personal data in substantially unvaried form and fashion under the so-called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of United Kingdom law by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended (including by the various Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations)). However, going forward, there will be increasing scope for divergence in application, interpretation and enforcement of data protection laws as between the United Kingdom and the EU. In addition, the relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear. For example, it is still unclear whether the transfer of data from the EU to the United Kingdom will in the future remain lawful under the EU GDPR. Additionally, as noted above, the United Kingdom has transposed the EU GDPR into domestic law by way of the UK GDPR, which exposes us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. In addition to such parallel United Kingdom and EU regimes, following the expiry of the post-Brexit transitional arrangements agreed between the United Kingdom and EU, the United Kingdom Information Commissioner’s Office is not able to be our ‘lead supervisory authority’ in respect of any ‘‘cross border processing’’ for the purposes of the EU GDPR. Because we did not designate a lead supervisory authority in an EU member state with effect from January 1, 2021, we are not able to benefit from the GDPR’s ‘‘one stop shop’’ mechanism. Among other things, this means that, in the event of a violation of the applicable data protection laws affecting individuals across the United Kingdom and the EU, we could be investigated and ultimately fined by, the United Kingdom Information Commissioner’s Office and the supervisory authority in each and every EU member state where data subjects have been affected by such violation.

In the United States, state laws may be more stringent, broader in scope and offer greater individual rights with respect to health information than HIPAA, and state laws may differ from each other, which may complicate compliance efforts. By way of example, the California Consumer Privacy Act, or CCPA, creates individual privacy rights for California residents and places increased privacy and security obligations on entities that are subject to the law and which handle certain personal data of such residents. The CCPA requires covered companies to provide new disclosures to California residents about such covered businesses’ data collection, use and sharing practices and provide such residents new ways to opt out of certain disclosures of personal information and provides such residents with additional causes of action. The CCPA became effective on January 1, 2020, and (a) allows enforcement by the California Attorney General, with fines set at $2,500 per non-intentional violation or $7,500 per intentional violation and (b) authorizes private lawsuits to recover statutory damages for certain data breaches. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was recently approved by California voters in November 2020. The CPRA significantly modifies the CCPA, resulting in further uncertainty and requiring us to incur additional costs and expenses to comply.

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

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which came into application on January 31, 2022, replacing the Clinical Trials Directive 2001/20/EC, with a three-year transition period for trials authorised under the Directive and relevant legislation implementing the Directive into the national law of member states. The Clinical Trials Regulation provides that, a clinical trial application, or CTA, must be submitted to via the European Medicine Agency's, or EMA's, Clinical Trials Information System, which will cover all regulatory and ethics assessments from the member states concerned. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed. Approval and monitoring of clinical trials in the European Union is the responsibility of individual member states, but compared to the position prior to the applicability of the Clinical Trials Regulation there is likely to be more collaboration, information-sharing, and decision-making between member states.

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

Regulation in the United Kingdom

Brexit may influence the attractiveness of the United Kingdom as a place to conduct clinical trials. Clinical trials that take place in the United Kingdom are seen as trials that have taken place in a “third country” and will only be considered during the course of a marketing authorization application if they are carried out on a basis that is in line with the regulations governing clinical trials in the EU. Clinical trials in the EU must be conducted in accordance with the requirements of the EU Clinical Trials Regulation (although some ongoing trials are still governed by the requirements of the EU Clinical Trials Directive, as implemented in national law by individual member states), and applicable good clinical practice standards. Clinical trials in the United Kingdom must be conducted in accordance with the Medicines for Human Use (Clinical Trials) Regulations 2004, which implement the provisions of the EU Clinical Trials Directive into United Kingdom law. There has, therefore, been divergence between the rules governing clinical trials in the EU and those that govern trials that take place in the United Kingdom law.

In the short term, there will be few changes to clinical trials that only have sites in the United Kingdom. The MHRA have confirmed that the sponsor of a clinical trial can be based in the EEA for an initial period following Brexit. Further investigational medicinal products can be supplied directly from the EU/EEA to either a trial site or a distribution hub in Great Britain. Such products will require oversight by the holder of a UK Manufacturing and Import Authorisation but do currently require recertification.

As the United Kingdom is now a “third country” for the purpose of clinical trials that have sites in the EEA, the sponsor/legal representative for such trials can no longer be based in the United Kingdom.

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

•
the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members;

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

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of KIMMTRAK or any other products for which we may obtain regulatory approval. In the United States, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of FDA-approved drugs for a particular indication. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

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

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, effective January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance and delaying the implementation of certain ACA-mandated fees. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how such efforts to repeal and replace the ACA and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach its target goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, and other COVID-19 pandemic relief legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule and guidance on September 24, 2020 providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinded the Most Favored Nation model interim final rule. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Further, additional healthcare reform initiatives may arise from future legislation or administrative action, particularly as a result of the most recent U.S. presidential election.

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

The following diagram illustrates our corporate structure:

Immunocore Holdings Plc, Immunocore Limited and Immunocore Nominees Limited are incorporated in the United Kingdom. Immunocore LLC and Immunocore Commercial LLC are incorporated in the United States. Immunocore Ireland Limited is incorporated in Ireland.

D.	Property, plant and equipment.

Our corporate headquarters are located in Oxfordshire, United Kingdom, where we currently lease facilities containing our research and development, laboratory and office space, which consists of approximately 102,000 square feet. Our leases expire between 2037 and 2040, although there are points at which we may terminate the leases prior to the termination date under certain conditions. In addition, we lease approximately 15,000 and 4,000 square feet of office space serving as our U.S. headquarters, in Conshocken, Pennsylvania, and Rockville, Maryland, respectively.

We also lease approximately 240 square feet of office space in Dublin, Ireland.

We anticipate leasing additional office and manufacturing space as we add employees and continue to grow as a commercial-stage organization. We believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

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

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended December 31, 2021 into U.S. dollars on December 31, 2021, which was £1.00 to $1.3500. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

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

For a discussion related to our financial condition, changes in financial condition, results of operations for 2019, and a comparison of results of operations for 2020 compared to 2019, you should review Part I, Item 5 'Operating and Financial Review and Prospects', in our Annual Report on Form 20-F for the financial year ended December 31, 2020, which was filed with the SEC on March 25, 2021.

A.	Operating Results

Overview

We are a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune. Leveraging our proprietary, flexible, off-the-shelf ImmTAX platform, we are developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

On January 26, 2022, the U.S. Food and Drug Administration, or the FDA, approved KIMMTRAK (tebentafusp-tebn) for the treatment of patients with unresectable or metastatic uveal melanoma, or mUM. KIMMTRAK is the first TCR therapeutic to receive regulatory approval from the FDA, the first bispecific T cell engager to receive regulatory approval from the FDA to treat a solid tumor, and the first and only therapy for the treatment of unresectable or mUM to be approved by the FDA.

We have three clinical stage programs within our ImmTAC (Immune mobilizing monoclonal TCRs Against Cancer) platform, including KIMMTRAK. Our clinical programs are being conducted with patients with a broad range of cancers including melanoma, lung, gastric, head and neck and ovarian, among others. As of December 31, 2021, we have dosed over 700 cancer patients with our ImmTAX product candidates, which we believe is the largest clinical data set of any bispecific in a solid tumor and any TCR therapeutic. Our other ImmTAX product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need, and we are studying the application of our ImmTAX platform to infectious diseases and autoimmune conditions.

Since our inception, we have focused on organizing and staffing our company, raising capital and performing research and development activities to advance our research, development and technology. We have not yet generated revenue from any marketed products. We may never be able to develop or commercialize a marketable product. Our ability to develop product revenue depends on the successful development and regulatory approval of one or more of our product candidates and our ability to finance operations. Since inception, we have raised an aggregate of $1,135.1 million through private placements of our ordinary and preferred shares, debt financing, payments from our collaboration partners, and most recently, borrowings under our debt facility with Oxford Finance Luxembourg S.A.R.L., or Oxford Finance, the sale of our Series C preferred shares, and the completion of our initial public offering where we listed our ADSs on the Nasdaq Global Select Market in February 2021. These funds have and are being used to fund operations and invest in activities for technology creation, drug discovery and clinical development programs, infrastructure, creation of portfolio of intellectual property and administrative support. We have assembled a team of over 250 employees. We have also established relationships with three pharmaceutical collaborators, Genentech, Inc., or Genentech, GlaxoSmithKline Intellectual Property Development Ltd, or GSK, and Eli Lilly and Company, or Lilly.

We have incurred significant operating losses and expect to continue to incur significant expenses and operating losses for the near future. Losses were £131.5 million, £74.1 million and £103.9 million, for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, our accumulated deficit was £481.4 million. We expect to continue to incur significant and increasing expenses and operating losses for the foreseeable future, as we advance our product candidates through preclinical and clinical development and seek regulatory approvals, manufacture drug product and drug supply, maintain and expand our intellectual property portfolio, as well as hire additional personnel, pay for accounting, audit, legal, regulatory and consulting services, and pay costs associated with maintaining compliance with Nasdaq listing rules and the requirements of the U.S. Securities and Exchange Commission, or SEC, director and officer liability insurance, investor and public relations activities and other expenses associated with operating as a public company.

While we have received regulatory approval for KIMMTRAK in the United States, we have only recently commenced the sale of KIMMTRAK. Further, we do not expect to generate revenue from the sale of our other product candidates unless and until we successfully complete clinical development of and obtain regulatory approval for such product candidates. As a result, we will need substantial additional funding to support our continued operations and pursue our clinical development and growth strategy. Until we can generate sufficient revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings, debt financings, government funding arrangements, collaborations and marketing, distribution and licensing arrangements. We may be unable to raise additional funds or enter into such other arrangements on favorable terms, or at all. If we fail to raise capital or enter into such arrangements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our programs.

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

Recent Developments

Commercialization of KIMMTRAK

KIMMTRAK is manufactured at facilities located in Denmark and Germany. We are supporting the appropriate use of KIMMTRAK in the United States through a well-equipped and fit-for-purpose commercial team that includes medical, sales, and value access team members. We utilize a hybrid model that includes in-house and contracted resources in the United States and Europe. To support our commercial efforts, we have entered into an exclusive multi-regional agreement with Medison Pharma to help seek regulatory authorization and commercialize Immunocore’s KIMMTRAK in Canada, twenty markets across Central Eastern Europe and Israel. After FDA approval in the United States on January 26, 2022, KIMMTRAK commercial supply was made available shortly after the approval for the treatment of patients with unresectable or mUM. KIMMTRAKConnect was launched within three days of FDA approval with the goal to help ensure patients in the United States have access to KIMMTRAK, including financial assistance, personalized support and education, and site of care coordination for eligible patients.

On February 25, 2022, following an accelerated review and one month after the regulatory approval of KIMMTRAK by the FDA, KIMMTRAK received a positive CHMP opinion for the treatment of unresectable or mUM. The CHMP positive opinion is one of the final steps before marketing authorisation is granted by the European Commission, which has the authority to approve medicines for use throughout the European Union. Subject to regulatory approval from the European Commission, we anticipate launching KIMMTRAK in Europe in the second quarter of 2022. We plan to pursue regulatory approval for the marketing authorization of KIMMTRAK in all 28-member states of the European Union.

The United Kingdom’s Medicines and Healthcare Regulatory Agency (MHRA), Health Canada, and the Australian Government Department of Health Therapeutic Goods Administration (TGA) have each accepted the submission of the Company’s Marketing Authorisation Application.

COVID-19 Business Update

To date, the coronavirus 2019, or COVID-19, pandemic has resulted in periodic short-term delays in progressing our early-stage pipeline programs.

In addition, our current and planned clinical trials have been and may in the future be affected by the COVID-19 pandemic, including (i) patients becoming exposed to COVID-19 or having to interrupt treatment, (ii) delays in accessing patients during surges of COVID-19, which can adversely impact enrolment, ongoing treatment, dosing, and protocol-mandated assessments and other procedures (iii) delays or difficulties in enrolling and retaining patients in our clinical trials, including patients that may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services; (iv) delays or difficulties in clinical site initiation, including difficulties in recruiting and retaining clinical site investigators and clinical site staff; (v) diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials and, because as healthcare providers, may also have a heightened exposure to COVID-19 and adversely impact our clinical trial operations; (vi) interruption of our future clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state/provincial or municipal governments, employers and others; and (vii) limitations in employee resources that would otherwise be focused on the conduct of our planned clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people, which can impact enrollment, data entry, timely responses to queries, study timelines and operational milestones.

The COVID-19 pandemic remains a rapidly evolving situation and we will continue to closely monitor, assess and mitigate the effects of the COVID-19 pandemic on our business.

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

In November 2018, Genentech exercised its right of first negotiation with respect to our IMC-C103C program. We received an aggregate of $100 million from Genentech, consisting of an initial upfront payment of $50 million and $50 million paid upon an IND filing for the first clinical trial of the product candidate compound, in exchange for granting Genentech rights to co-develop/co-promote our IMC-C103C program. In November 2018, in response to Genentech’s exercise of its right of first negotiation in regards to our IMC-C103C program, we entered into a new license and collaboration agreement, or the 2018 Genentech Agreement, pursuant to which we and Genentech agreed to collaborate in the development and commercialization of certain compounds targeting MAGE-A4, specifically pHLA-A2. Under the 2018 Genentech Agreement, we granted Genentech a co-exclusive worldwide license to our intellectual property rights in MAGE-A4 soluble TCR bispecific therapeutic candidate compounds to advance the development and commercialization of such compounds as contemplated under the 2018 Genentech Agreement. We are responsible for development of the IMC-C103C program through the completion of the Phase 1 clinical trial, with costs being shared equally with Genentech, and are required to use diligent efforts with respect to our development and commercialization obligations. For more information, please see “Item 4B. Business overview—Our Collaborations and License Agreements—Genentech Collaboration.”

GSK Collaboration

In June 2013, we entered into a collaboration and license agreement, or the GSK Agreement, with GlaxoSmithKline Intellectual Property Development Ltd, or GSK, pursuant to which we and GSK agreed to collaborate in the development of soluble TCR bispecific therapeutic compounds.

Under the GSK Agreement, we received an upfront payment upon execution and one additional payment in connection with GSK’s nomination of the second collaboration target. As of December 31, 2021 we had received payments totaling £22.9 million in upfront payments and early development milestones. For more information, please see “Item 4.B Business overview—Our Collaborations and License Agreements—GSK Collaboration.”

Under the GSK Agreement, we granted GSK the right to nominate up to four targets as being exclusive to GSK under our collaboration. The first target, GSK01/NY-ESO, was nominated at the time of execution of the GSK Agreement. Following a portfolio review, we, in collaboration with GSK, jointly elected not to proceed further with the first target. Consequently, GSK relinquished its option to acquire an exclusive license to the NY-ESO program and we retained ownership of the asset.

 A second target was nominated in July 2017. Following a portfolio review in 2021, we, in collaboration with GSK, elected not to proceed further with this second target. Under the terms of the GSK Agreement, GSK does not have an option to nominate any further targets, and the GSK Agreement was subsequently terminated in January 2022. No further payments or revenue are expected from the GSK Agreement as a result.

Lilly Collaboration

In July 2014, we entered into a development and license agreement with Lilly, referred to, as subsequently amended, as the Lilly Collaboration, pursuant to which we and Lilly agreed to collaborate in the development, manufacture and commercialization of soluble TCR bispecific therapeutic compounds.

Under the Lilly Collaboration, Lilly paid us an initial upfront fee payment of $45 million in exchange for options to three targets. Lilly no longer has the ability to nominate any further targets under the initial agreement with Lilly. In December 2016, we and Lilly agreed to swap an existing antigen target, selected by Lilly, for a new, well-known neo-antigen target. Lilly has no further obligations with respect to the initial target that was replaced. In September 2017, we and Lilly agreed to swap a second antigen target, selected by Lilly, for a second neo-antigen target. Similarly, Lilly has no further obligations with respect to the initial target that was replaced. From the designation of each selected target until the expiration or termination of any exclusive license Lilly may obtain by exercising its option rights, we are prohibited from directly or indirectly conducting any development or commercialization activities relating to such target selected under the Lilly Collaboration or epitopes derived from such target or any compounds directed to such target, other than as provided under the Lilly Collaboration. For more information, please see “Item 4B. Business overview—Our Collaborations and License Agreements—Lilly Collaboration.”

Components of Results of Operations

Revenue

        To date, we have generated revenue primarily from our collaboration agreements. In 2021, we made sales of tebentafusp for the treatment of mUM under a compassionate use program in France. In 2022, following FDA approval in January 2022, we will sell KIMMTRAK for the treatment of mUM in the United States.

Collaboration Revenue

Collaboration revenue is primarily derived from our collaboration agreements with Genentech, GSK and Lilly, and previously pursuant to our collaboration agreement with MedImmune plc (now known as AstraZeneca plc), or MedImmune, which terminated during 2019. Our revenue from collaboration agreements consists of non-refundable upfront payments, development milestones as well as reimbursement of research and development expenses. To the extent that existing or potential future collaborations generate revenue, such revenue may vary due to many uncertainties in the development of our product candidates and other factors.

As of December 31, 2021, we have received a total of $216.8 million in collaboration revenue consisting of upfront and milestone payments, intended to fund the research and development activities under each contract. As part of the agreements, we contribute our ImmTAC technology and commit to participate in joint research activities. In addition, we agree to license or option certain target rights and the possible product candidates developed under the collaboration. The agreements provide for future payments if development, regulatory or sales milestones are achieved. In addition, we are entitled to future royalties. The uncertainty of achieving these certain milestones significantly impacts our ability to project collaboration revenue.

Upfront payments and development milestones are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue as the underlying programs progress through research and development using an estimate of the percentage completion of each program in accordance with our revenue recognition policy as described further in “Critical Accounting Estimates” and the notes to the consolidated financial statements.

Pre-Product Revenue

Pre-product revenue relates to the sale of tebentafusp under a compassionate use program in France. We did not generate any revenue from the sale of marketed pharmaceutical products prior to December 31, 2021.

Product Revenue

       We will recognize product revenue in the year ended December 31, 2022 following approval from the FDA for KIMMTRAK for the treatment of mUM on January 26, 2022. We began selling KIMMTRAK in the United States in February 2022. If tebentafusp receives marketing approval to be sold in Europe, following the receipt of a positive CHMP opinion in February 2022, we will also recognize product revenue for sales in Europe in the year ended December 31, 2022.

Operating Expenses

Costs of Product Revenue

       We will recognize costs of product revenue in the year ended December 31, 2022 following regulatory approval of KIMMTRAK in the United States in January 2022.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding and consist primarily of personnel-related costs, including salaries and share-based compensation expense, for the various research and development departments, costs associated with clinical trial activities undertaken by contract research organizations, or CROs, and external manufacturing costs undertaken by contract manufacturing organizations, or CMOs, research and development laboratory consumables, internal clinical trial expenses, costs associated with maintaining laboratory equipment, and pre-launch inventory provision costs. All research and development expenses are expensed as incurred due to scientific uncertainty. Research and development expenses incurred with external organizations typically relate to clinical programs and are assigned to the individual programs, however for pre-clinical programs and other research spend incurred externally, such spend is typically not assigned to individual programs. Internal research and development expenses typically relate to personnel-related costs and research and development laboratory consumables and due to the cross functional expertise of our people it is not possible to provide a breakdown of internal costs by program.

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

Administrative Expenses

Administrative expenses consist primarily of personnel-related costs, including salaries and share-based compensation expense, for corporate and other administrative and operational functions including finance, legal, human resources, pre-commercial expenses and information technology, as well as facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to our substantial increase in planned research and development expenses, as explained above, we also expect that our administrative expenses will increase. We expect that we will continue to incur increased accounting, audit, legal, regulatory, compliance, director, and officer insurance costs as well as investor and public relations expenses associated with being a public company. We anticipate that the additional costs for these services will substantially increase our administrative expenses. Additionally, we have seen an increase in expenses as a result of our preparation for the U.S. commercial launch of KIMMTRAK and our transition to a commercial-stage company, and expect further costs as we look to launch in other countries.

Net Other Operating (Loss) / Income

Net other operating (loss) / income and consist primarily of profit on derecognition of leases, loss on disposal of property, plant and equipment and sublease income.

Finance Income

Finance income arises primarily from interest income on cash and cash equivalents, short-term deposits and gains on entering into sub-lease arrangements on leasehold properties and gains arising on changes in the fair value of a derivative liability.

Finance Costs

Finance costs consist of the movement in fair value of an embedded derivative asset and derivative liability and interest expenses related to financial liabilities and lease liabilities.

Income Tax Credit

Our income tax balance largely comprises research and development tax credits. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses.

We are subject to corporate taxation in the United Kingdom and Ireland. Our wholly owned U.S. subsidiaries, Immunocore LLC and Immunocore Commercial LLC, are subject to corporate taxation in the United States. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax regime. As a Small and Medium-sized Enterprise, or SME, we are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits, under the SME Program in the future, if we cease to qualify as an SME, based on size criteria concerning employee headcount, turnover and gross assets. Where we cease to qualify as an SME and whilst we continue to generate losses and do not pay any U.K. corporation tax, we may be able to generate a cash rebate under the large company scheme, or RDEC Program. The cash rebate under the RDEC Program is up to 10.53% of such qualifying research and development expenditures.

Un-surrendered tax losses are carried forward to be offset against future taxable profits. After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of £232.4 million as of December 31, 2021. No deferred tax asset is recognized in respect of accumulated tax losses in the United Kingdom because future profits are not sufficiently certain. A deferred tax asset is recognized in respect of the unused tax credits for the subsidiary in the United States.

In future, we may benefit from the U.K.’s “patent box” regime, which allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.

Comparison of the Years ended December 31, 2021 and 2020

The following table summarizes our consolidated statement of loss for each period presented:

	Year ended December 31,
	2021				2020
	$	’000	£	’000	£	’000
Revenue		35,802		26,520		30,114
Research and development expenses		(98,855)		(73,226)		(74,809)
Administrative expenses		(119,339)		(88,399)		(45,740)
Net other operating (loss) income		(77)		(57)		4,242
Operating loss		(182,469)		(135,162)		(86,193)
Finance income		63		47		2,208
Finance costs		(7,848)		(5,813)		(3,375)
Non-operating expense		(7,785)		(5,766)		(1,167)
Loss before taxes		(190,254)		(140,928)		(87,360)
Income tax credit		12,697		9,405		13,267
Loss for the period		(177,557)		(131,523)		(74,093)

Revenue

	Year ended December 31,
	2021				2020
	$	’000	£	’000	£	’000
Collaboration revenue
GSK		8,212		6,083		6,356
Eli Lilly		—		—		3,522
Genentech		23,526		17,427		20,236
Total collaboration revenue		31,738		23,510		30,114
Pre-product revenue		4,064		3,010		—
Total revenue		35,802		26,520		30,114

For the year ended December 31, 2021, collaboration revenue decreased to £23.5 million from £30.1 million for the year ended December 31, 2020. The decrease is primarily driven by the Lilly Collaboration, for which no revenue has been recognized during the year ended December 31, 2021 while a portfolio review was undertaken of the two ongoing programs. In addition, revenue under the Genentech collaboration decreased by £2.8 million due to a reduction in reimbursable costs incurred under the respective cost sharing arrangements. During the year ended December 31, 2021, we also elected with GSK not to progress the remaining programs under the GSK Agreement, and recognized in full the balance of deferred revenue, representing the final revenue expected from GSK pursuant to the GSK Agreement. The GSK agreement was subsequently terminated in January 2022.

The decrease in collaboration revenue was partially offset by pre-product revenue relating to the sale of tebentafusp under a compassionate use program in France during the year ended December 31, 2021, which provides patients with access to tebentafusp prior to receipt of regulatory marketing approval. Pre-product revenue is recognized net and includes deductions for both an estimate of government rebates payable and an estimate of returns in the case of expiry, damage or other instances.

Research and Development Expenses

	Year ended December 31,
	2021				2020
	$	’000	£	’000	£	’000
External research and development expenses:
Tebentafusp		33,724		24,981		31,373
IMC-F106C (PRAME)		6,850		5,074		2,388
IMC-C103C (MAGE-A4)		6,376		4,723		4,519
IMC-I109V (HBV)		2,232		1,653		3,264
Other expenses		10,323		7,647		7,258
Research expenses		636		471		485
Total external research and development expenses		60,141		44,549		49,287
Internal research and development expenses:
Headcount related expenses		30,610		22,674		19,539
Laboratory consumables		5,574		4,129		4,331
Laboratory equipment expenses		2,406		1,782		1,589
Other		124		92		63
Total internal research and development expenses		38,714		28,677		25,522
Total research and development expenses		98,855		73,226		74,809

For the year ended December 31, 2021, our research and development expenses were £73.2 million, as compared to £74.8 million for the year ended December 31, 2020. This decrease of £1.6 million was attributable to a decrease in external research and development expenses of £4.7 million, partially offset by an increase in internal research and development expenses of £3.2 million.

For the year ended December 31, 2021, our external research and development expenses decreased by £4.7 million. This was driven by a reduction in spend of £6.4 million incurred for our tebentafusp program due to a reduction in clinical trial activity as we instead focused on plans for anticipated regulatory approval in the United States and preparations for commercial launch in the United States as well as plans to pursue regulatory approval in Europe. In addition, there was a decrease of £1.6 million of costs incurred in connection with activity on our IMC-I109V program due to both clinical study initiation costs incurred during the year ended December 31, 2020, and a reduction in clinical trial activity in the current period partly due to the ongoing impact of the COVID-19 pandemic and completion of manufacturing work earlier in the year ended December 31, 2021. These decreases were partially offset by an increase of £2.7 million in expenses incurred for our IMC-F106C program due to a higher level of clinical trial activity.

For the year ended December 31, 2021, our internal research and development expenses increased by £3.2 million. This was primarily due to an increase of £3.1 million in headcount related expenses comprising £3.9 million of share-based payment charge partially offset by a decrease of £0.8 million in other employee-related costs.

We expect our research and development expenses to increase in future periods as we advance our trials and further develop our clinical and preclinical pipeline.

Administrative Expenses

For the year ended December 31, 2021, administrative expenses were £88.4 million, compared to £45.7 million for the year ended December 31, 2020, an increase of £42.7 million. The administrative expenses for year ended December 31, 2021, of £88.4 million, comprised the following:

	Year ended December 31,
	2021				2020
Administrative expenses:	$	’000	£	’000	£	’000
Share-based payment charge		43,120		31,941		8,162
Other employee related expenses		19,061		14,119		14,935
Pre-commercial costs		25,831		19,134		1,781
Legal and professional fees		9,993		7,402		3,901
Depreciation expenses		9,466		7,012		9,007
Other expenses		12,485		9,248		7,959
Foreign exchange gains		(617)		(457)		(5)
Total administrative expenses		119,339		88,399		45,740

Administrative expenses increased by £42.7 million in the year ended December 31, 2021, primarily due to an increase in the share-based payment charge of £23.8 million to £31.9 million compared to the year ended December 31, 2020. This increase was a result of the options granted in 2021 in connection with our IPO. In addition, in the year ended December 31, 2021, there was pre-commercial expenditure related to tebentafusp of £19.1 million, an increase of £17.4 million, reflecting preparations undertaken and costs incurred in 2021 ahead of our commercial launch. In the year ended December 31, 2021, there were also legal and professional fees of £7.4 million, an increase of £3.5 million from the prior year, primarily attributable to the IPO and additional costs incurred as a result of becoming a public company. Other costs increased by £1.3 million, reflecting higher IT and other corporate costs in the year ended December 31, 2021.

These increases were partially offset by a reduction in depreciation of property, plant and equipment and right-of-use assets of £2.0 million. The depreciation expense reduced in the year ended December 31, 2021, following the termination of two leasehold property agreements during the year ended December 31, 2020.

Disregarding the impact of the non-cash share payment charge, we expect our administrative expenses to increase in future periods as we expand our commercial and corporate operations.

Net Other Operating (Loss) / Income

For the year ended December 31, 2021, net other operating loss totaled £0.1 million, compared to net other operating income of £4.2 million for the year ended December 31, 2020. The movement of £4.3 million reflects the termination of two leasehold properties during the year ended December 31, 2020, giving rise to a profit on disposal of £3.7 million (which included £1.4 million received as an incentive for exiting one of the leasehold agreements). A further £0.8 million of other operating income arose in the year ended December 31, 2020, from the settlement agreement reached with a former employee and third-party vendors. Sub-lease income also decreased by £0.4 million in the year ended December 31, 2021, and there was a reduction in the loss on disposal of property, plant and equipment of £0.9 million in the year ended December 31, 2021.

Finance Income

For the year ended December 31, 2021, finance income was £47,000 compared to £2.2 million for the year ended December 31, 2020. This decrease of £2.2 million reflects the movement in fair value of the derivative liability for £1.3 million, a foreign exchange call option over certain series B preferred shares which was settled in full on March 2, 2020. In addition, there was a decrease of £0.6 million in bank and other interest receivable in the year ended December 31, 2021.

Finance Costs

For the year ended December 31, 2021, finance costs amounted to £5.8 million, compared to £3.4 million for the year ended December 31, 2020. This increase of £2.4 million is primarily due to an increase in interest expenses on financial liabilities measured at amortized cost of £3.4 million reflecting our loan from Oxford Finance of $50 million which was drawn down on November 6, 2020, including £0.5 million relating to a fee arising on completion of the IPO, that was paid to Oxford Finance in the year ended December 31, 2021. During the year ended December 31, 2020, there were interest expenses on financial liabilities of £0.2 million reflecting our outstanding loan from the Gates Foundation, which converted into series B preferred shares on March 2, 2020. This increase is partially offset by a £0.5 million decrease in interest on lease liabilities reflecting the termination of two leasehold properties in the year ended December 31, 2020, and a £0.3 million decrease in the loss from a change in the fair value of the embedded derivative asset also following the conversion of our outstanding loan from the Gates Foundation.

Income Tax Credit

For the year ended December 31, 2021, the income tax credit amounted to £9.4 million compared to £13.3 million for the year ended December 31, 2020. This decrease of £3.9 million relates to reduction in the proportion of operating and research and development costs in the period that are eligible for the U.K. R&D tax credit regime (such as the non-cash share-based payment charge and pre-commercial expenses incurred in the period).

Off-balance sheet arrangements

We have no off-balance sheet arrangements besides a contingent liability in relation to a leasehold property under which we are obligated to take on the lease should the property become vacant at a specified date in the future.  We have assessed this contingent event as at December 31, 2021 and have classified this as a contingent liability totaling £1.1 million. Further details of our lease commitments and liabilities can be found in Notes 12 and 22 to the Consolidated financial statements.

B.	Liquidity and Capital Resources

Sources of Liquidity

Up to December 31, 2021, while we had recorded pre-product revenue for sales of tebentafusp under a compassionate use program in France, we had not recorded product revenues from the sales of any marketed pharmaceutical products. For periods up to and including the year ended December 31, 2021, we have incurred operating losses and negative cash flows from our operations since our inception. In January 2022, the FDA approved KIMMTRAK (tebentafusp-tebn) for the treatment of patients with unresectable or mUM.

We expect to incur significant expenses and operating losses for the foreseeable future in connection with our ongoing activities, particularly as we continue to commercialize KIMMTRAK, continue research and development and the advancement of our product candidates through preclinical and clinical development, and seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned clinical and commercial activities. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development programs, the status of, and results from, clinical trials, the potential need to conduct additional clinical trials to obtain approval of our product candidates for all intended indications, the timing and outcome of regulatory filings and actions, commercialization of approved products, as well as any technology acquisitions or additional collaborations into which we may enter with third parties for our product candidates and any unforeseen cash needs. As a result, we will need additional capital to fund our operations until such time as we can generate sufficient revenue from product sales.

We have funded our operations to date primarily with proceeds from sales of equity securities, debt financing and collaboration agreements. Through December 31, 2021, we have raised an aggregate of $1,135.1 million through private placements of our ordinary and preferred shares, payments from our collaboration partners, debt financing and most recently, the completion of our IPO where we listed our ADSs on the Nasdaq Global Select Market and raised gross proceeds of $297.1 million. In addition to the ADSs sold in the IPO, we completed the concurrent sale of an additional 576,923 ADSs at the IPO price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Gates Foundation.

As of December 31, 2021, and 2020, we had cash and cash equivalents of £237.9 million and £129.7 million, respectively.

Other than our Loan Agreement with Oxford Finance described below, we currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity, other than our lease obligations and supplier purchase commitments described below.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Year ended December 31,
	2021				2020
	$	’000	£	’000	£	’000
Cash and cash equivalents at beginning of the year		175,117		129,716		73,966
Net cash flows used in operating activities		(129,749)		(96,110)		(61,250)
Net cash flows from / (used in) investing activities		(495)		(367)		1,143
Net cash flows from financing activities		276,252		204,631		115,941
Net foreign exchange difference on cash held		22		16		(84)
Cash and cash equivalents at end of the year		321,147		237,886		129,716

Operating Activities

Net cash used in operating activities increased to £96.1 million for the year ended December 31, 2021, from £61.3 million for the year ended December 31, 2020. This increase of £34.8 million in the year ended December 31, 2021, is primarily due to a £40.3 million net income tax credit received during the year ended December 31, 2020, compared to £12.4 million in the year ended December 31, 2021. Tax credits received in 2020 related to both 2018 and 2019. Excluding the non-cash increase of £27.7 million in the share-based payment charge, operating losses were £21.3 million higher in the year ended December 31, 2021.  In addition, working capital movements in the year ended December 31, 2021 were £11.9 million more favourable when compared to the year ended December 31, 2020. This was largely as a result of an increase in trade and other payables of £9.5 million in the year ended December 31, 2021, compared to a decrease of £3.8 million in the year ended December 31, 2020. This payables increase was partially offset by an increase in trade receivables of £5.1 million compared to an increase of £0.5 million in the year ended December 31, 2020. Trade receivables increased largely as a result of amounts billed under a compassionate use program in France, which we received in January 2022.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021, was £0.4 million compared to net cash generated from investing activities of £1.1 million for the year ended December 31, 2020. The change was primarily related to a decrease in capital expenditure on property, plant and equipment of £2.1 million offset by a £1.0 million lease capital contribution and a £0.2 million increase in sub-lease proceeds.

Financing Activities

Net cash from financing activities during the year ended December 31, 2021, was £204.6 million primarily reflecting the net proceeds we received of £211.0 million from the IPO which closed in February 2021. These inflows were partially offset by £7.3 million of lease payments and interest payments related to our debt facility with Oxford Finance. We also received £1.0 million from the exercise of share options in the year ended December 31, 2021.

Net cash from financing activities during the year ended December 31, 2020, was £115.9 million. This resulted from funding of £37.5 million from the Oxford Finance facility in November 2020 and £83.0 million from the second and final closing of the series B preferred share financing in March 2020 and series C preferred share financing in December 2020 This was partially offset by the repayment of lease liabilities of £4.4 million.

Liquidity and Capital Resources

Since our inception, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of £481.4 million as of December 31, 2021. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing activities, particularly as we commercialize KIMMTRAK and continue research and development and clinical activities for our product candidates. In addition, due to our initial public offering in February 2021, we have and expect to continue to incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

•	pursue further approval and commercialization of tebentafusp outside the United States.;

•	continue to advance the development of our clinical trials and pre-clinical programs;

•	continue to invest in our soluble TCR platforms to conduct research to identify novel technologies;

•	change or add additional suppliers;

•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as we progress product candidates toward commercialization;

•	seek to attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a public company listed in the United States and our product development and planned future commercialization efforts;

•	seek marketing approvals and reimbursement for our other product candidates;

•	further develop a sales, marketing and distribution infrastructure to further commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	maintain, protect, defend, enforce and expand our intellectual property portfolio; and

•	experience any delays, interruptions or encounter issues with any of the above, including any delays or other impacts as a result of the COVID-19 pandemic.

Lease and manufacturing obligations

As part of our ongoing operations, we have material contractual lease obligations over expected lease terms of several years and expiry dates extending to 2040 under our largest leases in the United Kingdom. These obligations and potential obligations could result in payments of up to £44.9 million. The majority of such payments represent longer-term commitments as outlined in Note 12 to our consolidated financial statements. The lease agreements are cancellable at certain break-points prior to expiry. We expect to continue to incur expenses for such leases for the foreseeable future. If the company continues to grow, launches further products or expands its operations in other countries, we may determine that it is necessary to enter into further lease agreements, which would further increase our cash outflows.

We have a number of existing manufacturing obligations, primarily related to the manufacture of KIMMTRAK in the United States following FDA approval in January 2022. We also anticipate tebentafusp will receive marketing approval to be sold in Europe, based upon the receipt of a positive CHMP opinion in February 2022. While we have already incurred costs in preparation for commercial launches in the United States and beyond, additional manufacturing obligations may arise in future in relation to product sales in these territories. We have also entered into third-party agreements relating to marketing and distribution. The majority of such obligations have standard payment terms, and our level of non-cancellable commitments with such parties is not considered material. To meet demand, we may amend or enter into further agreements with CMOs or other parties which could cause our cash requirements to increase. While receipts from the sale of products may fund our ongoing manufacturing and sales efforts, there can be no assurance that we will earn such revenues. In the longer term, if we received regulatory approval for our other product candidates, we would expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Financing obligations and capital requirements

From a financing perspective, we are required to make interest payments, and, from 2023 onward, repayments of principal borrowings under our facility with Oxford Finance, until at least 2025. The loan liability at December 31, 2021, was £37.2 million, and further details are provided in Note 16 to our consolidated financial statements. We have the option to draw down a further $25 million under our facility with Oxford Finance. We may also have the option to draw down an additional $25 million; however, this is contingent on future events. If we determine that further borrowing is required, we could enter into new or amended agreements.

Since inception, we have raised an aggregate of $1,135.1 million through private placements of our ordinary and preferred shares, payments from our collaboration partners, debt financing and most recently, the completion of our IPO where we listed our ADSs on the Nasdaq Global Select Market and raised gross proceeds of $297.1 million. Our net cash used in operations for the years ended December 31, 2021, 2020 and 2019 was £96.1 million, £61.3 million and £102.9 million, respectively. In order to maintain such levels of expenditure and our anticipated expenditure, we expect to raise further funds by exploring debt or equity financing, or potentially further collaborations, in the future. The amount we are able to raise from these options can vary with market conditions, and our longer term strategy as a company is dependent on our ability to successfully raise such funding. Moreover, we have based our estimates on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Under the terms of our agreement with the Gates Foundation, we are required to develop, manufacture and commercialize soluble TCR bispecific therapeutic candidates targeted to mutually agreed neglected diseases, currently HIV, with the potential to treat people at an affordable price in developing countries. In the event of certain defaults by us under the agreement, the Gates Foundation has the right to sell, or require us to buy-back, any of the shareholdings in the Group held by the Gates Foundation. In such an event, if within 12 months after such redemption or sale, we experience a change in control at a valuation of more than 150% of the valuation used for the redemption or the sale of the shares, we have agreed to pay the Gates Foundation compensation equal to the excess of what it would have received in such transaction if it still held its shares at the time of such change of control over what it received in the sale or redemption of its shares.

Further obligations and commitments

Further obligations or commitments in the near term relate to our capital expenditure requirements for the purpose of improving our leased facilities. If we continue to grow, such commitments may become significant in value.

In addition to the above obligations, commitments and potential future cash outflows, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally provide us the option to cancel, reschedule and adjust our requirements based on our business needs, prior to the delivery of goods or performance of services. However, it is not possible to predict the amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

Our cash and working capital expectations

We held cash and cash equivalents of £237.9 million as at December 31, 2021. Having considered downside scenarios incorporating the impact of a delay or failure in successfully commercializing KIMMTRAK in the United States and in receiving regulatory approval for tebentafusp outside the United States, we believe that our existing cash and cash equivalents is sufficient to enable us to fund our planned operating expenses and capital expenditure requirements until at least the third quarter of 2023. With the inclusion of expected revenue for KIMMTRAK in the United States and pre-product revenue for sales of KIMMTRAK pursuant to the compassionate use program in France, we believe that we will have sufficient funds to continue to meet our liabilities as they fall due into 2024. This estimation of funding requirements includes a rigorous assessment of the forecasts and identified reasonable risks and mitigating actions referred to elsewhere in the Annual Report, including the ongoing impact of the COVID-19 pandemic. We have based this estimation of capital requirements on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. In addition, while we have received approval from the FDA for the sale of KIMMTRAK in the United States for the treatment of mUM, our efforts to successfully commercialize KIMMTRAK could materially differ to our estimates, and it is possible that we may not successfully commercialize KIMMTRAK in the United States or expand as planned to other jurisidictions, which could have a material adverse effect on our financial condition.

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

•	the time and costs required to perform research and development to identify and characterize new product candidates from our research programs;

•	the time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;

•	our ability to successfully commercialize KIMMTRAK in the U.S. and to obtain approval for the product outside the U.S.

•	our ability to successfully commercialize our other product candidates;

•	our ability to have clinical and commercial products successfully manufactured consistent with FDA, EMA and other authorities’ regulations;

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

Internal Control Over Financial Reporting

In the summer and fall of 2020, we conducted an internal investigation as a result of receiving a whistle blower complaint alleging employee misconduct and other improper activities related to a kick-back scheme involving an employee and two third-party vendors between 2018 and 2020. Our audit committee led the investigation utilizing outside counsel, during which the named employee resigned. After the investigation, we terminated the one remaining open contract with the third-party vendors and issued proceedings in October 2020 against the involved parties. We recovered our estimated losses of £1.8 million from the employee and third-party vendors in December 2020. In the course of auditing our 2019 financial statements for our initial public offering, we identified a material weakness in our internal control over financial reporting relating to our procurement processes and application of delegation of authority approval limits due to insufficient risk assessment procedures. Since then, we enhanced our overall control environment, including adding finance and accounting personnel to drive and implement required additional processes and procurement controls, implementing improvements in software relating to approvals of purchase orders and contracts, adding additional layers of review of contracts and journal entries and delegation of contract authority limits. We also further developed and documented our accounting policies and financial reporting procedures, including ongoing executive management review and audit committee oversight. We remediated the material weakness as of December 31, 2020.

However, we cannot assure you that these measures will be sufficient to prevent future material weaknesses or significant deficiencies in our internal control over financial reporting from occurring. See “Item 3.D Risk Factors—We previously identified a material weakness in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce timely and accurate financial statements or prevent fraud. If we are unable to establish and maintain effective internal controls, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.”

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

Recently Issued and Adopted Accounting Pronouncements

For information on the standards applied for the first time as of January 1, 2021 and 2020, please refer to our consolidated financial statements as of December 31, 2021 elsewhere in this Annual Report.

C.	Research and Development, Patents and Licenses, etc.

For a discussion of our research and development activities, see “Item 4.B — Business Overview” and “Item 5.A — Operating Results.”

D.	Trend Information

For a discussion of trends, see “Item 4.B — Business Overview,” “Item 5.A — Operating Results” and “Item 5.B — Liquidity and Capital Resources.”

E.	Critical Accounting Estimates

Our consolidated financial statements for the years ended December 31, 2019, 2020, and 2021, respectively, have been prepared in accordance with IFRS as issued by the IASB. The preparation of the consolidated financial statements requires us to make judgements, estimates and assumptions that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year.

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

Percentage of completion for performance obligations satisfied over time

      Revenue arising on performance obligations satisfied over time are recognized by estimating the percentage of completion which takes into consideration the estimated timelines required to satisfy these obligations and the time since program nomination. The timeline for a project is determined using historical data from previous arrangements and through discussions about each project’s plan and progress with project teams and joint steering committees. The measure of progress is therefore based on judgmental assumptions, which could be subject to adjustment in future periods. The Group believes these assumptions to be materially appropriate and to faithfully depict the level of progress for each project; however, assumptions concerning estimated tasks and timelines can change and it is possible that other factors may arise which cause estimates in future periods to significantly differ to both current and previous estimates.

       Deferred revenue, relating to performance obligations satisfied over time, is £30.9 million as at December 31, 2021. If the assessed life of the project was underestimated by six months, equating to approximately 10% of the weighted average life of projects under collaboration, the deferred revenue would have been £5.3 million higher (and the cumulative revenue recognized correspondingly lower).

       Valuation of share options

We operate equity-settled, share-based payment plans whereby certain of our employees and directors are granted awards over the shares in our company. The grant date fair value of awards granted under these plans is calculated using the Black Scholes valuation model for awards following our IPO, which closed on February 9, 2021. From this point, the Company’s share price has been publicly available as an input to the Black Scholes model. For awards prior to our IPO, both the Black Scholes and the Back Solve valuations models were used.

The valuations models used require the input of subjective assumptions, including judgements about the expected life of share-based awards and share price volatility, which are used to determine the fair value of our ordinary shares. The assumptions represent our best estimates at the time of grant, but such estimates involve inherent uncertainties and the application of our judgment. The expected life assumption is based on the Group’s assessment of the time within which participants are expected to exercise options, which requires consideration of employee groups, expected employee service, and other internal factors, and the degree to which these are expected to shorten the life of options in comparison to contractual expiry dates. The volatility assumption is based on the historical data of a comparator group of companies. While the Group has assessed that these estimates result in share-based payment accounting that is materially appropriate within a reasonable range of sensitivities, applying different assumptions could result in a significantly different expense being recognised in the Consolidated Statement of Comprehensive Loss.

        Prior to our IPO, there was no public market for the ordinary shares, and the estimated fair value of the ordinary shares was determined as of the date of each grant considering the most recently available third-party valuations of the Group’s ordinary shares, and the assessment of additional objective and subjective factors that we believed were relevant. The ordinary share valuations were prepared using a probability weighting expected return and a current value method. The probability weighted expected return method estimated the fair value of the common stock based on an analysis of future values for the enterprise assuming various future outcomes. Share value was based on the probability-weighted present value of the expected future investment returns, considering each of the possible outcomes available to the enterprise, as well as the rights of each share class.  Although we do not expect the estimated fair value of the ordinary shares to generate material differences within a reasonable range of sensitivities, judgement was involved in selecting the inputs into the valuations and the movement in the determined fair value had an impact on the share-based payment charge recognized in the statement of loss.

Further judgments, including periodic estimates of options expected to vest and estimates relating to option modifications, also significantly impact the share-based compensation charge associated with granted options.

Following our IPO and the award of a total of 4.7 million options under our Equity Incentive Plan, the share-based payment expense has materially increased. We recognized a total charge of £35.9 million in the year ended December 31, 2021, compared to a charge of £8.2 million in the year ended December 31, 2020.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth information regarding members of our executive officers and our directors, including their ages as of December 31, 2021.

Name	Age	Position(s)
Executive Officers:
Bahija Jallal, Ph.D.	60	Chief Executive Officer and Director
Brian Di Donato	55	Chief Financial Officer and Head of Strategy
David Berman, M.D., Ph.D.	51	Head of Research and Development
Tina St Leger	53	Chief Human Resources Officer
Non-Executive Directors:
Professor Sir John Bell	69	Chairman of the Board of Directors
Travis Coy	41	Director
Roy S. Herbst, M.D., Ph.D	58	Director
Robert Perez	57	Director
Kristine Peterson	62	Director
Professor Sir Peter Ratcliffe	67	Director

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

Brian Di Donato has served as our Chief Financial Officer since April 2020. He joined us from Achillion Pharmaceuticals, Inc., where he was Senior Vice President and Chief Financial Officer from August 2018 to May 2020. Prior to joining Achillion, Mr. Di Donato was a private investor and a full-time student at Pennsylvania State University from May 2015 to May 2018. Previously, Mr. Di Donato held positions as Managing Director and Co-Portfolio Manager at Sorin Capital Management, where he worked from 2008 to 2014, and President and Chief Investment Officer at Capmark Investments, where he worked from 2002 to 2008. Mr. Di Donato also serves on the board of directors of iECURE. Mr. Di Donato holds an M.B.A. from New York University’s Stern School of Business and B.S. degrees in biology from Penn State University and in mechanical engineering from Villanova University. Prior to business school, he was an aerospace engineering officer in the U.S. Navy.

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

Tina St. Leger has served as our Chief Human Resources Officer since February 3, 2022. Previously, she served as Chief Human Resources at GW Pharmaceuticals from July 2019 to December 2021. Prior to joining GW Pharmaceuticals, Ms. St. Leger served in various human resources positions at GlaxoSmithKline, where she worked from 2005 to 2019. Ms. St. Leger holds a Bachelor of Science from the University of St. Andrews.

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

Roy Herbst, M.D., Ph.D. has served on our board of directors since January 2021. He currently serves as Ensign Professor of Medicine (Medical Oncology), Professor of Pharmacology, Chief of Medical Oncology and Associate Cancer Center Director for Translational Research at Yale Cancer Center and Smilow Cancer Hospital. Previously, Dr. Herbst served as the Barnhart Distinguished Professor and Chief of the Section of Thoracic Medical Oncology in the Department of Thoracic/Head and Neck Medical Oncology, at the University of Texas M.D. Anderson Cancer Center from 1991 to 2011. He also served as Professor in the Department of Cancer Biology and Co-Director of the Phase I Clinical Trials Program from 2002 to 2011. In 2020, Dr. Herbst was awarded the Distinguished Public Service Award for Exceptional Leadership in Cancer Science Policy by the American Association for Cancer Research. He is also a member of the board of directors of the American Association for Cancer Research, the International Association for the Study of Lung Cancer, Shanghai Junshi Biosciences Co., Ltd. and the Thoracic Malignancy Steering Committee at the National Cancer Institute. We believe Dr. Herbst’s extensive scientific background and expertise in cancer treatment and research qualifies him to serve on our board of directors.

Robert Perez has served on our board of directors since September 2019. Mr. Perez is an Operating Partner and part of General Atlantic’s Operations Group, with a particular focus on the biopharma and life sciences sectors. Before joining General Atlantic in 2019, he served as Managing Director of Vineyard Sound Advisors, LLC, an advisory practice focused on growth companies in the biopharmaceutical industry, from March 2015 to January 2019. Prior to that, Mr. Perez was with Cubist Pharmaceuticals, Inc., where he held various positions of increasing responsibility, including most recently as its President and Chief Executive Officer from 2003 until its sale to Merck & Co. in 2015. Mr. Perez currently serves on the board of directors of Vir Biotechnology, Inc., and he previously served on the board of directors of AMAG Pharmaceuticals, Zafgen, Inc., Spark Therapeutics, Inc., Unum Therapeutics and Cidara Therapeutics. We believe Mr. Perez’s breadth of experience in investing and serving on boards of other companies in the biopharma and life sciences industries and his extensive management experience qualify him to serve on our board of directors.

Kristine Peterson has served on our board of directors since November 2017. Ms. Peterson most recently served as Chief Executive Officer for Valeritas, Inc. from 2009 to 2016. Prior to joining Valeritas, Ms. Peterson was Company Group Chair of the biotechnology group at Johnson & Johnson from 2006 until 2009, where she was responsible for Commercial, Research & Development, and biologics manufacturing for oncology, immunology and cell therapy, and was Executive Vice President of Pharmaceutical Group Strategic Marketing from 2004 to 2006. Previously, she served as President and Senior Vice President, Commercial Operations for Biovail Corporation. Earlier in her career, Kristine spent 20 years at Bristol-Myers Squibb Company in a variety of senior roles across multiple disease areas, including running their cardiovascular and metabolics business unit. Ms. Peterson currently serves on the board of directors of Amarin Corporation plc, Paratek Pharmaceuticals, Enanta Pharmaceuticals and ImmunoGen, Inc. She was previously on the board of directors for EyePoint Pharmaceuticals from 2017 to 2020, a senior advisor to the Healthcare Businesswomen’s Association and a Member of the Biotechnology Industry Organization Board. Ms. Peterson has a B.S. and an M.B.A. from the University of Illinois at Urbana-Champaign. We believe Ms. Peterson’s operational knowledge of, and executive-level experience in, the global pharmaceutical and biotech industry qualify her to serve on our board of directors.

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

Diversity of the Board of Directors

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix (As of December 31, 2021)

Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	-
Did Not Disclose Demographic Background	1

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation

Compensation of Executive Officers and Directors

For the year ended December 31, 2021, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was £2.0 million (2020: £1.5 million). In 2021, our highest paid director was Dr Bahija Jallal, our Chief Executive Officer, received compensation of £0.7 million (2020: £1.0 million).

We maintain performance-based bonus arrangements with our executives pursuant to the terms of their services agreements (or otherwise pursuant to our discretionary annual bonus arrangements). The compensation amounts above include bonus amounts in respect of the year ended December 31, 2021 payable to members of our board of directors and our executive officers of £0.8 million ($1.0 million), of which £0.4 million ($0.5 million) is payable to Dr Jallal (being the only director eligible to receive such a bonus). We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers, although we made defined contribution pension contributions to a 401(k) plan on behalf of our directors or executive officers in an aggregate amount of £29,423 ($39,721) during the year ended December 31, 2021, which amount is included in the foregoing aggregate compensation figure.

For the year ended December 31, 2021, the table below outlines the compensation payable to each of our directors and the rest of our executive officers (other than Dr Jallal) as a group. In the case of Dr Jallal, our chief executive officer, the table below sets forth the compensation paid to her for services as a member of our senior management. She does not receive any compensation for serving as an executive director. For executive compensation not paid in U.S. dollars, amounts in pounds sterling have been translated for convenience to U.S. dollars at a rate of 1.35.

Name	Salary and Fees $	Benefits $	Pension (401(k)) $	Total Fixed Remuneration $	Annual Bonus $	Total Remuneration $	Share-Based Awards Number (1)
Executive Director
Bahija Jallal, Ph.D.	700,000	30,914	14,500	745,414	525,000(2)	1,270,414	2,076,080

Non-Executive Directors
Professor Sir John Bell	70,559	—	—	70,559	—	70,559	33,985
Travis Coy(3)	—	—	—	—	—	—	—
Roy Herbst, M.D., Ph.D.	46,890	—	—	46,890	—	46,890	10,620
Robert Perez(3)	—	—	—	—	—	—	—
Kristine Peterson	44,658	—	—	44,658	—	44,658	13,778
Professor Sir Peter Ratcliffe	60,370	—	—	60,370	—	60,370	—

Other Executive Officers	905,000	59,088	25,221	989,309	518,100	1,507,409	875,507

Total compensation	1,827,477	90,002	39,721	1,957,200	1,043,100	3,000,300	3,009,970

Notes to the compensation table:

1.
Represents number of options granted during the year ended December 31, 2021. Further information regarding these awards including date of grant, exercise price and expiration date is disclosed in the table below. See Note 19 to our audited financial statements included elsewhere in this Annual Report for a discussion of the assumptions made by us in determining the share-based payment expense calculated in accordance with IFRS 2.

2.
Represents a performance-based cash bonus awarded to Dr. Jallal in connection with the achievement of 2021 annual performance milestones (paid in 2022) pursuant to the terms of her amended and restated employment agreement. Dr. Jallal was assigned a target bonus expressed as a percentage of her base salary, and the target bonus amount for Dr. Jallal for 2021 was set 75%. For 2021, the Board determined to award Dr. Jallal an annual bonus of $525,000 (reflecting an achievement level of 100%), as reflected in the “Annual Bonus” column of the table above.

3.
Robert Perez and Travis Coy were originally nominated to our board of directors by Eli Lilly S.A. and General Atlantic, respectively, pursuant to our Series C Shareholders’ Agreement, which granted a right to each of Eli Lilly S.A. and General Atlantic to appoint an individual to our board. Both directors elected to forgo remuneration in respect of their services as non-executive directors.

Outstanding Equity Awards, Grants and Option Exercises

The following table summarizes the options granted to our executive director and our non-executive directors and executive officers during the year ended December 31, 2021.

Name	Ordinary Share Underlying Option Award	Exercise Price ($)	Grant Date	Expiration Date
Executive Director
Bahija Jallal, Ph.D.(2)(3)	2,076,080	26.00	February 4, 2021	February 4, 2031
	28,345	17.46	October 30, 2020	October 30, 2030
	2,079,470	17.46	January 7, 2019	January 7, 2029

Non-Executive Directors
Professor Sir John Bell(4)	33,985	26.00	February 4, 2021	February 4, 2031
	18,215	17.46	November 16, 2020	November 16, 2030
	1,335	40.93	December 13, 2016	December 12, 2026
	1,335	40.93	September 9, 2016	September 8, 2026
	6,915	11.83	June 12, 2015	June 11, 2025

Roy Herbst, M.D., Ph.D.(4)	10,620	26.00	February 4, 2021	February 4, 2031

Kristine Peterson(4)	13,778	26.00	February 4, 2021	February 4, 2031
	11,520	17.46	November 16, 2020	November 16, 2030

Professor Sir Peter Ratcliffe(4)	—	—	—	—

Other Executive Officers	875,507	26.00	February 4, 2021	February 4, 2031
	831,790	17.46	July 16, 2020	July 16, 2030
	300,000	17.46	April 30, 2020	April 30, 2030

Notes to the options table:

1.	Options granted during 2021 were granted at the time of our IPO. The exercise price of $26.00 is equal to the price per ADS sold in the IPO, and the awards have no performance conditions attached.
2.
Options granted to Dr. Jallal on February 4, 2021 and October 30, 2020 vest over a four-year period from the date of grant. Twenty-five percent of the shares subject to the February 4, 2021 award vested on the first anniversary of the vesting commencement date, and the remaining shares vest in quarterly installments thereafter, subject to the officer’s continued service through each vesting date. The options granted on October 30, 2020 have a vesting commencement date of April 1, 2020. Twenty-five percent of the shares subject to the October 30, 2020 award vest on the first anniversary of the vesting commencement date (April 1, 2021), and the remaining shares vest in quarterly installments thereafter, subject to the officer’s continued service through each vesting date.

3.
The options granted to Dr. Jallal on January 7, 2019 vesting over a five-year period were modified during 2020 and immediately prior to the IPO. The incremental fair values arising on these modifications for accounting purposes were $3.84 and $5.19, respectively.

4.
All option awards granted to our non-executive directors vest over a four-year period from the date of grant, with 25% of the award vesting on the first anniversary of the vesting commencement date and the remaining shares vesting in quarterly installments thereafter, subject to the director’s continued service through each vesting date.

5.
Robert Perez and Travis Coy were originally nominated to our board of directors by Eli Lilly S.A. and General Atlantic, respectively, pursuant to our Series C Shareholders’ Agreement, which granted a right to each of Eli Lilly S.A. and General Atlantic to appoint an individual to our board. Both directors elected to forgo remuneration in respect of their services as non-executive directors.

As of December 31, 2021, our officers and directors collectively held options to purchase an aggregate of 6,288,895 ordinary shares. No options were exercised by these persons during the year ended December 31, 2021.

Equity Incentives

Option arrangements are in place to involve directors and executive officers in the capital of the Company. The following policy is in place for Executive Directors and employees:

Element, purpose and link to strategy
The Company adopted the 2021 Equity Incentive Plan (“EIP”) to enhance the Group’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Group by providing these individuals with equity ownership opportunities.

The EIP facilitates share ownership to provide further alignment with shareholders.

Executive Directors may also hold awards granted under the predecessor plans to the EIP and may also participate in any future discretionary equity incentive plan that may be adopted from time to time to replace the EIP.

How it operates
The EIP provides for the grant of market value options, share appreciation rights, restricted stock unit awards, dividend equivalents, performance awards (subject to performance conditions) and other share-based awards. Awards vest at such times and as specified in the Award Agreement. If the participant violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, the right of the participant to receive these shares on vesting shall terminate immediately. The Committee maintains discretion over the type and terms of equity awards granted. The EIP is administered by the Administrator.

EIP awards are not subject to any holding period.

All awards may be subject to malus and/or clawback under any malus and/or clawback policy that may be adopted in the future.

Any share-based entitlements granted to an Executive Director under the Company’s share plans will be treated in accordance with the relevant plan rules or any applicable agreement. Under the good leaver provisions unvested options lapse, but vested options can be exercised within a period as set out in the plan rules. The Committee retains the discretion to vest awards (and measure performance accordingly) on cessation and disapply time prorating; however, it is envisaged that this would only be applied in exceptional circumstances.

Maximum opportunity
There is no maximum opportunity under the EIP. However, the Company’s Remuneration Committee will ensure that annual awards that are granted are guided by the market. The Committee will look at the position at similar sized comparators to help inform its decision.

Performance-related framework
The Committee has the discretion to choose the form of EIP awards for each year, as well as each individual grant. Currently, awards are granted subject to time-based vesting only, but the Committee may decide to introduce performance conditions for future awards and will be guided by the market in making any such decision.

The following policy is in place for Non-Executive Directors:

Element, purpose and link to strategy	To facilitate share ownership by Non-Executive Directors in the Company and provide alignment with shareholders.

How it operates
The EIP provides for the grant of market value options, share appreciation rights, restricted stock unit awards, dividend equivalents, performance awards (subject to performance conditions) and other share-based awards. Further, subject to the terms of the award agreement, awards can be granted in respect of ordinary shares, ADSs, cash or a combination thereof. However, performance awards (subject to performance conditions) are not intended to be issued to Non-Executive Directors.

Awards vest in accordance with the vesting schedule set for the relevant award in its award agreement. The Committee maintains discretion over the type and terms of equity awards granted.

Non-Executive Directors usually receive options on joining the Board and annually as part of their remuneration with phased vesting. Under normal circumstances, initial share awards vest monthly over three years and options awarded annually will usually vest upon the first anniversary of the date of grant.

Non-Executive Directors may also hold awards granted under the predecessor plans to the EIP and may also participate in any future discretionary equity incentive plan that may be adopted from time to time to replace the EIP.

Maximum opportunity
There is no maximum number of equity incentive awards that may be awarded to individuals each year. However, when reviewing award levels, account is taken of market movements in equity incentive awards, Board committee responsibilities, ongoing time commitments and the general economic environment.

Performance-related framework	Non-Executive Directors do not participate in performance based equity incentives.
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

In accordance with our articles of association, one-third of our directors will retire from office at each annual general meeting of shareholders. At each annual general meeting, the directors whose terms expire will retire and are eligible for re-appointment by ordinary resolution at such annual general meeting. At each annual general meeting, the successors to directors whose terms then expire or the directors who have been re-appointed will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	Class I consists of Travis Coy, Peter Ratcliffe and Roy S. Herbst, whose terms will expire at our first annual general meeting which will be held in May 2022;
•	Class II consists of Robert Perez and Kristine Peterson, whose terms will expire at our second annual general meeting held in 2023; and
•	Class III consists of John Bell and Bahija Jallal, whose terms will expire at our third annual general meeting held in 2024.

Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. None of our directors’ service contracts provide for benefits upon termination of employment.

Non-Executive Director Appointment Letters

Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The non-executive directors do not receive benefits upon termination or resignation from their respective positions as directors. We intend to enter into new appointment letters with our non-executive directors prior to the closing of this offering, and a new appointment letter with our non-executive chairman, Professor Sir John Bell. Under the non-executive director appointment letters, our non-executive directors are entitled to receive annual fees in accordance with our non-executive director remuneration policy, and in each case inclusive of fees payable for all duties.

Committees of our Board of Directors

Our board of directors has three standing committees: an audit committee, a remuneration committee and a nominating and corporate governance committee. The board has adopted a written charter for each of the committees below that is available to shareholders on our website at https://ir.immunocore.com/corporate-governance/document-charters.

Audit Committee

Our audit committee is composed of Mr. Coy, Mr. Perez, Professor Sir Peter Ratcliffe and Dr. Roy S Herbst, and assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Coy serves as chairman of the audit committee. The audit committee consists exclusively of members of our board who are financially literate, and Mr. Coy is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our audit committee is composed solely of independent directors under the requirements of the Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act, subject to the phase-in periods available to newly-listed companies.

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

Remuneration Committee

Our remuneration committee is composed of Mr. Coy, Ms. Peterson, Professor Sir John Bell, Professor Sir Peter Ratcliffe and Dr. Roy S Herbst and assists the board of directors in determining executive officer compensation. Ms. Peterson serves as chairman of the remuneration committee.

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

The nominating and corporate governance committee’s responsibilities include:

•	identifying and evaluating candidates, including nomination of incumbent directors for re-election and nominees recommended by shareholders to serve on the board of directors;

•	making recommendations to the board of directors regarding nominees for directors at the next annual general meeting;

•	periodically reviewing the performance of the board of directors, including committees of the board of directors and management;

•	overseeing the board of directors’ committee structure and operations, including authority to delegate to subcommittees and committee reporting to the board of directors;

•	reviewing with the Chief Executive Officer the succession plans for our executive officers;

•	instituting plans or programs for the continuing education of directors and orientation of new directors, as it deems appropriate; and

•	periodically reviewing the processes and procedures to provide information to the board of directors and its committees.

D.	Employees

As of December 31, 2021, we had 324 full-time employees, 126 (39%) of whom hold Ph.D. or M.D. degrees. Of these employees, 247 are engaged in research and development activities and 77 are engaged in commercial, business development, finance, information systems, facilities, human resources or administrative support. None of our employees are subject to collective bargaining agreements. We consider our relationship with our employees to be good.

	At December 31,
	2019	2020	2021
Function:
Administrative	67	55	77
Research and development	392	236	247
Total	459	291	324
Geography:
United Kingdom	409	242	264
European Union	3	2	2
United States	47	47	58
Total	459	291	324

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

For information regarding the share ownership of our directors and executive officers, see “Item 6.B Compensation” and “Item 7.A Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our voting ordinary shares and non-voting ordinary shares as of December 31, 2021 for:

•	each beneficial owner of 5% or more of our outstanding ordinary shares and non-voting ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2021. Percentage ownership calculations are based on 43,862,850 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of December 31, 2021, of which 831,627 shares are non-voting ordinary shares.

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

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (#)	Percent of Ordinary Shares Beneficially Owned (%)
5% or Greater Shareholders:
Entities affiliated with General Atlantic (1)	4,922,575	11.2%
Entities affiliated with Baker Brothers (2)	3,352,357	7.6%
Eli Lilly S.A. (3)	2,548,145	5.8%
Entities affiliated with Rock Springs Capital (4)	2,471,555	5.6%
Malin Life Sciences Holdings Limited (5)	2,389,979	5.4%
Ian Laing (6)	2,358,650	5.4%
Executive Officers and Directors:
Bahija Jallal, Ph.D. (7)	1,571,156	3.5%
Brian Di Donato (8)	233,451	*
David Berman, M.D., Ph.D. (9)	792,991	1.8%
Tina St. Leger	—	—
Professor Sir John Bell (10)	49,748	*
Travis Coy	—	—
Roy Herbst (11)	2,655	*
Robert Perez	—	—
Kristine Peterson (12)	14,965	*
Professor Sir Peter Ratcliffe	—	—
All current directors and executive officers as a group (10 persons) (13)	2,664,966	5.7%

*	Represents beneficial ownership of less than one percent.

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

(2)
The information shown is based, in part, upon disclosures filed on a Schedule 13D on May 20, 2021 filed jointly by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Felix J. Baker and Julian C. Baker (collectively, the “Reporting Persons”). The number reported consists of 2,520,730 ADSs and 831,627 ordinary shares issuable upon conversion of 831,627 non-voting ordinary shares directly held by the funds. 3,104,143 ADSs are held by Baker Brothers Life Sciences, L.P. and 248,214 ADSs are held by 667,L.P.The address of Baker Bros. Advisors LP is 860 Washington Street, 3rd Floor, New York, NY 10014, United States.

(3)	Consists of 2,548,145 ADSs held by Eli Lilly S.A. Eli Lilly S.A.’s address is 16, Chemin des Coquelicots, 12 Geneva, Switzerland.

(4)
Consists of 2,455,155 ADSs held by Rock Springs Capital Management LP (“RSCM”), Rock Springs Capital LLC (“RSC”), and Rock Springs Capital Management LP (“Master Fund”)The address of Rock Springs Capital Management LP and Rock Springs Capital LLC is 650 South Exeter, Suite 1070, Baltimore, MD 21202.

(5)	Consists of 2,389,979 ADSs held by Malin Life Sciences Holdings Limited. Malin Life Sciences Holdings Limited’s address is The Lennox Building, 50 Richmond Street South, Dublin D02 FK02, Ireland.

(6)	Consists of 2,358,650 ADSs held by Ian Michael Laing and Caroline Elizabeth Laing.

(7)	Consists of 1,571,156 ordinary shares underlying options that are exercisable within 60 days of December 31, 2021 held by Dr. Jallal.

(8)	Consists of (a) 19,230 ADSs held by Mr. Di Donato and (b) 214,221 ordinary shares underlying options that are exercisable within 60 days of December 31, 2021 held by Mr Di Donato.

(9)	Consists of 792,991 ordinary shares underlying options that are exercisable within 60 days of December 31, 2021 held by Dr. Berman.

(10)	Consists of (a) 13,452 ADSs and (b) options to purchase 36,296 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2021 held by Professor Sir John Bell.

(11)	Consists of 2,655 ordinary shares underlying options that are or will be immediately exercisable within 60 days of December 31, 2021 held by Dr. Herbst.

(12)	Consists of 14,965 ordinary shares underlying options that are exercisable within 60 days of December 31, 2021 held by Ms. Peterson.

(13)	Consists of (a) 32,682 ADSs and (b) options to purchase 2,632,284 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2021.

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

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, the significant changes in the percentage ownership held by our principal shareholders since January 1, 2019 are as a result of the transactions described in the final prospectus related to our initial public offering dated February 4, 2021, filed with the SEC on February 8, 2021 pursuant to Rule 424(b), under the heading “Related Party Transactions—Transactions with Our Principal Shareholders” and the dilution resulting from our initial public offering.

As of June 30, 2021, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States other than ADSs held by the entities set forth in the table above and certain other holders that we know to be non-residents of the United States, we estimate that approximately 30% of our outstanding ordinary shares (including ordinary shares underlying ADSs) were held in the United States by 32 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our Audit Committee, or, if Audit Committee approval would be inappropriate, to another independent body of our board of directors for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third- party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

Transactions with Our Principal Shareholders, Directors and Executive Officers

The following is a description of related party transactions we and Immunocore Holdings Plc have entered into since January 1, 2021 with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, whom we refer to as our related persons, in which the amount involved exceeds $120,000 and that are material to us, other than the compensation arrangements we describe in “Item 6.B. Compensation—Compensation of Executive Officers and Directors.” All of the historical share numbers in this section are as of dates prior to and do not reflect the conversion of each separate class of ordinary shares of Immunocore Holdings plc into a single class of ordinary shares, as described under Note 15 in our audited financial statements.

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

Agreements with Our Executive Officers and Directors

We have entered into service agreements with our executive officers and a direct services agreement with Dr. Bahija Jallal, our executive director. See “Item 6.B Compensation—Compensation of Executive Officers and Directors.” These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by our executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law.

Indemnification Agreements

We have entered into deeds of indemnity with each of our directors and executive officers. These agreements and our articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by applicable law. See “Item 6.B Compensation—Insurance and Indemnification.”

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

Legal Proceedings

We consider it in the ordinary course of our business that our patents and trademarks may become subject to interference or opposition proceedings. There is currently one patent opposition proceeding ongoing at the European Patent Office relating to a non-core aspect of our ImmTAX platform technology and which challenges the validity of European patent no. EP3116901. At a Hearing, which took place on February 17, 2022, the opposition division decided to maintain the patent as granted. The opponent may appeal the decision. We do not believe the ultimate resolution of this existing matter would have a material adverse effect on our business or financial condition and will also have no material adverse effect on our development of our product candidates. Our U.S. trademark application for IMMTAX is currently subject to an opposition filed by Immatics Biotechnologies GmbH, or Immatics, and we have brought counterclaims against three of Immatics’s U.S. registered trademarks for IMMATICS. In addition, Immatics have filed invalidation actions against UK and EU trademark registration for IMMTAX. If we are unsuccessful in defending one or more of these actions, we may be required to change our branding for our ImmTAX platform which could cause us to incur substantial costs and impede our ability to build and sustain name recognition for such platform.

There can be no assurance that pending patent applications will result in the issuance of patents, that patents issued to or licensed by us will not be challenged or circumvented by competitors, or that these patents will be found to be valid or sufficiently broad to protect our technology or to provide us with a competitive advantage. However, we believe that no single patent, technology, trademark, intellectual property asset or license is material in relation to our business as a whole. For more information on risks associated with the European patent opposition proceedings and trademark opposition proceeding, see “Item 3.D Risk Factors—Risks Related to Intellectual Property.”

In the summer and fall of 2020, we conducted an internal investigation as a result of receiving a whistleblower complaint alleging employee misconduct and other improper activities related to a kickback scheme involving an employee and two third-party vendors between 2018 and 2020. Our audit committee led the investigation utilizing outside counsel, during which the named employee resigned. The investigation led to the identification of a material weakness in our internal control over financial reporting. See “Item 3.D Risk Factors—We previously identified a material weakness in our internal control over financial reporting, which has since been remediated. We may identify or discover additional material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce timely and accurate financial statements or prevent fraud. If we are unable to establish and maintain effective internal controls, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.” After the investigation, we terminated the one remaining open contract with the third-party vendors and issued proceedings in October 2020 against the involved parties. We recovered our estimated losses of £1.8 million from the employee and third-party vendors in December 2020.

From time to time, we may become involved in other legal proceedings arising in the ordinary course of our business. We do not have any pending litigation that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our results of operations, financial condition or cash flows.

B.	Significant Changes

Not applicable.

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

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

For additional information on our material contracts, please see “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B Related Party Transactions” of this Annual Report.

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

Based on our analysis of our activities and our income and assets, we believe that we were not a PFIC for our taxable year ending December 31, 2021. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes (including goodwill) may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Accordingly, if our market capitalization declines while we hold a substantial amount of cash and cash-equivalents for any taxable year we may be a PFIC for that taxable year. Under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive financing income. Therefore, we cannot express an expectation regarding our PFIC status for the current or any future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

For each taxable year that we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of ordinary shares or ADSs, unless (i) such U.S. Holder makes a “qualified electing fund” election, or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC, or (ii) our ordinary shares or ADSs constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

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

If a U.S. Holder makes an effective QEF election, the U.S. Holder will be required to include in gross income for each year in which we are a PFIC, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. An electing U.S. Holder’s basis in our ordinary shares or ADSs will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the ordinary shares or ADSs and generally will not be taxed again as distributions to the U.S. Holder. In addition, a U.S. Holder that makes a QEF election will be taxed on the disposition of ordinary shares or ADSs as described in “Sale or other taxable disposition of ordinary shares and ADSs” below. In order to apply the QEF regime in lieu of the general PFIC rules described above, a U.S. Holder generally must make the QEF election for the first taxable year during a U.S. Holder’s holding period in which we are treated as a PFIC.

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

Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled and to whom split year treatment does not apply) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.

This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):

•	persons who are connected with the company;

•	financial institutions;

•	insurance companies;

•	charities or tax-exempt organizations;

•	collective investment schemes;

•	pension schemes;

•	market makers, intermediaries, brokers or dealers in securities;

•	persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and

•	individuals who are subject to U.K. taxation on a remittance basis

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

Dividends

Withholding Tax

Dividends paid by the company should not be subject to any withholding or deduction for or on account of U.K. tax.

Income Tax

An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band. It has been announced that the current tax rates of 7.5%, 32.5% and 38.1%, respectively, referred to above will respectively be increased to 8.75%, 33.75% and 39.35%, respectively, with effect from April 6, 2022.

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

Issue of Shares

No U.K. stamp duty or stamp duty reserve tax, or SDRT, is generally payable upon the issue of the underlying ordinary shares in the Company.

Transfers of Shares

A document which acts to transfer ordinary shares will normally give rise to a charge to stamp duty at the rate of 0.5% (rounded up to the next £5.00) of the amount or value of the consideration payable for the transfer. However, where there is a transfer to a connected company market value deeming rules may apply in certain circumstances. Stamp duty is normally paid by the purchaser. An unconditional agreement to transfer ordinary shares will also give rise to a charge to SDRT at the rate of 0.5% on any consideration given in money or moneys worth. However, where there is a transfer to a connected company market value deeming rules may apply in certain circumstances. The purchaser of the shares is liable for the SDRT. Notwithstanding this, the charge to SDRT will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument is executed in pursuance of the agreement that gave rise to SDRT and the instrument is duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from being stamped.

The issue or transfer (or unconditional agreement to transfer) ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to stamp and/or SDRT at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986 (a “97A Election”). It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any 97A Election having been made by DTC. However, no stamp duty or SDRT is generally payable where there is an issue or transfer of ordinary shares to a clearance service or depositary receipt system which is an integral part of raising new capital.

Any stamp duty or SDRT payable on an issue or transfer of ordinary shares to a depositary receipt system or clearance service (which has not made a 97A Election) will in practice generally be paid by the transferors or participants in the clearance service or depositary receipt system.

Issue of ADSs

No U.K. stamp duty or SDRT is payable on the issue of our ADSs, except that stamp duty or SDRT may apply where shares are issued or transferred to the depositary receipt issuer (see above).

Transfers of ADSs

No stamp duty or SDRT should be payable on the transfer of, or agreement to transfer, ADS’s as an ADS should be outside the scope of both taxes.

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

Interest Rate Risk

Our exposure to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. As a result of entering into the Loan Agreement with Oxford Finance, we are exposed to interest rate risk as a variable rate of interest are applied within a defined cap and collar over the term of the debt. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

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

Our cash and cash equivalents were £237.8 million and £129.7 million as of December 31, 2021 and 2020, respectively. As of December 31, 2021, 98% of our cash and cash equivalents were held in United Kingdom, of which 44% were denominated in pounds sterling, 54% were denominated in U.S. dollars and 2% were denominated in euros. The significant remainder of our cash and cash equivalents (2%) are held in the United States and denominated in U.S. dollars. A hypothetical 10% change in exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

A five percentage point increase in exchange rates would reduce the carrying value of net financial assets and liabilities held in foreign currencies at December 31, 2021, by £2.6 million and as at December 31, 2020, by £2.3 million. A five percentage point decrease in exchange rates would increase the carrying value of net financial assets and liabilities held in foreign currencies at December 31, 2021, by £2.6 million and as at December 31, 2020, by £2.3 million.

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

       ADS fees and charges payable upon (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person to whom the ADSs are issued (in the case of ADS issuances) and to the person whose ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

       In the event of refusal to pay the depositary fees or charges, the depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees and charges from any distribution to be made to the ADS holder. Note that the fees and charges holders may be required to pay may vary over time and may be changed by us and by the depositary. Holders will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADSs, by making available a portion of the ADS fees charged in respect of the ADSs or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

A.	Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2021. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Exchange Act Rules 13a-15(f ) and 15d-15(f ) define this as a process designed by, or under the supervision of, the Company’s chief executive and financial officers and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards (as adopted by the IASB).

Due to its inherent limitations, internal control over financial reporting may not detect all misstatements. Furthermore, projections of any evaluation of the effectiveness of internal controls to future periods may prove invalid due to changes in the Company's circumstances and the risk that compliance with policies, procedures and controls is not sustained.

Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2021, based on the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, management has concluded that our internal control over financial reporting as of December 31, 2021, was effective.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm since we are an emerging growth company.

D.	Changes in Internal Control Over Financial Reporting

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

Item 16B.	Code of Ethics.

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

KPMG LLP has served as our independent registered public accountant since 2009 and has audited our consolidated financial statements for the years ended December 31, 2021 and 2020.

The following table shows the aggregate fees for services rendered by KPMG LLP to us and our subsidiaries, in the fiscal year ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021		2020
	£	’000	£	’000
Audit fees		650		470
Audit-related fees		125		237
Total		775		707

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

Audit Committee Pre-Approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors. All of the services related to us provided by KPMG LLP during the last fiscal year have been pre-approved by the audit committee.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17.	Financial Statements.

See pages F-1 through F-47 of this Annual Report.

Item 18.	Financial Statements.

Not applicable

Item 19.	Exhibits

Exhibit	Description	Incorporation by Reference
		Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of Immunocore Holdings plc.	20-F	001-39992	1.1	03/25/21

2.2	Deposit Agreement.	20-F	001-39992	2.2	03/25/21

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).	20-F	001-39992	2.3	03/25/21

2.4	Description of Securities.	20-F	001-39992	2.4	03/25/21

4.1	Subscription Agreement between the Registrant and the Bill & Melinda Gates Foundation, dated February 3, 2021.	F-1/A	333-252166	4.3	02/03/21

4.2†	Research Collaboration and License Agreement, dated as of June 14, 2013, by and among the Registrant, Genentech, Inc. and F. Hoffman-La Roche Ltd, as amended on September 27, 2016.	F-1	333-252166	10.5	01/15/21

4.3†	Collaboration and License Agreement, dated as of June 29, 2013, between the Registrant and GlaxoSmithKline Intellectual Property Development Ltd.	F-1	333-252166	10.6	01/15/21

4.4†	Development and License Agreement, dated as of July 11, 2014, between the Registrant and Eli Lilly and Company, as amended on December 21, 2016, September 20, 2017 and December 19, 2018.	F-1	333-252166	10.7	01/15/21

4.5†	License Agreement, dated as of September 27, 2016, between the Registrant and Genentech, Inc.	F-1	333-252166	10.8	01/15/21

4.6†	License and Collaboration Agreement, dated as of November 15, 2018, by and among the Registrant, Genentech, Inc. and F. Hoffman-La Roche Ltd.	F-1	333-252166	10.9	01/15/21

4.7†	Convertible Loan Note Purchase Agreement, dated as of September 13, 2017, between the Registrant and the Bill & Melinda Gates Foundation.	F-1	333-252166	10.10	01/15/21

4.8	Amended and Restated Global Access Commitments Agreement, dated as of March 2, 2020, between the Registrant and the Bill & Melinda Gates Foundation.	F-1	333-252166	10.11	01/15/21

4.9†	First Amendment to the Amended and Restated Global Access Commitments Agreement, dated as of February 3, 2021, between the Registrant and the Bill & Melinda Gates Foundation.	F-1/A	333-252166	10.12	02/03/21

4.10	Lease, dated as of March 28, 2017, between the Registrant and MEPC MILTON PARK NO. 1 LIMITED and MEPC MILTON PARK NO. 2 LIMITED, on behalf of MEPC Milton LP.	F-1	333-252166	10.13	01/15/21

4.11	Lease, dated as of December 28, 2017, between the Registrant and MEPC MILTON PARK NO. 1 LIMITED and MEPC MILTON PARK NO. 2 LIMITED, on behalf of MEPC Milton LP.	F-1	333-252166	10.14	01/15/21

4.12	Lease, dated as of March 28, 2017, between the Registrant and MEPC MILTON PARK NO. 1 LIMITED and MEPC MILTON PARK NO. 2 LIMITED, on behalf of MEPC Milton LP.	F-1	333-252166	10.15	01/15/21

4.13†	Assignment and Exclusive License, dated as of January 28, 2015, between the Registrant and Adaptimmune Limited.	F-1	333-252166	10.16	01/15/21

4.15	Loan and Security Agreement, dated as of November 6, 2020, among the Registrant, Oxford Finance Luxembourg S.a r.l., and the lenders listed on Schedule 1.1 thereof.	F-1	333-252166	10.17	01/15/21

4.16#	Employment Agreement between the Registrant and Bahija Jallal, Ph.D., dated January 29, 2021.	F-1/A	333-252166	10.18	02/01/21

4.17	Deed of Termination of Convertible Loan Note Purchase Agreement, dated as of February 3, 2021, between the Registrant and the Bill & Melinda Gates Foundation.	F-1/A	333-252166	10.19	02/03/21

4.18	Form of Deed of Indemnity between the Registrant and each of its directors.	F-1	333-252166	10.1	01/15/21

4.19#	Form of Deed of Indemnity between the Registrant and each of its executive officers.	F-1	333-252166	10.2	01/15/21

4.20#	Immunocore Holdings plc 2021 Equity Incentive Plan. and Non-Employee Sub Plan to the Immunocore Holdings plc 2021 Equity Incentive Plan	20-F	001-39992	4.20	03/25/21

4.21*	Notice of Termination Letter from GlaxoSmithKline Intellectual Property Development Ltd. to the Registrant with respect to NY-ESO, dated February 8, 2021.

4.22*	First Amendment to Loan and Security Agreement, dated January 22, 2021, among the Registrant, Oxford Finance Luxembourg S.à r.l., and the lenders listed on Schedule 1.1 thereof.

4.23*	Second Amendment to Loan and Security Agreement, dated September 10, 2021, among the Registrant, Oxford Finance Luxembourg S.à r.l., and the lenders listed on Schedule 1.1 thereof.

4.24*†	Notice of Termination Letter from GlaxoSmithKline Intellectual Property Development Ltd. to the Registrant with respect to the Collaboration and License Agreement, dated October 8, 2021.

8.1	Subsidiaries of the Registrant.	20-F	001-39992	8.1	03/25/21

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG LLP.

101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

†	Certain portions of this exhibit (indicated by asterisks) have been redacted in accordance with Regulation S-K, Item 601(b)(10).

#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMMUNOCORE HOLDINGS PLC

	By:	/s/ Bahija Jallal
Bahija Jallal, Ph.D.
Chief Executive Officer (Principal Executive Officer)

Date: March 3, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Immunocore Holdings Plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Immunocore Holdings plc and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the (consolidated) financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2009.

Reading, United Kingdom
March 3, 2022

Immunocore Holdings Plc
Annual report and consolidated financial statements
December 31, 2021

Consolidated Statements of Loss and Other Comprehensive Income for the years ended December 31,

		2021	2020	2019
	Notes	£’000	£’000	£’000
Revenue	2	26,520	30,114	25,669
Total revenue		26,520	30,114	25,669

Net other operating (loss) / income	5	(57)	4,242	185
Research and development costs		(73,226)	(74,809)	(99,991)
Administrative expenses		(88,399)	(45,740)	(44,183)
Operating loss		(135,162)	(86,193)	(118,320)

Finance income	6	47	2,208	1,510
Finance costs	7	(5,813)	(3,375)	(9,379)
Non-operating expense		(5,766)	(1,167)	(7,869)

Loss before taxation		(140,928)	(87,360)	(126,189)
Income tax credit	8	9,405	13,267	22,258
Loss for the year		(131,523)	(74,093)	(103,931)

Other comprehensive (expense) / income
Other comprehensive (expense) / income that are or may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(74)	195	(99)
Total other comprehensive (expense) / income for the year, net of tax		(74)	195	(99)

Total comprehensive loss for the year, net of tax		(131,597)	(73,898)	(104,030)
Basic and diluted loss per share - £	9	(3.10)	(2.79)	(4.66)

The accompanying notes form an integral part of these financial statements.

Immunocore Holdings Plc
Annual report and consolidated financial statements
December 31, 2021

Consolidated Statements of Financial Position as at December 31,

		2021	2020 (Adjusted)
	Notes	£’000	£’000
Non-current assets
Property, plant and equipment	11	8,944	13,754
Right of use assets	12	22,593	23,093
Investment in sub-lease	12	—	776
Other non-current financial assets	13	4,935	4,410
Deferred tax asset	8	2,575	2,230
Total non-current assets		39,047	44,263
Current assets
Trade and other receivables	14	15,208	10,280
Tax receivable	8	9,632	12,935
Cash and cash equivalents		237,886	129,716
Total current assets		262,726	152,931
Total assets		301,773	197,194
Equity
Share capital	15	88	64
Share premium	15	212,238	—
Foreign currency translation reserve	15	89	163
Other reserves	15	386,167	386,167
Share-based payment reserve	15, 19	54,357	18,821
Accumulated deficit		(481,392)	(349,869)
Total equity		171,547	55,346
Non-current liabilities
Interest-bearing loans and borrowings	16	37,226	36,654
Deferred revenue	2	6,408	24,868
Lease liabilities	12	25,355	25,190
Provisions	17	57	138
Total non-current liabilities		69,046	86,850
Current liabilities
Trade and other payables	18	35,436	25,728
Deferred revenue	2	24,450	27,118
Lease liabilities	12	1,255	2,043
Provisions	17	39	109
Total current liabilities		61,180	54,998
Total liabilities		130,226	141,848
Total equity and liabilities		301,773	197,194

Share capital, Share premium and Other reserves in the table above have been adjusted to give retrospective effect to the Group’s corporate reorganization. Further details of the effects of this reorganization are provided in Note 15 to these consolidated financial statements. The effect of these reclassifications has had no impact on Total equity or the Accumulated deficit as previously stated as at December 31, 2020.

The accompanying notes form an integral part of these financial statements.

Immunocore Holdings Plc
Annual report and consolidated financial statements
December 31, 2021

Consolidated Statements of Changes in Equity for the years ending December 31, 2019, 2020 and 2021

	Note	Share capital - adjusted	Share premium - adjusted	Foreign currency translation reserve	Share- based payment reserve	Other reserves - adjusted	Accumulated deficit	Total equity
		£’000	£’000	£’000	£’000	£’000	£’000	£’000
At January 1, 2019 - adjusted	15	43	—	67	7,603	224,044	(175,175)	56,582
Loss for the year	15,19	—	—	—	—	—	(103,931)	(103,931)
Other comprehensive loss		—	—	(99)	—	—	—	(99)
Total comprehensive loss for the year		—	—	(99)	—	—	(103,931)	(104,030)
Issue of share capital	15	6	—	—	—	59,157	—	59,163
Equity-settled share-based payment transactions	15,19	—	—	—	3,056	—	—	3,056
At December 31, 2019	15	49	—	(32)	10,659	283,201	(279,106)	14,771
Loss for the year	15,19	—	—	—	—	—	(74,093)	(74,093)
Other comprehensive loss		—	—	195	—	—	—	195
Total comprehensive loss for the year		—	—	195	—	—	(74,093)	(73,898)
Conversion of interest-bearing loan		—	—	—	—	—	(510)	(510)
Derecognition of derivative liability		—	—	—	—	—	3,840	3,840
Issue of share capital	15	15	—	—	—	102,966	—	102,981
Equity-settled share-based payment transactions	15,19	—	—	—	8,162	—	—	8,162
At December 31, 2020		64	—	163	18,821	386,167	(349,869)	55,346
Loss for the year		—	—	—	—	—	(131,523)	(131,523)
Other comprehensive income		—	—	(74)	—	—	—	(74)
Total comprehensive loss for the year		—	—	(74)	—	—	(131,523)	(131,597)
Issue of share capital	15	24	210,961	—	—	—	—	210,985
Exercise of share options	15	—	952	—	—	—	—	952
Equity-settled share-based payment transactions	15,19	—	325	—	35,536	—	—	35,861
At December 31, 2021	15	88	212,238	89	54,357	386,167	(481,392)	171,547

Share capital, Share premium and Other reserves in the table above have been adjusted to give retrospective effect to the Group’s corporate reorganization. Further details of the effects of this reorganization are provided in Note 15. The accompanying notes form an integral part of these financial statements.

Immunocore Holdings Plc
Annual report and consolidated financial statements
December 31, 2021

Consolidated Statements of Cash Flows for the years ended December 31,

		2021		2020		2019
	Notes	£	’000	£	’000	£	’000
Cash flows from operating activities
Loss for the year			(131,523)		(74,093)		(103,931)
Adjustments for:
Depreciation of property, plant and equipment	11		5,511		6,446		6,549
Depreciation of right of use assets	12		1,501		2,530		2,454
Remeasurement of leases	3		(15)		(227)		—
Amortization of intangible assets			—		—		210
Write-off of intangible assets	3		—		—		306
Loss on disposal of property, plant and equipment	3		180		1,064		3
Profit on derecognition of leases	3		—		(3,700)		—
Net finance costs			5,766		1,167		7,869
Unrealized foreign exchange differences			586		(787)		(620)
Equity settled share-based payment expenses	19		35,861		8,162		3,056
Income tax credit	8		(9,405)		(13,267)		(22,258)
Working capital adjustments:
(Increase) / decrease in trade and other receivables			(5,147)		(532)		1,828
Increase / (decrease) in trade and other payables			9,469		(3,774)		9,946
Movement in provisions and other charges			(150)		(41)		71
Decrease in deferred liabilities			(21,128)		(24,497)		(21,866)
Cash used in operations			(108,494)		(101,549)		(116,383)
Net taxation received	8		12,384		40,299		13,482
Net cash used in operating activities			(96,110)		(61,250)		(102,901)
Cash flows from investing activities
Bank interest received on cash and cash equivalents			15		676		1,525
Proceeds from sale of property, plant and equipment			77		675		82
Purchase of property, plant and equipment	11		(1,008)		(3,074)		(4,078)
Purchase of intangible assets			—		—		(198)
Proceeds from investment in sub-leases			549		378		57
Leasehold incentive			—		2,488		—
Net cash flows (used in) from investing activities			(367)		1,143		(2,612)
Cash flows from financing activities
Gross proceeds from issue of share capital	15		226,528		83,218		59,874
Costs from issue of share capital	15		(15,543)		(176)		(738)
Proceeds from exercise of share options	15		952		73		27
Non-current interest-bearing loan received			—		37,543		—
Interest paid on non-current interest-bearing loan			(4,147)		(291)		—
Repayment of lease liabilities	12		(3,159)		(4,426)		(4,036)
			204,631		115,941		55,127
Increase / (decrease) in net cash and cash equivalents			108,154		55,834		(50,386)
Net foreign exchange difference on cash held			16		(84)		(33)
Cash and cash equivalents at beginning of the year			129,716		73,966		124,385
Cash and cash equivalents at end of the year			237,886		129,716		73,966

The accompanying notes form an integral part of these financial statements.

Immunocore Holdings Plc
Annual report and consolidated financial statements
December 31, 2021

Consolidated Notes to the Financial Statements

1.	Accounting policies

General information

Immunocore Holdings plc (the “Company”) is a public limited company incorporated in England and Wales and has the following wholly owned subsidiaries: Immunocore Limited, Immunocore LLC, Immunocore Commercial LLC, Immunocore Ireland Limited and Immunocore Nominees Limited (collectively referred to as the “Group”).

On February 9, 2021, the Company completed its initial public offering (“IPO”) of 11,426,280 American Depositary Shares (“ADSs”) representing 11,426,280 ordinary shares with nominal value of £0.002 per ordinary share for aggregate gross proceeds of $297,083,000. The Company’s ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “IMCR” on February 5, 2021. In addition to the ADSs sold in the IPO, the Company completed the concurrent sale of an additional 576,923 ADSs at the initial offering price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Bill & Melinda Gates Foundation (“Gates Foundation”).

The IPO and private placement to the Gates Foundation generated net proceeds of $286,887,000 (£210,985,000) after underwriting discounts, commissions and directly attributable offering expenses.

Prior to completion of the IPO, Immunocore Holdings Limited was incorporated in England and Wales on January 7, 2021. Following a subsequent corporate reorganization, Immunocore Holdings Limited became the ultimate parent company for the Group and was re-registered as a public limited company with the name Immunocore Holdings plc, the registrant. The corporate reorganization has been accounted for as a business combination under common control and therefore, Immunocore Holdings plc is a continuation of Immunocore Limited and its subsidiaries. The corporate reorganization has been given retrospective effect in these financial statements and such financial statements represent the financial statements of Immunocore Holdings plc.

The principal activity of the Group is pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune. Leveraging its proprietary, flexible, off the-shelf ImmTAX platform, the Group is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. Following FDA approval of the Group’s lead product candidate, KIMMTRAK, in January 2022, the Group has commenced the sale and distribution of this immunotherapy in the United States.

Basis of preparation and statement of compliance

The consolidated Group financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards (collectively, “IFRS”) as issued by the International Accounting Standards Board.

The consolidated Group financial statements have been prepared under the historical cost basis, as modified by the recognition of certain financial instruments measured at fair value and are presented in sterling which is the Group’s presentation currency. All values are rounded to the nearest thousands, except where otherwise indicated.

Date of authorization

These consolidated financial statements were prepared at the request of the Board and were approved by the Board on March 3, 2022 and signed on its behalf by Dr Bahija Jallal, Chief Executive Officer of the Group.

Adoption of New Accounting Standards

There have been no recent new accounting standards that have had a material impact on these consolidated financial statements and no new standards issued but not yet effective that are expected to have a material impact on the Group.

During the year ended December 31, 2020, Interest Rate Benchmark Reform – Phase 1, issued by the International Accounting Standards Board (“IASB”), became effective. Phase 1 contained amendments to IFRS 9, IAS 39, and IFRS 7 related to the impact of interest rate benchmark reform on hedging relationships. These amendments were not applicable to the Group, as the Group does not have any hedging arrangements. During the year ended December 31, 2021, the Group adopted the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16 related to Interest Rate Benchmark Reform – Phase 2, issued by the IASB, which addresses issues that might affect financial reporting during the reform on an interest rate benchmark. The adoption has not had a material effect on the consolidated financial statements. The only financial instrument subject to interest rate reform is the Group’s loan and security agreement (“Loan Agreement”) with Oxford Finance Luxembourg S.A.R.L. (“Oxford Finance”), which has a carrying amount of £37,226,000 as of  December 31, 2021 (£36,654,000 as of December 31, 2020). Currently, borrowings under the Loan Agreement bear interest at an annual rate equal to LIBOR plus 8.85%, with a minimum rate of 9.01% and a maximum rate of 12.01%. LIBOR is the subject of recent national, international, and other regulatory guidance and proposals for reform. The current administrator of LIBOR will cease to publish the settings relevant to our agreements on June 30, 2023. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has identified the Secured Overnight Financing Rate, or SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative rate for LIBOR. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates as the transition away from LIBOR is anticipated in coming years. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. While a transition away from LIBOR as a benchmark for establishing the applicable interest rate may adversely affect the Group’s outstanding variable-rate indebtedness, and, while the Group’s loan balance is material, the potential effect of this is not expected to materially affect the Group’s future interest payments. The Group is monitoring developments in alternative benchmarks in relation to the loan, and does not expect any material impact in making the transition to an alternative benchmark rate on the loan in future periods, should this be required.

Going concern

The financial position of the Group, its cash flows and liquidity position and borrowing facilities are described in the primary statements and notes to these sets of financial statements.

The Group reported cash and cash equivalents of £237,886,000 and net current assets of £201,546,000 as at December 31, 2021, with an operating loss for the year the ended December 31, 2021 of £135,162,000. The negative operational cash flow was largely due to the continuing focus on the research, development, and clinical activities to advance the programs within the Group’s pipeline. During the year ended December 31, 2021, the Company completed its IPO and the concurrent private placement to the Gates Foundation and received aggregate net proceeds of $286,887,000. Further, on January 26, 2022 the Group’s lead product candidate, KIMMTRAK received regulatory approval for marketing by the U.S. Food and Drug Administration. Tebentafusp is also undergoing review from the European Medicines Agency following acceptance of the Group’s Marketing Authorization Application in Europe in the year ended December 31, 2021. While the Group generated a negative operational cash flow overall, pre-product revenue of £3,010,000 was generated from sales of tebentafusp, the Group’s lead product candidate, under a compassionate use program in France.

In assessing the going concern assumptions, the Board has undertaken an assessment of the current business and strategy forecasts covering a two-year period, which includes the potential receipt of commercial revenue following regulatory approval of KIMMTRAK in the United States. In assessing the downside risks, the Board has also considered a number of severe but plausible scenarios incorporating the impact of a delay or failure in successfully commercializing KIMMTRAK in the U.S and in receiving regulatory approval for tebentafusp outside the U.S.. As part of considering the downside risks, the Board has considered the impact of the ongoing coronavirus 2019 (‘‘COVID-19’’) pandemic and have concluded that the pandemic may have a future impact on the Group’s business and implementation of its strategy and plans, but it anticipates that any such impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to the Company’s financial statements.

Having considered downside scenarios, the current cash position, and the assessment performed, the Board is confident that the Group will have sufficient funds to continue to meet its liabilities as they fall due until at least the third quarter of 2023 and therefore, have prepared the financial statements on a going concern basis. With the inclusion of expected revenue for KIMMTRAK in the United States and pre-product revenue in France, the Group estimates it will have sufficient funds to continue to meet its liabilities as they fall due into 2024. The Group has based this estimation of capital requirements on assumptions that may prove to be wrong, and it could utilize available capital resources sooner than currently expected. In addition, while the Group has received regulatory approval for KIMMTRAK in the United States, the Group’s efforts to successfully commercialize the product could materially differ to estimates, and it is possible that the Group may not successfully commercialize KIMMTRAK, which could have a materially adverse effect on its financial condition. As the Group continues to incur significant expenses in the pursuit of its business strategy, additional funding will be needed before further existing programs may be expected to reach commercialization, which would potentially lead to operational cash inflows. Until the Group can generate a higher level of revenue from product sales, it expects to finance its operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

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

Percentage of completion for performance obligations satisfied over time

Revenue arising on performance obligations satisfied over time are recognized by estimating the percentage of completion which takes into consideration the estimated timelines required to satisfy these obligations and the time since program nomination. The timeline for a project is determined using historical data from previous arrangements and through discussions about each project’s plan and progress with project teams and joint steering committees. The measure of progress is therefore based on judgmental assumptions, which could be subject to adjustment in future periods. The Group believes these assumptions to be materially appropriate and to faithfully depict the level of progress for each project; however, assumptions around estimated tasks and timelines can change and it is possible that other factors may arise which cause estimates in future periods to significantly differ to both current and previous estimates.

Deferred revenue, relating to performance obligations satisfied over time, is £30,858,000 as at December 31, 2021. If the assessed life of all projects was underestimated by six months, equating to approximately 10% of the weighted average life of projects under collaborations, deferred revenue would have been £5,300,000 higher (and the cumulative revenue recognized correspondingly lower).

Valuation of share options

The Group operates equity-settled, share-based compensation plans whereby certain of our employees and directors are granted awards over the shares in our company. The grant date fair value of awards granted under these share-based compensation plans is calculated using the Black Scholes valuation model for grants since the Company’s IPO, which closed on February 9, 2021. From this point, the Company’s share price has been publicly available as an input to the Black Scholes model. For awards prior to our IPO, both the Black Scholes and the Back Solve valuations models were used.

The valuation models used require the input of subjective assumptions, including assumptions about the expected life of share-based awards and share price volatility, which are used to determine the fair value of the Group's ordinary shares. These assumptions used represent management's best estimates at the time of grant, but such estimates involve inherent uncertainties and the application of judgment. The expected life assumption is based on the Group’s assessment of the time within which participants are expected to exercise options, which requires consideration of employee groups, expected employee service, and other internal factors, and the degree to which these are expected to shorten the life of options in comparison to contractual expiry dates. The volatility assumption is based on the historical data of a comparator group of companies. While the Group has assessed that these estimates result in share-based payment accounting that is materially appropriate within a reasonable range of sensitivities, applying different assumptions could result in a significantly different expense being recognised in the Consolidated Statement of Comprehensive Loss. Further judgmental assumptions around options expected to vest and the valuation of option modifications also significantly impact the share-based compensation charge associated with granted options.

Prior to the Group’s IPO, there was no public market for the ordinary shares, and the estimated fair value of the ordinary shares was determined as of the date of each grant considering the most recently available third-party valuations of the Group’s ordinary shares, and the assessment of additional objective and subjective factors that the Group believed were relevant. The ordinary share valuations were prepared using a probability weighting expected return and a current value method. The probability weighted expected return method estimated the fair value of the common stock based on an analysis of future values for the enterprise assuming various future outcomes. Share value was based on the probability-weighted present value of the expected future investment returns, considering each of the possible outcomes available to the enterprise, as well as the rights of each share class. Although the Group does not expect its estimated fair value of the ordinary shares to generate material differences within a reasonable range of sensitivities, judgement was involved in selecting the inputs into the valuations and the movement in the determined fair value had an impact on the share-based payment charge recognized in the statement of loss.

Following the Group’s IPO and the award of a total of 4,702,027 options under its Equity Incentive Plan in the year ended December 31, 2021, the share-based payment expense has materially increased. The Group recognized a total charge of £35,861,000 in the year ended December 31, 2021, compared to a charge of £8,162,000 in the year ended December 31, 2020.

Other estimates and judgments

Management have made other judgements, estimates and assumptions in the preparation of financial statements that do not have as significant a risk of a material adjustment associated with them. These are noted below:

Collaboration revenue recognition

Further judgements are made to:

•	determine whether promises contained within the collaboration agreements are distinct from the other promises in the contract;

•	assess whether milestones or other variable consideration should be included in the transaction price;

•	determine whether performance obligations are satisfied at a point in time or over time, and

•	identify and consistently apply an appropriate method of measuring progress for performance obligations satisfied over time for the purposes of revenue recognition.

Estimates and assumptions are also made regarding variable consideration included in the transaction price by estimating the most likely amount that will be received. Changes in this estimate would not impact revenue recognized in the period as this constraint is applied to estimated variable consideration to reduce such consideration to the amount which is not probable of being reversed.

Research and development costs

Research and development expenditure is expensed as incurred.  In preparing the financial statements, the Group may be required to estimate accrued research and development expenditure incurred, the most significant of which is that relating to ongoing clinical trials.  These estimates are based on reviews of open contracts, reports provided by the contract research organizations (CROs) and internal reviews to estimate the level of service performed and the associated cost incurred for those services when the Group has not yet been invoiced or otherwise notified of the actual cost. The majority of CROs invoice the Group monthly in arrears for services performed or when contractual milestones are met; however, the level of suppliers for which this is not applicable can be material. The Group makes estimates of accrued expenses as of each statement of financial position date in our financial statements based on facts and circumstances known at that time. The Group confirms the accuracy of estimates with the CROs at the end of each reporting period and adjusts these if necessary.

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

Significant accounting policies

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019. A subsidiary is an entity controlled, directly or indirectly, by Immunocore Holdings Plc. Control is regarded as the exposure or rights to the variable returns of the entity when combined with the power to affect those returns. The financial results of subsidiaries are consolidated from the date control is obtained until the date that control ceases.

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

Collaboration revenue

Revenue arises primarily under the Group’s collaboration agreements, which are reviewed and assessed in line with the five-step framework established by IFRS 15 “Revenue from Contracts with Customers”. In doing so, the Group will consider the promises contained within the collaboration agreements and uses judgment to determine whether those promises are distinct from the other promises in the contract. In addition, the Group uses judgment to determine whether milestones or other variable consideration should be included in the transaction price, whether performance obligations are satisfied at a point in time or over time, and for performance obligations satisfied over time the appropriate method of measuring progress for the purposes of revenue recognition.

Within these collaboration agreements, the Group grants licensing rights and access to the Group’s technology to develop specified targets and commercialize future product candidates for specified targets defined in the respective collaboration agreements, in addition to research and development services, participation on a joint steering committee and the option to obtain exclusive rights to the associated intellectual property license either through the collaborator exercising an option to do so, or at the Group’s election. In each of the collaboration agreements, these promises are combined with each relevant target as one combined performance obligation, because the promises are mutually dependent and the collaborator is unable to derive significant benefits from its access to these targets for their intended purpose without receipt of the remaining promises, which are highly specialized and cannot be performed by other organizations. These single combined performance obligations are satisfied over time and deemed fully satisfied when the collaborator is contractually entitled to benefit from the exclusive rights to the associated intellectual property license either through the collaborator exercising an option to do so or at the Group’s election. This occurs at different stages of the research and development process within each of the collaboration agreements and is set out in Note 2. Once the collaborator has obtained exclusive rights to the associated intellectual property, the Group has no further contractual obligations relating to the performance obligation and accordingly the performance obligation is deemed satisfied and complete at this point. The Group accounts for each target under collaboration agreements as having one combined performance obligation with the mutually dependent rights noted above.

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

Under these collaboration agreements, depending on the terms, the Group may also receive commercialization milestones upon the first commercial sale of a product, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price as of December 31, 2021, 2020 and 2019 because they are sales-based royalties which will be recognized when the subsequent sale occurs.

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

Under certain collaboration agreements, research and development costs incurred either in excess of a defined amount, or in accordance with a cost sharing agreement, are reimbursed. These amounts are considered variable consideration and are assessed at contract inception and each subsequent reporting period and not recognized in the transaction price until it is highly probable that the recognition of such revenue will not be reversed. The Group determines the variable consideration to be included in the transaction price by estimating the expected value that will be received and then applying a constraint to reduce the consideration to the amount which is highly probable of not resulting in a significant reversal in the cumulative amount of revenue recognized. The determination of whether reimbursed costs are highly probable to not be reversed includes the following:

•	past history and experience with similar contracts.
•	unexpected fluctuations in planned spend.
•	changes to project timelines

The Group’s collaboration revenue arrangements have standard payment terms and do not contain a significant financing component.

Further information about judgements involved in the Group’s revenue recognition are described further above in this note under the section ‘Percentage of completion for performance obligations satisfied over time’ within the ‘Critical accounting estimates and judgments’ section.

Pre-product revenue

Pre-product revenue relates to the sale of tebentafusp under a compassionate use program in France. This program provides patients with access to tebentafusp prior to receipt of marketing approval. Pre-product revenue is recognized on delivery of tebentafusp to healthcare providers, which is the point in time when control is transferred. Such revenue is recognized net and represents the prices set by the Group that are expected to be retained after estimated deductions and to the extent that it is highly probable that a significant reversal of revenue will not occur. These variable estimated deductions include both an estimate of government rebates payable and an estimate of returns in the case of expiry, damage or other instances. The total rebate payable by the Group is dependent on the outcome of price negotiations with the French government, and the Group makes an estimate of these amounts payable each reporting period based on available pricing information and the applicable regulations. Returns are estimated based on industry trends and information provided by the Group’s distributors.

The estimates for rebates and returns deducted from pre-product revenue are recorded in the period the related pre-product revenue is recognized and are classified under Accruals within Trade and other payables in the Condensed Consolidated Statement of Financial Position. Costs of pre-product revenue are expensed when incurred and include costs associated with previous manufacturing of tebentafusp and other third-party selling expenses. Manufacturing costs are recognized within Research and development costs and other third-party selling expenses are recognized within Administrative expenses. Costs associated with pre-product revenue up to December 31, 2021 are not material.

Pre-product revenue arrangements have standard payment terms and do not contain a significant financing component.

Trade Receivables

Trade receivables include amounts invoiced or contractually accrued where only the passage of time is required before payment is received under the Group’s collaboration agreements and other revenue arrangements. Trade receivables are assessed for impairment using the simplified approach under IFRS 9, Financial Instruments, which requires lifetime expected losses to be recognized with the initial recognition of the receivable. As of December 31, 2021, expected credit losses are not material.

Inventories

Pre-launch inventories are goods manufactured for commercial sale. They are presented as assets in the Condensed Consolidated Statement of Financial Position if there is a high probability of future economic benefits. Since tebentafusp was not approved for such sale by a regulatory body as of December 31, 2021, the Group carried a full provision against the carrying amount of inventory manufactured for commercial sale to ensure such inventories are included in the Condensed Consolidated Statement of Financial Position at the lower of cost and net realizable value.

As at December 31, 2021, both the cost and associated provision of pre-launch inventories was £877,000. Costs associated with these inventories are recognized in Research and development expenses in the Condensed Consolidated Statement of Loss and Comprehensive Income. The cost is measured using a weighted average cost method and includes raw materials, external manufacturing costs, and other direct costs incurred in bringing inventories to their location and condition prior to sale.

Research and development costs

Research and development expenditure is expensed as incurred.  The Group makes estimates of accrued expenses as of each statement of financial position date in our financial statements based on facts and circumstances known at that time. There may be instances in which payments made to CROs or other parties will exceed the level of services provided and result in either a prepayment of the research and development expenses or, where the payments in substance represent deposits to be repaid back to the Group at the end of the clinical trial, a non-current financial asset. In accruing clinical trial expenses, the Group estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate made, the accrual or prepayment expense is adjusted accordingly.

Share-based payments

The Group operates equity-settled, share-based compensation plans whereby certain employees of the Group are granted equity awards in the Company. The grant date fair value of these employee share plan awards are calculated using the Black Scholes valuation model for awards granted following the Group’s IPO, which closed on February 9, 2021, and for awards prior to IPO, both the Black Scholes valuation model and the Back Solve valuation model. The resulting cost is recognized in the Consolidated Statement of Loss over the vesting period of the awards, which is the period in which the services are received. The value of the charge is adjusted to reflect actual levels of awards vesting, except where the failure to vest is as a result of not meeting a market condition in the case of certain awards prior to our IPO.

The various assumptions used in determining the grant date fair value of the awards and the resulting cost recognized in the profit and loss account are set out in Note 19. Further information about the judgements involved in forming these assumptions is also described further above under ‘Valuation of share options’ within the ‘Critical accounting estimates and judgments’ section.

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

Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the statement of financial position date. Current tax includes tax credits, which are accrued for the period based on calculations that conform to the U.K. Research and Development Tax Credit scheme applicable to Small and Medium sized Enterprises. Research and development costs which are not eligible for reimbursement under this scheme, such as expenditure incurred on research projects for which we receive income, are considered for reimbursement under the U.K. R&D expenditure credit (“RDEC”) scheme.

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

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. The Group assess at each reporting date whether property, plant and equipment is impaired.

Depreciation is charged to the profit and loss on a straight-line basis over the estimated useful lives of each item of property, plant and equipment. The estimated useful lives are as follows:

•	Leasehold improvements	-	over the expected lease term.
•	Plant and equipment	-	3 to 5 years
•	Right-of-use assets	-	over the expected lease term

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted prospectively where applicable.

Impairment of non-financial assets

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and with original maturities of three months or less.

Loans and borrowings

All loans and borrowings are classified as financial liabilities and are initially recorded at fair value less the value attributable to any separately accounted for embedded derivative. After initial recognition, any such loans and borrowings are measured at amortized cost using the effective interest method, with the amortization recognized in finance costs.

The Group has a long-term loan, drawn down under the Oxford Finance agreement entered into on November 6, 2020, which is classified as a non-current liability, as at December 31, 2021, and accounted for under the amortized cost method.  The loan is subsequently measured at amortized cost, with the unwinding of the discount recorded in finance costs over the life of the loan.

The Group previously had a convertible loan, evidenced by loan notes, which was classified as a current liability and accounted for under the amortized cost method with the embedded derivative, the conversion features, accounted for separately. The convertible loan was initially recognized at fair value less the value attributable to the separated embedded derivative. The notes and embedded derivative were derecognised following the conversion of the loan into series B preferred shares in March 2020.

The fair value of the convertible loan was calculated based on the present value of the future principal and interest cash flows, discounted at the market rate at the statement of financial position date. The loan notes were subsequently measured at amortized cost, with the unwinding of the discount recorded in finance costs over the life of the loan. The initial difference between proceeds received, net of transaction costs, and fair value was recognized in finance income.

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

The Group also had a derivative liability that is marked to fair value at each reporting period. The derivative liability represented a foreign exchange call option over certain series B shares which was settled in full in March 2020.

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

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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

Revenue recognized during 2021, 2020 & 2019 arose primarily from collaboration agreements with GlaxoSmithKline Intellectual Property Development Ltd (“GSK”), Eli Lilly and Company (“Eli Lilly”) and Genentech, Inc. (“Genentech”). The revenue figures for GSK and Genentech in the table below each represented more than 10% of the Group’s revenue in the year ended December 31, 2021.

	2021	2020	2019
Collaboration revenue	£’000	£’000	£’000
GlaxoSmithKline	6,083	6,356	5,753
Eli Lilly	—	3,522	819
Genentech	17,427	20,236	19,097
Total collaboration revenue	23,510	30,114	25,669
Pre-product revenue	3,010	—	—
Total revenue	26,520	30,114	25,669

Revenue is presented by region in the table below based on the location of the customer.

United Kingdom	6,083	6,356	5,753
United States	17,427	23,758	19,916
Europe	3,010	—	—
Total revenue	26,520	30,114	25,669

For the year ended December 31, 2021, a total of £21,128,000 of revenue recognized was included in deferred revenue at January 1, 2021 (2020: £24,432,000 recognized included in deferred revenue at January 1, 2020).

Trade receivables were £6,047,000 as at December 31, 2021, compared to £2,051,000 as at December 31, 2020, reflecting an increase mainly due to pre-product revenue under a compassionate use program in France. As at December 31, 2021, there were no expected credit losses in relation to revenue receivables.

	2021	2020
	£’000	£’000
Current deferred revenue	24,450	27,118
Non-current deferred revenue	6,408	24,868
	30,858	51,986

Deferred revenue is in respect of the upfront fee and development milestone consideration received from the various collaboration agreements in advance of services performed by the Group. Deferred revenue decreased by £21,128,000 as a result of the revenue recognised under our collaboration agreements detailed above. The deferred revenue of £30,858,000 above, represents the amount of transaction price allocated to performance obligations that are unsatisfied or partially satisfied as at December 31, 2021, and is expected to be recognized as revenue within one to two years. Included in the current deferred revenue balance of £24,450,000 as at December 31, 2021 and (£27,118,000 as at December 31, 2020) is £7,361,000 of deferred revenue held whilst program focus is reviewed.

During the year ended December 31, 2020, the Group reviewed and revised the estimated completion of each of the programs under the collaboration agreements, arising from the availability of additional historical data as programs progress through research and development activities within the Group. The impact of this revision increased revenue recognized in the year ended December 31, 2020 by £705,000.

No revenue was recognized in 2021 relating to performance obligations satisfied in previous years (2020: £705,000; 2019: no revenue).

Genentech Collaboration

Under the Genentech agreement signed in November 2018, the Group received an aggregate non-refundable payment totaling $100 million consisting of an initial upfront payment of $50 million and $50 million paid upon an investigational new drug filing for the first clinical trial of the product candidate compound, in exchange for granting Genentech rights to co-develop/co-promote the Group’s IMC-C103C program and the co-exclusive worldwide license to the Group’s intellectual property rights in MAGE A4 soluble TCR bispecific therapeutic candidate compounds. The Group is responsible for development of the IMC-C103C program over the period of time to estimated completion of the Phase 1 clinical trial, with costs being shared equally with Genentech. After completion of the Phase 1 clinical trial, the Group has a limited time period in which to decide to either continue co-development (including co-funding) of the IMC-C103C program or withdraw from the co-funding commitment and convert the co-exclusive license to a full out-license to Genentech of the IMC-C103C program, in exchange for future milestone and royalty payments to the Group.

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

During the year ended December 31, 2021, the Group recognized £17,428,000 revenue relating to the 2018 Genentech Agreement (2020: £20,236,000; 2019: £19,097,000). The revenue recognized represents both deductions from deferred revenue and research and development costs reimbursed, predominantly for clinical trial costs. Such reimbursements arise in order to ensure that research and development costs are shared equally in accordance with the 2018 Genentech agreement. Of the revenue recognised in the year ended December 31, 2021, £338,000 represented research and development cost reimbursements (2020: £2,785,000; 2019: £1,696,000), and £17,090,000 represented revenue that was included in the deferred revenue balance at January 1, 2021. As at December 31, 2021, £23,497,000 of transaction price was allocated to the unsatisfied performance obligation under the agreement. The Group estimates that the remaining revenue relating to this performance obligation would be satisfied within one to two years.

GSK Collaboration

In June 2013, the Group entered into a collaboration and license agreement with GSK pursuant to which the Group and GSK agreed to collaborate in the development of soluble TCR bispecific therapeutic compounds (the “GSK Agreement”). Under the GSK Agreement, the Group granted GSK the right to nominate up to four targets as being exclusive to GSK under the GSK Agreement. The first target, GSK01/NY-ESO, was nominated at the time of execution of the GSK Agreement. A second target was nominated in July 2017. GSK subsequently had no further ability to nominate additional targets under the terms of the agreement. Following a review of the targets in the year ended December 31, 2021, the parties elected not to proceed further with the second target and the GSK Agreement was terminated in January 2022.

Under the GSK Agreement, for the NY-ESO target, the Group was responsible for the development of the soluble TCR bispecific therapeutic candidate compounds over the period of time to estimated completion of the initial Phase 1 clinical trials. GSK had the option until a certain period following completion of such development work to obtain an exclusive worldwide license to NY-ESO. For the second collaboration target, GSK had an option to obtain an exclusive worldwide license for the therapeutic candidate compounds until a certain period following the identification of at least one development candidate or the earlier termination of the applicable development work.

The Group received non-refundable upfront payments upon execution of the agreement and nomination of the second collaboration target. Further non-refundable milestone payments have been received based on the achievement of specified development milestones. These development milestone payments were considered variable consideration and assessed at contract inception and each subsequent reporting period and not recognised in the transaction price until it was highly probable that the recognition of such revenue would not be reversed. In respect of the first target, development costs incurred over a specified amount were reimbursed to the Group.

As at December 31, 2021, the Group had received a total of £22,900,000 in non-refundable payments, none of which were received during the years ended December 31, 2021 and 2020. These payments were recorded as deferred revenue on receipt and allocated to a single combined performance obligation for each target covering the provision of research and development services and participation on a joint steering committee. This deferred revenue was recognized as the Group satisfied the combined performance obligation over the estimated period of time to when GSK could exercise the option to obtain an exclusive worldwide license for the therapeutic candidate compounds. Research and development costs reimbursed under the GSK Agreement were considered variable consideration and assessed at contract inception and each subsequent reporting period and not recognized in the transaction price until it was highly probable that the recognition of such revenue would not be reversed.

During the year ended December 31, 2021, the Group recognized £6,083,000 revenue relating to the GSK Agreement (2020: £6,356,000; 2019: £5,753,000). Of the total revenue recognized during the year, £2,044,000 represented research and development cost reimbursements (2020: £2,897,000; 2019: £2,159,000) and £4,039,000 represented revenue recognized that was included in the deferred revenue balance at 1 January 2021. Reimbursements arise where research and development costs in excess of a defined amount are incurred on one specified program.

In March 2021, following a portfolio review, GSK and the Group jointly elected not to initiate the efficacy determining expansion stage of the current phase I trial for GSK-01 targeting NY-ESO. As a result, GSK relinquished their option to acquire an exclusive license to this program and ownership of the program and the NY-ESO target remains with the Group. Later in 2021, GSK and the Group elected not to progress with the final program under the agreement and all revenue under the GSK agreement has therefore been recognized as at December 31, 2021.

Lilly Collaboration

In July 2014, the Group entered into a development and license agreement with Eli Lilly, or the Lilly Agreement, pursuant to which the Group and Eli Lilly agreed to collaborate in the development, manufacture and commercialization of soluble TCR bispecific therapeutic compounds. Under the Lilly Agreement, Eli Lilly paid an initial non-refundable upfront fee payment of $45 million in exchange for options to three targets. Eli Lilly no longer has the ability to nominate any further targets under the initial agreement with Lilly. In December 2016, the Group and Eli Lilly agreed to swap an existing antigen target, selected by Eli Lilly, for a new, well known neo-antigen target. Lilly has no further obligations with respect to the initial target that was replaced. In September 2017, the Group and Eli Lilly agreed to swap a second antigen target, selected by Eli Lilly, for a second neo-antigen target. Similarly, Eli Lilly has no further obligations with respect to the initial target that was replaced.

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

During the year ended December 31, 2021, the Group recognized no revenue relating to the Lilly Agreement (2020: £3,522,000; 2019: £819,000), and, whilst the program focus is reviewed, a deferred revenue balance of £7,361,000 is held under current liabilities in respect of both the second and third programs, which represents the amount of transaction price allocated to performance obligations that are unsatisfied or partially satisfied as at December 31, 2021 under the collaboration. The Group expects to recognise this revenue within the next year.

During 2019, following termination of the first program under the collaboration, a balance of £3,132,000 was held as deferred revenue at December 31, 2019 whilst a change in program focus was considered. This was subsequently released in full during the year ended December 31, 2020.

Other segmental reporting information

The total of non-current assets other than financial instruments and deferred tax assets located in the United Kingdom as at December 31, 2021 is: £33,941,000 (2020: £35,774,000). The total located in other countries is £1,580,000 (2020: £1,073,000).

3.	Operating loss is stated after charging (crediting)

The following items have been included in operating loss:

	2021	2020	2019
	£’000	£’000	£’000
Loss on disposal of property, plant and equipment	180	1,064	3
Profit on derecognition of leases	—	(3,700)	—
Remeasurement of leases	(15)	(227)	—
Loss on write-offs of intangible fixed assets	—	—	306
Depreciation of property, plant and equipment (Note 11)	5,511	6,446	6,549
Depreciation of right-of-use assets (Note 12)	1,501	2,530	2,454
Amortization of intangible assets	—	—	210
Short-term lease expense	—	296	486
Sub-lease income (Note 5)	(108)	(460)	(185)
Foreign exchange (gains)/losses	(277)	477	189

Research and development costs in the Consolidated Statements of Loss and Other Comprehensive Income are stated net of the Research and Development Expenditure Credit, totalling £358,000 for 2021 (2020: £227,000; 2019: £396,000).

4.	Staff numbers and costs

The average number of persons employed by the Group (including the Board) during the year, analysed by category, was as follows:

	2021 No. of employees	2020 No. of employees	2019 No. of employees
Research	154	177	284
Development	88	96	108
Corporate	73	56	67
Total	315	329	459

The aggregate staff costs of these persons were as follows:	2021	2020	2019
	£’000	£’000	£’000
Wages and salaries	27,337	29,038	31,920
Social security costs	2,258	2,131	2,767
Share-based payments (Note 19)	35,861	8,162	3,056
Contributions to defined contribution plans (Note 21)	1,001	1,035	1,213
	66,457	40,366	38,956

During the year ended December 31, 2020, the Group undertook a corporate restructure incurring costs of £1.2 million. The restructure was completed in the second quarter of 2020 and reduced the overall headcount, at that time, by 78 employees.

5.	Net other operating (loss) / income

	2021	2020	2019
	£’000	£’000	£’000
Profit on derecognition of leases	—	3,700	—
Loss on disposal of property, plant and equipment	(180)	(1,064)	—
Settlement agreement	—	810	—
Sub-lease income	108	460	185
Remeasurement of leases	15	227	—
Other	—	109	—
	(57)	4,242	185

During the year ended December 31, 2020, the Group terminated the lease term for two leasehold properties giving rise to a profit on disposal of £3,700,000 which included £1,400,000 received as an incentive for exiting one of the leasehold agreements.

During the year ended December 31, 2020, the management of the Group conducted an internal investigation as a result of receiving a whistleblower complaint alleging employee misconduct and other improper activities related to a kickback scheme involving an employee and two third-party vendors. After the investigation, the one remaining open contract with the third-party vendors was terminated and the Group has undertaken proceedings against the involved parties. The Group estimated the amount in question to be in the range of £1.1 million to £1.8 million and recovered £1.8 million from the employee and third-party vendors in December 2020 of which £810,000 was reflected within other operating income.

Sub-lease income comprises income from sub-lease arrangements on operating leases on certain leasehold properties.

6.	Finance income

	2021	2020	2019
	£’000	£’000	£’000
Interest on cash and cash equivalents and other receivables	21	668	1,386
Gain on entering into sub-leases on leasehold properties	—	215	115
Interest on investment in sub-lease	26	38	9
Gain from change in fair value of derivative liability	—	1,287	—
	47	2,208	1,510

The derivative liability represents a foreign exchange call option over certain series B shares which was settled in full in March 2020, resulting in a gain of £1,287,000 based on the fair value as at derecognition, and a credit to equity of £3,840,000.

7.	Finance costs

	2021	2020	2019
	£’000	£’000	£’000
Interest on lease liabilities (see Note 12)	1,732	2,401	2,947
Interest expenses on financial liabilities measured at amortized cost	4,081	708	849
Loss from change in fair value of embedded derivative asset	—	266	454
Loss from change in fair value of derivative liability	—	—	5,127
Other finance costs	—	—	2
	5,813	3,375	9,379

Interest expenses on financial liabilities measured at amortized cost in the year ended December 31, 2021 relate to the Oxford Finance debt agreement signed on November 6, 2020.

Included within interest expenses for the year ended December 31, 2020, are £159,000 related to the Bill & Melinda Gates Foundation (the “Gates Foundation”) convertible loan, which was converted into series B shares in March 2020 (see Note 15) and £549,000 arising on the $50 million drawn down under the Oxford Finance debt agreement (see Note 16). Interest expenses for the year ended December 31, 2019 relate to the convertible loan received from the Gates Foundation.

The Group received a convertible loan in September 2017 from the Gates Foundation which contains conversion features which are accounted for as an embedded derivative and separated from the convertible loan. During the year ended December 31, 2020 the loss from the change in fair value of the embedded derivative asset represents the movement in fair value of this embedded derivative asset on derecognition arising from the conversion of the loan into series B shares and during the year ended December 31, 2019, this also represents the movement in fair value of this embedded derivative asset.

The derivative liability represents a foreign exchange call option over certain series B shares. The loss of £5,127,000 from the change in fair value of the derivative liability represents the movement in fair value of this derivative from inception, during 2019, to December 31, 2019.

8.	Income tax

The major components of the income tax expenses for the years ended December 31, 2021, 2020 and 2019 are:

	2021	2020	2019
	£’000	£’000	£’000
Profit or loss
Current tax:
R&D tax credit for the year	(9,322)	(12,432)	(21,767)
Tax related to share-based compensation plans	—	—	—
Foreign corporation tax on profits for the year	—	84	152
Adjustments in respect of prior years	370	(100)	43
Total current tax	(8,952)	(12,448)	(21,572)
Deferred tax:
Current year	(484)	(790)	—
Effect of changes in tax rates	—	(1)	—
Movement in overseas unrecognized deferred tax asset	25	351	—
Originating and reversal of timing differences, including adjustments in respect of prior years	6	(379)	(686)
Total deferred tax	(453)	(819)	(686)
Total income tax credit	(9,405)	(13,267)	(22,258)

Reconciliation of tax expense and accounting profit for 2021, 2020 and 2019:	2021	2020	2019
	£’000	£’000	£’000
Loss before tax	(140,928)	(87,360)	(126,189)
Tax credit using the UK Corporation tax rate of 19% (2019: 19% and 2018: 19%)	(26,776)	(16,598)	(23,976)
Effect of:
Non-deductible expenses	12,836	9,120	13,148
Other permanent differences	—	—	(1)
Additional deduction for R&D expenditure	(12,354)	(16,286)	(29,365)
Surrender of tax losses for R&D tax credit refund	12,354	16,286	28,523
R&D expenditure credits	(10,210)	(13,424)	(22,602)
Movement in deferred tax not recognized	14,315	8,084	12,413
Adjustments to tax charge in respect of previous periods - deferred tax	18	(379)	(500)
Adjustments to tax charge in respect of previous periods	370	(100)	43
State taxes	—	7	—
Effects of overseas tax rates	42	24	—
Effects of tax rates in foreign jurisdictions	—	(1)	59
Total tax credit included in loss for the year	(9,405)	(13,267)	(22,258)

The components of income tax are as follows:

	2021	2020	2019
	£’000	£’000	£’000
Current tax:
United States:
Federal	106	(16)	100
State	—	—	15
United Kingdom	(9,058)	(12,432)	(21,687)
Total current tax	(8,952)	(12,448)	(21,572)
Deferred tax:
United States:
Federal	(453)	(819)	(644)
State	—	—	(42)
United Kingdom	—	—	—
Total deferred tax	(453)	(819)	(686)
Total income tax credit	(9,405)	(13,267)	(22,258)

On  May 24, 2021, the U.K. 2021 Finance Bill was substantively enacted and subsequently received Royal Assent on June 10, 2021. Under this bill, the rate of U.K. corporation tax will increase to 25% in 2023, with lower rates and tapered relief to be applied to companies with profits below £250,000.

A deferred tax asset of £2,575,000 has been recognized in 2021 (2020: £2,230,000) primarily representing unused tax credits carried forward for Immunocore LLC following an assessment of all available and applicable information, including its forecasts of costs and future profitability and the resulting ability to reverse the recognized deferred tax assets over a short period of time.

In addition to the deferred tax asset above, the Group has unrecognized deferred tax assets on tax losses of £58,093,000 (2020: 30,827,000) which do not expire. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets, including deferred tax on losses and share-based payment, the income tax credit would increase by £49,283,000 (2020: £33,852,000).
9.	Basic and diluted loss per share

	2021	2020	2019
Loss for the year (£000’s)	(131,523)	(74,093)	(103,931)
Basic and diluted weighted average number of shares	42,488,579	26,523,411	22,297,935
Basic and diluted loss per share (£) (1)	(3.10)	(2.79)	(4.66)

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

10.	Intangible assets

Intangible assets comprise patent and trademarks and the purchase of intellectual property from the Company’s predecessor on January 1, 2016. There were no movements on intangible assets for the years ended December 31, 2021 and 2020, and a nil net book value remains (original cost: £516,000)

11.	Property, plant and equipment

	Leasehold properties and improvements	Plant and equipment	Assets under construction	Total
	£’000	£’000	£’000	£’000
Cost:
At January 1, 2020	12,240	26,326	2,571	41,137
Additions	564	775	1,735	3,074
Transfers	4,123	2	(4,125)	—
Effect of foreign currency translation	(27)	(2)	—	(29)
Disposals	(1,090)	(1,118)	(61)	(2,269)
At December 31, 2020	15,810	25,983	120	41,913
Additions	—	933	75	1,008
Transfers	59	85	(144)	—
Effect of foreign currency translation	7	(60)	—	(53)
Disposals	(231)	(139)	(35)	(405)
At December 31, 2021	15,645	26,802	16	42,463
Depreciation and impairment:
At January 1, 2020	5,642	17,193	—	22,835
Depreciation charge for the year	2,356	4,090	—	6,446
Effect of foreign currency translation	(7)	(67)	—	(74)
Disposals	(156)	(892)	—	(1,048)
At December 31, 2020	7,835	20,324	—	28,159

Depreciation charge for the year	2,386	3,125	—	5,511
Effect of foreign currency translation	4	(44)	—	(40)
Disposals	(41)	(70)	—	(111)
At December 31, 2021	10,184	23,335	—	33,519
Carrying value:
At December 31, 2021	5,461	3,467	16	8,944
At December 31, 2020	7,975	5,659	120	13,754
At January 1, 2020	6,598	9,133	2,571	18,302

At December 31, 2021 and 2020, none of the Group’s property, plant and equipment was held under finance leases or similar hire purchase agreements.

12.	Leases

The Group leases its corporate headquarters in the United Kingdom, where its facilities contain research and development, laboratory and office space of approximately 102,000 square feet. In addition, the Group leases approximately 19,000 square feet of office space in the USA, and a small office in Ireland. The Group’s United Kingdom leases expire between 2037 and 2040, although there are points at which it may terminate the leases prior to this.

Information about leases for which the Group is a lessee and a lessor is presented below. The lease payments for short-term leases and leases of low value assets are recognized in the profit and loss account on a straight-line basis over the term of the lease.   These leases have terms that may include:

•	Options to terminate the lease early at the right of the tenant
•	Variable lease payments with a guaranteed minimum increase and capped maximum increase

In addition, there are leasehold properties to which the Group is committed to assume the leases should the properties become vacant. The future contingent liabilities associated with these leases are set out in Note 22.

Leases in which the Group is a Lessee

Right-of-use assets: leasehold properties

	2021	2020
	£’000	£’000
Balance at 1 January	23,093	36,578
Effect of adopting new accounting standards	—	(31)
Additions	31	453
Remeasurements	970	(2,269)
Derecognition	—	(9,108)
Depreciation charge for the year	(1,501)	(2,530)
	22,593	23,093

Following a review of the Group’s lease commitments under leasehold agreements during the year ended December 31, 2020, the Group identified leasehold agreements in excess of the Group’s future requirements.  As a result of this review, the Group terminated the lease term for two leasehold properties, reducing right-of-use assets by £9,108,000.

The Group entered into two guarantee agreements on December 23, 2020, associated with the termination of the lease term for one of the leasehold properties. These agreements indemnify the lessor for certain costs in the event of the new lessee defaulting under their lease agreement for the leasehold property.  As at December 31, 2021, the Group does not expect to make future payments as a result of these agreements.

Lease liabilities

Maturity analysis – contractual undiscounted cash flows

	2021	2020
	£’000	£’000
Less than one year	2,929	3,560
One to five years	10,289	9,607
More than five years	30,126	32,600
Total undiscounted lease liabilities	43,344	45,767

Lease liabilities included in the Consolidated Statements of Financial Position

	2021	2020
	£’000	£’000
Current	1,255	2,043
Non-current	25,355	25,190
Total lease liabilities	26,610	27,233

During the year ended December 31, 2020, the lease term for two leasehold properties was terminated and the lease liability for four leasehold properties were remeasured reducing the associated lease liability by £10,414,000 and £1,075,000 respectively. The Group also entered into a new lease for a leasehold property with an associated lease liability of £405,000 in the year ended December 31, 2020. The maturity of undiscounted lease commitments is set out in Note 22.

	2021	2020
Amounts recognized in the Consolidated Statements of Loss	£’000	£’000
Interest on lease liabilities	1,732	2,401
Expenses relating to short-term leases	—	296
Expenses relating to leases of low-value assets	—	19
Interest on investment in sub-lease	26	(38)

Amounts recognized in the Consolidated Statement of Cash Flows	2021	2020
	£’000	£’000
Total cash outflow for leases	3,159	4,426

Leases in which the Group is a Lessor

Lease income	2021	2020
	£’000	£’000
Sub-lease income	108	460
Finance lease income on the net investment in the lease	26	38

Maturity analysis – undiscounted finance lease income	2021	2020
	£’000	£’000
Less than one year	—	720
One to two years	—	96
Two to three years	—	—
Three to four years	—	—
Four to five years	—	—
More than five years	—	—
Total undiscounted finance lease income	—	816
Unearned finance income	—	(40)
Net investment in the lease	—	776

During the year ended December 31, 2021 the Group received cash of £549,000 under its subleasing arrangements (2020: £378,000).

13.	Other non-current financial assets

	2021	2020
	£’000	£’000
Long-term security deposits	786	786
Prepayments	3,984	3,427
Other	165	197
	4,935	4,410

The long-term security deposits represent lease security deposits for buildings. Following the termination of a leasehold property during the year ended December 31, 2020, the Group was repaid the security deposit of £1,800,000 associated with that property.

Prepayments are those amounts paid in advance for clinical trials that will be repaid at the end of the associated clinical trials which is expected to occur in more than twelve months.

14.	Trade and other receivables

	2021	2020
	£’000	£’000
Trade receivables	6,047	2,051
Other receivables	1,470	1,722
Prepayments and accrued income	7,691	6,507
	15,208	10,280

Included within prepayments and accrued income are amounts paid in advance for clinical trials that are expected to be repaid within 12 months.

15.	Capital and reserves

IPO and Impact of Corporate Reorganization

On January 7, 2021, Immunocore Holdings Limited was incorporated as a private limited company under the laws of England and Wales with nominal assets and liabilities for the purpose of becoming the holding company of Immunocore Limited.

On January 22, 2021, each holder of series A preferred shares, series B preferred shares, series C preferred shares, Growth Shares and ordinary shares in Immunocore Limited, sold and transferred their shares to Immunocore Holdings Limited in exchange for 100 shares of the same class at par value of 0.01 pence in Immunocore Holdings Limited. Following this share exchange, Immunocore Limited became a wholly owned subsidiary of Immunocore Holdings Limited.

All Immunocore Limited share options granted to directors and employees under share option plans that were in existence immediately prior to the reorganization were exchanged for share options in Immunocore Holdings Limited on a one-for-100 basis.

Following the share exchange, Immunocore Limited undertook a reorganization of its share capital to re-designate its series A preferred shares, series B preferred shares, series C preferred shares and Growth Shares into a single class of ordinary shares and subsequently undertook a share capital reduction, cancelling all amounts standing to the credit of its share premium account and cancelling 6,414,412 ordinary shares.

On February 1, 2021, Immunocore Holdings Limited was re-registered as a public limited company (“plc”) with the name Immunocore Holdings plc. The Company’s consolidated assets and liabilities immediately following the reorganization were the same as Immunocore Limited immediately before the reorganization.

Effective immediately prior to completion of the IPO, the Company re-organized its share capital whereby all of the outstanding series A preferred shares, series B preferred shares and series C preferred shares were re-designated as ordinary shares of the Company on a one for one basis.  A total of 16,632,540 of the ordinary shares, following the re-designation of the series C preferred shares, were converted to a separate class of non-voting ordinary shares. A total of 6,250,000 Growth Shares were re-designated of which 4,324,000 of the Growth Shares were re-designated as deferred shares of the Company. The remaining 1,926,000 Growth Shares were re-designated in the ratio of one ordinary share, issued for non-cash consideration and three deferred shares.

Immediately following these re-designations referred to above every 20 ordinary shares of £0.0001 and every 20 non-voting ordinary shares of £0.0001 in the Company were consolidated into one ordinary share and one non-voting ordinary share of £0.002.

On February 9, 2021, the Company completed an IPO of 11,426,280 ADSs representing 11,426,280 ordinary shares with nominal value of £0.002 per ordinary share, for gross proceeds of $297,083,000. In addition to the ADSs sold in the IPO, the Company completed the concurrent sale of an additional 576,923 ADSs, representing 576,923 ordinary shares with a nominal value of £0.002 per ordinary share, at the initial offering price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Gates Foundation.  The total aggregate gross proceeds were $312,083,000 (£226,528,000).  A total of £15,543,000 representing underwriting discounts and commissions and other offering expenses incurred incrementally and directly attributable to the offering of securities and have been deducted from the gross proceeds of the IPO.

Under the terms of the Company’s agreement with the Gates Foundation, the Group is required to develop, manufacture and commercialize soluble TCR bispecific therapeutic candidates targeted to mutually agreed neglected diseases, currently HIV, with the potential to treat people at an affordable price in developing countries. In the event of certain defaults by the Group under the agreement, the Gates Foundation has the right to sell, or require the Group to buy-back, any of the shareholdings in the Group held by the Gates Foundation. In such an event, if within 12 months after such redemption or sale, the Group experiences a change in control at a valuation of more than 150% of the valuation used for the redemption or the sale of the shares, the Group has agreed to pay the Gates Foundation compensation equal to the excess of what it would have received in such transaction if it still held its shares at the time of such change of control over what it received in the sale or redemption of its shares.

The table below reflects the number of preferred, growth, ordinary, and deferred issued and outstanding at December 31, 2021 and also reflects the conversion of preferred and Growth Shares on 1-for-20 basis in the current and previous periods and the creation of deferred shares.

	Growth shares	Series A shares	Series B shares	Series C shares	Ordinary shares	Deferred shares
Issued and fully paid share capital (0.2p per share, except deferred shares which are 0.01p per share)
At January 1, 2019 - adjusted	391	—	—	—	20,849,445	11,805,500
Repurchased and cancelled	—	—	—	—	—	(6,024,000)
New shares issued for cash	—	—			3,297,560	—
Exercise of share options	—	—	—	—	38,125	—
At December 31, 2019	391	—	—	—	24,185,130	5,781,500
Repurchased and cancelled	—	—	—	—	-	(2,932,499)
New shares issued for cash	—	—	—	—	6,540,050	2,944,500
New shares issued for non-cash consideration	—	—			1,042,560	—
Exercise of share options	—	—	—	—	15,145	—
At December 31, 2020	391	—	—	—	31,782,885	5,793,501
Repurchased and cancelled	(391)	—	—	—	—	—
New shares issued for cash	—	—	—	—	12,003,203	—
Exercise of share options	—	—	—	—	76,762	—
At December 31, 2021	—	—	—	—	43,862,850	5,793,501

The impact of the corporate reorganization reflects the combined effect of each of the steps of the corporate reorganization set out in this Note 15. A total of 391 Growth Shares with a nominal value of £0.0001 per Growth Share were repurchased and cancelled. Included within ordinary shares are 831,627 ordinary shares with no voting rights. All ordinary shares are entitled to receive dividends and assets available for distribution. Deferred shares have no voting rights and are not entitled to dividends and are only entitled to receive amounts paid up on the deferred shares out of assets available for distribution after all payments have been made to holders of ordinary shares for amounts paid up or payable or on such shares.

	2021 £	2020 (Adjusted) £
Allotted, called up and fully paid
Ordinary shares	87,726	63,566
Series A shares	—	—
Series B shares	—	—
Series C shares	—	—
Growth shares	—	—
Deferred shares	579	579
	88,305	64,145

On February 3, 2021, the Company passed an ordinary resolution which authorises the Directors, or any duly authorised committee of the directors, to allot shares in the Company or grant rights to subscribe for or convert any security into shares in the Company up to an aggregate nominal value of £150,000 for a period expiring five years (up to February 3, 2026). This amount may be renewed, varied or revoked by the Company in a general meeting.

Share premium
£’000
At January 1, 2019 – adjusted	—
At December 31, 2019	—
At December 31, 2020	—
New shares issued for cash	210,961
Exercise of share options	952
Equity-settled share-based payment transaction	325
At December 31, 2021	212,238

The £325,000 of share premium is attributable to ordinary shares issued for non-cash consideration arising from the redesignation of 1,926,000 Growth Shares in the ratio of one ordinary share, issued for non-cash consideration and three deferred shares.

Nature and purpose of reserves

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees. All other reserves are as stated in the consolidated statement of changes in equity.

The other reserve arose as a result of the corporate reorganization described above.

No dividends were paid or declared in the years ended December 31, 2021 and 2020.

Capital management

The capital structure of the Group consists of shareholders’ equity, debt, cash and investments in money market funds. For the foreseeable future, the Board will maintain a capital structure that supports the Group’s strategic objectives through:

•	managing the budgeting process;

•	managing funding and liquidity risk; and

•	maintaining strong investor relations.

The Group monitors capital to maintain an appropriate structure that fulfils its strategic objectives, considers the needs of shareholders, and ensures it maintains sufficient funds to continue as a going concern.

The Group’s borrowings under the Oxford Finance Agreement detailed in Note 16, contain customary representations and warranties and customary affirmative and negative covenants applicable to the Group, including limitations on the Group’s ability to dispose of assets, enter into merger, consolidation or acquisition transactions and incur additional debt.  The Group monitors compliance withthese covenants during the year and is in compliance.

16.	Non-current interest-bearing loans and borrowings

	2021	2020
	£’000	£’000
Long-term borrowings	37,226	36,654
	37,226	36,654

On November 6, 2020, the Group entered into a loan and security agreement with Oxford Finance for the provision of up to $100 million debt financing to be provided under three tranches, of which the first tranche of $50 million was received on signing the agreement. The second tranche of $25 million is available to be drawn down following tebentafusp having received Biologics License Application approval prior to June 30, 2022 . The third and final tranche of $25 million can be drawn down at the sole discretion of Oxford Finance.

17.	Provisions

Total
£’000
At January 1, 2020	288
Arising during the year	299
Utilized	(340)
At December 31, 2020	247
Arising during the year	84
Utilized	(235)
At December 31, 2021	96
Current	39
Non-current	57

The provision represents the contractual liability that will arise on termination of lease agreements on leasehold properties.

18.	Trade and other payables

	2021	2020
	£’000	£’000
Trade payables	7,499	5,783
Other taxation and social security	532	620
Pension Liability	23	2
Accruals	27,382	19,323
	35,436	25,728

Accruals include estimates for rebates and returns in respect of pre-product revenue relating to the sale of tebentafusp under a compassionate use program in France.

19.	Share-based payments

The Group operates various employee share schemes that grant equity settled awards to certain employees and directors to acquire shares in the Group at a specified exercise price. Grants are normally exercisable over a four-year period with 25% vesting at the end of the first year and the remaining award vesting quarterly over the following three years. All awards lapse on the tenth anniversary from the date of grant and are not entitled to dividends.

The total charge for such share-based payment plans in 2021 was £35,861,000 (2020 – £8,162,000; 2019 – £3,056,000), all of which relate to equity settled awards.

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

Immediately prior to completion of the IPO, the Group undertook a corporate reorganization (see Note 15), the following changes were undertaken in respect to share options and growth share awards in existence immediately prior to the reorganization.

All Immunocore Limited share options and Growth Shares granted to directors and employees under share incentive arrangements that were in existence immediately prior to the reorganization were exchanged for share options and Growth Shares in the Company on a one-for-100 basis with no change in any of the vesting terms and exercise prices.

Immediately prior to completion of the IPO, the Company reorganized its share capital which included the re-designation of 6,250,000 Growth Shares, or 312,500 Growth Shares reflecting the consolidation of every 20 ordinary shares into one ordinary share of £0.002, as both ordinary shares and deferred shares (see Note 15).  Previously awarded Growth Shares were replaced with an award of share options in the Company on a one-for-one basis.  For 216,200 of these replacement share option awards, the vesting terms and exercise prices were substantially unchanged.  For the remaining 96,300 replacement share option awards the vesting terms and exercise prices and revised to an extent that these Growth Shares are considered cancelled, for the purpose of determining the share-based payment charge, prior to the replacement share options being awarded. In addition, the replacement ordinary shares that arose from the re-designation of Growth Shares resulted in an incremental fair value of £325,000, attributed to share premium.

Immediately following these re-designations referred to above every 20 share options over ordinary shares of £0.0001 in the Company was consolidated into one share option over an ordinary share of £0.002.  At the same time, the exercise price for each of the outstanding share options was adjusted to reflect the reorganization, subject to a minimum exercise price equal to the nominal value of a share and was re-designated into U.S. dollars.  The adjustment to exercise price did not impact the fair value of the underlying share options, with the exception of the 96,300 replacement share options re-designated from Growth Shares where the exercise price was increased.

Those share options awarded in 2019 were modified at the same time as the corporate reorganization, through the removal of accelerated vesting conditions under certain circumstances.  The incremental fair value granted was valued on a consistent basis to other awards made within the Group and was valued at $5.19 per share and has been applied to those unvested awards as at the date of modification. Fair value inputs for the purposes of calculating the incremental fair value of the modification in January 2021, included an exercise price of $17.46, a share price of $26.00, an expected life of 3 years, expected volatility of 90% and a risk-free rate of -0.13%.

During March 2020, those share options awarded in 2019 were modified through a reduction in the associated exercise price from $40.93 to $17.46 per share. The incremental fair value granted was valued on a consistent basis to other awards made within the Group and was valued at $3.84 per share and has been applied to those unvested awards as at the date of modification. Fair value inputs for the purposes of calculating the incremental fair value of the modification in March 2020, included an exercise price and share price of $17.46, an expected life of 1.6 years, expected volatility of 93% and a risk-free rate of 0.11%.

During the year ended December 31, 2021, options over a total of 4,702,027 shares were awarded, respectively which will vest over a four-year period from the date of grant, with 25% of the award vesting at the end of the first year and the remaining award vesting quarterly over the following three years.  The awards are not entitled to dividends prior to exercise.

The number and weighted average exercise prices of share options are as follows:

Number of shares issuable	Number of share options (#)	Weighted average exercise price ($)
Outstanding at 1 January 2019 - adjusted	743,615	15.69
Awards granted	2,911,260	40.93
Awards exercised	(42,870)	0.74
Awards forfeited	(32,890)	28.15
Outstanding at 31 December 2019	3,579,115	36.26
Awards granted	1,122,680	17.46
Awards exercised	(13,880)	5.98
Awards forfeited	(136,556)	22.29
Outstanding at 31 December 2020	4,551,359	17.16
Awards granted	4,702,027	26.56
Awards exercised	(76,762)	17.01
Awards forfeited	(290,664)	31.24
Awards replacing Growth Shares	312,500	38.72
Outstanding at December 31, 2021	9,198,460	22.31
Exercisable at December 31, 2021	2,663,600	18.13

The weighted average fair value of options granted in 2021 was $16.48 (2020: $9.11; 2019: $3.26). The weighted average share price at the date of exercise of the options during the year was $33.97 (2020: $17.46; 2019: $17.46).

The number and weighted average hurdle rate of growth shares are as follows:

Number of shares issuable	Number of growth shares	Weighted average hurdle rate $
Outstanding at January 1, 2019	592,230	46.39
Awards forfeited	(301,200)	46.39
Awards replaced with options	—
Outstanding at December 31, 2019	291,030	46.39
Awards granted	171,300	30.13
Awards forfeited	(147,874)	46.39
Awards replaced with options	—
Outstanding at December 31, 2020	314,456	37.53
Awards forfeited	(1,956)	40.95
Awards replaced with options	(312,500)	37.49
Outstanding at December 31, 2021	—	—
Exercisable at December 31, 2021	—	—

For share options outstanding at December 31, 2021, the range of exercise prices and weighted average remaining contractual life are as follows:

Share options
Exercise price £	Number of options	Weighted average remaining contractual life
11.83	439,220	3.2
17.46	3,915,749	8.7
26.00	4,433,612	9.3
32.98	16,545	4.1
36.79	161,500	9.8
39.02	4,000	9.5
40.93	114,045	7.4
41.74	51,944	9.3
46.39	61,845	9.1

Awards granted in the year ended December 31, 2021, have been valued using the Black-Scholes option pricing model. The assumptions used in the models for share options granted during year ended December 31, 2021, are as follows:

	February 2021	April 2021	July 2021	October 2021
Share price at grant date	$26.00	$41.74	$39.02	$36.79
Exercise price	$26.00	$41.74	$39.02	$36.79
Expected volatility	88%	89%	85%	84%
Expected life (years)	4 years	4 years	4 years	4 years
Risk free rate	(0.05)%	0.25%	0.26%	83.93%
Fair value	$16.16	$26.18	$23.69	$22.18

As the Group completed its IPO on February 9, 2021, there is insufficient trading history at this time to derive historical volatility from the Group’s own ADS price.  Accordingly, the expected volatility is determined by reference to the historical volatility of similar listed entities.  The expected volatility used reflects the assumption that the historical volatility over a period similar to the life of the awards is indicative of future trends, which may not necessarily be the actual outcome. The expected life of the share options is based on expectations and is not necessarily indicative of exercise patterns that may occur. The risk-free rate is based on the Bank of England’s estimates of gilt yield curve as at the respective grant dates.

Previous awards granted under the Share Option Plan were valued using the Black-Scholes option pricing model, those awards granted under the Growth Share Plan have been valued using the Back Solve model, reflecting the different rights available to holders of Growth Shares. The assumptions used in the models for previous awards granted are as follows and adjusted to reflect our corporate reorganisation and IPO outlined further above.

	Growth shares		Share options
	Apr-20	Jun-20	Apr- 20	Jun- 20	Oct-20	Nov- 20
Share price at grant date	$17.46	$17.46	$17.46	$17.46	$17.46	$17.46
Exercise price	—	—	$17.46	$17.46	$17.46	$17.46
Hurdle rate	$17.46 - 46.39	$17.46	—	—	—	—
Expected volatility	91%	102%	79%	85%	87%	87%
Expected life (years)	1	1	3	3	3	3
Risk free rate	0.03%	(0.02)%	0.03%	(0.03)% – 0.02%	(0.07)%	(0.01)%
Fair value	$0.58 - 1.92	$1.92	$8.84	$9.37 - 9.36	$9.59	$9.55

	Growth shares	Share options	Share options	Share options
	Apr-17	May-19	Apr-17	2016
Share price at grant date	$40.93	$17.46	$40.93	$38.20
Exercise price	—	$40.93	$40.93	$11.83 - 40.93
Hurdle rate	$46.39	—	—	—
Expected volatility	65%	67%	65%	60%
Expected life (years)	2.7	1.9 yrs - 3 yrs	5	5
Risk free rate	0.15%	0.69% - 0.71%	0.42%	0.62% - 1.41%
Fair value	$15.98	$3.26	$22.00	$21.06 - 29.45

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

20.	Financial instruments

Financial instruments risk management objectives and policies

The Group’s principal financial assets include trade and other receivables and cash and security deposits that derive directly from its operations or from financing activities.  The Group’s principal financial liabilities comprise the drawn down debt under the loan agreement with Oxford Finance, lease liabilities, trade and other payables and previously the convertible loan from the Gates Foundation and a derivative liability. The main purpose of these financial liabilities is to finance the Group’s operations.

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

Liquidity risk

The Group’s exposure to liquidity risk arises from its ongoing operational expenditure, which is required to perform its principal activity. The Group continuously monitors the risk of a shortage of funds by assessing expected cash flows, which are used to generate forecast levels of cash and cash equivalents. The Group also considers its foreign currency receivables and the foreign currency cash levels required in dollars and euros as part of these forecasts in order to ensure it has sufficient resources to settle its payable balances. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of capital increases or other sources of financing to ensure it continues to have sufficient liquidity.

The following are the contractual maturities of financial assets and liabilities, including estimated interest payments in respect of the interest-bearing loans and borrowings:

At December 31, 2021	Carrying amount £’000	Contractual cash flows £’000	One year or less £’000
Financial assets
Trade receivables	6,047	6,047	6,047
Non-current financial assets	951	951	—
Cash and cash equivalents	237,886	237,886	237,886
Total financial assets	244,884	244,884	243,933
Financial liabilities
Trade payables and accruals	32,393	32,393	32,393
Interest-bearing loans and borrowings (Note 16)	37,226	37,226	—
Total financial liabilities	69,619	69,619	32,393

At December 31, 2020	Carrying amount £’000	Contractual cash flows £’000	One year or less £’000
Financial assets
Trade receivables	1,797	1,797	1,797
Prepayments and accrued income	1,221	1,221	1,221
Long-term security deposit	3,573	3,573	—
Cash and cash equivalents	129,716	129,716	129,716
Total financial assets	136,307	136,307	132,734
Financial liabilities
Trade payables	25,084	25,084	25,084
Interest-bearing loans and borrowings (Note 16)	36,654	51,421	3,354
Total financial liabilities	61,738	76,505	28,438

The maturity of contractual cashflows for the majority of financial assets and liabilities is one year or less in except for the following balances.  Non-current financial assets include long-term security deposits are estimated to be received in more than one year, as at December 31, 2021.

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

The contractual cash flows represent the cash contractually due to Oxford Finance in accordance with the agreement. The contractual maturity for the initial tranche of $50 million drawn down under the agreement is interest-only payments through to November 2023 followed by equal monthly payments of principal and interest through to the maturity date in November 2025.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables), including deposits with banks and financial institutions. The Group has assessed the expected credit loss by considering a number of factors including the credit quality of the Group’s counter-parties and the short-term nature of the receivables, and based on these factors, expected credit losses as at December 31, 2021 are not significant and there have been no changes in expected loss allowances in the year ended December 31, 2021.  The Group’s material receivables are from large pharmaceutical companies and healthcare providers. Appropriate due diligence is performed on these organizations before agreements are entered into. There are no significant amounts which are past due at December 31, 2021 or December 31, 2020.

The Group held cash and cash equivalents of £237,886,000 at December 31, 2021 (2020: £129,716,000) which are held with multiple highly rated banks. The Group monitors the credit rating of those banks.

An impairment analysis is performed at each reporting date on an individual basis for major customers. In addition, minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation considers actual incurred historical data and other available information about the customer or type of customer in order to generate an estimate of lifetime expected credit losses, which are recognized with the initial recognition of a trade receivable balance. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in this Note 20.

The Group determines whether receivable balances should be written off on an individual basis. Balances are written off when there is no reasonable expectation of recovery.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk.

Interest rate risk

The Group’s exposure to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. As a result of entering into the Loan Agreement with Oxford Finance, the Group is also exposed to interest rate risk as a variable rate of interest is applied within a defined cap and collar over the term of the debt. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on the Group’s consolidated financial statements.

Financial assets subject to variable interest rates are as follows:

	2021 Carrying amount £’000	2020 Carrying amount £’000
Cash and cash equivalents	237,886	129,716
	237,886	129,716

An increase in Bank of England base rates by 0.5 percentage points would increase the net annual interest income as of December 31, 2021 by £1,189,000 (2020: £649,000). A decrease in Bank of England base rates by 0.5 percentage points would reduce the net annual interest income to all the deposit accounts as of December 31, 2021 by £1,189,000 (2020: £649,000).

Financial liabilities subject to variable interest rates are as follows:

	2021 Carrying amount £’000	2020 Carrying amount £’000
Interest-bearing loans and borrowings	37,226	36,654
	37,226	36,654

Interest-bearing loans and borrowings as at December 31, 2021 represent borrowings under the Oxford Finance agreement bear interest at an annual rate equal to LIBOR plus 8.85%, with a minimum rate of 9.01% and a maximum rate of 12.01%. An increase in LIBOR by 0.5 percentage points would increase the finance cost as of December 31, 2021 by £185,000 (2020: £183,000). A decrease in LIBOR by 0.5 percentage points would hypothetically reduce the finance cost as of December 31, 2021 by £183,000 (2020: £183,000); however, the Oxford Finance Agreement has a minimum interest rate of 9.01%, and therefore the effect of a reduction in LIBOR is both hypothetical and immaterial.

Interest-bearing loans and borrowings as at December 31, 2020 represent the $40 million convertible loan with the Gates Foundation in which the first tranche of $25 million was received on September 13, 2017. This first tranche bore interest at an annual rate of 2% for the first year and subsequently interest free. This convertible loan was converted into series B shares in March 2020 (see Note 15).

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities in the United States and outsourced supplier agreements denominated in currencies other than pound sterling. The Group minimizes foreign currency risk by maintaining cash and cash equivalents of each currency at levels sufficient to meet foreseeable expenditure.

Financial assets and liabilities in foreign currencies are as follows:

	2021 Carrying amount £’000	2020 Carrying amount £’000
Financial assets at amortized cost:
Deposits and non-current assets	—	4,036
Cash and cash equivalents	134,935	92,844
Trade and other receivables	3,628	—
	138,563	96,880
Financial liabilities at amortized cost:
Trade payables	15,589	13,779
Accruals	16,174
Interest-bearing loans and borrowings (Note 16)	37,226	36,654
	68,989	50,433

A five percentage point increase in exchange rates would reduce the carrying value of net financial assets and liabilities held in foreign currencies at December 31, 2021 by £2,598,000 (2020: £2,869,000 decrease). A five percentage point decrease in exchange rates would increase the carrying value of net financial assets and liabilities held in foreign currencies at December 31, 2021 by £2,598,000 (2020: £2,869,000 increase).

Disclosure of financial assets and liabilities

Fair value of financial assets
	2021		2020
	Carrying amount £’000	Fair value £’000	Carrying amount £’000	Fair value £’000
Financial assets at amortized cost:
Trade receivables	6,047	6,047	1,797	1,797
Current deposits and accrued income	—	—	1,221	1,221
Non-current financial assets and other receivables	951	951	3,573	3,573
Cash and cash equivalents	237,886	237,886	129,716	129,716
Total financial assets at amortized cost	244,884	244,884	136,307	136,307

Fair value of financial liabilities	2021		2020
	Carrying amount	Fair value	Carrying amount	Fair value
	£’000	£’000	£’000	£’000
Financial liabilities at amortized cost
Trade payables and accruals	32,393	32,393	25,084	25,084
Interest-bearing loans and borrowings (Note 16)	37,226	37,226	36,654	36,654
Total financial liabilities	69,619	69,619	61,738	61,738

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

Other non-current financial assets

Included within other non-current financial assets are long-term deposits representing lease security deposits for buildings, the balance at December 31, 2021 is £786,000 (2020: £786,000) and £145,000 for a legal settlement.

Changes in liabilities arising from financing activities

Movements relating to finance costs are set out in Note 7 and the changes in cash flows from financing activities related to the Group’s liabilities are outlined in the Consolidated Statement of Cash Flows.

Interest costs and cash outflows on the Oxford Finance Agreement increased in the year ended December 31, 2021 following a full year of interest being incurred and paid on the loan. As a result, there was no material change on year in the  loan liability of £37,226,000 and £36,654,000 as at December 31, 2021 and 2020 respectively. There was an increase in cash from financing activities relating to the loan in the year ended December 31, 2020, which reflects the initial draw-down of $50 million under the agreement.

In the year ended December 31, 2020 the Foundation Loan was converted to Series B shares as set out in Note 15. A derivative liability associated with the Foundation Loan was also derecognized during the year ended December 31, 2020 as set out in Note 6.

Interest costs on lease liabilities are set out in Note 7 and Note 12, and lease payments, which are classified as outflows from financing activities, are presented in the Consolidated Statement of Cash Flows. In the year ended December 31, 2020 there was also a reduction in lease liabilities following the termination of the lease term for leasehold properties as set out in Note 12, and details of lease remeasurements are also set out in Note 12. There was no material change on year in the lease liability balances of £26,610,000 and £27,233,000 as at December 31, 2021 and 2020 respectively.

The effect of foreign exchange movements on our liabilities was not material in the years ended December 31, 2021 and 2020, and the potential impact of foreign exchange rates on our financial liabilities is illustrated further above in this note under ‘Foreign Currency Risk’.

21.	Post-employment benefit plans

The Group operates a defined contribution pension scheme for its directors and employees. The assets of the scheme are held separately from those of the Group in an independently administered fund.

The unpaid contributions outstanding at December 31, 2021 were £23,000 (2020: £2,000; 2019: £1,000). The total expense relating to these plans in the current period was £1,001,000 (2020: £1,035,000; 2019: £1,213,000).

22.	Commitments and contingencies

As at December 31, 2021	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Lease liabilities – existing	2,947	5,407	4,959	30,447	43,760
Lease liabilities – contingent	57	840	225	—	1,122
Manufacturing	919	189	—	—	1,108
Capital commitments	75	—	—	—	75
Total contractual obligations	3,998	6,436	5,184	30,447	46,065

As at December 31, 2020	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Lease liabilities – existing	3,529	5,322	4,286	32,600	45,737
Lease liabilities – contingent	—	2,254	2,471	1,841	6,566
Manufacturing	2,824	500	—	—	3,324
Capital commitments	77	—	—	—	77
Total contractual obligations	6,430	8,076	6,757	34,441	55,704

The Group has contractual obligations for a leasehold property under which it is obligated to take on the lease should the property become vacant at specified dates in the future. The Group has assessed this contingent event as at December 31, 2021 and has classified the potential obligation as a contingent liability totaling £1,122,000 (2020: £6,566,000).

23.	Related party disclosures

The Group may enter into transactions in the ordinary course of business with unaffiliated companies of which the Group’s directors are directors or executive officers. The Group considers such transactions to be on terms comparable with those of other companies with whom the Group does not share a common director or executive officer. The amounts involved in such transactions are not considered material in relation to the Group, the companies, or the directors and executive officers.

Remuneration of key management personnel

The remuneration of the directors and executive officers, who are considered the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24, ‘Related Party Disclosures

	2021	2020	2019
	£’000	£’000	£’000
Short-term employee benefits	2,222	3,421	6,502
Share-based payment	25,813	5,602	3,667
	28,035	9,023	10,169

Short-term employee benefits above include £29,423 of pension contributions for the year ended December 31, 2021.

24.	Events after the reporting period

On January 26, 2022, the Group received approval from the FDA for its lead product candidate, KIMMTRAK (tebentafusp-tebn) for the treatment of metastatic uveal melanoma. The Group has subsequently commenced selling the product in the United States.