Form 20-F
period 2022-12-31
Immunocore Holdings plc
filed 2023-03-01
CIK 1671927

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

Ordinary shares, nominal value £0.002 per share: 48,088,346 shares outstanding as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes ☐  No

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

Large accelerated filer ☒	Accelerated filer ☐	Non- accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

KIMMTRAK® is our registered trademark. This Annual Report includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this Annual Report appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements in this Annual Report were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with U.S. GAAP.

Our financial information is presented in pounds sterling. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.2077 on December 31, 2022. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated or any other date. All references in this Annual Report to “$” mean U.S. dollars and all references to “£” and “GBP” mean pounds sterling.

We have historically conducted our business through Immunocore Limited, and therefore, our historical consolidated statements presented the consolidated results of operations of Immunocore Limited. Following the completion of our corporate reorganization and initial public offering in February 2021, our consolidated financial statements present the consolidated financial results of operations of Immunocore Holdings plc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include, but are not limited to, statements about:

•
the therapeutic potential and expected clinical benefits of KIMMTRAK, including the ability of KIMMTRAK (tebentafusp-tebn) to transform the treatment of metastatic uveal melanoma, or mUM, for patients and extended overall survival benefit;

•	the safety, efficacy and clinical progress of our various clinical programs, including those for IMC-F106C and IMC-M113V;
•	our ability to continue to generate revenues, which is dependent upon maintaining significant market acceptance among physicians, patients and healthcare payers;
•
our ability to maintain regulatory approval of KIMMTRAK (tebentafusp-tebn) for mUM, in the United States, European Union and other territories, as well as our ability to obtain and maintain regulatory approval in additional jurisdictions, and the timing thereof;

•	our expectations regarding the continued commercialization and marketing of KIMMTRAK for mUM, including expanding into and the related timing of reaching patients in additional territories;
•
our ability to build a sustainable pipeline of new medicine candidates, including but not limited to future generations of KIMMTRAK and additional product candidates identified and developed using our IMMTAX platform;

•
our ability to successfully execute our sales and marketing strategy of KIMMTRAK in the United States, Europe and elsewhere, including continuing to successfully recruit and retain sales and marketing personnel and to successfully build the market for our medicines

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

•
the initiation, timing, progress and results of our ongoing clinical trials and any planned clinical trials, including the expansion arms of such trials, for tebentafusp in advanced melanoma, IMF-F106C, IMC-I109V and IMC-M113V, and our research and development programs, including delays or disruptions in clinical trials, non-clinical experiments and investigational new drug application-enabling studies;

•
our estimates regarding the period of time for which our current capital resources will be sufficient to fund our continued operations, our future expenses, including the impact thereon of rising inflation, fluctuating exchange rates and other macroeconomic factors, and our future revenues and our needs for and ability to obtain additional financing;

•	our expectations regarding timing of regulatory filings for, or our ability to obtain regulatory approval of, our product candidates other than KIMMTRAK;
•
our ability to obtain accelerated approval for current and future product candidates from the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other comparable regulatory authorities in other jurisdictions;

•	our ability to identify and develop additional product candidates using our ImmTAX platform;
•
our expectations regarding business disruptions affecting the initiation, patient enrollment, clinical trial site monitoring, development and operation of our current and proposed clinical trials, including as a result of a public health emergency, such as the coronavirus 2019, or COVID-19, pandemic, or other global and macroeconomic factors, such as the war in Ukraine, global geopolitical tensions, supply chain disruptions, rising interest rates and rising inflation;

•	our business strategies and goals;
•	our plans to collaborate, or statements regarding our current collaborations, including with Genentech, and our ability to find future partners and collaborators;
•	the performance of our third-party suppliers and manufacturers,
•
our expectations regarding our ability to obtain, maintain and enforce intellectual property protection for our product candidates and our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others;

•	our expectations regarding competition with respect to KIMMTRAK or any of our other current or future product candidates, as well as innovations by current and future competitors in our industry;
•	our expectations regarding regulatory developments in the United States and other countries, including potential changes in healthcare laws and regulations;
•	our financial performance and our ability to effectively manage our anticipated growth;
•	our ability to identify, recruit and retain qualified employees, including key commercial or management personnel; and
•	whether we are classified as a PFIC for current and future periods;

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

•
Our ability to continue to generate revenues from KIMMTRAK and any future approved product candidates is subject to their consideration as effective drugs with advantages over other therapies, and their timely attaining and maintaining significant market acceptance among physicians, patients and healthcare payers.

•	Our revenues from KIMMTRAK may be significantly reduced by both existing and future legislation for drug pricing reforms requiring the payment of rebates.

•
Our future prospects are highly dependent on our ability to continue to successfully develop and execute our commercialization strategy for KIMMTRAK. Failure to do so would adversely impact our financial condition and prospects.

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

•
Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful; interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change materially.

•
We are subject to manufacturing and supply chain risks that could substantially increase our costs and limit supply of our products and components used in the preparation and administration of our product and product candidates. If we, or our third party manufacturers, fail to comply with manufacturing regulations, our financial results and financial condition will be adversely affected.

•
Reports of adverse events or safety concerns involving KIMMTRAK or our product candidates could delay or prevent us from obtaining or maintaining regulatory approvals or could negatively impact sales of our products or the prospects for our product candidates.

•
For existing KIMMTRAK approvals, and if we obtain further regulatory approvals to market KIMMTRAK and any other future approved products, we will remain subject to extensive ongoing regulatory obligations and oversight, including post-approval requirements, that could result in significant additional expense and could negatively impact our ability to commercialize our current and any future approved products.

•
Failure or perceived failure to comply with existing or future laws, regulations, contracts, self-regulatory schemes, industry standards and other obligations related to internal controls, healthcare sector compliance, anti-bribery and anti-corruption, data privacy and security (including security incidents) could harm our business.

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

•
The FDA and other local regulators’ approval pathways can be difficult to predict and whether, for example, further unanticipated clinical trials are required, will depend on the data obtained in our ongoing clinical trials.

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

•	As a company based and operating partly outside of the United States, we are subject to economic, political, regulatory and other risks associated with international operations.

Risks Related to Our Financial Position and Need for Capital

We have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.

While we are a commercial-stage biotechnology company, we have incurred net losses in each year since our inception. Our losses were £41.2 million, £131.5 million and £74.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. We had an accumulated deficit of £261.3 million as of December 31, 2022. We have funded our operations to date primarily with proceeds from private placements of our ordinary and preferred shares, payments from our collaboration partners, KIMMTRAK revenue, debt financing, our initial public offering (“IPO”) and subsequent private investment in Immunocore Holdings Plc (the “PIPE”).

While we have received regulatory approval for KIMMTRAK for mUM in the United States, the European Union, and certain other significant jurisdictions in 2022, we do not have approvals  for any other indications or in any other  jurisdictions for KIMMTRAK, or have approvals for our other product candidates. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Since inception, we have focused substantially all of our efforts and financial resources on developing our drug discovery platform and research and development of our product candidates. We have not obtained regulatory approvals for any of our product candidates other than KIMMTRAK, and there is no assurance that we will obtain further approvals in the future for KIMMTRAK in additional territories or any of our other product candidates. We expect to continue to incur significant expenses and operating losses over the next several years and for the foreseeable future.

These losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

•	further commercialize KIMMTRAK and any future product candidate for which we may obtain marketing approval in the United States and expanded territories and countries;
•	continue our ongoing and planned development of our clinical stage programs and our preclinical pipeline assets;
•	initiate pre-clinical studies and clinical trials for any additional product candidates that we may pursue in the future;
•	seek regulatory approvals for our existing and potential future product candidates that successfully complete clinical trials;
•	build a portfolio of product candidates through the discovery, development, or acquisition or in-license of drugs, product candidates or technologies;
•	maintain, protect, enforce and expand our intellectual property portfolio;
•	acquire or in-license other product candidates, intellectual property and technologies;
•	hire additional clinical, regulatory, scientific and sales and marketing personnel;
•
add operational, financial and management information systems and personnel, including personnel to support commercial development of KIMMTRAK, our product development and planned future commercialization efforts of existing and future product candidates; and

•	incur additional legal, accounting and other expenses associated with operating as a public company.

To become and remain profitable, we must succeed in developing and commercializing further products that generate significant revenue. This will require us to be successful in a range of challenging activities, including continuing to market and sell KIMMTRAK and any future products for which we may obtain regulatory approval, our global regulatory submissions for any existing or future product candidates that we may pursue, obtaining regulatory approval, procuring commercial-scale manufacturing, as well as discovering or acquiring and then developing additional product candidates. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

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

Our future prospects are highly dependent on our ability to continue to successfully develop and execute our commercialization strategies for KIMMTRAK and any future products for which we may obtain regulatory approval. Failure to do so would adversely impact our financial condition and prospects.

We focus substantial resources on the commercialization of KIMMTRAK and will have to focus substantial resources on the commercialization of any product for which we may obtain regulatory approval in the future. Our ability to generate significant medicine revenues and to achieve commercial success in the near-term will initially depend on our ability to continue to commercialize KIMMTRAK.

We are focusing a significant portion of our commercial activities and resources on KIMMTRAK, and we believe our ability to grow our long-term revenues, and a significant portion of the value of our company, relates to our ability to successfully commercialize KIMMTRAK in the United States and Europe. While we have established commercial teams, we expect to develop these teams further and otherwise continue to develop commercialization strategies in order to continue to successfully commercialize KIMMTRAK in the longer term. There are many factors that could cause commercialization of KIMMTRAK to be unsuccessful, including many that are outside our control. For example, the mUM patient population could be lower than estimated, patient and physician acceptance and adoption of KIMMTRAK could change, and physicians’ willingness to prescribe or patients’ willingness to take KIMMTRAK could change, each of which could limit the commercial potential of KIMMTRAK. Thus, there is uncertainty regarding the full commercial potential of KIMMTRAK. If the continued commercialization of KIMMTRAK became less successful or was perceived as disappointing, the price of our ADSs could decline significantly and long-term success of the medicine and our company could be harmed.

Our ability to continue to generate revenues from KIMMTRAK is subject to attaining and maintaining continued market acceptance among physicians, patients and healthcare payers.

KIMMTRAK, and other product candidates that we may develop or acquire, may not attain or maintain market acceptance among physicians, patients, healthcare payers or the medical community, even if they receive marketing approval by relevant authorities. We believe that the degree of continued market acceptance and our ability to continue to generate revenues from KIMMTRAK will depend on a number of factors, including:

•	timing of competitive medicines;
•	continued efficacy and safety of KIMMTRAK;
•	continued projected growth of the markets in which KIMMTRAK competes;
•	the extent to which physicians diagnose and treat the conditions that KIMMTRAK is approved to treat;
•	prevalence and severity of any side effects;
•	if and when we are able to obtain regulatory approvals for additional indications for KIMMTRAK;
•	continued acceptance by patients, physicians and applicable specialists;
•	availability of, and ability to maintain, coverage and adequate reimbursement and pricing from government and other third-party payers;
•	potential or perceived advantages or disadvantages of KIMMTRAK over alternative treatments, including cost of treatment and relative convenience and ease of administration;
•	strength of sales, marketing and distribution support;
•	the price of KIMMTRAK, both in absolute terms and relative to alternative treatments;
•	impact of past and limitation of future medicine price increases;
•	our ability to maintain a continuous supply of KIMMTRAK for commercial sale;
•	the effect of current and future healthcare laws;
•	disruptions caused by health pandemics or epidemics, such as the COVID-19 pandemic, including the extent to which physicians and patients delay visits or writing or filling prescriptions for KIMMTRAK;
•	the performance of third-party distribution partners, over which we have limited control; and
•	medicine labeling or medicine insert requirements of the FDA or other regulatory authorities

Our ability to grow KIMMTRAK sales will be affected by the success of our sales, access, marketing and medical strategies. If KIMMTRAK or any other products that we may seek approval for, or acquire, fail to attain, or fail to maintain, market acceptance, we may not be able to generate significant revenue to sustain profitability, which would have a material adverse effect on our business, results of operations, financial condition and prospects (including, possibly, the value of our ADSs).

Our revenues from KIMMTRAK may be reduced by both enacted and proposed legislation for drug pricing reforms requiring the payment of rebates.

Effective January 1, 2023, the 2021 Infrastructure Investment and Jobs Act requires certain manufacturers to refund the government for discarded amounts of certain drugs covered under Medicare Part B (which could include KIMMTRAK) from single use containers. The Centers for Medicare & Medicaid Services (“CMS”) has finalized most of the regulations required by this law. Without further action, the final rule would characterize the dead loss volume that exceeds an applicable percentage in small vial drug administration as wastage and thus trigger a corresponding rebate. We are concerned that this requirement conflicts with FDA guidance providing for accurate and efficient administration of medicines produced in small vials and have outlined our concerns for CMS. CMS is considering a framework for reviewing products with unique circumstances along with potential increased percentages that might be appropriate for each circumstance. In furtherance of this, CMS has requested additional information from the public about drugs with unique circumstances and expressed its intention to revisit this applicable percentage issue through further rulemaking. We believe KIMMTRAK has unique circumstances to warrant an exemption or increased percentage threshold. However, at this time, the process and criteria for unique circumstances remain unclear. If not adequately addressed in future rulemaking, or if the government does not otherwise consider KIMMTRAK to be a unique circumstance warranting an exemption or increased percentage threshold, our revenue in the United States could be impacted from the fourth quarter of 2023 and continuing in subsequent years.

Additional drug pricing legislation has or may be proposed in further countries, which may also reduce our future revenues if such laws are made effective in those countries.

We will require substantial additional funding to achieve our business goals. If we are unable to obtain this funding when needed and on acceptable terms, we could be forced to delay, limit or terminate our product development efforts.

Developing biopharmaceutical products is expensive and time-consuming, and we expect to require substantial additional capital to conduct research, pre-clinical testing and human studies, establish pilot scale and commercial scale manufacturing processes and facilities, and establish and develop quality control, regulatory, marketing, sales and administrative capabilities to support our existing programs and pursue potential additional programs. We are also responsible for the payments to third parties of expenses that may include milestone payments, license maintenance fees and royalties, including in connection with certain agreements with academic institutions or other companies with respect to the in-licensing or acquisition of their intellectual property rights. Because the outcome of any pre-clinical or clinical development and regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development, regulatory approval process and commercialization of any existing or future product candidates. In addition, global macroeconomic factors, such as supply chain disruptions and rising inflation, may increase these expenses beyond what we currently anticipate. In recent months, inflation has begun to impact our costs more identifiably, and we anticipate this could increase our expenses in 2023 and future years.

As of December 31, 2022, we had working capital (defined as total current assets less total current liabilities) of £308.8 million and cash and cash equivalents of £332.5 million. We expect that our existing cash and cash equivalents with the inclusion of expected revenue for KIMMTRAK will provide sufficient funds to continue to meet our liabilities as they fall due into 2026. However, it is possible that our revenue may be lower than our estimates, which could have a material adverse effect on our financial condition. In addition, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations or license and development agreements. Any additional fundraising efforts for us may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize product candidates that we may identify and pursue. Moreover, such financing may result in dilution to our shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to continue to execute our commercialization strategies for KIMMTRAK and, if approved, our other product candidates;
•
progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll subjects and manufacture soluble bispecific TCR product candidates for our ongoing, planned and potential future clinical trials, including our clinical trials of IMC-F106C (PRAME) in multiple solid tumors, IMC-I109V targeting hepatitis b virus, or HBV; and IMC-M113V targeting human immunosuppression virus, or HIV;

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

•	sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of scaling our marketing and sales capabilities;
•	cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;
•	terms and timing of any revenue we may receive under existing or future collaborations;
•	costs of operating as a public company;
•	time and cost necessary to respond to technological, regulatory, political and market developments;
•	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	the impact of global and macroeconomic factors, including heightened inflation;
•	costs, associated with, and terms and timing of, any future any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and
•	inability of clinical sites to enroll patients as healthcare capacities are required to cope with natural disasters, epidemics or other health system emergencies, such as the COVID-19 pandemic.

A change in the outcome of any of these or other variables with respect to the development, regulatory approval and commercialization of any of our current and future product candidates could significantly change the costs and timing associated with the development and commercialization of that product candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Additional funds may not be available when we need them, on terms that are acceptable, or at all, particularly in light of recently worsening macroeconomic conditions, including rising interest rates and volatility in the capital markets. If adequate funds are not available to us on a timely basis, we may be required to delay, limit or terminate one or more research or development programs or the commercialization of any product candidates or be unable to expand operations or otherwise capitalize on business opportunities, as desired, which could materially affect our business, prospects, financial condition and results of operations.

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

In order to continue our commercialization of KIMMTRAK, we must continue to build our sales, marketing, distribution, managerial and other non-technical capabilities. We currently have limited resources compared to some of our competitors, and the continued development of our own commercial organization to market our medicines and any additional medicines we may acquire will be expensive and time-consuming. We also cannot be certain that we will be able to continue to successfully develop this capability.

In addition, none of the members of our sales force have promoted any medicine for the treatment of mUM prior to the launch of KIMMTRAK. We are required to expend significant time and resources to train our sales force to be credible and able to educate physicians on the benefits of prescribing and pharmacists dispensing KIMMTRAK. Furthermore, we must train our sales force to ensure that a consistent and appropriate message about KIMMTRAK is being delivered to our potential customers. We may experience turnover of the sales representatives that we hired or will hire, requiring us to train new sales representatives. If we are unable to effectively train our sales force and equip them with effective materials, including medical and sales literature to help them inform and educate physicians about the benefits of KIMMTRAK and their proper administration and label indication, as well as our patient assistance programs, our efforts to successfully commercialize KIMMTRAK could be put in jeopardy, which could have a material adverse effect on our financial condition, share price and operations.

The incidence and prevalence for target patient populations for some of our product candidates have not been established with precision. If the market opportunities for our product candidates are smaller than we estimate, our revenue and ability to achieve profitability will be adversely affected, possibly materially.

We received approval from the FDA and EC for KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM in 2022. We estimate that there are approximately 1,000 mUM patients per annum in the United States and Western Europe who test positive for HLA-A*02:01 and might benefit from KIMMTRAK as a monotherapy.

We are evaluating the safety and tolerability of IMC-F106C in Phase 1/2 dose escalation trials in patients with advanced or metastatic solid tumors who express PRAME and test positive for HLA-A*02:01. We estimate that, across all solid tumors, the annual number of patients worldwide who test positive for HLA-A*02:01 and can potentially benefit from our IMC-F106C programs is up to 150,000. There is no assurance, however, as to what percentage of this population ultimately might benefit from monotherapy.

We are evaluating the safety and tolerability of IMC-M113V in a Phase 1 clinical trial in patients with chronic HIV who are virally suppressed on anti-retroviral c therapy. We estimate that there are more than one million HIV patients globally who test positive for HLA-A*02:01. There is no assurance, however, as to what percentage of this population might benefit from this therapy.

We are evaluating the safety and tolerability of IMC-I109V in a Phase 1 clinical trial in patients with chronic HBV who are non-cirrhotic, hepatitis B e-Antigen negative, and virally suppressed on chronic nucleot(s)ide analogue therapy. We estimate that there are more than one million chronic HBV patients globally who test positive for HLA-A*02:01.

The total addressable market opportunity for KIMMTRAK and our programs will ultimately depend upon, among other things, acceptance by the medical community and patient access, product pricing and reimbursement as well as expansion into additional markets. The number of patients with cancers, solid tumors, HIV, and chronic HBV and test positive for HLA-A*02:01 may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business. We may not be successful in our efforts to identify additional product candidates. Due to our limited resources and access to capital, we must prioritize development of certain product candidates, which may prove to be the wrong choice and may adversely affect our business.

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

We may not be successful in our efforts to further develop our ImmTAX platform technology and current product candidates. With the exception of KIMMTRAK, which has been approved by the FDA, EC, and a limited number of comparable regulatory authorities, we are not permitted to market or promote any of our product candidates until we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Each of our product candidates will require significant additional clinical development, management of preclinical, clinical, and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization, and significant marketing efforts before we generate any revenue from product sales, if at all.

We, and the third parties on whom we rely in part for sales, marketing and distribution capabilities, may not be able to continue to effectively market, sell and distribute KIMMTRAK or effectively market, sell and distribute our other product candidates, if approved.

We obtained marketing approval for KIMMTRAK in the United States, Europe and certain other territories in 2022. We may not be able to continue to effectively market, sell and distribute KIMMTRAK. We have invested, and expect to continue to invest, significant financial and management resources to further develop internal sales, distribution and marketing capabilities, some of which will be committed prior to any confirmation that tebentafusp will be approved in a territory. We utilize a hybrid model that includes in-house and contracted resources in the United States and Europe, and we have engaged third parties and may engage additional third parties to provide these services. We have entered into agreements with Syneos Health, Inc., or Syneos, Medison Pharma, and other third parties, to develop our commercial infrastructure for the commercial launch and continued sale of KIMMTRAK, including to potentially retain, train and deploy a direct sales force, but we have limited experience operating or managing a third-party sales force as a company. There can be no assurance that the capabilities of the Syneos sales organization or other third parties will be more effective than an internally developed sales organization. In addition, Syneos can terminate our agreement under certain circumstances. If Syneos or other third parties fail to hire, train, and retain qualified sales personnel, market our product successfully or on a cost-effective basis or otherwise terminates our relationship, our ability to generate revenue will be limited and we will need to identify and retain an alternative organization or develop our own sales and marketing capability. This could involve significant delays and costs, including the diversion of our management’s attention from other activities. We may also need to retain additional consultants or external service providers to assist us in sales, marketing and distribution functions, and may be unsuccessful in retaining such services on acceptable financial terms or at all.

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

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•	the inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing any future product that we may develop;

•	the lack of complementary treatments to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

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

Health epidemics or pandemics could materially adversely impact our business, including the commercialization of KIMMTRAK, our supply chain, our pre-clinical studies and our clinical trials, our liquidity and access to capital markets and our business development activities, as well as the business or operations of our CROs or other third parties with whom we conduct business.

Our business could be adversely affected by health epidemics or pandemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we rely. We experienced significant impacts from the COVID-19 pandemic and could experience similar or additional impacts from COVID-19 or other health epidemics or pandemics in the future.

In response to these public health directives and orders, we implemented work-from-home policies to support the community efforts to reduce the transmission of COVID-19 and protect employees, complying with guidance from federal, state/provincial or municipal government and health authorities. We also implemented a number of measures to ensure employee safety and business continuity.

The effects of executive orders and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines (for example, our timeline for tebentafusp), the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations have occurred and could occur in the future, related to COVID-19 or other infectious diseases and could impact personnel at third-party manufacturing facilities in the United Kingdom, United States and other countries, or the availability or cost of materials, which would disrupt our supply chain.

The continued effects of the COVID-19 pandemic or other future health epidemics or pandemics may also further negatively impact our clinical trials and the operations or our CROs or CMOs in the future, including:

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

•
increased rates of patients withdrawing from our clinical trials following enrollment as a result of risks of exposure to disease, being forced to quarantine or being unable to visit clinical trial locations or otherwise comply with clinical trial protocols;

•
 diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the epidemic or pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials, including because they, as healthcare providers, may have heightened exposure to disease, which would adversely impact our clinical trial operations;

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

For our clinical trials that we expect to conduct at sites outside the United States, particularly in countries which are experiencing or in the future experience heightened impact from COVID-19 or other future pandemics, in addition to the risks listed above, we may also experience the following adverse impacts:

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

•	interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product and comparator drugs used in our clinical trials;

•
 changes in federal, state/provincial or municipal regulations as part of a response to the COVID-19 or other outbreak of disease which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•
 delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

•	the refusal of the FDA to accept data from clinical trials in these affected geographies.

The COVID-19 pandemic has impacted, and it or other epidemics or pandemics may in the future, impact our business and clinical trials, and such impact will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the emergence, infectiousness and severity of new variants, travel restrictions and social distancing in the United Kingdom, United States, and other countries, business closures or business disruptions and the effectiveness of actions taken in the United Kingdom, United States, and other countries to contain and treat the disease. The ultimate impact of the COVID-19 pandemic or a similar epidemic is highly uncertain and subject to change. New health epidemics or pandemics may emerge that result in similar or more severe disruptions to our business.

Even though KIMMTRAK has received approval from the FDA, EC, and certain comparable regulatory authorities in other jurisdictions, and even if tebentafusp receives approval in additional countries, or if any of our other product candidates receives marketing approval, these may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for continued commercial success.

Even though KIMMTRAK has received FDA and EC approval, and even if we obtain approvals from the FDA, the EMA or other comparable regulatory agencies and are able to initiate commercialization of our other product candidates, the product candidate may not achieve or maintain market acceptance among physicians, patients, hospitals, including pharmacy directors, and third-party payors and, ultimately, may not become or remain commercially successful. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

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

Our efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of our products, if approved, may require significant resources and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our product candidates. Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time, including if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete. Because we expect sales of KIMMTRAK and our other product candidates, if approved, to generate substantially all of our product revenue for the foreseeable future, the failure of our product candidates to find or maintain market acceptance would harm our business and could require us to seek additional financing.

We may be unable to successfully complete additional large-scale, pivotal clinical trials for any product candidates we develop after KIMMTRAK.

We may be unable to successfully complete additional large-scale, pivotal clinical trials for any product candidates we develop after KIMMTRAK. We cannot be sure that issues will not arise that require us to suspend or terminate our clinical trials. Guidance we have received from the FDA or other regulatory authorities on clinical trial design is subject to change. These regulatory authorities could change their position, including, on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect. Successful completion of our clinical trials is a prerequisite to submitting a Biologics License Application, or BLA, to the FDA and a Marketing Authorization Application, or MAA, to the EMA, for each product candidate and, consequently, the ultimate approval and commercial marketing of each product candidate. We do not know whether any of our future clinical trials will begin on time or ever be completed on schedule, if at all.

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

Our product candidates utilize novel mechanisms of action and involve novel targets which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects. Our ImmTAX platform uses advanced computational models in tight integration with our structural biology, protein engineering, affinity maturation and binding efficacy capabilities to predict and design the compounds that will achieve the most desirable characteristics, including potency, selectivity, bioavailability, and drug-like properties. A disruption in any of these capabilities may have significant adverse effects in our abilities to expand our ImmTAX platform, and we cannot predict whether we will continue to have access to these capabilities in the future to support our ImmTAX platform. In addition, there can be no assurance that we will be able to rapidly identify, design and synthesize the necessary compounds or that these or other problems related to the development of this novel mechanism will not arise in the future, which may cause significant delays or raise problems we may not be able to resolve.

Regulatory approval of novel product candidates such as ours can be more expensive, riskier and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to our and regulatory agencies’ lack of experience with them. The novelty of our mechanism of action may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. The novel mechanism of action also means that fewer people are trained in or experienced with product candidates of this type, which may make it more difficult to find, hire and retain personnel for research, development and manufacturing positions. Because our soluble bispecific T cell receptors, or TCRs, utilize a novel mechanism of action and involve novel targets, there is also an increased risk that we may discover previously unknown or unanticipated adverse effects during our pre-clinical studies and clinical trials. Any such events could adversely impact our business prospects, financial condition and results of operations.

Although we intend to explore other therapeutic opportunities, in addition to the product candidates that we are currently developing, we may fail to identify viable new product candidates for clinical development for a number of reasons. If we fail to identify additional potential product candidates, our business could be materially harmed.

Research programs to pursue the development of our existing and planned product candidates for additional indications and to identify new product candidates and disease targets require substantial technical, financial and human resources whether or not they are ultimately successful. For example, we develop various protein models and make predictions as to how molecules might target antigens, with subsequent validation efforts in our labs and labs of our CROs. There can be no assurance that we will find potential additional targets using this approach, that any such targets will be tractable, or that such clinical validations will be successful. Our research programs may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:

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

While we plan to pursue additional regulatory approvals, it is uncertain whether tebentafusp will receive further marketing approval beyond the approval which KIMMTRAK has received in the United States, the European Union, Canada and other territories. Furthermore, it is impossible to predict when or if tebentafusp for the treatment of advanced melanoma, IMC-F106C, IMC-I109V, IMC-M113V, IMC-P115C, IMC-T119C, or IMC-R117C, or any of our future product candidates, will prove effective and safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete pre-clinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of pre-clinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates. Our pre-clinical studies and future clinical trials may not be successful. From time to time, we may publish interim top-line or preliminary data from our clinical trials. Interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

We also rely, and expect to continue to rely in part on, outside vendors (for example, independent contractors and CROs) to conduct, supervise or monitor some or all aspects of clinical trials involving our products. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. If we fail to commence or complete, or experience delays in, any of our planned clinical trials, our stock price and our ability to conduct our business as currently planned could be harmed.

We currently rely on, and expect to continue to rely in part on, CMOs to manufacture our products for clinical trials. If they fail to commence or complete, or experiences delays in, manufacturing our products and product candidates, our planned clinical trials will be delayed, which will adversely affect our stock price and our ability to conduct our business as currently planned.

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our product candidates, we will not be able to commercialize, or will be delayed in commercializing, our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in the European Union and other territories. Before we can commercialize further product candidates, we must obtain marketing approval. Currently, the majority of our product candidates are in development, and we have not received approval to market any of our product candidates from regulatory authorities, with the exception of KIMMTRAK. It is possible that our product candidates, including any product candidates we may seek to develop in the future, will never obtain regulatory approval. We have only limited experience in filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third-party CROs and/or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. In addition, regulatory authorities may find fault with our manufacturing process or facilities or that of third-party contract manufacturers. We may also face greater than expected difficulty in manufacturing our product candidates.

The process of obtaining regulatory approvals, both in the United States, the European Union and other territories, is expensive and often takes many years. If the FDA, EMA or a comparable foreign regulatory authority requires that we perform additional pre-clinical or clinical trials, approval, if obtained at all, may be delayed. The length of such a delay varies substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Furthermore, our ability to enroll patients may continue to be delayed by the COVID-19 pandemic and it is not possible to know the extent and scope of such delays at this point.

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

•
 the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

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

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA, or similar regulatory authorities. In particular, because we will be deploying our drug discovery platform across a broad target space, our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. Furthermore, our ability to enroll patients may be significantly delayed by new or ongoing public health crises, such as those we experienced as a result of the COVID-19 pandemic and could again in the future.

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

For example, in 2020, we received notice from the FDA of a partial clinical hold on our IMC-F106C clinical trial after the second patient (with baseline elevated risk factors for pulmonary embolus) experienced a fatal adverse event of respiratory failure due to multiple pulmonary emboli 24 hours after receiving the first dose (0.3 mcg). In accordance with our own internal guidelines, we put our clinical trial on hold to investigate this unexplained death and informed the FDA. The FDA subsequently put our clinical trial on a partial clinical hold and allowed us the option to continue dosing the first patient. After autopsy, including expert review, and other investigations, the primary investigator concluded that the cause of death was respiratory failure and not related to study drug. We modified the trial protocol to add a lower dose cohort and additional screening and on-treatment precautions. The FDA accepted our changes and removed the partial clinical hold enabling the trial to continue. However, if in the future we are delayed in addressing, or unable to address, any FDA concerns, we could be delayed, or prevented, from conducting our clinical trials.

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

We intend to develop our tebentafusp,  IMC-F106C and other programs, and potentially future product candidates, in combination with other therapies, which exposes us to additional risks.

We intend to develop our tebentafusp, IMC-F106C and other programs, and may develop future product candidates, for use in combination with one or more currently approved cancer therapies. We entered into an agreement with Sanofi in 2022 under which Sanofi will develop tebentafsup in combination with SAR444245, non-alpha IL-2, for the potential treatment of patients with metastatic cutaneous melanoma. In addition, we have begun enrollment in multiple combination arms of our IMC-F106C Phase 1 clinical trial, including evaluation of IMC-F106C in combination with standards of care including checkpoint inhibitors, chemotherapy and tebentafusp. Even if any product candidate we, or our collaboration partners, develop, was to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to bear the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

We may also evaluate our IMC-F106C programs, or any other future product candidates, in combination with one or more other cancer, infectious disease or autoimmune disease therapies that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. We will not be able to market and sell our IMC-F106C and other programs, or any product candidate we develop in combination with any such unapproved cancer, infectious disease or autoimmune therapies, that do not ultimately obtain marketing approval.

If the FDA, EMA or similar foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with our or any product candidate we develop, we may be unable to obtain approval of or market our IMC-F106C and other programs, or any product candidate we develop.

If we do not achieve our projected development and commercialization goals within the timeframes we announce and expect, the commercialization of our product candidates or any future product candidates may be delayed, and our business will be harmed.

For planning purposes, we estimate the timing of achieving various scientific, clinical, regulatory, and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, regulatory submissions or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of clinical trials, announcement of trial data, receipt of regulatory approval, or the commercial launch of a product. The achievement of many of these milestones may be affected by factors outside of our control. All of these milestones are based on a variety of assumptions, which may cause the timing of achieving the milestones to vary considerably from our estimates, including:

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

Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential product candidates. These decisions may prove to have been wrong and may adversely affect our ability to develop our own programs and our attractiveness as a commercial partner and may ultimately have an impact on our commercial success.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular proprietary molecules in our library, product candidates or therapeutic areas are subject to change over time, and these decisions may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates, abandon products that we have devoted significant resources toward in favor of other product candidates, or misread trends in the biopharmaceutical industry, in particular for our lead product candidate, our business, financial condition and results of operations could be materially adversely affected.

We conduct clinical trials for our product candidates outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials.

We conduct clinical trials outside the United States including in Australia, New Zealand, Europe and Asia, and are likely to continue to do so in these or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA may be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

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

•	import and export requirements and restrictions;

•	economic weakness, including inflation, or political instability in foreign economies and markets, particularly in light of recently worsening global macroeconomic conditions;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United Kingdom or the United States;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;

•	potential liability under the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or comparable foreign regulations;

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

•
business interruptions resulting from geopolitical actions, including the Ukraine war, other wars and acts of terrorism, and the outbreak of and international responses to global health crises such as the COVID-19 pandemic.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

Risks Related to the Commercialization of Our Product Candidates

If we fail to comply with manufacturing regulations, our financial results and financial condition will be adversely affected.

KIMMTRAK and our product candidates are biologics and the process of manufacturing our products is complex, highly regulated and subject to multiple risks. We may encounter difficulties in production, particularly with respect to process development, quality control, upscaling or scaling-out of our manufacturing capabilities. If we or any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

Before we can begin commercial manufacture of our products, regulatory authorities must approve marketing applications that identify manufacturing facilities operated by us or third-party manufacturers that have passed regulatory inspection and manufacturing processes that are acceptable to the regulatory authorities. Any failure to follow current Good Manufacturing Practice, or cGMP, or other regulatory requirements or any delay, interruption or other issues that arise in the manufacture, fill and finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, including leading to significant delays in the availability of drug product for our clinical trials or the termination of or hold on a clinical trial, or the delay or prevention of a filing or approval of marketing applications for our product candidates. In addition, our pharmaceutical manufacturing facilities are continuously subject to scheduled and unannounced inspection by the FDA, and other comparable EU and other international regulatory authorities, before and after product approval, to monitor and ensure compliance with cGMP and other regulations. Our manufacturing facility in the United States has been approved by the FDA, the EC and health agencies in other countries for the manufacture of KIMMTRAK. In addition, our third-party manufacturers’ facilities involved with the manufacture of KIMMTRAK or our product candidates have also been inspected and approved by various regulatory authorities. Although we are not involved in the day-to-day operations of our contract manufacturers, we are ultimately responsible for ensuring that our products are manufactured in accordance with cGMP regulations.

Due to the complexity of the processes used to manufacture our products and product candidates, we may be unable to continue to pass or initially pass federal or international regulatory inspections in a cost-effective manner. For the same reason, any potential third-party manufacturer of our products or our product candidates may be unable to comply with cGMP regulations in a cost-effective manner and may be unable to initially or continue to pass a federal or international regulatory inspection.

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

A failure to comply with these requirements may result in regulatory enforcement actions against our manufacturers or us, including fines and civil and criminal penalties, which could result in imprisonment, suspension or restrictions of production, suspension, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues with the biologic, refusal to permit the import or export of the products, product seizure, detention, or recall, operating restrictions, suits under the civil False Claims Act, or FCA, corporate integrity agreements, consent decrees, or withdrawal of product approval. For example, our IMC-C103C program was temporarily placed on partial clinical hold in 2020 due to insufficient specifications on a drug release assay in the corresponding IND.

If we, or third-party manufacturers with whom we contract, are unable to comply with manufacturing regulations, we may be subject to delay of approval of our product candidates, warning or untitled letters, fines, unanticipated compliance expenses, recall or seizure of our products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our business, financial condition, results of operations and growth prospects

If we are unable to successfully develop and maintain manufacturing processes for KIMMTRAK or our product candidates, or unable to produce sufficient quantities at acceptable costs, we may be unable to support a clinical trial or be forced to terminate a program, or if we are unable to produce sufficient quantities of our products at acceptable costs, we may be unable to meet commercial demand, lose potential revenue, have reduced margins or be forced to terminate a program.

Due to the complexity of manufacturing KIMMTRAK and our product candidates, we may not be able to manufacture sufficient quantities. Our inability to produce enough of our product candidate at acceptable costs may result in the delay or termination of development programs. With respect to our commercial portfolio, we may not be able to manufacture KIMMTRAK successfully with a commercially viable process or at a scale large enough to support their respective commercial markets or at acceptable margins.
The development of commercially viable manufacturing processes typically is very difficult to achieve and is often very expensive and may require extended periods of time. Changes in manufacturing processes (including manufacturing cell lines), equipment or facilities (including moving manufacturing from one of our facilities to another one of our facilities or a third-party facility, or from a third-party facility to one of our facilities) may require us to complete clinical trials to receive regulatory approval of any manufacturing modifications.

Even a developed manufacturing process can encounter difficulties. Problems may arise during manufacturing for a variety of reasons, including human error, mechanical breakdowns, problems with raw materials and cell banks, malfunctions of internal information technology systems, and other events that cannot always be prevented or anticipated. Many of the processes include biological systems, which add significant complexity, as compared to chemical synthesis. We expect that, from time to time, consistent with biotechnology industry expectations, certain production lots will fail to produce product that meets our quality control release acceptance criteria. To date, our historical failure rates for KIMMTRAK have been within our expectations, which are based on industry norms. If the failure rate increased substantially, we could experience increased costs, lost revenue, damage to customer relations, time and expense investigating the cause and, depending upon the cause, similar losses with respect to other lots or products. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred.

In order to produce product within our time and cost parameters, we must continue to produce product within our expected success rate and yield expectations. Because of the complexity of our manufacturing processes, it may be difficult or impossible for us to determine the cause of any particular lot failure and we must effectively take corrective action in response to any failure in a timely manner.

We currently rely on third parties for portions of the manufacture of each of our commercial products. If those manufacturers are unwilling or unable to fulfill their contractual obligations or satisfy demand outside of or in excess of the contractual obligations, we may be unable to meet demand for these products or sell these products at all and we may lose potential revenue. Further, the availability of suitable contract manufacturing capacity at scheduled or optimum times is not certain.

In addition, our manufacturing processes subject us to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of hazardous materials and wastes resulting from their use. We incur significant costs in complying with these laws and regulations.

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

We face competition from segments of the pharmaceutical, biotechnology and other related markets that pursue the development of therapeutics to address unmet needs in cancer including: Adaptimmune Therapeutics plc, or Adaptimmune, Immatics Biotechnologies GmbH, or Immatics (alone and in collaboration with Bristol Myers Squibb), Adaptive Biotechnologies Corporation, or Adaptive, pure MHC, LLC, BioNTech SE, Genentech, Matterhorn, Anocca, Enara Bio and Regeneron, who are also seeking to identify peptide HLA targets and develop product candidates; Adaptimmune, T-Knife GmbH, Adaptive, 3T Biosciences, Inc., MediGene, Regeneron Pharmaceuticals, Inc., or Regeneron, Gilead Sciences, Inc., bluebird Bio, Inc., or bluebird bio, Takara Bio Inc., Bristol-Myers Squibb Company, GSK, Kite Pharma, Lion TCR, TCR Cure, Corregene Biotechnology Co. LTD, and Tscan who are developing TCR-based cell therapies; Immatics, Regeneron, F. Hoffmann-La Roche Ltd, Amgen, Inc., Genmab, Inc., Molecular Partners, 3T Biosciences, Inc., and CDR-Life Inc. are developing CD3-based TCR bispecific compounds or TCR mimetic antibodies.

We are aware of various companies and academic institutions that are developing TCR transduced cell therapies against a range of pHLA targets, some of which may overlap with product candidates in our pipeline such as PRAME. Specifically in regards to PRAME, we are aware that Immatics and Medigene are both conducting Phase 1 clinical trials of PRAME-directed cellular therapies and Immatics also have communicated plans for Phase 1 development of a PRAME TCRxCD3 approach.

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

Continued coverage and adequate reimbursement may not be available for KIMMTRAK, or our other current or any future product candidates, which could make it difficult for us to sell profitably, if approved.

Continued market acceptance and sales of KIMMTRAK or any product candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and private health insurers. While we have established third-party payor coverage for KIMMTRAK in the United States, this coverage may change at any time and we may not be able to maintain it in the future or obtain or maintain similar coverage in additional territories or for additional indications. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors in the United States often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that we develop will be made on a payor-by-payor basis. One payor’s determination to provide coverage for a drug does not assure that other payors will also provide coverage for the drug. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. We may incur significant costs to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates, in addition to the costs required to obtain FDA approvals. Our product candidates may not be considered medically necessary or cost-effective.

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

We have relatively limited capabilities for drug development and have limited experience of carrying out sales, marketing and distribution activities for KIMMTRAK. We have entered into collaborations with other companies that we believe can provide similar capabilities, including for example with Genentech and Sanofi. Our collaborations have previously provided us with important funding for our development programs and technology platforms, and we could receive additional funding under our collaborations in the future. Our existing therapeutic collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

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

Additionally, subject to its contractual obligations to us, if one of our collaborators is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators.

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

We rely and expect to continue to rely on CROs, medical institutions, clinical investigators, contract laboratories and other third parties to conduct or otherwise support clinical trials for our product candidates, including our Phase 2/3 advanced melanoma tebentafusp trial, our Phase 1/2 clinical trial of IMC-F106C, and our Phase 1 clinical trial of IMC-I109V. We may also rely on academic and private non-academic institutions to conduct and sponsor clinical trials relating to our product candidates. We will not control the design or conduct of the investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored trials as providing adequate support for future clinical trials, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.

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

Although we designed our Phase 2/3 advanced melanoma trial for tebentafusp, our Phase 1/2 clinical trial of IMC-F106C, and our Phase 1 clinical trials of IMC-I109V and IMC-M113V, and intend to design the future clinical trials for our product candidates, we expect that CROs will conduct all of our clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, are outside of our direct control. Our reliance on third parties to conduct future clinical trials also results in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

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

We contract with third parties for the manufacture of our product candidates for pre-clinical development, clinical testing, and commercial supply. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently own or operate, nor do we currently have any plans to establish, any manufacturing facilities or personnel. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for pre-clinical development and clinical testing, and the commercial manufacture of our products. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

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

The active pharmaceutical ingredients, or API, used in our product candidates are supplied to us from single-source suppliers. Our ability to successfully develop our product candidates, and to ultimately supply our commercial products in quantities sufficient to meet the market demand, depends in part on our ability to obtain the API for these products in accordance with regulatory requirements and in sufficient quantities for clinical testing and commercialization. We do not currently have arrangements in place for a redundant or second-source supply of any such API in the event any of our current suppliers of such API cease their operations for any reason. We are also unable to predict how changing global and macroeconomic conditions such as public health crises (including the COVID-19 pandemic), the war in Ukraine, global geopolitical tension and rising inflation will affect our third-party suppliers and manufacturers. Any negative impact of such matters on our third-party suppliers and manufacturers may also have an adverse impact on our results of operations or financial condition.

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

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. The degree of patent protection we require to successfully commercialize our product candidates may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our current or future pending patent applications will issue or will mature into issued patents that include claims with a scope sufficient to protect tebentafusp, IMC-F106C, IMC-I109V, IMC-M113V, IMC-P115C, IMC-T119C, IMC-R117C, or any other current or future product candidates or technologies, in whole or in part, or effectively prevent others from commercializing competing product candidates and technologies. While we own issued patents relating to tebentafusp and pending patent applications relating to our other product candidates, including  IMC-F106C, IMC-I109V, IMC-M113V, IMC-P115C, IMC-T119C and IMC-R117C, we do not own or in-license any issued patents relating to such other product candidates, and we can provide no assurance that any of our current or future patent applications will result in issued patents or that any issued patents will provide us with any competitive advantage. In addition, the laws of foreign jurisdictions may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States and countries of the European Union, the natural expiration of a patent is generally twenty years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar or identical to our product candidates, including generic versions of such products.

Furthermore, certain of our patents and technology were funded in part by investments from non-profit third parties, including the Bill & Melinda Gates Foundation, or the Gates Foundation. We are required to fulfill certain contractual obligations with respect to products created using such grant funding, including making certain products available at an affordable price in a list of clearly defined low and lower-middle income countries. For more information, see “Item 4B. Business overview—Our Collaborations and License Agreements—Gates Collaboration.”

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

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about approved prescription drug products. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA. If we are found to have promoted such off-label uses, we may become subject to significant liability. Physicians, on the other hand, may prescribe products for off-label uses. Although the FDA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, they do restrict promotional communications from companies or their sales force with respect to off-label uses of products for which marketing clearance has not been issued. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of regulated products for off-label uses and has enjoined several companies from engaging in off-label promotion. The FDA and other regulatory agencies have also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

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

In particular, as a company established in the United Kingdom, our processing of personal data is subject to the United Kingdom’s implementation of the European Union’s General Data Protection Regulation (“UK GDPR”); it is also, or may also become, in certain circumstances subject to the European Union’s own General Data Protection Regulation (“EU GDPR”). Each of these regulations requires stringent standards of data privacy and security concerning personal data and potentially significant sanctions. For example, companies may face: temporary or definitive bans on processing of personal data and other corrective actions; fines of up to 17.5 million pounds sterling under the UK GDPR / 20 million Euros under the EU GDPR, or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In addition, we may be unable to transfer personal data that is processed subject to the UK GDPR and/or EU GDPR, or certain other data privacy and security regimes, to the United States or other countries due to limitations on cross-border data flows and/or actual or de facto data localization requirements. In particular, the UK GDPR and EU GDPR significantly restrict the transfer of personal data to the United States and other countries whose privacy laws are considered ‘inadequate’ for the purposes of either or both of those regulations, as they may apply. Other jurisdictions relevant to our operations may similarly implement, or adopt stringent interpretations of, their own data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data to the United States in compliance with the UK GDPR and EU GDPR, such as the United Kingdom’s ‘International Data Transfer Agreement’ and the European Commission’s ‘Standard Contractual Clauses’, all these mechanisms are subject to legal challenges, and there is no assurance that we can always satisfy or rely on these measures to lawfully effect cross-border transfers of personal data where required. If there is no lawful manner for us to effect cross-border transfers of personal data in compliance with the UK GDPR, EU GDPR and/or other applicable data privacy and security obligations, as applicable, or if the requirements for a compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate certain parts of our operations, increased exposure to regulatory actions, substantial fines and penalties, the inability to work with certain collaborators, partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business.  Some regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data to recipients outside the European Economic Area (“EEA”) for allegedly violating the EU GDPR’s cross-border data transfer limitations. Additionally, companies that transfer personal data to recipients outside of the EEA and/or UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants and activist groups. Similarly, following ‘Brexit’, we can rely upon the European Commission’s adequacy decision in favor of the UK under the EU GDPR, which allows most transfers of personal data from the EEA to the United Kingdom to continue without cross-border transfer-specific restrictions until June 27, 2025. If that adequacy decision is withdrawn or not renewed, transfers of personal data from the EEA to the United Kingdom will require a valid ‘transfer mechanism’, which could significantly impact our ability to receive personal data from third parties (including partners, collaborators, principal investigators and trial sites) who are subject to the EU GDPR.

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

We are also subject to other laws and regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union governing our international operations, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. Exports of our products and product candidates must be made in compliance with these laws and regulations.  In addition, these laws may restrict or prohibit altogether the provision or supply of certain of our products and product candidates to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions, unless there are license exceptions that apply or specific licenses are obtained.

As disclosed elsewhere in this Annual Report, we conducted an internal investigation in the summer and fall of 2020 as a result of receiving a whistleblower complaint alleging employee misconduct and other improper activities related to a kickback scheme involving an employee and two third-party vendors between 2018 and 2020. Our audit committee led the investigation utilizing outside counsel, during which the named employee resigned. After the investigation, we terminated the one remaining open contract with the third-party vendors and issued proceedings in October 2020 against the involved parties. The amount in question was estimated to be in the range of £1.1 million to £1.8 million, and we recovered our estimated losses of £1.8 million from the employee and third-party vendors in December 2020. In the course of auditing our 2019 financial statements for our initial public offering, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting relating to our procurement processes and application of delegation of authority approval limits due to insufficient risk assessment procedures. Since then, we enhanced our overall control environment, including adding finance and accounting personnel to drive and implement required additional processes and procurement controls, implementing improvements in software relating to approvals of purchase orders and contracts, adding additional layers of review of contracts and journal entries and delegation of contract authority limits. We also further developed and documented our accounting policies and financial reporting procedures, including ongoing executive management review and audit committee oversight. We remediated the material weakness as of December 31, 2020. While we have policies and procedures to address compliance with anti-corruption laws and Trade Control laws, we cannot assure you that these measures will be completely effective in ensuring our compliance in the future with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements and Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by United Kingdom, United States or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

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

We may seek a breakthrough therapy designation for some of our product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval.

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

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear what effect any such challenges or the healthcare reform measures of the Biden administration will have on the status of the ACA. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect until 2031, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. The American Taxpayer Relief Act of 2012 among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. Further, the IRA, among other things: (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but it is likely to have a significant impact on the pharmaceutical industry. In addition, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for KIMMTRAK and our product candidates, if approved, or put pressure on our product pricing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our current or future product candidates or additional pricing pressures. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic or future epidemics or pandemics.

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

Our relationships with customers and third-party payors are subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to significant penalties, including criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product candidates for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•
 the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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

•
 the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•
 the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the ACA, require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to CMS information related to transfers of value made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests of such physicians and their immediate family members;

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

Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, including anticipated activities to be conducted by our sales team, were to be found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

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

We have incurred and may continue to incur increased costs in offering and maintaining competitive salaries to attract the personnel required to execute our strategy, and these costs could be significantly further impacted by the effects of rising global inflation.

We expect to continue to expand our development, commercial and regulatory capabilities and have recently developed sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of December 31, 2022, we had 408 full-time employees. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly as we continue to function and grow as a public company and in the areas of product development, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

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

For example, in the summer and fall of 2020, we conducted an internal investigation as a result of receiving a whistleblower complaint alleging employee misconduct and other improper activities related to a kickback scheme involving an employee and two third-party vendors between 2018 and 2020. Our audit committee led the investigation utilizing outside counsel, during which the named employee resigned. After the investigation, we terminated the one remaining open contract with the third-party vendors and issued proceedings in October 2020 against the involved parties. We recovered our estimated losses of £1.8 million from the employee and third-party vendors in December 2020. In the course of auditing our 2019 financial statements for our initial public offering, we identified a material weakness in our internal control over financial reporting, relating to our procurement processes and application of delegation of authority approval limits due to insufficient risk assessment procedures. Since then, we enhanced our overall control environment, including adding finance and accounting personnel to drive and implement required additional processes and procurement controls, implementing improvements in software relating to approvals of purchase orders and contracts, adding additional layers of review of contracts and journal entries and delegation of contract authority limits. We also further developed and documented our accounting policies and financial reporting procedures, including ongoing executive management review and audit committee oversight. We remediated the material weakness as of December 31, 2020.

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

Our indebtedness may adversely affect our business, including by limiting our flexibility to operate our business and adversely affecting our financial health and competitive position.

On November 8, 2022, we entered into a loan agreement with investment funds managed by Pharmakon Advisors, LP (“Pharmakon”), or the Loan Agreement (“Pharmakon Loan Agreement”), that is secured by a lien covering substantially all of our assets, including intellectual property, providing for term loans to the Group in an aggregate principal amount of up to $100 million to be funded in two tranches. The first tranche, in the amount of $50 million, bears interest at a fixed rate of 9.75% and will mature on November 8, 2028. We used the proceeds from the first tranche, together with cash on hand, to repay in full our existing $50 million loan from Oxford Finance LLC, which was terminated upon such repayment. As of December 31, 2022, the outstanding principal balance under the Loan Agreement was $50.0 million. An additional $50.0 million is available to us at our option, subject to certain conditions precedent. The Loan Agreement contains customary covenants and events of default applicable to us.

In addition, the Loan Agreement contains, and any agreements evidencing or governing other future indebtedness may contain, certain covenants that limit our ability to engage in certain transactions that may be in our long-term best interests. Subject to certain limited exceptions, these covenants limit our ability to, among other things:

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

While we have not previously breached and are not currently in breach of these or any of the other covenants contained in our credit agreement, there can be no assurance that we will not breach these covenants in the future. Our ability to comply with these covenants may be affected by events and factors beyond our control. In the event that we breach one or more covenants, our lender may choose to declare an event of default and require that we immediately repay all amounts outstanding, terminate any commitment to extend further credit and foreclose on the collateral granted to it that secure such indebtedness. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Business disruptions could seriously harm our future revenue and financial condition and increase costs and expenses.

Our operations and those of our third-party suppliers and collaborators could be subject to earthquakes, fire, explosion, power shortages, telecommunications failures, water shortages, floods, hurricanes or other extreme weather conditions, medical epidemics or pandemics, armed conflicts and geopolitical tension, acts of terrorism, labor disputes or other business interruptions, or other natural or man-made accidents or incidents. Any of the foregoing may result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, and may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event.

Although we have limited business interruption insurance policies in place, any interruption could come with high costs for us, as salaries and loan payments would usually continue. Moreover, any interruption could seriously harm our ability to timely proceed with any clinical programs or to supply product candidates for use in our clinical programs or during commercialization. For example, the ongoing COVID-19 pandemic has, at times, caused an interruption in our clinical trial activities. Specifically, we had to reduce our business activities including those in the laboratory according to governmental orders in the United States as well as in the United Kingdom. Additionally, supply chains disruptions may continue to impact our research activities. Moreover, due to the Russia and Ukraine conflict, the United States, United Kingdom, European Union, and other nations announced various sanctions against Russia and Belarus. The war in Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, the European Union, and other countries have created global security concerns and geopolitical tension that could have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialise our products (subject to regulatory approval) in this region and have wider implications globally that could impact our business outside of this region. For example, ongoing military conflict will likely impact our ability to conduct clinical trials in Ukraine, Russia and potentially in other Eastern European countries, and may prevent us from continuing follow-up for patients previously enrolled or enrolling patients in future trials at sites in these countries, and may also prevent us from commercialising our products (subject to regulatory approval) in this region. This could negatively impact the anticipated timing and completion of future clinical trials and/or analyses of future clinical results, and negatively impact our plans to commercialise our product (subject to regulatory approval) in this region, which could harm our business.

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

Moreover, due to the Russia-Ukraine conflict, the United States, United Kingdom, European Union, and other nations announced various sanctions against Russia and Belarus.   The military conflict and the retaliatory measures that have been taken, or could be taken in the future, by the United States, United Kingdom, European Union, and other countries have created global security concerns and global geopolitical tension that could result have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in this region and have wider implications globally that could impact our business outside of this region.

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

The Retained EU Law (Revocation and Reform) Bill 2022, which is currently progressing through the United Kingdom Parliament seeks to allow the Government of the United Kingdom to repeal or replace certain European Union Law that was incorporated into the law of the United Kingdom, effective as of the end of the Transition Period. Repealing or replacing such European Union Law would be likely cause further uncertainty.

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

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, may adversely affect us. Although the majority of our employees, offices and research facilities are based in the United Kingdom, we source some of our research and development, manufacturing, consulting and other services from the United States and the European Union. Further, significant current and future revenue is and may continue to be derived from abroad, including the United States, European Union and further territories. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the euro, and other currencies, which may impact our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

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

We completed our initial public offering in February 2021. From February 4, 2021 to January 31, 2023, the closing price of our ADSs ranged from a high of $65.08 to a low of $18.94 per ADS. The trading price of our ADSs has and is likely to continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, these factors include but not limited to:

•	our failure to successfully execute our commercialization strategy with respect to KIMMTRAK;

•	actions or announcements by third-party or government payers with respect to coverage and reimbursement of KIMMTRAK;

•	adverse regulatory decisions, or our ability to obtain regulatory approval of, tebentafusp in other jurisdictions, or any of our other product candidates;

•	adverse results or delays in pre-clinical studies or clinical trials;

•	reports of adverse events in products similar or perceived to be similar to those we are developing or clinical trials of such products;

•	an inability to obtain additional funding on favorable terms or at all, including as a result of recently worsening macroeconomic conditions;

•	failure by us to successfully develop and commercialize our product candidates;

•	failure by us to maintain our existing strategic collaborations or enter into new collaborations;

•	failure by us to identify additional product candidates for our pipeline;

•	failure by us or our licensors and strategic partners to prosecute, maintain, protect or enforce our intellectual property and proprietary rights;

•	disputes or other developments relating to intellectual and other proprietary rights, including litigation

•	matters and our ability to obtain patent and other intellectual property protection for our technologies;

•	changes in laws or regulations applicable to future products;

•	an inability to obtain adequate product supply for our product candidates or the inability to do so at acceptable prices;

•	the introduction of new products, services or technologies by our competitors;

•	failure by us to meet or exceed financial projections we may provide to the public;

•	failure by us to meet or exceed the financial projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	changes in the structure of healthcare payment systems;

•	inability to obtain adequate commercial supply for any approved product or inability to do so at acceptable prices;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us, our strategic partner or our competitors;

•	inability to comply with our debt covenants and to make payments as they become due;

•	additions or departures of key scientific or management personnel;

•	significant lawsuits, including patent or shareholder litigation;

•	changes in the market valuations of similar companies;

•
general economic, industry, political and market conditions, including, but not limited to, the war in Ukraine, ongoing impacts of COVID-19, global geopolitical tension, rising inflation and interest rates, supply chain disruptions, and volatility in the capital markets;

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

Broad market and industry factors, including impacts thereon of the war in Ukraine, COVID-19, and global geopolitical tension, as well as rising inflation and interest rates, supply chain disruptions, and volatility in the capital markets, may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly. For example, negative publicity regarding drug pricing and price increases by pharmaceutical companies has negatively impacted, and may continue to negatively impact, the markets for biotechnology and pharmaceutical stocks. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

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

As of December 31, 2022, our executive officers, directors and current beneficial owners of five percent or more of our ordinary shares and their respective affiliates beneficially owned, in the aggregate, approximately 40% of our outstanding ordinary shares (including ordinary shares in the form of ADSs). The voting power of this group may increase to the extent any shareholders holding non-voting ordinary shares convert their non-voting ordinary shares into ordinary shares.

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

We have registered approximately 9.3 million of our ordinary shares for resale by certain holders of our ordinary shares pursuant to registration rights agreements with such holders. Additionally, as of December 31, 2022, the holders of an aggregate of approximately 5.2 million of our ordinary shares, or their transferees, have rights, subject to conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders, as well as to cooperate in certain public offerings of such ordinary shares. Upon registration, these shares are, or will be, as applicable, available to be freely sold in the public market subject, in the case of our affiliates, to the restrictions of Rule 144 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.

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

We have incurred significant costs as a public company, and operating as a public company also places significant demands upon our management.

As a public company listed in the United States, we have and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on publicly traded companies of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

We previously identified a material weakness in our internal control over financial reporting, which has since been remediated. We may discover additional material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce timely and accurate financial statements or prevent fraud. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs

Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, requires that beginning with this Annual Report, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. As a large accelerated filer, under Section 404(b) of the Sarbanes-Oxley Act our independent registered public accounting firm is required to issue an annual report that addresses the effectiveness of our internal control over financial reporting.

In the course of auditing our 2019 financial statements for our initial public offering, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting.

In the summer and fall of 2020, we conducted an internal investigation as a result of receiving a whistleblower complaint alleging employee misconduct and other improper activities related to a kickback scheme involving an employee and two third-party vendors between 2018 and 2020. Our audit committee led the investigation utilizing outside counsel, during which the named employee resigned. After the investigation, we terminated the one remaining open contract with the third-party vendors and issued proceedings in October 2020 against the involved parties. We recovered our estimated losses of £1.8 million from the employee and the third-party vendors in December 2020. In the course of auditing our 2019 financial statements for our initial public offering, we and our independent registered public accounting firm identified a material weakness relating to our procurement processes and application of delegation of authority approval limits due to insufficient risk assessment procedures. We determined that our internal controls did not operate effectively to prevent or timely detect unauthorized contracts and purchase orders. This resulted in the inability to prevent and timely detect these fraudulent activities. We remediated the material weakness as of December 31, 2020.

While we remediated our prior material weakness, we may identify additional material weaknesses or otherwise fail to maintain proper and effective internal controls. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs.

If we are a controlled foreign corporation, there could be adverse U.S. federal income tax consequences to certain U.S. holders.

If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares or ADSs, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group includes U.S. subsidiaries, our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Internal Revenue Code of 1986, as amended, or the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs. Based on our analysis, we believe that we did not meet the definition of a controlled foreign corporation under Section 957(a) of the Code in 2022.

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

Based on our analysis of our activities and the composition of our income and assets, we believe that we were not a PFIC for our taxable year ending December 31, 2022. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year. In addition, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Accordingly, if our market capitalization declines while we hold a substantial amount of cash and cash-equivalents for any taxable year we may be a PFIC for that taxable year. Under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. We have only recently begun to generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive financing income. Therefore, we cannot express an expectation regarding our PFIC status for the current or any future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

As a U.K. incorporated and tax resident entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception and therefore have not paid any U.K. corporation tax. As of December 31, 2022, we had cumulative carryforward tax losses of £241 million. Subject to any relevant utilization criteria and restrictions (including the Corporate Income Loss Restriction and the Corporate Capital Loss Restriction that, broadly, restrict the amount of carried forward losses that can be utilized to 50% of group profits or gains arising above £5.0 million per tax year), we expect these to be eligible for carry forward and utilization against future operating profits.

As a company that carries out extensive research and development activities, or R&D, we seek to benefit from the U.K. research and development tax relief programs, being the Small and Medium-sized Enterprises R&D tax relief program, or SME Program, and, for certain specific categories of expenditure, the Research and Development Expenditure Credit program, or RDEC Program. The tax reliefs we have obtained under these programs have generated a meaningful proportion of our cash flow, amounting to £40.3 million and £12.4 million in the accounting periods ending December 31, 2020 and December 31, 2021, respectively. We further received £9.9 million in January 2023, relating to R&D activities in the year ended December 31, 2021. We anticipate receiving tax credits relating to the year ended December 31, 2022 later in 2023.

While the SME Program has been particularly beneficial to us, as under such program the trading losses that arise from our qualifying R&D activities can be surrendered for a cash rebate of up to 33.35% of qualifying expenditure, amendments to the U.K. R&D tax credit regime have recently been enacted, or proposed. These amendments (amongst other things) (i) will reduce the cash rebate that may be claimed under the SME Program to 18.6% of qualifying expenditure, and (ii) may (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes. These amendments are expected to take effect from April 2023. In addition, the U.K. Government has recently launched a consultation on its proposal to merge the SME Program and the RDEC Program into a single scheme with effect from April 2024; if such proposal is implemented, it may be the case that we are no longer able to make claims in respect of sub-contracted R&D activities, and that different (and potentially lower) caps are imposed on the amount of tax relief that we can claim. These and other potential future changes to the U.K. R&D tax relief programs may mean we no longer qualify. or have a material impact on the extent to which we can make claims.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective rate of 10% by giving an additional tax deduction. We are the exclusive licensee or owner of several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be eligible for this deduction. When taken in combination with the enhanced relief available on our R&D expenditures, we expect a long-term rate of corporation tax lower than the statutory to apply to us. If, however, there are unexpected adverse changes to the U.K. R&D tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.

Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate, and the tax treatment of our ADSs and ordinary shares, could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration or being implemented at national (including the Inflation Reduction Act in the United States) or international level (such as those related to the Organisation for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project (including “BEPS 2.0”), the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or stamp duty reserve tax treatment of our ADSs or ordinary shares.

A bill is currently proceeding through the UK parliament (the Retained EU Law (Revocation and Reform) Bill) which provides for the revocation of EU laws and rights which, notwithstanding Brexit, currently remain effective in the UK, except where the UK Government and/or parliament take active steps to preserve the EU law position within UK law.  Certain aspects of the stamp duty and stamp duty reserve tax treatment of our ordinary shares and ADSs are based on EU law which could be affected by this Bill.  Accordingly, if this Bill is enacted, and steps are not taken by the UK Government and/or parliament to preserve the current position, this could, in particular, result in a charge to stamp duty reserve tax on the issuance of new ADSs, at the rate of 1.5% of the issue price, potentially with effect from December 31, 2023, which would represent an additional cost if we seek to raise further capital in this way.

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

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs, or HMRC, the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

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

Immunocore Holdings plc was incorporated on January 7, 2021. On February 9, 2021, we completed our IPO, and we have been a publicly listed company for over two years.

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

Our agent for service of process in the United States is Immunocore, LLC, Six Tower Bridge, Suite 200, 181 Washington Street, Conshohocken, Pennsylvania 19428.

Our actual capital expenditures for the years ended December 31, 2022, 2021 and 2020 amounted to £1.8 million, £1.0 million and £3.1 million, respectively. These capital expenditures primarily consisted of property, plant and equipment, leasehold improvements, lab equipment and computer equipment and software in the United Kingdom.

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

We are a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune. Leveraging our proprietary, flexible, off-the-shelf ImmTAX platform, we are developing a deep pipeline in multiple therapeutic areas, including four clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune conditions and multiple earlier pre-clinical programs.

In January and April 2022, we received approval from the U.S. Food and Drug Administration, or FDA, and European Commission, or EC, respectively, for our lead product candidate, KIMMTRAK, for the treatment of unresectable or metastatic uveal melanoma, or mUM. We then received approval in June 2022 from the UK’s Medicines and Healthcare products Regulatory Agency, or MHRA, the Australian Therapeutic Goods Administration, or TGA, and Health Canada. KIMMTRAK is now approved in over 30 countries and we have commercially launched in the United States, Germany and France, among other territories, with further commercial launches underway in additional territories where we have received approval. The Company plans to launch KIMMTRAK in additional countries, if approved in those countries, in 2023-2024.

KIMMTRAK is the lead product from our ImmTAX platform and is the first approved new therapy in uveal melanoma in four decades. To date, we have dosed over 1,000 cancer patients with KIMMTRAK, tebentafusp, and our other ImmTAX product candidates, which we believe is the largest clinical data set of any T cell engager bispecific in a solid tumor and any TCR therapeutic. Our clinical programs are being conducted with patients with a broad range of cancers including melanoma, lung, gastric and ovarian, among others. We believe that these other ImmTAX product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need.

KIMMTRAK is manufactured at facilities located in Denmark and Germany. We are supporting the appropriate use of KIMMTRAK in the United States and Europe through a well-equipped and fit-for-purpose trained commercial team that includes medical, sales, and value access team members. We utilize a hybrid model that includes in-house and contracted resources in the United States and Europe. To support our commercial efforts, we have entered into an exclusive multi-regional agreement with Medison to help seek regulatory authorization and commercialize Immunocore’s KIMMTRAK in Canada, Australia, New Zealand, Israel, Central and Eastern Europe, South and Central America, and the Caribbean.

Our clinical programs are being conducted with patients with a broad range of cancers including melanoma, lung, gastric and ovarian, among others. We are progressing two clinical stage programs within our ImmTAC (Immune mobilizing monoclonal TCRs Against Cancer) platform, including KIMMTRAK, and an additional three ImmTAC molecules approaching targeted IND submission in the next eighteen months. We believe our other ImmTAC product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need, and we are studying the application of our ImmTAX platform to infectious diseases and autoimmune conditions.

Unlike antibody targeted immunotherapies that have a relatively small target pool, our approach relies on the power of T cell receptors, or TCRs, which are naturally occurring receptors found on the surface of T cells that have the ability to target nearly all of the human proteome. Natural TCRs give T cells the ability to scan for abnormalities in nearly any cell in the body that are presented as protein fragments, or antigens, by human leukocyte antigen, or HLA, on the cell surface. Our ImmTAX platform builds upon these natural TCRs to engineer soluble targeted and high-affinity TCRs. By engineering these TCRs through our ImmTAX platform, we are developing off-the-shelf, bispecific therapeutics, which are able to precisely target a wide range of proteins uniquely expressed by unhealthy and abnormal cells that cannot be targeted by current antibody-based immunotherapies.

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

Our Pipeline

We are currently leveraging our ImmTAX platform within three therapeutic areas: cancer, infectious diseases, and autoimmune conditions. We have named each of these platforms according to their therapeutic area to distinguish the type of target recognized by the TCR targeting system and the selected effector function. Our current pipeline includes four clinical stage assets as well as three ImmTAC molecules approaching targeted IND submission in the next eighteen months, and numerous pre-clinical programs. While our most advanced clinical programs are focused on developing treatments for oncology, we believe our ImmTAX platform is versatile, and will also allow us to develop therapeutics with significant advantages in the treatment of infectious diseases and autoimmune conditions. Our current pipeline is represented in the diagram below.

Delivering leading bispecific TCR pipeline

Multiple candidates in oncology and infectious diseases

	Candidate	Target (HLA type)	Indication	IND-enabling	Phase 1	Phase 2	Phase 3	Approved
ONCOLOGY	KIMMTRAK Tebentafusp	gp100 (A02)	Uveal melanoma					
			Advanced melanoma					
	IMC-F106C	PRAME (A02)	Multiple solid tumors	Monotherapy dose exploration				
			Multiple solid tumors	Combinations w/ standards of care				
			2L+ cutaneous melanoma					
			PRR Ovarian*					
			Advanced endometrial					
			2L+ NSCLC					
	IMC-P115C ★	PRAME-HLE (A02)	Multiple solid tumors					
	IMC-T119C ★	PRAME (A24)	Multiple solid tumors					
	IMC-R117C ★	PIWIL1 (A02)	Colorectal, gastric, pancreatic					
INFECTIOUS DISEASES	IMC-M113V[1]	Gag (A02)	Human Immunodeficiency Virus (HIV)					
	IMC-I109V	Envelope (A02)	Hepatitis B Virus (HBV)					

★ New ImmTAC candidate

1. Developed under a co-development/co-promotion collaboration with Genentech; 2. Program is wholly owned, development costs being provided by the Bill & Melinda Gates Foundation (BMGF), Immunocore retains all development and commercialization rights in the developed world. * Platinum refractory or resistant serous ovarian carcinoma

IMMUNOCORE | 1

Our ImmTAC Platform (Oncology)

Within our ImmTAC (Immune mobilizing monoclonal TCRs Against Cancer) platform, we have two clinical stage programs, three ImmTAC molecules approaching targeted IND submission in the next eighteen months, and additional pre-clinical programs, focusing on the treatment of solid tumors with high unmet medical needs. Our ImmTAC product candidates are bispecific, soluble TCR molecules featuring an antigen-specific targeting module based on our high-affinity, highly specific TCR system and our proprietary cluster of differentiation 3 effector module for T cell recruitment, engagement and activation.

Our ImmTAC programs include:

•
 KIMMTRAK (tebentafusp-tebn), our ImmTAC molecule targeting an HLA-A*02:01 gp100 antigen, is our first approved product. The FDA and the EC have approved KIMMTRAK (tebentafusp-tebn and tebentafusp, respectively) for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. The UK’s MHRA, Health Canada, and the Australian Government Department of Health’s TGA have each approved KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with mUM. KIMMTRAK is now approved in over 30 countries and we have commercially launched in the United States, Germany and France, among other territories, with further commercial launches underway in additional territories where we have received approval.

•
Tebentafusp is also being developed for the treatment of advanced melanoma. In June 2022, we presented updated clinical data from our Phase 1b clinical trial of tebentafusp in metastatic cutaneous melanoma (mCM) in an oral presentation at the 2022 ASCO Annual Meeting. In mCM patients who progressed on prior anti-PD(L)1, tebentafusp with durvalumab continues to demonstrate promising overall survival (OS) (1-yr ~75%) compared to recent benchmarks (1-yr ~55%).  We are currently screening patients in a randomized Phase 2/3 clinical trial of tebentafusp monotherapy or with an anti-PD(L)1 therapy. This trial will enroll patients with advanced melanoma, excluding only uveal melanoma, that have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a tyrosine kinase inhibitor (TKI).

•
IMC-F106C, our ImmTAC molecule targeting an optimal HLA-A*02 PRAME antigen is currently being evaluated in a first-in-human, Phase 1/2 dose escalation clinical trial in patients with multiple solid tumor cancers. The initial Phase 1 data from the dose escalation study of IMC-F106C, the first PRAME x CD3 ImmTAC bispecific protein, was presented at the 2022 European Society for Medical Oncology (ESMO) Congress.  Durable RECIST responses and reduction in circulating tumor DNA (ctNDA) were observed across multiple solid tumors. The Company’s planned global expansion of the clinical trial footprint for PRAME-A02 studies is underway, with additional patients now being recruited into the Phase 1/2 monotherapy (cutaneous melanoma, ovarian, non-small cell lung cancer, and endometrial) and combination expansion arms in order to understand the breadth of clinical activity across multiple tumor types. The Company expects to report data from the monotherapy and combination arms by the first half of 2024.

•
IMC-T119C, our ImmTAC molecule targeting an optimal HLA-A*24 PRAME antigen was announced as part of our pipeline in January 2023 with planned IND submission in 2024. In order to expand the potential of TCR therapy targeting PRAME, the Company is developing IMC-T119C, a first-in-class ImmTAC product candidate targeting a PRAME peptide presented by HLA-A24. HLA-24 is an HLA-type that is estimated to be present in 60% of people in Japan and 15-20% in Western populations.

•
IMC-P115C, our half-life extended ImmTAC molecule targeting an optimal HLA-A*02 PRAME antigen was announced as part of our pipeline in January 2023 with planned IND submission in 2024. This ImmTAC candidate was designed with the aim of improving patient convenience. IMC-P115C targets the same PRAME-A02 peptide and uses the same CD3 end and TCR specificity as IMC-F106C.

•
IMC-R117C, our ImmTAC molecule targeting an optimal HLA-A*02 PIWIL1 antigen was announced as part of our pipeline in January 2023 with planned IND submission in the fourth quarter of 2023. PIWIL1 is believed to play a role in tumor progression and is expressed across a range of tumors including colorectal, which is historically insensitive to immune checkpoints, as well as gastro-esophageal, and pancreatic cancer. PIWIL1 is also reported to be a negative prognostic marker. The Company believes IMC-R117C is the first PIWIL1 targeted immunotherapy.

As we have elected in February 2023 to withdraw from co-funding with Genentech the MAGE-A4 HLA-A02 program, IMC-C103C, Genentech shall acquire an exclusive worldwide license to the MAGE-A4 HLA-A02 soluble TCR bispecific therapeutic candidate compounds and shall be fully responsible for all further development and commercialization of such candidate compounds, at its expense. The licenses granted to Genentech do not include any rights to (i) affinity-enhanced TCRs or (ii) TCR therapeutic compounds, in each case (i) and (ii) that are directed to targets other than MAGE-A4.

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

Our ImmTAV programs include:

•
 IMC-M113V, our ImmTAV molecule targeting a human immunosuppression virus, or HIV, gag antigen bispecific TCR molecule, expected to be evaluated in a Phase 1 clinical trial for which we are currently enrolling patients. Our goal is to develop a functional cure for HIV. Initial Phase 1 safety and pharmacodynamic activity data from the single ascending dose portion of the study was presented at the Conference on Retroviruses and Opportunistic Infections (CROI) in 2023. IMC-M113V was well tolerated at doses where the Company observed biomarkers of T cell engagement. The Company has started enrolling people living with HIV in the multiple ascending dose (MAD) part of the trial, to identify a safe and tolerable dosing schedule that could lead to reduction in the viral reservoir and control of HIV after stopping antiretroviral therapies (ART), or functional cure.

•
IMC-I109V, our ImmTAV molecule targeting a conserved hepatitis B virus, or HBV, envelope antigen, is currently being evaluated in a Phase 1 clinical trial in patients with chronic HBV who are non-cirrhotic, hepatitis B e-Antigen negative, and virally suppressed on chronic nucleot(s)ide analogue therapy. Our goal is to develop a functional cure for HBV. We reported initial data from our trial in June 2022, observing a transient decrease in the HBV surface antigen, as well as transient elevations in alanine transaminase (“ALT”) and cytokines. The Company is enrolling patients in the single ascending dose (SAD) portion of the study.

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

Our 2023-2024 Strategic Priorities

Our strategic priorities for 2023-2024 include to:

•	Continue global expansion of KIMMTRAK in metastatic uveal melanoma;
•	Expand global site footprint in order to accelerate trial enrollment for PRAME-A02 monotherapy and combination Phase 1/2, with data update planned by the first half of 2024;
•	Submit IND for three newly announced ImmTAC Candidates: IMC-R117C (PIWIL1), IMC-P115C (PRAME-A02-HLE), and IMC-T119C (PRAME-A24); and
•	Enroll patients in the MAD portion of the IMC-M113V HIV Phase 1 trial to identify safety and anti-viral activity.

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

We believe the flexibility of our approach will allow us to develop therapeutics designed to treat a broad range of diseases. While we have focused our initial efforts on oncology, we are broadening our development efforts to infectious diseases and autoimmune conditions. We have named each of these platforms according to their therapeutic area to distinguish the type of target recognized by the TCR targeting system and the selected effector function:

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

Sales and Marketing

We have launched KIMMTRAK in the United States, Germany, France and a number of other countries, and we are focused on driving increasing awareness and adoption of KIMMTRAK as a treatment for mUM amongst mUM patients and their healthcare providers. Our focus is to utilize our commercial capabilities to continue to meet patient demand in our major markets, and to launch in further markets in 2023. A breakdown of net product revenue from the sale of KIMMTRAK and net pre-product revenue from the sale of tebentafusp as part of a compassionate use and early access program is presented by region based on the location of the customer below.

	2022		2021		2020
	£	’000	£	’000	£	’000
United States		80,448		—		—
Europe		35,490		3,010		—
Rest of World		871		—		—
Total revenue from the sale of therapies		116,809		3,010		—

We utilize a hybrid model, partnering in-house personnel with other field-based personnel providers. Under our strategic partnership with Syneos Health, Inc., or Syneos. Syneos are responsible for sales, field market access, patient and provider education and customer support in a number of territories. We also utilize Medison Pharma Ltd (“Medison”) under our multi-regional distribution agreement in other territories. In November, the Company and Medison amended and restated their exclusive distribution agreement for KIMMTRAK originally entered into in September 2021. Medison is the exclusive distribution partner for KIMMTRAK in Canada, Australia, New Zealand, Israel, Central and Eastern Europe, and South and Central America, and the Caribbean.

Reimbursement

Coverage in the United States, Europe and other territories

In the United States, it is essential to obtain third-party payor coverage policies, coding mechanisms, and adequate payment to expand market acceptance and adoption of KIMMTRAK as a treatment for mUM. During 2022, we approached the U.S. commercial third-party payor community in order to establish coverage for KIMMTRAK.

We have performed similar processes in Europe, where reimbursement arrangements were established for commercial supply in Germany, and continued in France (under our early access and commercial programs) in 2022, prior to further negotiation of pricing in these countries, which is expected to occur in 2023.

In order to maximize KIMMTRAK sales, we expect to continue to establish and further develop our reimbursement mechanisms and pricing negotiation processes for KIMMTRAK in other European countries and territories outside Europe in 2023 and beyond.

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

For KIMMTRAK, we currently contract with the following well-established third-party manufacturers:

•	AGC Biologics A/S, headquartered in Copenhagen, Denmark; and
•	Baxter Oncology GmbH, headquartered in Halle/Westfalen, Germany

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

We face competition from segments of the pharmaceutical, biotechnology and other related markets that pursue the development of therapeutics to address unmet needs in cancer including: Adaptimmune Therapeutics plc, or Adaptimmune, Inc., Immatics Biotechnologies GmbH, or Immatics (alone and in collaboration with Bristol Myers Squibb), Adaptive Biotechnologies Corporation, or Adaptive, pure MHC, LLC, BioNTech SE, Genentech, Matterhorn, Anocca, Enara Bio and Regeneron, who are also seeking to identify peptide HLA targets and develop product candidates; Adaptimmune, T-Knife GmbH, Adaptive, 3T Biosciences, Inc., MediGene, Regeneron Pharmaceuticals, Inc., or Regeneron, bluebird Bio, Inc., or bluebird bio, Takara Bio Inc., Bristol-Myers Squibb Company, GSK, Kite Pharma, Lion TCR, TCR Cure, Corregene Biotechnology Co. LTD, and TScan who are developing TCR-based cell therapies; Immatics, Regeneron, F. Hoffmann-La Roche Ltd, Amgen, Inc., Genmab, Inc., Molecular Partners, 3T Biosciences, Inc., and CDR-Life Inc., are developing CD3-based TCR bispecific compounds or TCR mimetic antibodies.

We are aware of various companies and academic institutions that are developing TCR transduced cell therapies against a range of pHLA targets, some of which may overlap with product candidates in our pipeline such as PRAME. Specifically in regards to PRAME, we are aware that Immatics and Medigene are both conducting Phase 1 clinical trials of PRAME-directed cellular therapies and Immatics also have communicated plans for Phase 1 development of a PRAME TCRxCD3 bispecific approach.

Oncology

Any ImmTAC product candidates that we successfully develop and commercialize for oncology indications may compete with existing products and new products that may become available in the future. There is intense competition in the field of oncology from multiple different treatment modalities and new approaches are continually emerging.

While KIMMTRAK recently received regulatory approval from the FDA and marketing authorization from the EMA, Delcath Systems, Inc. is conducting a single-arm pivotal trial in metastatic uveal melanoma to evaluate a procedure that delivers a high dose of melphalan to the liver via percutaneous hepatic perfusion. This system is currently marketed in Europe as a CE Marked device under the trade name Delcath Hepatic CHEMOSAT® Delivery System for Melphalan (CHEMOSAT). We are aware of several other companies with product candidates in clinical development for the treatment of metastatic uveal melanoma, none of which have yet progressed to pivotal trial testing.

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

Intellectual Property

We strive to protect and enhance the proprietary technologies, inventions and improvements that we believe are important to our business, including by seeking, maintaining, enforcing and defending patent rights for our therapeutics and platform, whether developed internally or licensed from third parties. Our success will depend on our ability to obtain and maintain patent and other protection including data/market exclusivity for our soluble TCR bispecific therapeutic product, product candidates and platform technology, preserve the confidentiality of our know-how and operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and proprietary rights of third parties. For more information, please see “Item 3.D Risk Factors—Risks Related to Intellectual Property.”

We seek to protect our proprietary position by filing patent applications in territories that are commercially important for our soluble TCR bispecific therapeutic product, product candidates and technology platform technologies, generally including but not limited to the United States, Europe, Australia, Brazil, Canada, China, India, Israel, Japan, Mexico, New Zealand, South Africa and South Korea. We also rely on data exclusivity, market exclusivity and patent term extensions where available, including any relevant exclusivity through supplementary protection certificates and orphan or pediatric drug designation.

As of December 31, 2022, our global portfolio comprises approximately 600 patents and pending applications, including 25 issued US patents and more than 300 ex-US patents. The majority of our patents and patent applications are solely owned. The portfolio encompasses solely owned patents and patent applications directed to our commercial TCR product (KIMMTRAK) and further product candidates (including IMC-F106C, IMC-M113V and IMC-I109V), our platform technology used to identify and generate our therapeutic candidates, novel targets, formulations and methods of treatment. A minor proportion of the portfolio, comprising certain older platform IP, is jointly owned in equal share with Adaptimmune. We control the prosecution of the jointly owned patents and patent applications, and we have rights under the joint patents as required to develop and commercialize our therapeutics. For more information on our assignment and exclusive license agreement with Adaptimmune, see “Item 4.B Business overview—Our Collaborations and License Agreements—Assignment and Exclusive License Agreement with Adaptimmune Limited.”

We can provide no assurance that any of our current or future patent applications will result in issued patents or that any issued patents will provide us with any competitive advantage.

We have not in-licensed any issued patents relating to our product or product candidates.

KIMMTRAK (Tebentafusp)

As of December 31, 2022, we own granted patents and patent applications covering the composition of matter of our commercial product KIMMTRAK (tebentafusp). The patents include claims that cover the specific sequence of KIMMTRAK, as well as claims that cover TCR variants with similar biological properties. Granted patents have been obtained in major territories including two in the United States and 28 in foreign jurisdictions, including Europe (including United Kingdom, France, Germany, Italy, Spain, Ireland, Denmark and the Netherlands), Australia, Canada, China, Hong Kong, Japan, Mexico, Eurasia and South Africa. These granted patents are expected to expire in 2030. Applications for patent term extension and/or supplementary protection certificates have been filed in several jurisdictions including the United States, which, if granted, could extend protection by up to 5 years to 2035.  Further patent families have been filed including to cover the label dosing regimen, formulation, and methods of treatment. If granted these applications would extend protection up to 2042.

ImmTAX pipeline

As of December 31, 2022, we solely own patent families covering the composition of matter of each of our oncology and infectious disease pipeline candidates, including issued US patents covering the composition of matter of our PRAME (IMC-F106C)  candidates. In each case, claims of the patent or patent application are directed to the engineered soluble TCR bispecific therapeutic candidate and to TCR variants with similar biological properties. The issued US patents for IMC-F106C are expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions. Further patent applications have been filed relating to dosing regimens for IMC-F106C.

Our ImmTAX platform

As of December 31, 2022, we solely own a number of patents and patent applications related to our ImmTAX platform. The oldest patent families relating to our ImmTAX TCR bispecific format will expire starting in 2030. We have filed further platform patent families relating to TCR bispecifics with improved therapeutic properties, including formats with extended in vivo half-life and improved anti-CD3 effector functions, as well as therapeutic formats for the treatment of autoimmune indications. Such pending patent applications, if granted, are expected to expire between 2039 and 2040, excluding any additional term for patent term adjustments or patent term extensions.

We jointly own in 50% equal share with Adaptimmune platform patent families relating to methods and tools for selecting TCRs in the early pipeline. The latest of these will expire in 2036.

HLA target peptide patent applications

As of December 31, 2022, we own a number of patent families relating to novel HLA-restricted peptide targets and their use. Such patents and pending patent applications, if granted, are expected to expire between 2036 and 2037, excluding any additional term for patent term adjustments or patent term extensions.

Patent term

Typically, we file our priority applications at the U.K. Intellectual Property Office, or UKIPO, and/or at the U.S. Patent and Trademark Office, or USPTO. This is followed 12 months later by the filing of a patent application under the PCT claiming priority from the initial application(s), and/or national applications. Further data can be added to the application during the priority year and the resulting patent term is calculated from the PCT filing date. This strategy allows us to obtain an early priority date while additional experimental data are generated. At the end of the PCT period, generally two and a half years from the priority date, separate patent applications can be pursued in any of the 157 PCT member states. Our PCT patent applications are not eligible to become issued patents until, among other things, we file national stage patent applications within such PCT period in the countries in which we seek patent protection. If we do not timely file any national stage patent applications, we may lose any patent protection on the inventions disclosed in such patent applications. For all patent applications, we determine claiming strategy and territory coverage on a case-by-case basis. Advice of counsel and alignment with overarching business objectives is always considered. We regularly reassess the value of the patents and patent applications in our portfolio.

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

Trade secrets

In addition to patent protections, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information, in part, by using confidentiality agreements with our collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements and invention assignment agreements with our collaborators and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. We cannot guarantee, however, that we have executed such agreements with all applicable counterparties. Furthermore, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors and other third parties. To the extent that our collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information, please see “Item 3.D Risk Factors — Risks Related to Intellectual Property.”

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

Trademarks

As of December 31, 2022, our trademark portfolio contains registrations or registration applications for our commercial product KIMMTRAK as well as for IMMUNOCORE, IMMTAX, IMMTAC, IMMTAV and IMMTAAI in the United States and in certain foreign jurisdictions.

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

In November 2018, in response to Genentech’s exercise of its right of first negotiation in regards to our IMC-C103C program, we entered into a new license and collaboration agreement, or the 2018 Genentech Agreement, pursuant to which we and Genentech agreed to collaborate in the development and commercialization of certain compounds targeting MAGE-A4, specifically pHLA-A2. Under the 2018 Genentech Agreement, we granted Genentech a co-exclusive worldwide license to our intellectual property rights in MAGE-A4 soluble TCR bispecific therapeutic candidate compounds to advance the development and commercialization of such compounds as contemplated under the 2018 Genentech Agreement. We were responsible for development of the IMC-C103C program through the completion of the Phase 1 clinical trial, with costs being shared equally between us and Genentech, and we were required to use diligent efforts with respect to our development and commercialization obligations.

In February 2023, Genentech accepted our proposal to cease co-funding the development of MAGE-A4 HLA-A02 targeted programs, except for our equal share of the wind-down costs of the IMC-C103C Phase 1 clinical trial. The clinical trial with IMC-C103C is nearing completion and we do not plan to enroll additional patients. We are eligible to receive development and commercial milestone payments plus royalties from Genentech on any sales of MAGE-A4 HLA-A02 targeted products arising under the Genentech agreement. Royalties are payable while there is a jointly owned or solely owned valid patent claim covering the soluble TCR bispecific therapeutic product in the country in which the relevant TCR therapeutic product is being sold, which, if applicable patent applications are granted, is expected to be at least 2037 for IMC-C103C, and, in each case, for a minimum of 10 years from the first commercial sale of the relevant soluble TCR bispecific therapeutic product. As we have elected in February 2023 to withdraw from co-funding with Genentech the MAGE-A4 HLA-A02 program, IMC-C103C, Genentech shall acquire an exclusive worldwide license to the MAGE-A4 HLA-A02 soluble TCR bispecific therapeutic candidate compounds and shall be fully responsible for all further development and commercialization of such candidate compounds, at its expense. The licenses granted to Genentech do not include any rights to (i) affinity-enhanced TCRs or (ii) TCR therapeutic compounds, in each case (i) and (ii) that are directed to targets other than MAGE-A4.

Under the 2018 Genentech Agreement, Genentech also obtained a right of first negotiation in respect of other TCR therapeutic candidate compounds that target MAGE-A4 by binding to an antigen other than HLA-A02, should we discover any such therapeutic candidate compounds and seek to license the rights to a third party during the term of the 2018 Genentech Agreement.

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

GSK Collaboration

In 2022, our collaboration and license agreement, or the GSK Agreement, with GlaxoSmithKline Intellectual Property Development Ltd, or GSK, was terminated, and no further revenue is expected from GSK. GSK has no further rights to targets under the GSK Agreement.

We originally entered into the GSK Agreement pursuant to which we and GSK agreed to collaborate in the development of soluble TCR bispecific therapeutic compounds, for up to four targets, in June 2013, and we received payments totalling £22.9 million in upfront payments and early development milestones under the agreement.

Lilly Collaboration

In 2022, our development and license agreement, referred to, as subsequently amended, as the Lilly Collaboration, with Eli Lilly and Company, or Lilly, was terminated and no further revenue is expected from Lilly. Lilly has no further rights to targets under the Lilly Collaboration.

We originally entered into the Lilly Collaboration in July 2014, pursuant to which we and Lilly agreed to collaborate in the development, manufacture and commercialization of soluble TCR bispecific therapeutic compounds for up to three targets. We received an upfront fee payment of $45 million.

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

Gadeta Collaboration

In December 2022, we entered into a Collaboration, Option and License Agreement (the “Gadeta Collaboration”) with Gadeta B.V. (“Gadeta”). Under the agreement, we and Gadeta will collaborate on ‘201 γδ-TCR target discovery, and we will have the option to develop ImmTAC therapies derived from the ‘201 TCR as part of the research collaboration. We have an option for an exclusive license to further research, develop and commercialize an ImmTAC candidate from the collaboration. If we exercised this option, Gadeta could be eligible to receive further payments.

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

Data Privacy and Security Laws

We also are or may become subject to privacy laws in the jurisdictions in which we operate, have partners, or sell or market our products or run clinical trials. For example, we are or may become subject to privacy and data protection laws, such as the EU’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s equivalent law (“UK GDPR”), and the Health Insurance Portability and Accountability Act as amended, or, HIPAA, in the United States, among many others. Our regulatory obligations in foreign jurisdictions could harm the use or cost of our solution in international locations as data protection and privacy laws and regulations around the world continue to evolve.

Certain aspects of our business, including those for which we rely upon collaborators, service providers, contractors or others, are or may become subject to HIPAA and its implementing regulations, which establish standards for covered entities (certain healthcare providers, health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information, including, among other requirements, mandatory contractual terms and technical safeguards designed to protect the privacy, security and transmission of protected health information and notification to affected individuals and regulatory authorities in the event of certain breaches of security of protected health information. The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included sweeping expansion of HIPAA’s privacy and security standards called the Health Information Technology for Economic and Clinical Health Act, or HITECH, which became effective on February 17, 2010. Among other things, the HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, or independent contractors or agents of covered entities, that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.

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

As a company established in the United Kingdom, our processing of personal data is subject to the United Kingdom’s implementation of the European Union’s General Data Protection Regulation (“UK GDPR”); it is also, or may also become, in certain circumstances subject to the European Union’s own General Data Protection Regulation (“EU GDPR”). Each of these regulations requires stringent standards of data privacy and security concerning personal data and potentially significant sanctions.

The United Kingdom and EU Member States each may introduce further restrictions on personal data processing, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase. In particular, the UK GDPR and EU GDPR significantly restrict the transfer of personal data to the United States and other countries whose privacy laws are considered ‘inadequate’ for the purposes of either or both of those regulations, as they may apply. If there is no lawful manner for us to effect cross-border transfers of personal data in compliance with the UK GDPR and/or EU GDPR, as applicable, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate certain parts of our operations, increased exposure to regulatory actions, substantial fines and penalties, the inability to work with certain collaborators, partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business.

Sanctions for breaches of the UK GDPR and/or EU GDPR are significant: companies may face temporary or definitive bans on processing of personal data and other corrective actions; fines of up to 17.5 million pounds sterling under the UK GDPR / 20 million Euros under the EU GDPR, or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

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

By way of example, in March 2010, the ACA was signed into law, which, among other things, was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms.

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach its target goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, for example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. Further, the IRA, among other things: (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but it is likely to have a significant impact on the pharmaceutical industry. In addition, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. Additionally, the 2021 Infrastructure Investment and Jobs Act requires certain manufacturers to refund the government for discarded amounts of certain drugs from single use containers under Medicare Part B. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

The following diagram illustrates our corporate structure with 100% ownership parent-subsidiary relationships:

Immunocore Holdings plc
Immunocore Ltd
Immunocore LLC
Immunocore Nominees Ltd
Immunocore Ireland Ltd
Immunocore GmbH
Immunocore Commercial LLC

The country of incorporation for the Group’s companies is as follows:

Company	Country of incorporation
Immunocore Holdings Plc	United Kingdom
Immunocore Limited	United Kingdom
Immunocore LLC	United States
Immunocore Commercial LLC	United States
Immunocore Ireland Limited	Ireland
Immunocore GmbH	Switzerland
Immunocore Nominees Limited	United Kingdom

D.	Property, plant and equipment.

Our corporate headquarters are located in Oxfordshire, United Kingdom, where we currently lease facilities containing our research and development, laboratory and office space, which consists of approximately 114,000 square feet. Our leases expire between 2037 and 2042, although there are points at which we may terminate the leases prior to the termination date under certain conditions. In addition, we lease approximately 15,000 and 5,000 square feet of office space serving as our U.S. headquarters, in Conshocken, Pennsylvania, and Rockville, Maryland, respectively.

We also lease approximately 240 square feet of office space in Ireland and approximately 120 square feet in Switzerland.

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

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended December 31, 2022 into U.S. dollars on December 31, 2022, which was £1.00 to $1.2077. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

We have historically conducted our business through Immunocore Limited, and therefore our historical consolidated financial statements presented the consolidated results of operations of Immunocore Limited. Following the completion of our initial public offering in February 2021, our consolidated financial statements present the consolidated results of operations of Immunocore Holdings plc.

Discussion related to our financial condition, changes in financial condition, and results of operations for 2020 and a comparison of results of operations for 2021 compared to 2020, can be found in  Part I, Item 5 'Operating and Financial Review and Prospects', in our Annual Report on Form 20-F for the financial year ended December 31, 2021, which was filed with the SEC on March 3, 2022, and are incorporated by reference herein.

A.	Operating Results

Overview

We are a commercial stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune diseases. Leveraging our proprietary, flexible, off-the-shelf ImmTAX platform, we are developing a deep pipeline in multiple therapeutic areas, including four clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

In January and April 2022, we received approval from the U.S. Food and Drug Administration, or FDA, and European Commission, or EC, respectively, for our lead product candidate, KIMMTRAK, for the treatment of unresectable or metastatic uveal melanoma, or mUM. In June 2022, we received approval from the UK’s Medicines and Healthcare products Regulatory Agency, or MHRA, the Australian Therapeutic Goods Administration, or TGA, and Health Canada. KIMMTRAK is now approved in over 30 countries and we have commercially launched in the United States, Germany and France, among other territories, with further commercial launches underway in additional territories where we have received approval.

KIMMTRAK is the lead product from our ImmTAX platform and is the first approved new therapy in uveal melanoma in four decades. To date, we have dosed over 1,000 cancer patients with KIMMTRAK, tebentafusp, and our other ImmTAX product candidates, which we believe is the largest clinical data set of any bispecific in a solid tumor and any TCR therapeutic. Our other clinical programs are being conducted with patients with a broad range of cancers including lung, bladder, gastric, and ovarian, among others. We believe that these other ImmTAX product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need.

Since our inception, we have focused on organizing and staffing our company, raising capital and performing research and development activities to advance our research, development and technology, and commercializing KIMMTRAK. 2022 represents the first year during which we have generated revenue from a marketed product, and our ability to generate higher levels of product revenue from other marketed products, which may never be fully developed or commercialized, depends on the successful development and regulatory approval of one or more of our product candidates and our ability to finance operations. Since inception, we have raised an aggregate of $1,275 million through private placements of our ordinary and preferred shares, debt financing, payments from our collaboration partners, the sale of our Series C preferred shares, and the completion of our initial public offering where we listed our ADSs on the Nasdaq Global Select Market in February 2021. These funds have been and are being used to fund operations and invest in activities for technology creation, drug discovery and clinical development programs, infrastructure, creation of portfolio of intellectual property and administrative support. We have assembled a team of over 400 employees. We have also established relationships with pharmaceutical collaborators including Genentech, Inc., or Genentech, and Sanofi S.A, or Sanofi.

We have incurred significant operating losses and expect to continue to incur significant expenses and operating losses for the near future. These losses were £41.2 million, £131.5 million and £74.1 million, for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, our accumulated deficit was £261.3 million. We expect to continue to incur significant and increasing expenses and to incur operating losses for the foreseeable future, as we advance our product candidates through preclinical and clinical development and seek regulatory approvals, manufacture drug product and drug supply, maintain and expand our intellectual property portfolio, as well as hire additional personnel, pay for further accounting, audit, legal, regulatory and consulting services, and pay costs associated with maintaining compliance with Nasdaq listing rules and the requirements of the U.S. Securities and Exchange Commission, or SEC, director and officer liability insurance, investor and public relations activities and other expenses associated with operating as a public company.

While we have received regulatory approval for KIMMTRAK in the United States, the European Union and other territories, 2022 is the first year in which we have recorded sales of KIMMTRAK. Further, we do not expect to generate revenue from the sale of our other product candidates unless and until we successfully complete clinical development of and obtain regulatory approval for such product candidates. As a result, we will need substantial additional funding to support our continued operations and pursue our clinical development and growth strategy. Until we can generate sufficient revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings, debt financings, government funding arrangements, collaborations and marketing, distribution and licensing arrangements. We may be unable to raise additional funds or enter into such other arrangements on favorable terms, or at all, particularly in light of recently worsening macroeconomic conditions, such as rising interest rates and volatility in the capital markets. If we fail to raise capital or enter into such arrangements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our programs.

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

Recent Developments

The Company has screened the first patient in a randomized Phase 2/3 trial in previously treated advanced melanoma.  The trial will enroll patients with advanced melanoma, excluding uveal melanoma, who have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a tyrosine kinase inhibitor (TKI). Patients will be randomized to one of three arms including tebentafusp, as monotherapy or in combination with an anti-PD1, and a control arm. The Phase 2 portion of the trial will include 40 patients per arm and has a dual primary endpoint of OS and circulating tumor DNA (ctDNA) reduction.

In February 2023, the company presented initial safety and pharmacodynamic activity data with first soluble TCR therapy for people living with HIV at the Conference on Retroviruses and Opportunistic Infections (CROI). IMC-M113V is an immunotherapeutic approach designed to specifically eliminate CD4+ cells that are persistently infected with HIV (‘reservoirs’). All (1.6 mcg, 5 mcg, and 15 mcg) doses of IMC-M113V were well tolerated and were not associated with cytokine release syndrome or neurotoxicity of any grade. There were no serious adverse events, nor significant changes in hematology or chemistry. Plasma viral load remained suppressed throughout dosing and follow-up. In addition, transient, dose-dependent increases in serum IL6 occurred 8-24 hours post-infusion. Five out of the ten participants who received the 15-mcg dose showed a >4-fold rise in IL6, which had been prespecified as indicative of pharmacodynamic activity based on prior experience from clinical trials with KIMMTRAK. The Company has started enrolling people living with HIV in the multiple ascending dose (MAD) part of the trial, to identify a safe and tolerable dosing schedule that could lead to reduction in the viral reservoir and control of HIV after stopping antiretroviral therapies (ART), or functional cure. The MAD trial will enroll up to 28 participants.

In January 2023, we announced our strategic priorities including pipeline expansion for 2023-2024 ahead of the J.P. Morgan Healthcare Conference. The Company disclosed three new ImmTAC product candidates (targeting PRAME-A24, PRAME-A02 half-life extended [HLE], and PIWIL1) in its pipeline. Building on enthusiasm for IMC-F106C targeting PRAME HLA-A02, the Company has expanded its franchise targeting PRAME with ImmTACs targeting PRAME-A24 and PRAME-A02 half-life extended.  In order to expand the potential of TCR therapy targeting PRAME, the Company is developing IMC-T119C, a first-in-class ImmTAC product candidate targeting a PRAME peptide presented by HLA-A24. HLA-24 is an HLA-type that is estimated to be present in 60% of people in Japan and 15-20% in Western populations. The second newly announced product candidate, IMC-P115C, is a half-life extended (HLE) ImmTAC product candidate targeting PRAME-A02, with the aim of improving patient convenience. IMC-P115C targets the same PRAME-A02 peptide and uses the same CD3 end and TCR specificity as IMC-F106C.

In addition, the Company is advancing a first-in-class ImmTAC candidate, IMC-R117C, for colorectal and gastrointestinal cancers. The Company has leveraged its proprietary peptidomic database to validate a novel target, PIWIL1. PIWIL1 is believed to play a role in tumor progression and is expressed across a range of tumors including colorectal, which is historically insensitive to immune checkpoints, as well as gastro-esophageal, and pancreatic cancer. PIWIL1 is also reported to be a negative prognostic marker. The Company believes IMC-R117C is the first PIWIL1 targeted immunotherapy and plans to submit an IND in the fourth quarter of 2023.

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

In November 2018, Genentech exercised its right of first negotiation with respect to our IMC-C103C program. We received an aggregate of $100 million from Genentech, consisting of an initial upfront payment of $50 million and $50 million paid upon an IND filing for the first clinical trial of the product candidate compound, in exchange for granting Genentech rights to co-develop/co-promote our IMC-C103C program. In November 2018, in response to Genentech’s exercise of its right of first negotiation in regards to our IMC-C103C program, we entered into a new license and collaboration agreement, or the 2018 Genentech Agreement, pursuant to which we and Genentech agreed to collaborate in the development and commercialization of certain compounds targeting MAGE-A4, specifically pHLA-A2. Under the 2018 Genentech Agreement, we granted Genentech a co-exclusive worldwide license to our intellectual property rights in MAGE-A4 soluble TCR bispecific therapeutic candidate compounds to advance the development and commercialization of such compounds as contemplated under the 2018 Genentech Agreement. We were responsible for development of the IMC-C103C program through the completion of the Phase 1 clinical trial, with costs being shared equally between us and Genentech, and we were required to use diligent efforts with respect to our development and commercialization obligations. However, in February 2023, Genentech accepted our proposal to cease co-funding the development of MAGE-A4 HLA-A02 targeted programs under our co-development and co-promotion agreement.  For more information, please see “Item 4B. Business overview —Our Collaborations and License Agreements—Genentech Collaboration.”

GSK Collaboration

In 2022, our collaboration and license agreement, or the GSK Agreement, with GlaxoSmithKline Intellectual Property Development Ltd, or GSK, was terminated, and no further revenue is expected from GSK. GSK has no further rights to targets under the GSK Agreement.

We originally entered into the GSK Agreement pursuant to which we and GSK agreed to collaborate in the development of soluble TCR bispecific therapeutic compounds, for up to four targets, in June 2013, and we received payments totaling £22.9 million in upfront payments and early development milestones under the agreement.

Lilly Collaboration

In 2022, our development and license agreement, referred to, as subsequently amended, as the Lilly Collaboration, with Eli Lilly and Company, or Lilly, was terminated and no further revenue is expected from Lilly. Lilly has no further rights to targets under the Lilly Collaboration.

       We originally entered into the Lilly Collaboration in July 2014, pursuant to which we and Lilly agreed to collaborate in the development, manufacture and commercialization of soluble TCR bispecific therapeutic compounds for up to three targets. We received an upfront fee payment of $45 million under the agreement.

Gadeta Collaboration

In December 2022, we entered into a Collaboration, Option and License Agreement (the “Gadeta Collaboration”) with Gadeta B.V. (“Gadeta”). Under the agreement, we and Gadeta will collaborate on ‘201 γδ-TCR target discovery, and we will have the option to develop ImmTAC therapies derived from the ‘201 TCR as part of the research collaboration. We have an option for an exclusive license to further research, develop and commercialize an ImmTAC candidate from the collaboration. If we exercised this option, Gadeta could be eligible to receive further payments.

Components of Results of Operations

Revenue

Product revenue, Net

Product revenue, net, relates to the sale of KIMMTRAK following marketing approval. We recognize product revenue at the point in time that control transfers to a customer, which is typically on delivery to our distributors. We also operate under consignment arrangements where control passes when our distributor takes KIMMTRAK out of consignment inventory. The amount of revenue recognized reflects the consideration to which we expect to be entitled, net of estimated deductions for rebates, chargebacks, other customer fees and product returns. These estimates consider contractual and statutory requirements, the expected payer and patient mix, sell-through data, our customers’ inventory levels, anticipated demand and the volume of customer purchase orders, internal data, and other information provided by our customers and third-party logistics providers.

Pre-Product Revenue, Net

Pre-product revenue, net, relates to the sale of tebentafusp under a compassionate use and an early access program up to September 2022. These programs provided patients with access to tebentafusp prior to KIMMTRAK becoming available as a marketed product in France. Pre-product revenue is recognized on delivery of tebentafusp to healthcare providers, which is the point in time when control is transferred. Such revenue is recognized net and represents the prices set by the Company that are expected to be retained after estimated deductions for product returns and government rebates, which are dependent on the outcome of French legislative processes and price negotiations. In September 2022, we began selling KIMMTRAK as a commercial product in France, and these sales are reflected in Product revenue, net.

Collaboration Revenue

Collaboration revenue arises under our collaboration agreements with Genentech, GSK and Lilly. This revenue consists of non-refundable upfront payments, development milestones as well as reimbursement of research and development expenses. To the extent that existing or potential future collaborations generate revenue, such revenue may vary due to many uncertainties in the development of our product candidates and other factors.

As of December 31, 2022, we have received a total of $216.8 million of upfront and milestone payments, intended to fund the research and development activities under each contract. As part of the agreements, we contribute our ImmTAC technology and commit to participate in joint research activities. In addition, we agree to license or option certain target rights and the possible product candidates developed under the collaboration. The agreements provide for future payments if development, regulatory or sales milestones are achieved. In addition, we are entitled to future royalties. The uncertainty of achieving these certain milestones significantly impacts our ability to project collaboration revenue.

Upfront payments and development milestones are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue as the underlying programs progress through research and development using an estimate of the percentage completion of each program in accordance with our revenue recognition policy as described further in the notes to the consolidated financial statements.

Following the termination of our collaboration agreements with GSK and Lilly in 2022, our only revenue collaboration at December 31, 2022, was with Genentech. For more information, including regarding subsequent developments with respect to our Genentech collaboration, please see “Item 4B. Business overview—Our Collaborations and License Agreements—Genentech Collaboration.”

Operating Expenses

Costs of Product Revenue

Cost of product revenue represents production costs including raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale. Overheads and internal costs of product revenue are minimal under our manufacturing arrangements. Approximately £410,000 of manufacturing costs associated with KIMMTRAK sold in the year ended December 31, 2022, were previously recognised in Research and development expenses as the vials were not originally manufactured for sale in the ordinary course of business. There are approximately £690,000 of such manufacturing costs previously recognized in Research and development expenses associated with our inventory on hand at December 31, 2022, and we expect to sell the majority of these vials in 2023. Due to the low costs involved in manufacturing KIMMTRAK, cost of product revenue is currently not material, and while these costs are expected to increase in future periods as the full costs of manufacturing are recognized through Cost of product revenue, we do not expect such costs to be material for the foreseeable future.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding and consist primarily of personnel-related costs, including salaries and share-based compensation expense, for the various research and development departments, costs associated with clinical trial activities undertaken by contract research organizations, or CROs, and external manufacturing costs associated with research and development undertaken by contract manufacturing organizations, or CMOs, research and development laboratory consumables, internal clinical trial expenses, costs associated with maintaining laboratory equipment, and pre-launch inventory provision costs. All research and development expenses are expensed as incurred due to scientific uncertainty. Those research and development expenses incurred with external organizations to undertake research and development activities on our behalf typically relate to clinical programs and are assigned to the individual programs, however for pre-clinical programs and other research spend incurred externally, such spend is typically not assigned to individual programs. Internal research and development expenses primarily relate to personnel-related costs and research and development laboratory consumables and due to the cross functional expertise of our people it is not possible to provide a breakdown of internal costs by program.

We expect our research and development expenses to increase in the future as we advance existing and future product candidates into and through clinical studies and pursue further regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We maintain our headcount at a level required to support our continued research activities and development of our product candidates. Clinical trials generally become larger and more costly to conduct as they advance into later stages. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Several of our research and development programs are at an early stage. We must demonstrate the safety and efficacy of our product candidates in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•
we may face disruptions affecting the site initiation, patient enrollment, clinical trial site monitoring, development and operation of our clinical trials, including public health emergencies such as the ongoing COVID-19 pandemic;

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

•
manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity, including as a result of supply chain disruptions caused by the COVID-19 pandemic and war in Ukraine and global geopolitical tensions;

•
we may be unable to obtain additional funding necessary to continue our operations, including as a result of rising interest rates, credit and capital market instability and other impacts on global financial markets of the ongoing COVID-19 pandemic, war in Ukraine, and global geopolitical tensions;

•	we may face increased costs as a result of rising global inflation including significant increases in commodity prices, energy and fuel prices, and employee costs;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the FDA, EMA or another.

Selling & Administrative Expenses

Selling and administrative expenses consist primarily of personnel-related costs, including salaries and share-based compensation expense, for selling, corporate and other administrative and operational functions including finance, legal, human resources, commercial related expenses, information technology, as well as facility-related costs and foreign currency movements.

Following our commercialization of KIMMTRAK and our substantial increase in planned research and development expenses, as explained above, we also expect that our selling and administrative expenses will increase. We expect that we will incur increased selling, distribution, commercial, accounting, audit, legal, regulatory, compliance, director, and officer insurance costs as well as investor and further public relations expenses associated with being a public company operating in multiple territories. We anticipate that the additional costs for these services will substantially increase our selling and administrative expenses. Additionally, if and as we receive further regulatory approvals of product candidates, we anticipate an increase in payroll and expenses in connection with our commercial operations. We have experienced, and may continue to experience, increased personnel costs attributable to offering and maintaining competitive salaries due to rising global inflation. We may continue to experience these and other increased costs attributable to inflation, and may also experience increased selling and administrative costs as a result of further volatility in the impact of foreign exchange differences.

Net Other Operating Income / (Loss)

Net other operating income / (loss) consists primarily of the profit or loss on derecognition of leases, loss on disposal of property, plant and equipment, and sublease income.

Finance Income

Finance income arises primarily from interest income on cash and cash equivalents, short-term deposits and gains on entering into sub-lease arrangements on leasehold properties.

Finance Costs

Finance costs consist of interest expenses related to financial liabilities and lease liabilities, losses on derecognition of financial assets measured at amortized cost, and the movement in fair value of an embedded derivative asset.

Income Tax Credit

Our income tax balance largely comprises research and development tax credits. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses.

We are subject to corporate taxation in the United Kingdom and Ireland. Our wholly owned U.S. subsidiaries, Immunocore LLC and Immunocore Commercial LLC, are subject to corporate taxation in the United States. Our wholly owned Irish subsidiary is subject to corporate taxation in Ireland. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States and Ireland.

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

We may not be able to continue to claim research and development tax credits, under the SME Program in the future, if we cease to qualify as an SME, based on size criteria concerning employee headcount, turnover and gross assets. When we cease to qualify as an SME and whilst we continue to generate losses and do not pay any U.K. corporation tax, we may be able to generate a cash rebate under the large company scheme, or RDEC Program. The cash rebate under the RDEC Program is up to 10.53% of such qualifying research and development expenditures.

Amendments to the U.K. R&D tax credit regime have recently been enacted, or proposed. These amendments (amongst other things) (i) will reduce the cash rebate that may be claimed under the SME Program to 18.6% of qualifying expenditure, and (ii) may (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes. These amendments are expected to take effect from April 2023. In addition, the U.K. Government has recently launched a consultation on its proposal to merge the SME Program and the RDEC Program into a single scheme with effect from April 2024; if such proposal is implemented, it may be the case that we are no longer able to make claims in respect of sub-contracted R&D activities, and that different (and potentially lower) caps are imposed on the amount of tax relief that we can claim. These and other potential future changes to the U.K. R&D tax relief programs may mean we no longer qualify. or have a material impact on the extent to which we can make claims.

Un-surrendered tax losses are carried forward to be offset against future taxable profits. After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of £241 million as of December 31, 2022. No deferred tax asset is recognized in respect of accumulated tax losses in the United Kingdom because future profits are not sufficiently certain. A deferred tax asset is recognized in respect of the unused tax credits for the subsidiary in the United States.

As we begin to generate significant net product revenue, we may benefit from the U.K.’s “patent box”, which allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.
Comparison of the Years ended December 31, 2022 and 2021

The following table summarizes our consolidated statement of loss for each period presented:

	Year ended December 31,
	2022				2021
	$	’000	£	’000	£	’000
Product revenue		130,610		108,148		—
Pre-product revenue		10,460		8,661		3,010
Total revenue from sale of therapies		141,070		116,809		3,010
Collaboration revenue		32,521		26,928		23,510
Total revenue		173,591		143,737		26,520
Cost of product revenue		(548)		(454)		—
Net other operating income / (loss)		4		3		(57)
Research and development costs		(107,691)		(89,170)		(73,226)
Selling and administrative expenses		(113,189)		(93,723)		(88,399)
Operating loss		(47,833)		(39,607)		(135,162)
Finance income		3,809		3,154		47
Finance costs		(9,290)		(7,692)		(5,813)
Non-operating expense		(5,481)		(4,538)		(5,766)
Loss before taxes		(53,314)		(44,145)		(140,928)
Income tax credit		3,528		2,921		9,405
Loss for the period		(49,786)		(41,224)		(131,523)

Revenue

	Year ended December 31,
	2022				2021
	$	’000	£	’000	£	’000
Product revenue		130,610		108,148		—
Pre-product revenue		10,460		8,661		3,010
Total revenue from sale of therapies		141,070		116,809		3,010
Collaboration revenue
GSK		—		—		6,083
Eli Lilly		8,890		7,361		—
Genentech		23,631		19,567		17,427
Total collaboration revenue		32,521		26,928		23,510
Total revenue		173,591		143,737		26,520

Revenue from the sale of therapies

Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of an early access program are presented by region based on the location of the customer below.

	Year ended December 31,
	2022				2021
	$	’000	£	’000	£	’000
United States		97,157		80,448		—
Europe		42,861		35,490		3,010
Rest of World		1,052		871		—
Total revenue from the sale of therapies		141,070		116,809		3,010

For the year ended December 31, 2022, we generated total revenue from the sale of therapies of £116.8 million ($141.1 million) due to the sale of KIMMTRAK and tebentafusp, of which £80.4 million ($97.2 million) was in the United States, £35.5 million ($42.9 million) in Europe and £0.9 million ($1.1 million) in the rest of the world. We received marketing approval for KIMMTRAK in the United States, Europe and other territories in the year ended December 31, 2022, and did not have marketing approval for, and thus no product revenue from, KIMMTRAK in the year ended December 31, 2021.

We recorded £3.0 million of net pre-product revenue from the sale of tebentafusp under a compassionate use program in the year ended December 31, 2021.

Collaboration revenue

Revenue from collaboration agreements increased by £3.4 million to £26.9 million in the year ended December 31, 2022, compared to £23.5 million for the year ended December 31, 2021. This increase was due to an increase in Genentech revenue and the release of the remaining deferred revenue under the Lilly Collaboration after the parties agreed to terminate the agreement in 2022, partly offset by a decrease in revenue under the GSK Collaboration, under which no revenue has been recognised in 2022 following our joint election with GSK not to progress with the final collaboration program in 2021 and the subsequent termination of the GSK Collaboration.

The majority of collaboration revenue arose in both years under our agreement with Genentech, our only remaining revenue collaboration. We expect to recognize the remaining £6.4 million of revenue under the Genentech Collaboration in the year ended December 31, 2023.

Research and Development Expenses

	Year ended December 31,
	2022				2021
	$	’000	£	’000	£	’000
External research and development expenses:
Tebentafusp		17,326		14,346		24,981
IMC-F106C (PRAME)		17,997		14,902		5,074
IMC-C103C (MAGE-A4)		8,239		6,822		4,723
IMC-I109V (HBV)		1,953		1,617		1,653
HIV		3,764		3,117		2,342
Other expenses		8,712		7,214		5,305
Research expenses		1,194		989		471
Total external research and development expenses		59,185		49,007		44,549
Internal research and development expenses:
Headcount related expenses		33,516		27,752		22,674
Laboratory consumables		9,238		7,649		4,129
Laboratory equipment expenses		5,090		4,215		1,782
Other		661		547		92
Total internal research and development expenses		48,505		40,163		28,677
Total research and development expenses		107,690		89,170		73,226

For the year ended December 31, 2022, our research and development expenses were £89.2 million, as compared to £73.2 million for the year ended December 31, 2021. This increase of £16.0 million was attributable to an increase in external research and development expenses of £4.5 million and an increase in internal research and development expenses of £11.5 million.

For the year ended December 31, 2022, our external research and development expenses increased by £4.5 million. This was driven by an increase of £9.8 million in expenses incurred for our IMC-F106C program due to a higher level of clinical trial activity, and £2.9 million in expenses incurred in connection with our IMC-C103C and HIV programs. These increases were partially offset by a reduction in spend of £10.6 million incurred for our tebentafusp programs due to a reduction in development costs following approval of KIMMTRAK in the United States and Europe in the first half of 2022. We expect our tebentafusp costs to continue in future periods as we seek to progress our advanced melanoma trials.

For the year ended December 31, 2022, our internal research and development expenses increased by £11.5 million. This was primarily due to an increase of £5.1 million in headcount related expenses as our number of employees and associated staff costs increased. Our laboratory expenses also increased by £6.0 million as the number of employees engaged in research utilizing equipment and materials increased.

In recent months, inflation has begun to impact our costs more identifiably, and we anticipate this could increase our research and development expenses in 2023 and future years. We also expect our research and development expenses to increase in future periods as we advance our trials and further develop our clinical and preclinical pipeline.

Selling and Administrative Expenses

For the year ended December 31, 2022, our selling and administrative expenses were £93.7 million, compared to £88.4 million for the year ended December 31, 2021, an increase of £5.3 million. The administrative expenses for years ended December 31, 2022, and 2021, comprised the following:

	Year ended December 31,
	2022				2021
Selling and administrative expenses:	$	’000	£	’000	£	’000
Share-based payment charge		27,386		22,676		31,941
Other employee related expenses		26,950		22,315		14,119
Pre-commercial costs		—		—		19,134
Selling and commercial costs		44,522		36,865		—
Legal and professional fees		13,073		10,825		7,402
Depreciation		4,914		4,069		7,012
Other expenses		10,988		9,098		9,248
Foreign exchange gains		(14,643)		(12,125)		(457)
Total selling and administrative expenses		113,190		93,723		88,399

Selling and administrative expenses increased by £5.3 million in the year ended December 31, 2022.  Commercial related costs have increased by £17.7 million with selling and commercial costs incurred in the year ended December 31, 2022 of £36.9 million reflecting costs of commercializing and distributing KIMMTRAK following U.S. and E.C. approval.  Prior to regulatory approval of KIMMTRAK during the year ended December 31, 2021, £19.1 million of costs were incurred in pre-commercialisation activities performed before commercial launch. In addition, other employee related expenses increased by £8.2 million during the year ended December 31, 2022, due to an increase in employees engaged in commercial and administrative activities, and our legal and professional fees increased by £3.4 million in the year ended December 31, 2022, due to ongoing costs associated compared to with expansion as a growing publicly listed company.

These increases were partially offset by a decrease in the share-based payment charge of £9.2 million to £22.7 million compared to £31.9 million in the year ended December 31, 2021. This decrease was a result of a significantly higher number options being granted in 2021 in connection with our IPO and the associated accelerated recognition of expense on these grants due to the graded vesting that is applicable to the majority of our options. There was a further offset to the increase in Selling and administrative expenses as a result of an increase in favourable foreign exchange gains in the year ended December 31, 2022, of £11.7 million arising primarily on the translation of cash balances held by our main U.K. operating subsidiary following significant fluctuations in the pounds sterling and U.S. dollar exchange rates in the year ended December 31, 2022. Our depreciation charge also decreased by £2.9 million as we continued to operate under our existing facilities and fixed assets without major capital expenditure.

In recent months, inflation has begun to impact our costs more identifiably, and we anticipate this could increase our selling and administrative expenses in 2023 and future years. We also expect our selling and administrative expenses to increase in future periods as we further expand our commercial and corporate operations.

Finance Income

For the year ended December 31, 2022, finance income was £3.2 million compared to £47,000 for the year ended December 31, 2021. This increase of £3.1 million reflects higher levels of cash and cash equivalents held in 2022 relative to 2021 and increases in interest rates.

Finance Costs

For the year ended December 31, 2022, finance costs amounted to £7.7 million, compared to £5.8 million for the year ended December 31, 2021. This increase of £1.9 million is primarily due to the £1.4 million loss arising on the early repayment of the loan to Oxford Finance, prior to entering into our loan agreement with Pharmakon, and the amortized cost carrying value at the time of repayment. In addition we incurred higher interest expenses in 2022 relative to 2021 under the floating element of our loan with Oxford Finance prior to settlement in the year ended December 31, 2022.

Income Tax Credit

For the year ended December 31, 2022, the income tax credit amounted to £2.9 million compared to £9.4 million for the year ended December 31, 2021. This decrease of £6.5 million relates to a reduction in the level of tax losses available for surrender under the U.K. SME R&D tax credit regime following commercialisation and the generation revenue from the sale of therapies.

Off-balance sheet arrangements

      We have no off-balance sheet arrangements besides a contingent liability of £1.1 million at December 31, 2022, which relates to one further leasehold property, under which we are obligated to take on the lease, should the property become vacant at a specified date in the future. We previously held a similar contingent liability in relation to another leasehold property. We entered into a lease for this property in 2022 and have recognized a right-of-use asset and associated lease liability in the consolidated statement of financial position. Further details of our lease commitments and liabilities can be found in Notes 12 and 22 to the Consolidated financial statements.

B.	Liquidity and Capital Resources

Sources of Liquidity

Although we have recorded product and pre-product revenue for sales of KIMMTRAK and tebentafusp in the year ended December 31, 2022, we have continued to incur operating losses and negative cash flows from our operations since our inception.

We expect to incur significant expenses and operating losses for the foreseeable future in connection with our ongoing activities, particularly as we continue to commercialize KIMMTRAK, continue research and development and the advancement of our product candidates through preclinical and clinical development, and seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned clinical and commercial activities. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development programs, the status of, and results from, clinical trials, the potential need to conduct additional clinical trials to obtain approval of our product candidates for all intended indications, the timing and outcome of regulatory filings and actions, commercialization of approved products, as well as any technology acquisitions or additional collaborations into which we may enter with third parties for our product candidates increased costs attributable to macroeconomic factors such as rising inflation and interest rates and supply chain disruptions, and any unforeseen cash needs. As a result, we will need additional capital to fund our operations until such time as we can generate sufficient revenue from product sales.

We have funded our operations to date primarily with proceeds from sales of equity securities, debt financing and collaboration agreements. Through December 31, 2022, we have raised an aggregate of  $1,275 million from sales of equity securities, debt financing and collaboration agreements. At our IPO in February 2021, we listed our ordinary shares in the form of ADSs on the Nasdaq Global Select Market and raised gross proceeds of approximately $297 million. In addition to the ADSs sold in the IPO, we completed the concurrent sale of an additional 576,923 ADSs at the IPO price of $26.00 per ADS, for gross proceeds of approximately $15 million, in a private placement to the Gates Foundation, and in July 2022, we raised gross proceeds of approximately $140 million through the sale of our ordinary shares in the form of ADSs and non-voting ordinary shares in a private placement.

On September 9, 2022, we entered into an Open Market Sale AgreementSM, or the Sales Agreement, with Jefferies LLC, or Jefferies, pursuant to which we may issue and sell ADSs, each representing one ordinary share, having an aggregate offering price of up to $250,000,000, from time to time, in one or more at-the-market offerings, for which Jefferies will act as sales agent and/or principal. The at-the-market facility has been registered under the Securities Act pursuant to our Registration Statement on Form F-3ASR (File No. 333-264105). As of December 31, 2022, no issuances or sales had been made pursuant to the Sales Agreement.

As of December 31, 2022, and 2021, we had cash and cash equivalents of £332.5 million and £237.9 million, respectively.

Other than our loan facility with Pharmakon, we currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity, other than our lease obligations and supplier purchase commitments described below.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Year ended December 31,
	2022				2021
	$	’000	£	’000	£	’000
Cash and cash equivalents at beginning of the year		287,295		237,886		129,716
Net cash flows used in operating activities		(31,269)		(25,891)		(96,110)
Net cash flows from / (used in) investing activities		233		193		(367)
Net cash flows from financing activities		138,226		114,454		204,631
Net foreign exchange difference on cash held		7,122		5,897		16
Cash and cash equivalents at end of the year		401,607		332,539		237,886

Operating Activities

Net cash used in operating activities was £25.9 million for the year ended December 31, 2022, compared to cash used in operating activities of £96.1 million for the year ended December 31, 2021. This decrease of £70.2 million in the year ended December 31, 2022 is primarily due to net pre-product and product revenue receipts in the year ended December 31, 2022, following regulatory approval of KIMMTRAK, partly offset by increased payments in connection with our Research and development and Selling and administrative expenses in the year ended December 31, 2022.

Our cash used in operating activities for the year ended December 31, 2022 of £25.9 million comprised a loss for the year of £41.2 million, working capital movements of £12.9 million and tax paid of £0.6 million. These items increasing cash used in operating activities were offset by other adjusting items of £28.9 million (primarily relating to the share-based charge of £27.1 million).

Our cash used in operating activities for the year ended December 31, 2021 of £96.1 million comprised a loss for the year of £131.5 million and working capital movements of £17.0 million. These items increasing cash used in operating activities were offset by other adjusting items of £40.0 million (primarily relating to the share-based charge of £35.9 million) and tax credits received of £12.4 million.

Financing Activities

       Net cash from financing activities during the year ended December 31, 2022 was £114.5 million, mainly representing net financing proceeds from the PIPE in July 2022 of £116.4 million. Net cash generated from financing activities of £204.6 million in the year ended December 31, 2021 largely reflected the net proceeds we received of £211.0 million in connection with our IPO and concurrent private placement. Other financing activities included proceeds from the exercise of share options of £8.1 million and £1.0 million in the years ended December 31, 2022 and 2021, respectively, and payments made by the Company in relation to its loan and lease agreements totalling £10.1 million and £7.3 million in the years ended December 31, 2022 and 2021, respectively.

Liquidity and Capital Resources

Since our inception, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of £261.3 million as of December 31, 2022. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing activities, particularly as we continue to commercialize KIMMTRAK in additional territories and continue research and development and clinical activities for our product candidates. In addition, since our initial public offering in February 2021, we have incurred additional costs associated with operating as a public company, which could increase further in future periods.

Our expenses will also increase if, and as, we:

•	pursue further approval and commercialization of KIMMTRAK in additional territories;

•	continue to advance the development of our clinical trials and pre-clinical programs;

•	continue to invest in our soluble TCR platforms to conduct research to identify novel technologies;

•	change or add additional suppliers;

•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as we progress product candidates toward commercialization;

•	seek to attract and retain skilled personnel;

•	create additional infrastructure to further support our operations as a public company listed in the United States and our product development and planned future commercialization efforts;

•	seek marketing approvals and reimbursement for our other product candidates;

•	further develop a sales, marketing and distribution infrastructure to further commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	maintain, protect, defend, enforce and expand our intellectual property portfolio; and

•
experience any delays, interruptions or encounter issues with any of the above, including any delays or other impacts as a result of the war in Ukraine, global geopolitical tension, supply chain disruptions, worsening macroeconomic conditions, including rising interest rates and inflation, and health epidemics or pandemics such as the COVID-19 pandemic.

Lease and manufacturing obligations

As part of our ongoing operations, we have material contractual lease obligations over expected lease terms of several years and expiry dates extending to 2042 under our most significant facilities in the United Kingdom. These obligations and potential obligations could result in payments of up to £63.4 million. The majority of such payments represent longer-term commitments as outlined in Note 12 to our consolidated financial statements. The lease agreements are cancellable assuming certain conditions are met prior to expiry. We expect to continue to incur expenses for such leases for the foreseeable future. As we continue to grow, launch further products or expand our operations in other countries, we may determine that it is necessary to enter into further lease agreements, which would further increase our cash outflows.

We have a number of existing manufacturing obligations, some of which relate to the manufacture of KIMMTRAK. We have similar obligations related to our earlier stage programs. Our obligations and commitments in relation to these programs have increased, and are expected to further increase as we commit to advancing the development of our IMC-F106C program in 2023 and beyond. While we have already incurred costs in for commercial launches in the United States, Europe and other territories, additional manufacturing obligations may arise in future in relation to product sales in these territories. We have also entered into third-party agreements relating to marketing and distribution. The majority of such obligations have standard payment terms, and our level of non-cancellable commitments with such parties is not considered material. To meet demand, we may amend or enter into further agreements with CMOs or other parties which could cause our cash requirements to increase. While receipts from the sale of KIMMTRAK or other future products may fund our ongoing manufacturing and sales efforts, there can be no assurance that we will earn such revenues. In the longer term, if we received regulatory approval for our other product candidates, we would expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Financing obligations and capital requirements

From a financing perspective, we are required to make interest payments, and, from 2026 onward, repayments of principal borrowings under our loan agreement with Pharmakon, until at least 2028. The loan liability at December 31, 2022 was £39.5 million, and further details regarding this loan facility are provided in Note 17 to our consolidated financial statements. We have the option to draw down a further $50 million under our agreement with Pharmakon.

Since inception, we have raised an aggregate of approximately $1.28 billion from sales of equity securities, debt financing and collaboration agreements. In order to maintain such levels of expenditure and our anticipated expenditure, we expect to raise further funds by exploring debt or equity financing, or potentially further collaborations, in the future. The amount we are able to raise from these options can vary with market conditions, including the impacts of recently worsening macroeconomic conditions such as rising interest rates and volatility in the capital markets, and our longer term strategy as a company is dependent on our ability to successfully raise such funding. Moreover, we have based our estimates on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Under the terms of our agreement with the Gates Foundation, we are required to develop, manufacture and commercialize soluble TCR bispecific therapeutic candidates targeted to mutually agreed neglected diseases, currently HIV, with the potential to treat people at an affordable price in developing countries. In the event of certain defaults by us under the agreement, the Gates Foundation has the right to sell, or require us to buy-back, any of the shareholdings of us held by the Gates Foundation. In such an event, if within 12 months after such redemption or sale, we experience a change in control at a valuation of more than 150% of the valuation used for the redemption or the sale of the shares, we have agreed to pay the Gates Foundation compensation equal to the excess of what it would have received in such transaction if it still held its shares at the time of such change of control over what it received in the sale or redemption of its shares.

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

Our cash and working capital expectations

We held cash and cash equivalents of £332.5 million as at December 31, 2022. We expect that our existing cash, along with anticipated revenue from KIMMTRAK, will be sufficient to fund our planned operating expenses, financial commitments and other cash requirements into 2026. Therefore, based on our current operating plans, we expect that our existing cash, cash equivalents and investments will enable us to fund our operating expenses and capital expenditure requirements for at least twelve months from the date of filing of this Annual Report on Form 20-F. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we expect. Given our need for additional financing to support the long-term clinical development of our programs, we intend to consider additional financing opportunities when market terms are favorable to us.

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

•	the time and costs required to perform research and development to identify and characterize new product candidates from our research programs;

•	the time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;

•	the amount of sales and other revenues from KIMMTRAK in the U.S., Europe, and other regions, if approved;

•	our ability to successfully commercialize our other product candidates;

•	our ability to have clinical and commercial products successfully manufactured consistent with FDA, EMA and other authorities’ regulations;

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

Until we can generate sufficient revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements as well as grant funding. If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect our shareholders’ rights. Further, to the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, our shareholders’ ownership interest will be diluted. If we raise additional capital through debt financing, it would be subject to fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain additional funding on favorable terms when needed, we may have to delay, reduce the scope of or terminate one or more of our research and development programs or clinical trials.

Our ability to raise additional capital may also be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic. We are also mindful that conditions in the current macroeconomic environment could affect our ability to achieve our goals. We sell our products in countries that face economic volatility and weakness. Although we have historically collected receivables from customers in such countries, sustained weakness or further deterioration of the local economies and currencies and adverse effects of the impact of the ongoing COVID-19 pandemic may cause customers in those countries to be unable to pay for our products. We will continue to monitor these conditions and will attempt to adjust our business processes, as appropriate, to mitigate macroeconomic risks to our business.

Recently Issued and Adopted Accounting Pronouncements

For information on the standards applied for the first time as of January 1, 2022 and 2021, please refer to our consolidated financial statements as of December 31, 2022 elsewhere in this Annual Report.

C.	Research and Development, Patents and Licenses, etc.

For a discussion of our research and development activities, see “Item 4.B — Business Overview” and “Item 5.A — Operating Results.”

D.	Trend Information

For a discussion of trends, see “Item 4.B — Business Overview,” “Item 5.A — Operating Results” and “Item 5.B — Liquidity and Capital Resources.”

E.	Critical Accounting Estimates

Our consolidated financial statements for the years ended December 31, 2020, 2021, and 2022, respectively, have been prepared in accordance with IFRS as issued by the IASB. The preparation of the consolidated financial statements requires us to make judgements, estimates and assumptions that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year.

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

Expected rebate and chargeback percentage

We recognize revenue net of estimated deductions for rebates and chargebacks. Due to our short history of product sales, we have limited directly comparable information of actual rebate claims or chargebacks, and our early sales information may have limited predictive value. We use the expected value method to estimate expected rebate and chargeback percentages for revenue deductions, which considers the likelihood of a rebate or chargeback being applicable to sales. The proportion of sales subject to a rebate or chargeback, is inherently uncertain and the Group’s estimates are based on internal assumptions, which may change as we develop more product experience, and third-party data, which we assess for reliability and relevance.

We are subject to state government Medicaid programs and other qualifying federal and state programs in the United States requiring rebates to be paid to participating state and local government entities, depending on the eligibility and circumstances of patients treated with KIMMTRAK after the Group has sold vials to specialty distributors. We are also subject to chargebacks from its specialty distributors under the 340B program in the United States, whereby qualifying hospitals are entitled to purchase KIMMTRAK at a lower price. For such sales, our specialty distributors charge back the difference between the wholesale acquisition cost and this lower price. Estimating expected rebate and chargeback percentages for revenue deductions is judgmental due to the time delay between the date of the sale to specialty distributors and the subsequent dates on which we are able to determine actual amounts of chargebacks and rebates. We form estimates of 340B chargeback deductions by analyzing sell-through data relating to the hospital mix of onward sales made by specialty distributors. For Medicaid and other rebates, we form estimates based on internal forecasts of the patient mix, information obtained from claims received and other industry data, and external health coverage statistics. Judgment is applied to consider the relevance and reliability of information used to make these estimates.

Judgment is also required in determining expected rebate percentages for the amount of our net pre-product revenue and product revenue in France. Rebates payable to the Economic Committee for Health Products (“CEPS”) under compassionate use, early access and commercial programs are subject to a high degree of estimation uncertainty. Our estimate of these rebates represents the difference between the expected agreed price for the commercial sale of KIMMTRAK in France, which is subject to negotiation, and the initial price of tebentafusp and KIMMTRAK sold under early access and commercial programs until this price is agreed. Analysis of further legislative requirements, sales volumes and the expected benefit of KIMMTRAK to patients in France is also required in the assessment of rebates payable. We apply judgement to assess internal targets, pricing information of other therapies approved for sale in France, information obtained from price negotiations of KIMMTRAK in other countries, and information connected with KIMMTRAK’s safety profile when forming its estimated rebate deduction from revenue.

We also apply judgment when recording net product revenue in Germany by considering internal targets, KIMMTRAK’s benefit rating and the progress of negotiations to estimate the expected rebate percentages for the amount payable on conclusion of the pricing process following recent legislative changes in the country.

Our total accrued revenue deductions at December 31, 2022, including amounts of £22.5 million for the critical estimates subject to greater estimation uncertainty and judgments described above, were £25.5 million. These are included within Accruals in Trade and other payables and within Non-current accruals in the Consolidated statement of financial position at December 31, 2022.

A 20% increase or decrease in our estimates of expected rebate and chargeback percentages for amounts payable to governments or government agencies for the critical estimates described above would have resulted in a £4.5 million reduction or increase, respectively, in Total revenue from the sale of therapies reported in the Consolidated statement of loss for the year ended December 31, 2022. We believe our expected values of accruals reported in the Consolidated statement of financial position are materially appropriate; however, due to the uncertainties and judgements outlined above, it is possible eventual amounts could significantly differ to these estimates.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth information regarding members of our executive officers and our directors, including their ages as of December 31, 2022.

Name	Age	Position(s)
Executive Officers:
Bahija Jallal, Ph.D.	61	Chief Executive Officer and Director
Brian Di Donato	56	Chief Financial Officer and Head of Strategy
David Berman, M.D., Ph.D.	52	Head of Research and Development
Tina St Leger	54	Chief Human Resources Officer
Non-Executive Directors:
Professor Sir John Bell	70	Chairman of the Board of Directors
Travis Coy	42	Director
Roy S. Herbst, M.D., Ph.D	59	Director
Robert Perez	58	Director
Kristine Peterson	63	Director
Professor Sir Peter Ratcliffe	68	Director
Siddharth Kaul	62	Director

Executive Officers

Bahija Jallal, Ph.D. has served as our Chief Executive Officer since January 2019. Previously, she served as President of MedImmune, LLC, at AstraZeneca plc’s global biologics research and development unit, and Executive Vice President of AstraZeneca plc and a member of its senior executive team, where she worked from 2008 to 2019. Prior to joining MedImmune, Dr. Jallal was vice president, drug assessment and development, at Chiron Corporation. Dr. Jallal currently serves on the board of directors of Anthem, Inc. She is also a member of the Board of Trustees of the Johns Hopkins University and the board of directors of the University of Maryland Health Sciences Research Park Corporation. Dr. Jallal is also a Council Member of the Government-University-Industry Research Roundtable of the National Academies of Sciences, Engineering and Medicine, and the past president of the Association of Women in Science. Dr. Jallal received her Ph.D. in Physiology from Université de Paris VI, France and conducted her post-doctorate work in molecular biology and oncology at the Max Planck Institute for Biochemistry in Germany. We believe Dr. Jallal’s extensive experience in the biotechnology industry, leading drug research and development efforts, her educational background and her knowledge of our company as our Chief Executive Officer, qualify her to serve on our board of directors.

Brian Di Donato has served as our Chief Financial Officer since April 2020. He joined us from Achillion Pharmaceuticals, Inc., where he was Chief Financial Officer from August 2018 to May 2020. Prior to joining Achillion, Mr. Di Donato was a private investor and a full-time student at Pennsylvania State University from May 2015 to May 2018. Previously, Mr. Di Donato held positions as Co-Portfolio Manager at Sorin Capital Management, where he worked from 2008 to 2014, and President and Chief Investment Officer at Capmark Investments, where he worked from 2002 to 2008. Mr. Di Donato also serves on the board of directors of iECURE. Mr. Di Donato holds an M.B.A. from New York University’s Stern School of Business and B.S. degrees in biology from Penn State University and in mechanical engineering from Villanova University. Prior to business school, he was an aerospace engineering officer in the U.S. Navy.

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

Tina St. Leger has served as our Chief Human Resources Officer since February 3, 2022. Previously, she served as Chief Human Resources at GW Pharmaceuticals from July 2019 to December 2021. Prior to joining GW Pharmaceuticals, Ms. St. Leger served in various human resources positions at GlaxoSmithKline, where she worked from 2005 to 2019. Ms. St.Leger holds a B.Sc. from the University of St. Andrews.

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

Roy Herbst, M.D., Ph.D. has served on our board of directors since January 2021. He currently serves as Ensign Professor of Medicine, Deputy Director of Yale Cancer Center and Chief of Medical Oncology at Yale Cancer Center and Smilow Cancer Hospital. Previously, Dr. Herbst served as the Barnhart Distinguished Professor and Chief of the Section of Thoracic Medical Oncology in the Department of Thoracic/Head and Neck Medical Oncology, at the University of Texas M.D. Anderson Cancer Center from 1991 to 2011. He also served as Professor in the Department of Cancer Biology and Co-Director of the Phase I Clinical Trials Program from 2002 to 2011. In 2020, Dr. Herbst was awarded the Distinguished Public Service Award for Exceptional Leadership in Cancer Science Policy by the American Association for Cancer Research. He is also a member of the board of directors of the American Association for Cancer Research, the International Association for the Study of Lung Cancer, Shanghai Junshi Biosciences Co., Ltd. and the Thoracic Malignancy Steering Committee at the National Cancer Institute. We believe Dr. Herbst’s extensive scientific background and expertise in cancer treatment and research qualifies him to serve on our board of directors.

Robert Perez has served on our board of directors since September 2019. Mr. Perez is an Operating Partner and part of General Atlantic’s Operations Group, with a particular focus on the biopharma and life sciences sectors. Before joining General Atlantic in 2019, he served as Managing Director of Vineyard Sound Advisors, LLC, an advisory practice focused on growth companies in the biopharmaceutical industry, from March 2015 to January 2019. Prior to that, Mr. Perez was with Cubist Pharmaceuticals, Inc. from 2003 until its sale to Merck & Co. in 2015, where he held various positions of increasing responsibility, including most recently as its President and Chief Executive Officer. Mr. Perez currently serves on the board of directors of Vir Biotechnology, Inc. and Third Harmonic Bio, Inc., and he previously served on the board of directors of AMAG Pharmaceuticals, Zafgen, Inc., Spark Therapeutics, Inc., Unum Therapeutics and Cidara Therapeutics. We believe Mr. Perez’s breadth of experience in investing and serving on boards of other companies in the biopharma and life sciences industries and his extensive management experience qualify him to serve on our board of directors.

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

Siddharth Kaul has served on our board of directors since June 2022. Mr. Kaul is a seasoned finance professional with deep expertise within the life sciences industry. He retired as Group Treasurer and Head of Business Planning and Analysis at Novartis in 2021 after a 17-year career at the company, where his previous roles included serving as Novartis' Chief Financial Officer, Pharma Europe and Chief Financial Officer, Pharma U.S. Mr. Kaul led the Novartis strategic review and spin-off of Alcon, Novartis' eye care business. Prior to joining Novartis, Mr. Kaul spent two decades at Procter & Gamble, where he worked in a number of finance leadership roles across financial planning and analysis, strategic planning, and accounting and auditing in the United States and Japan. Mr. Kaul holds a Bachelor of Science in Business Administration from West Virginia University and a Master of Business Administration from Indiana University Bloomington. We believe that Mr. Kaul's extensive experience in finance qualifies him to serve on our board of directors.

Diversity of the Board of Directors

The table below provides certain information regarding the diversity of our board of directors as of December 31, 2022.

Board Diversity Matrix

Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	-
Did Not Disclose Demographic Background	1

The information regarding the diversity of our board of directors as of December 31, 2021 is available in our Annual Report on Form 20-F for the year ended December 31, 2021.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation

Compensation of Executive Officers and Directors
For the year ended December 31, 2022, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was £3.1 million ($3.8 million), (2021: £2.2 million). Dollar amounts have been converted using the average exchange rate of 1.2369 for the year ended December 31, 2022. In 2022, our highest paid director was Dr Bahija Jallal, our Chief Executive Officer, who received compensation of £1.1 million ($1.4 million) (2021: £0.9 million).

We maintain performance-based bonus arrangements with our executives pursuant to the terms of their services agreements (or otherwise pursuant to our discretionary annual bonus arrangements). The compensation amounts above include bonus amounts in respect of the year ended December 31, 2022 payable to members of our board of directors and our executive officers of £1.1 million ($1.4 million), of which £0.5 million ($0.6 million) is payable to Dr Jallal (being the only director eligible to receive such a bonus). We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers, although we made defined contribution pension contributions to a 401(k) plan on behalf of our directors or executive officers in an aggregate amount of £41,979 ($50,698) during the year ended December 31, 2022, which amount is included in the foregoing aggregate compensation figure.
For the year ended December 31, 2022, the table below outlines the compensation payable to each of our directors and the rest of our executive officers (other than Dr Jallal) as a group. In the case of Dr Jallal, our chief executive officer, the table below sets forth the compensation paid to her for services as a member of our senior management. She does not receive any compensation for serving as an executive director. For executive compensation not paid in U.S. dollars, amounts in pounds sterling have been translated for convenience to U.S. dollars at a rate of 1.2077.

Name	Salary and Fees $	Benefits $	Pension (401(k)) $	Total Fixed Remuneration $	Annual Bonus $		Total Remuneration $	Share-Based Awards Number (1)
Executive Director
Bahija Jallal, Ph.D.	700,000	46,106	15,250	761,356	656,250	(2)	1,417,606	445,577

Non-Executive Directors
Professor Sir John Bell	85,288	—	—	85,288	—		85,288	14,176
Travis Coy(3)	—	—	—	—	—		—	—
Roy Herbst, M.D., Ph.D.	56,199	—	—	56,199	—		56,199	14,176
Robert Perez(3)	—	—	—	—	—		—	—
Kristine Peterson	56,219	—	—	56,219	—		56,219	14,176
Professor Sir Peter Ratcliffe	57,158	—	—	57,158	—		57,158	14,176
Siddharth Kaul	32,610	—	—	32,610	—		32,610	10,268

Other Executive Officers	1,290,048	72,726	35,448	1,398,222	687,289		2,085,511	325,114

Total compensation	2,227,522	118,832	50,698	2,447,052	1,343,539		3,790,591	837,663

Notes to the compensation table:

1.
The share-based awards included in the table above, reflect the number of share options awarded during the year ended December 31, 2022.  The fair value of these share options ranged from $15.10 to $21.72, and were valued using the Black-Scholes option pricing model.  The assumptions used in the valuations can be found in Note 19 to the Consolidated financial statements. Further information regarding these awards including date of grant, exercise price and expiration date is disclosed in the table below.

2.
Represents a performance-based cash bonus awarded to Dr. Jallal in connection with the achievement of 2022 annual performance milestones (paid in 2023) pursuant to the terms of her amended and restated employment agreement. Dr. Jallal was assigned a target bonus expressed as a percentage of her base salary, and the target bonus amount for Dr. Jallal for 2022 was set 75%. For 2022, the Board determined to award Dr. Jallal an annual bonus of $656,250 (reflecting an achievement level of 100%), as reflected in the “Annual Bonus” column of the table above.

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

Outstanding Equity Awards, Grants and Option Exercises

The following table summarizes the options granted to our executive director and our non-executive directors and executive officers during the year ended December 31, 2022 and prior periods.

Name	Ordinary Shares Underlying Option Award	Exercise Price ($)	Grant Date(1)	Expiration Date
Executive Director
Bahija Jallal, Ph.D.(2)(3)	445,577	24.66	February 16, 2022	February 16, 2032
	2,076,080	26.00	February 4, 2021	February 4, 2031
	28,345	17.46	October 30, 2020	October 30, 2030
	2,079,470	17.46	January 7, 2019	January 7, 2029

Non-Executive Directors(4)(5)(6)(7)
Professor Sir John Bell	14,176	25.83	May 12, 2022	May 12, 2032
	33,985	26.00	February 4, 2021	February 4, 2031
	18,215	17.46	November 16, 2020	November 16, 2030
	1,335	40.93	December 13, 2016	December 12, 2026
	1,335	40.93	September 9, 2016	September 8, 2026
	6,915	11.83	June 12, 2015	June 11, 2025

Roy Herbst, M.D., Ph.D.	14,176	25.83	May 12, 2022	May 12, 2032
	10,620	26.00	February 4, 2021	February 4, 2031

Kristine Peterson	14,176	25.83	May 12, 2022	May 12, 2032
	13,778	26.00	February 4, 2021	February 4, 2031
	11,520	17.46	November 16, 2020	November 16, 2030

Siddharth Kaul	10,268	34.44	June 8, 2022	June 8, 2032
Professor Sir Peter Ratcliffe	14,176	25.83	May 12, 2022	May 12, 2032

Other Executive Officers	70,000	29.87	April 1, 2022	April 1, 2032
	255,114	24.66	February 16, 2022	February 16, 2032
	875,507	26.00	February 4, 2021	February 4, 2031
	831,790	17.46	July 16, 2020	July 16, 2030
	300,000	17.46	April 30, 2020	April 30, 2030

Notes to the options table:

1.	Options granted during 2021 were granted at the time of our IPO. The exercise price of $26.00 is equal to the price per ADS sold in the IPO, and the awards have no performance conditions attached.
2.
Options granted to Dr. Jallal on February 16, 2022, February 4, 2021, and October 30, 2020, vest over a four-year period from the date of grant. Twenty-five percent of the shares subject to the February 4, 2021 award vested on the first anniversary of the vesting commencement date, and the remaining shares vest in quarterly installments thereafter, subject to the officer’s continued service through each vesting date. The options granted on October 30, 2020 have a vesting commencement date of April 1, 2020. Twenty-five percent of the shares subject to the October 30, 2020 award vest on the first anniversary of the vesting commencement date (April 1, 2021), and the remaining shares vest in quarterly installments thereafter, subject to the officer’s continued service through each vesting date.

3.
The options granted to Dr. Jallal on January 7, 2019 vesting over a five-year period were modified during 2020 and immediately prior to the IPO. The incremental fair values arising on these modifications for accounting purposes were $3.84 and $5.19, respectively.

4.	Options granted to Siddharth Kaul on June 8, 2022 vest in monthly installments over three years from the date of grant.
5.	Other options granted to our non-executive directors on May 12, 2022 vest after one year from the date of grant.

6.
All option awards granted to our non-executive directors prior to 2022 vest over a four-year period from the date of grant, with 25% of the award vesting on the first anniversary of the grant date and the remaining shares vesting in quarterly installments thereafter, subject to the director’s continued service through each vesting date.

7.
Robert Perez and Travis Coy were originally nominated to our board of directors by Eli Lilly S.A. and General Atlantic, respectively, pursuant to our Series C Shareholders’ Agreement, which granted a right to each of Eli Lilly S.A. and General Atlantic to appoint an individual to our board. Both directors elected to forgo remuneration in respect of their services as non-executive directors.

As of December 31, 2021, our officers and directors collectively held options to purchase an aggregate of 6,288,895 ordinary shares. No options were exercised by these persons during the year ended December 31, 2022.

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

Composition of Our Board of Directors

Our board of directors is currently composed of eight members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that Professor Sir John Bell, Mr. Coy, Dr. Herbst, Mr. Kaul, Mr. Perez, Ms. Peterson, and Professor Sir Peter Ratcliffe, representing seven of our eight directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

In accordance with our articles of association, one-third of our directors will retire from office at each annual general meeting of shareholders. At each annual general meeting, the directors whose terms expire will retire and are eligible for re-appointment by ordinary resolution at such annual general meeting. At each annual general meeting, the successors to directors whose terms then expire or the directors who have been re-appointed will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•
Class I consists of Travis Coy, Peter Ratcliffe and Roy S. Herbst, who were each re-appointed at our annual general meeting which was be held in May 2022, and whose terms will expire at our annual general meeting to be held in 2025;

•	Class II consists of Robert Perez, Kristine Peterson and Siddharth Kaul, whose terms will expire at our annual general meeting to be held later this year; and
•	Class III consists of John Bell and Bahija Jallal, whose terms will expire at our annual general meeting to be held in 2024.

	Current position(s)	Year of initial appointment	Term expiration year
Bahija Jallal	Chief Executive Officer and Director	2019	2024
Professor Sir John Bell	Chairman of the Board of Directors	2015	2024
Travis Coy	Director	2019	2025
Roy S. Herbst, M.D., Ph.D.	Director	2021	2025
Robert Perez	Director	2019	2023
Kristine Peterson	Director	2017	2023
Professor Sir Peter Ratcliffe	Director	2020	2025
Siddharth Kaul	Director	2022	2023

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

Non-Executive Director Remuneration Policy

In January 2021, our board adopted our non-executive director remuneration policy, which was most recently amended in February 2023. Robert Perez and Travis Coy have each elected to forgo remuneration in respect of their services as non-executive directors.

Cash Compensation

Under this policy, we pay each of our non-executive directors annual fees for service on our board of directors and committees of our board of directors, which amounts may be amended from time to time by the board of directors. We also reimburse non-executive directors for all reasonable and properly documented expenses related to attendance at board and committee meetings. Non-executive directors may also be provided with tax-equalisation benefits. Non-executive directors do not receive any pension benefits or cash in lieu thereof.

Non-executive directors are eligible to receive cash compensation as follows:

Annual Fee Retainer ($)
Annual fee for board of director chairman (in addition to annual member service retainer)	30,000
Annual fee for board of director member	40,000
Additional fee for audit committee chair	7,500
Additional fee for audit committee member	7,500
Additional fee for nominating and corporate governance committee chair	5,000
Additional fee for nominating and corporate governance committee member	4,000
Additional fee for remuneration committee chair	4,000
Additional fee for remuneration committee member	5,000

Equity Compensation

In addition to cash compensation, each non-executive director is eligible to participate in the Non-Employee Sub-Plan to our Equity Incentive Plan as described in additional detail under “Equity Incentives.” All share options granted under our non-executive director remuneration policy will be nonstatutory stock options, with an exercise price per share equal to 100% of the fair market value (as such term is defined in our 2021 EIP) of the underlying Shares on the date of grant, and a term of ten years from the date of grant, subject to earlier termination in connection with a termination of service (as such term is defined in our 2021 EIP).

Initial Grant

Each eligible director who is first elected or appointed to our board of directors automatically, and without further action by our board of directors or the Remuneration Committee of our board of directors, upon the date of his or her initial election or appointment to be an eligible director (or, if such date is not a market trading day, the first market trading day thereafter), be granted a share option to purchase an estimated $185,000 of ordinary shares, or the Initial Grant. The shares subject to each Initial Grant will vest in equal monthly installments over a three year period such that the option is fully vested on the third anniversary of the date of grant; provided, that the eligible director continues to be a service provider (as such term is defined in our 2021 EIP) through each such vesting date.

Annual Grant

At the close of business on the date of each of our annual general meetings, each eligible director who continues to serve as a non-employee member of our board of directors following such meeting will be automatically, and without further action by our board of directors or the Remuneration Committee of our board of directors, be granted a share option to purchase an estimated $185,000 of ordinary shares, or the Annual Grant. The shares subject to the Annual Grant will vest at the earlier of (i) the one-year anniversary of the date of grant and (ii) the day immediately prior to the date of our next annual general meeting; provided, that the eligible director continues to be a service provider (as defined in the 2021 EIP) through such vesting date.

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

Audit Committee

Our audit committee is composed of Mr. Coy,  Dr. Herbst, Mr. Kaul, Mr. Perez, and Professor Sir Peter Ratcliffe, and assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Coy serves as chairman of the audit committee. The audit committee consists exclusively of members of our board who are financially literate, and Mr. Coy is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our audit committee is composed solely of independent directors under the requirements of the Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act, subject to the phase-in periods available to newly-listed companies.

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

Remuneration Committee

Our remuneration committee is composed of Mr. Coy, Ms. Peterson, Professor Sir John Bell, Mr. Perez, and Mr. Kaul and assists the board of directors in determining executive officer compensation. Ms. Peterson and Professor Sir John Bell serve as co-chairs of the remuneration committee.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is composed of Professor Sir John Bell, Mr. Perez, Ms. Peterson , and Professor Sir Peter Ratcliffe, and assists our board of directors in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board and in developing our corporate governance principles. Mr. Perez serves as chairman of the nominating and corporate governance committee.

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

As of December 31, 2022, we had 408 full-time employees, 128 (31%) of whom hold Ph.D. degrees. Of these employees, 286 are engaged in research and development activities and 122 are engaged in commercial, business development, finance, information systems, facilities, human resources or administrative support. None of our employees are subject to collective bargaining agreements. We consider our relationship with our employees to be good.

	At December 31,
	2022	2021	2020
Function:
Administrative	122	77	55
Research and development	286	247	236
Total	408	324	291
Geography:
United Kingdom	318	264	242
European Union	4	2	2
United States	86	58	47
Total	408	324	291

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees,  and directors through the granting of equity-based compensation awards.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B Compensation” and “Item 7.A Major Shareholders.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not Applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our voting ordinary shares and non-voting ordinary shares as of February 1, 2023 for:
•	each beneficial owner of 5% or more of our outstanding ordinary shares and non-voting ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of February 1, 2023. Percentage ownership calculations are based on 48,119,223 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of February 1, 2023, of which 2,164,960 shares are non-voting ordinary shares.
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

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (#)	Percent of Ordinary Shares Beneficially Owned (%)
5% or Greater Shareholders:
Entities affiliated with RTW(1)	5,559,322	11.55%
Entities affiliated with Baker Brothers (2)	4,685,690	9.74%
Entities affiliated with Rock Springs Capital (3)	3,321,066	6.90%
Entities affiliated with General Atlantic (4)	3,225,700	6.70%
Eli Lilly S.A. (5)	2,548,145	5.30%

Executive Officers and Directors:
Bahija Jallal, Ph.D. (6)	2,728,523	5.37%
Brian Di Donato (7)	440,382	*
David Berman, M.D., Ph.D. (8)	1,095,579	2.23%
Tina St. Leger	0	—
Professor Sir John Bell (9)	58,244	*
Travis Coy	0	—
Roy Herbst(10)	5,310	*
Siddharth Kaul(11)	2,282	*
Robert Perez	0	—
Kristine Peterson (12)	18,409	*
Professor Sir Peter Ratcliffe(13)	333	*
All current directors and executive officers as a group (11 persons) (14)	4,349,062	8.29%

*	Represents beneficial ownership of less than one percent.

(1)
The information shown is based upon disclosures on a Schedule 13G filed with the SEC on February 14, 2023. Consists of 5,559,322 [ADSs] held by certain funds managed by RTW Investments, LP (collectively, the “RTW Funds”). RTW Investments, LP is the investment adviser to the RTW Funds. Roderick Wong, M.D. is the Managing Partner and Chief Investment Officer of RTW Investments, L.P. Each of the RTW Funds and Dr. Wong disclaims any beneficial ownership of the shares directly held by the RTW Funds, except to the extent of its or his pecuniary interest therein. The address for each of these entities and individuals is 40 10th Avenue, Floor 7, New York, New York 10014.

(2)
The number reported includes (i) 186,127 ordinary shares held in the form of ADSs and 173,907 non-voting ordinary shares held directly by 667, L.P. (“667”) and (ii) 2,334,603 ordinary shares held in the form of ADSs and 1,991,053 non-voting ordinary shares held directly by Baker Brothers Life Sciences, L.P. (“Life Sciences”, and together with 667, the “BBA Funds”). The non-voting ordinary shares may only be redesignated on a 1-for-1 basis into ordinary shares to the extent that after giving effect to such redesignation the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding ordinary shares (“Beneficial Ownership Limitation”). By written notice to Immunocore, the BBA Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to the BBA Funds to any other percentage not in excess of 19.9%. Any such increase will not be effective until the 61st day after such notice is delivered to Immunocore. As a result of this restriction, the number of non-voting ordinary shares that may be redesignated into ordinary shares by the above holders may change depending upon changes in the outstanding ordinary shares. The Adviser is the investment adviser to the BBA Funds and has the sole voting and investment power with respect to the securities held by the BBA Funds and thus may be deemed to beneficially own such securities. Baker Bros. Advisors (GP) LLC (the “Adviser GP”) is the sole general partner of the Baker Bros. Advisors LP (the “Adviser”) and thus may be deemed to beneficially own the securities held by the BBA Funds. The managing members of the Adviser GP are Julian C. Baker and Felix J. Baker, who may be deemed to beneficially own the securities held by the BBA Funds. Julian C. Baker, Felix J. Baker, the Adviser and the Adviser GP disclaim beneficial ownership of all shares held by the BBA Funds, except to the extent of their indirect pecuniary interest therein. The business address of the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker is 860 Washington Street, 3rd Floor, New York, NY 10014.

(3)
This information shown is based upon disclosures on a Schedule 13G filed with the SEC on February 14, 2023. Consists of (i) 2,972,500 ADSs held by Rock Springs Capital Master Fund LP (the “Master Fund”) and (ii) 348,566 ADSs owned by Four Pines Master Fund LP (“Four Pines”). Rock Springs Capital Management LP (the “Investment Advisor”) is the investment advisor to the Master Fund and Four Pines. The Investment Advisor is ultimately owned and controlled by Kris Jenner, Mark Bussard and Graham McPhail. The general partner of the Master Fund is Rock Springs Capital LLC and the general partner of Four Pines is Four Pines General Partner LLC (the “General Partners”). The General Partners are each also ultimately owned and controlled by Kris Jenner, Mark Bussard and Graham McPhail. Kris Jenner, Mark Bussard and Graham McPhail disclaim beneficial ownership of these shares, except to the extent of their indirect pecuniary interest therein, if any. The address of the Investment Advisor is 650 South Exeter Street, Suite 1070, Baltimore, Maryland 21202.

(4)
The information shown is based upon disclosures on a Schedule 13D/A filed with the SEC on January 17, 2023. Consists of 950,000 ADSs and 2,275,700 ordinary shares, held by GA IMC Holding, L.P. The limited partners that share beneficial ownership of the shares held by GA IMC Holding are the following General Atlantic investment funds: General Atlantic Partners (Bermuda) EU, L.P. (“GAP EU”), General Atlantic Partners (Bermuda) IV, L.P. (“GAP IV”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments V, LLC (“GAPCO V”) and GAP Coinvestments CDA, LLC (“GAPCO CDA”). The general partner of GAP EU and GAP IV is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) Limited (“GAP (Bermuda) Limited”) is the general partner of GenPar Bermuda. General Atlantic’s address is c/o Conyers Client Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton MM II, Bermuda.

(5)
The information shown is based upon disclosures on a Schedule 13G filed with the SEC on February 10, 2022 by Eli Lilly S.A and Eli Lilly and Company. Consists of  2,548,145 ordinary shares. Their business address is 16, Chemin des Coquelicots, 12 Geneva, Switzerland.

(6)	Consists of 2,728,523 ordinary shares underlying options that are or will be exercisable within 60 days of February 1, 2023 held by Dr. Jallal.

(7)	Consists of (a) 19,230 ordinary shares held by Mr. Di Donato and (b) 421,152 ordinary shares underlying options that are or will be exercisable within 60 days of February 1, 2023 held by Mr Di Donato.

(8)	Consists of 1,095,579 ordinary shares underlying options that are or will be exercisable within 60 days of February 1, 2023 held by Dr. Berman.

(9)	Consists of (a) 13,452 ordinary shares and (b) 44,792 ordinary shares underlying options that are or will be immediately exercisable within 60 days of February 1, 2023 held by Professor Sir John Bell.

(10)	Consists of 24,796 ordinary shares underlying options that are or will be exercisable within 60 days of February 1, 2023 held by Mr. Herbst.

(11)	Consists of 2,282 ordinary shares underlying options that are or will be exercisable within 60 days of February 1, 2023 held by Mr. Kaul.

(12)	Consists of 18,409 ordinary shares underlying options that are or will be exercisable within 60 days of February 1, 2023 held by Ms. Peterson.

(13)	Consists of 333 ordinary shares held by Professor Sir Ratcliffe.

(14)	Consists of (a) 33,015 ordinary shares and (b) 4,316,047 ordinary shares underlying options that are or will be exercisable within 60 days of February 1, 2023.

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

As of December 31, 2022, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States other than ADSs held by the entities set forth in the table above and certain other holders that we know to be non-residents of the United States, we estimate that approximately 48% of our outstanding ordinary shares (including ordinary shares underlying ADSs) were held in the United States by 139 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

Securities Purchase Agreement and Registration Rights Agreement

On July 15, 2022, we entered into a securities purchase agreement, or Securities Purchase Agreement, with General Atlantic, Baker Brothers, Rock Springs Capital, and RTW (the “Investors”), pursuant to which we sold an aggregate of 3,733,333 ordinary shares, nominal value £0.002, consisting of 2,000,000 ADSs, and 1,733,333 non-voting ordinary shares, to the Investors through a private investment in public equity (“PIPE”) at a purchase price of $37.50 per ADS/non-voting ordinary share, for gross proceeds of approximately $140 million.

Also on July 15, 2022, we entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors, pursuant to which we agreed to register for resale the ADSs and the non-voting ordinary shares (the “Registrable Securities”). Under the Registration Rights Agreement, we agreed to use reasonable best efforts to file a registration statement covering the resale of the Registrable Securities by no later than September 30, 2022. We agreed to use reasonable best efforts to cause such registration statement to become effective as soon as practicable and to keep such registration statement effective until the date that (i) the Registrable Securities have been sold pursuant to an effective registration statement; (ii) the Registrable Securities have been sold by the Investors pursuant to Rule 144 (or another similar rule); (iii) the Registrable Securities have been sold or may be resold pursuant to Rule 144 without limitations or restrictions as to volume or manner of sale and without regard to compliance with any “current public information” requirement; or (iv) the date that is four (4) years from the Closing Date. The Company has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities. In connection with the Registration Rights Agreement, we filed a prospectus supplement to the prospectus dated April 4, 2022 on September 30, 2022.

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

Legal Proceedings

We consider it in the ordinary course of our business that our patents and trademarks may become subject to adversarial proceedings.  One of our patents, European Patent No. EP3116901, directed to a research tool relating to our ImmTAX platform, was opposed at the European Patent Office.  Following the opposition hearing, the Opposition Decision issued a decision in favour of Immunocore, maintaining the patent as granted.  The proceedings remain pending following the opposing party’s appeal of the decision.  We do not believe the ultimate resolution of this existing matter would have a material adverse effect on our business or financial condition and will also have no material adverse effect on the development of our product candidates. Trademark applications for our IMMTAX wordmark have been challenged by Immatics Biotechnologies GmbH (Immatics) in the UK, EU and US.   A recent decision by the UK Intellectual Property Office (UKIPO) following the commencement of an invalidation action by Immatics found in favour of Immunocore.  Immatics has subsequently filed an appeal of this decision.  An ongoing invalidation action commenced by Immatics against our EU IMMTAX registration also remains pending.  In addition, our U.S. trademark application for IMMTAX remains subject to an opposition by Immatics.  In response, Immunocore has brought counterclaims against three of Immatics’s U.S. registered trademarks for IMMATICS.  If we are unsuccessful in defending one or more of these actions, we may be required to change our branding for our ImmTAX platform, which may cause us to incur substantial costs and impede our ability to build and sustain name recognition for ImmTAX.

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

Based on our analysis of our activities and our income and assets, we believe that we were not a PFIC for our taxable year ending December 31, 2022. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes (including goodwill) may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Accordingly, if our market capitalization declines while we hold a substantial amount of cash and cash-equivalents for any taxable year we may be a PFIC for that taxable year. Under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive financing income. Therefore, we cannot express an expectation regarding our PFIC status for the current or any future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band. The annual tax-free dividend allowance will be reduced to £1,000 with effect from April 2023, and then to £500 with effect from April 2024.

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

Issue of ADSs

No U.K. stamp duty or SDRT is payable on the issue of ADSs in the company.

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

Our principal financial assets include trade and other receivables and cash and security deposits that derive directly from our operations. Our principal financial liabilities comprise our borrowings under the Pharmakon Loan Agreement, lease liabilities and trade and other payables. The main purpose of these financial liabilities is to finance our operations. In connection with our entry into a subscription agreement with the Gates Foundation, we terminated the outstanding note purchase agreement by deed of termination as the terms of the subscription agreement provide that the Gates Foundation would instead subscribe for the remaining amount of the loan as part of a concurrent private placement in connection with our initial public offering in February 2021.

Interest Rate Risk

Our exposure to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. As a result of entering into the Loan Agreement with Oxford Finance, we were exposed to interest rate risk as a variable rate of interest are applied within a defined cap and collar over the term of the debt. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements. Following, repayment of the loan with Oxford Finance, under the first tranche of the loan drawn down under the Pharmakon Loan Agreement, we pay a fixed rate of interest.

We are currently not subject to interest rate risks related to any other liabilities shown in the statement of financial position.

Currency Risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations in value of foreign currency cash and cash equivalent balances held by our main operating subsidiary in the U.K., our operating activities in the United States, and outsourced supplier agreements denominated in currencies other than pound sterling.
Our cash and cash equivalents were £332.5 million and £237.9 million as of December 31, 2022 and 2021, respectively. As of December 31, 2022, 88% of our cash and cash equivalents were held by our U.K. subsidiary, of which 34% were denominated in pounds sterling, 56% were denominated in U.S. dollars and 10% were denominated in euros. The significant remainder of our cash and cash equivalents are held in the United States and denominated in U.S. dollars. Changes in exchange rates had a material impact on U.S. dollar balances held by the Group’s main operating subsidiary in the U.K. during September 2022, which resulted in material foreign exchange gains in the Consolidated income statement due to the appreciation of the subsidiary’s U.S. dollars in pounds sterling terms. Further movements in exchange rates or returns to previous exchange rate levels have caused, and may continue to cause, material fluctuations or equivalent losses in the Consolidated income statement.
A five percentage point increase in exchange rates would reduce the carrying value of net financial assets and liabilities held in foreign currencies at December 31, 2022 by £5.2 million and as at December 31, 2021 by £2.3 million. A five percentage point decrease in exchange rates would increase the carrying value of net financial assets and liabilities held in foreign currencies at December 31, 2022 by £5.2 million and as at December 31, 2021 by £2.3 million.
Credit Risk
We are exposed to credit risk from our operating activities, primarily trade receivables, and cash, cash equivalents and deposits held with banks and financial institutions. Cash, cash equivalents and deposits are maintained with high-quality financial institutions in the United Kingdom and United States. We are also potentially subject to concentrations of credit risk in our trade receivables. Concentrations of credit risk are with respect to trade receivables owed by a limited number of companies comprising our customer base. Our exposure to credit losses is low, however, owing largely to the credit quality of our distributors, collaboration partners, and other customers, the significant majority of which are considerably larger than us.

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

Citibank, N.A., as depositary bank, registers and delivers our American Depositary Shares, also referred to as ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with Citibank, N.A., London Branch, or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate office at which the ADSs are administered is located at 388 Greenwich Street, New York, New York 10013. A deposit agreement among us, the depositary and the ADS holders sets out ADS holder rights as well as the rights and obligations of the depositary. A copy of the deposit agreement is incorporated by reference as an exhibit to this Annual Report.

Fees and Charges

As an ADS holder, you will be required to pay the following fees to the Depositary under the terms of the deposit agreement:

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

We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2022. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.
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
Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2022 based on the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, management has concluded that our internal control over financial reporting as of December 31, 2022 was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

C.	Attestation Report of the Registered Public Accounting Firm

Our independent registered public accountant, KPMG LLP, who audited the consolidated financial statements included in this annual report, have audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. KPMG LLP’s report is included below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Immunocore Holdings plc:

Opinion on Internal Control Over Financial Reporting

We have audited Immunocore Holdings plc and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of loss and, other comprehensive (loss)/income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes collectively, and our report dated March 1, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

London, United Kingdom

March 1, 2023

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

KPMG LLP has served as our independent registered public accountant since 2009 and has audited our consolidated financial statements for the years ended December 31, 2022 and 2021.
The following table shows the aggregate fees for services rendered by KPMG LLP to us and our subsidiaries, in the fiscal year ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022		2021
	£	’000	£	’000
Audit fees		£1,107		£775
Total		£1,107		£775

Audit fees. Audit fees consisted of fees for the audit of our annual financial statements and other professional services provided in connection with the statutory and regulatory filings or engagements, including fees for the review of our interim financial information, comfort letters and consents.

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

While there has been no change in our certifying accountant, we announced on November 9, 2022 that we intend to propose to shareholders at our 2023 Annual General Meeting in May 2023 that Deloitte LLP be appointed to serve as our U.K. statutory auditor and our independent registered public accounting firm for the fiscal year ending December 31, 2023. This decision was taken following a competitive audit tender. KPMG LLP, our current independent registered public accounting firm, is expected to resign before the 2023 Annual General Meeting to be held in May 2023. Upon KPMG LLP’s resignation, the board of directors will appoint Deloitte LLP as our U.K. statutory auditor and independent registered public accounting firm, subject to shareholder approval at the 2023 Annual General Meeting.

During the two fiscal years ended December 31, 2022 and 2021 and any subsequent interim period there were: (1) no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, and (2) no reportable events as defined under Item 16F(a)(1)(v).

The audit reports of KPMG LLP on the consolidated financial statements of Immunocore Holdings plc and subsidiaries as of and for the years ended December 31, 2022 and 2021, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The Company has requested that KPMG LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated March 1, 2023, is filed as Exhibit 16.1 to this annual report.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.
PART III

Item 17.	Financial Statements.

See pages F-1 through F-47 of this Annual Report.

Item 18.	Financial Statements.

Not applicable

Item 19.	Exhibits

Exhibit	Description	Incorporation by Reference
		Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of Immunocore Holdings plc.	20-F	001-39992	1.1	03/25/21

2.1	Deposit Agreement.	20-F	001-39992	2.2	03/25/21

2.2	Form of American Depositary Receipt (included in Exhibit 2.2).	20-F	001-39992	2.3	03/25/21

2.3	Description of Securities.	20-F	001-39992	2.4	03/25/21

4.1	Subscription Agreement between the Registrant and the Bill & Melinda Gates Foundation, dated February 3, 2021.	F-1/A	333-252166	4.3	02/03/21

4.2†	Research Collaboration and License Agreement, dated as of June 14, 2013, by and among the Registrant, Genentech, Inc. and F. Hoffman-La Roche Ltd, as amended on September 27, 2016.	F-1	333-252166	10.5	01/15/21

4.3†	License Agreement, dated as of September 27, 2016, between the Registrant and Genentech, Inc.	F-1	333-252166	10.8	01/15/21

4.4†	License and Collaboration Agreement, dated as of November 15, 2018, by and among the Registrant, Genentech, Inc. and F. Hoffman-La Roche Ltd.	F-1	333-252166	10.9	01/15/21

4.5	Amended and Restated Global Access Commitments Agreement, dated as of March 2, 2020, between the Registrant and the Bill & Melinda Gates Foundation.	F-1	333-252166	10.11	01/15/21

4.6†	First Amendment to the Amended and Restated Global Access Commitments Agreement, dated as of February 3, 2021, between the Registrant and the Bill & Melinda Gates Foundation.	F-1/A	333-252166	10.12	02/03/21

4.7	Lease, dated as of March 28, 2017, between the Registrant and MEPC MILTON PARK NO. 1 LIMITED and MEPC MILTON PARK NO. 2 LIMITED, on behalf of MEPC Milton LP.	F-1	333-252166	10.13	01/15/21

4.8	Lease, dated as of December 28, 2017, between the Registrant and MEPC MILTON PARK NO. 1 LIMITED and MEPC MILTON PARK NO. 2 LIMITED, on behalf of MEPC Milton LP.	F-1	333-252166	10.14	01/15/21

4.9	Lease, dated as of March 28, 2017, between the Registrant and MEPC MILTON PARK NO. 1 LIMITED and MEPC MILTON PARK NO. 2 LIMITED, on behalf of MEPC Milton LP.	F-1	333-252166	10.15	01/15/21

4.10†	Assignment and Exclusive License, dated as of January 28, 2015, between the Registrant and Adaptimmune Limited.	F-1	333-252166	10.16	01/15/21

4.11#	Employment Agreement between the Registrant and Bahija Jallal, Ph.D., dated January 29, 2021.	F-1/A	333-252166	10.18	02/01/21

4.12	Form of Deed of Indemnity between the Registrant and each of its directors.	F-1	333-252166	10.1	01/15/21

4.13#	Form of Deed of Indemnity between the Registrant and each of its executive officers.	F-1	333-252166	10.2	01/15/21

4.14#	Immunocore Holdings plc 2021 Equity Incentive Plan. and Non-Employee Sub Plan to the Immunocore Holdings plc 2021 Equity Incentive Plan	20-F	001-39992	4.20	03/25/21

4.15	Registration Rights Agreement, dated July 15, 2022, by and among Immunocore Holdings plc and the investors party thereto.	6-K	0001671927	99.2	07/20/22

4.16	Sales Agreement, dated as of September 9, 2022, by and between the Company and Jefferies LLC.	6-K	0001671927	99.1	09/09/22

4.17†	Loan agreement, dated as of November 8, 2022, among Immunocore Limited, as Borrower, the Registrant, certain additional Credit Parties and Guarantors party thereto, BioPharma Credit PLC, as Collateral Agent, and BPCR Limited Partnership and BioPharma Credit Investments V (Master) LP as Lenders.	6-K	0001671927	99.4	11/09/22

8.1	Subsidiaries of the Registrant.	20-F	001-39992	8.1	03/25/21

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP
16.1*	Letter from KPMG LLP dated [ ], 2023
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

†	Certain portions of this exhibit (indicated by asterisks) have been redacted in accordance with Regulation S-K, Item 601(b)(10).

#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMMUNOCORE HOLDINGS PLC

	By:	/s/ Bahija Jallal
Bahija Jallal, Ph.D.
Chief Executive Officer (Principal Executive Officer)

Date: March 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Immunocore Holdings plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Immunocore Holdings plc and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of loss and other comprehensive (loss)/income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluating deductions from revenue related to rebates and chargeback accruals

As discussed in Note 2 to the consolidated financial statements, the Group records net product revenue by deducting rebates and chargebacks, among other items. The rebates and chargebacks relate to future payments to government agencies and are estimated and accrued with a corresponding reduction of gross product revenues when revenue is recognized. As at December 31, 2022, the Group recorded total accrued revenue deductions within trade and other payables and non-current accruals in the consolidated statement of financial position of £25.5 million, of which £22.5 million was subject to greater estimation uncertainty due to ongoing negotiations with the relevant local authorities.

We identified the evaluation of deductions from revenue related to rebates and chargebacks accruals as a critical audit matter because evaluating the Group’s assumptions of the expected rebate and chargeback percentages involved challenging auditor judgment. In particular, specialized skills and knowledge was required in evaluating the regulatory legislation and ongoing pricing negotiations within each jurisdiction and challenging auditor judgement was required in evaluating the relevance and reliability of information used in the Group’s assumptions.

The following are the primary procedures we performed to address this critical audit matter.  We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s pre-product revenue and product revenue rebates and chargeback accruals process. We compared the Group’s estimate of total expected rebates and chargebacks to the actual payments made to assess the Group’s ability to accurately estimate costs. We involved an internal health and life sciences professional with specialist skills and knowledge, who assisted in evaluating the regulatory legislation and ongoing price negotiations within the relevant jurisdictions used in the Group’s estimation model.  We tested the estimate of the accrued revenue deductions, using a combination of Group internal data and third-party data and compared our estimate to the amount recorded by the Group. We identified and considered the relevance, reliability and sufficiency of sources of data used by the Group in developing the estimate. We also performed sensitivity analyses based on potential changes in certain assumptions and assessed the impact relative to the Group’s accruals as of December 31, 2022.

/s/ KPMG LLP

We have served as the Company’s auditor since 2009

London, United Kingdom
March 1, 2023

Immunocore Holdings Plc
Annual report and consolidated financial statements
December 31, 2022

Consolidated Statements of Loss and Other Comprehensive (Loss) / Income for the years ended December 31,

		2022	2021	2020
	Notes	£’000	£’000	£’000
Product revenue, net	2	108,148	—	—
Pre-product revenue, net		8,661	3,010	—
Total revenue from sale of therapies		116,809	3,010	—
Collaboration revenue		26,928	23,510	30,114
Total revenue		143,737	26,520	30,114

Cost of product revenue		(454)	—	—
Net other operating income/ (loss)	6	3	(57)	4,242
Research and development costs		(89,170)	(73,226)	(74,809)
Selling and administrative expenses		(93,723)	(88,399)	(45,740)
Operating loss		(39,607)	(135,162)	(86,193)

Finance income	7	3,154	47	2,208
Finance costs	8	(7,692)	(5,813)	(3,375)
Non-operating expense		(4,538)	(5,766)	(1,167)

Loss before taxation		(44,145)	(140,928)	(87,360)
Income tax credit	9	2,921	9,405	13,267
Loss for the year		(41,224)	(131,523)	(74,093)

Other comprehensive (loss) / income
Other comprehensive (loss) / income that is or may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(3,186)	(74)	195
Total other comprehensive (loss) / income for the year, net of tax		(3,186)	(74)	195

Total comprehensive loss for the year, net of tax		(44,410)	(131,597)	(73,898)
Basic and diluted loss per share - £	10	(0.90)	(3.10)	(2.79)

The accompanying notes form an integral part of these financial statements.

Immunocore Holdings Plc
Annual report and consolidated financial statements
December 31, 2022

Consolidated Statements of Financial Position as at December 31,

		2022	2021
	Notes	£’000	£’000
Non-current assets
Property, plant and equipment	11	6,472	8,944
Intangible assets		410	—
Right of use assets	12	25,173	22,593
Other non-current assets	13	7,342	4,935
Deferred tax asset	9	4,240	2,575
Total non-current assets		43,637	39,047
Current assets
Inventory		943	—
Trade and other receivables	14	46,711	15,208
Tax receivable	9	11,688	9,632
Cash and cash equivalents		332,539	237,886
Total current assets		391,881	262,726
Total assets		435,518	301,773
Equity
Share capital	15	97	88
Share premium	15	123,751	212,238
Foreign currency translation reserve	15	(3,097)	89
Other reserves	15	337,847	386,167
Share-based payment reserve	15, 19	81,411	54,357
Accumulated deficit		(261,253)	(481,392)
Total equity		278,756	171,547
Non-current liabilities
Non-current accruals	16	1,479	—
Interest-bearing loans and borrowings	17	39,500	37,226
Deferred revenue	2	4,331	6,408
Lease liabilities	12	28,248	25,355
Provisions		114	57
Total non-current liabilities		73,672	69,046
Current liabilities
Trade and other payables	18	75,076	35,436
Deferred revenue	2	6,408	24,450
Lease liabilities	12	1,555	1,255
Provisions		51	39
Total current liabilities		83,090	61,180
Total liabilities		156,762	130,226
Total equity and liabilities		435,518	301,773

The accompanying notes form an integral part of these financial statements.

Immunocore Holdings Plc
Annual report and consolidated financial statements
December 31, 2022

Consolidated Statements of Changes in Equity for the years ending December 31, 2020, 2021 and 2022

	Note	Share capital - adjusted	Share premium - adjusted	Foreign currency translation reserve	Share- based payment reserve	Other reserves - adjusted	Accumulated deficit	Total equity
		£’000	£’000	£’000	£’000	£’000	£’000	£’000
At January 1, 2020	15	49	—	(32)	10,659	283,201	(279,106)	14,771
Loss for the year	15,19	—	—	—	—	—	(74,093)	(74,093)
Other comprehensive loss		—	—	195	—	—	—	195
Total comprehensive loss for the year		—	—	195	—	—	(74,093)	(73,898)
Conversion of interest-bearing loan	15	—	—	—	—	—	(510)	(510)
Derecognition of derivative liability	15,19	—	—	—	—	—	3,840	3,840
Issue of share capital	15	15	—	—	—	102,966	—	102,981
Equity-settled share-based payment transactions	15,19	—	—	—	8,162	—	—	8,162
At December 31, 2020		64	—	163	18,821	386,167	(349,869)	55,346
Loss for the year		—	—	—	—	—	(131,523)	(131,523)
Other comprehensive loss		—	—	(74)	—	—	—	(74)
Total comprehensive loss for the year		—	—	(74)	—	—	(131,523)	(131,597)
Issue of share capital	15	24	210,961	—	—	—	—	210,985
Exercise of share options			952	—	—	—	—	952
Equity-settled share-based payment transactions	15,19	—	325	—	35,536	—	—	35,861
At December 31, 2021		88	212,238	89	54,357	386,167	(481,392)	171,547
Loss for the year		—	—	—	—	—	(41,224)	(41,224)
Other comprehensive income		—	—	(3,186)	—	—	—	(3,186)
Total comprehensive loss for the year		—	—	(3,186)	—	—	(41,224)	(44,410)
Issue of share capital	15	7	116,417	—	—	—	—	116,424
Exercise of share options		2	8,139	—	—	—	—	8,141
Capital reduction in Group’s parent company	15	—	(213,043)	—	—	(48,320)	261,363	—
Equity-settled share-based payment transactions	15,19	—	—	—	27,054	—	—	27,054
At December 31, 2022	15	97	123,751	(3,097)	81,411	337,847	(261,253)	278,756

Immunocore Holdings Plc
Annual report and consolidated financial statements
December 31, 2022

Consolidated Statements of Cash Flows for the years ended December 31,

		2022	2021	2020
	Notes	£’000	£’000	£’000
Cash flows from operating activities
Loss for the year		(41,224)	(131,523)	(74,093)
Adjustments for:
Equity settled share-based payment expenses	19	27,054	35,861	8,162
Depreciation	11,12	6,131	7,012	8,976
Net finance costs		4,538	5,766	1,167
Foreign exchange movements		(6,033)	586	(787)
Other		67	165	(2,863)
Income tax credit	9	(2,921)	(9,405)	(13,267)
Working capital adjustments:
Increase in receivables and other non-current assets		(32,090)	(5,147)	(532)
Increase in trade and other payables		38,747	9,469	(3,774)
Decrease in deferred revenue	2	(20,119)	(21,128)	(24,497)
Other working capital movements		577	(150)	(41)
Cash used in operations		(25,273)	(108,494)	(101,549)
Net taxation (paid) / received		(618)	12,384	40,299
Net cash used in operating activities		(25,891)	(96,110)	(61,250)
Cash flows from investing activities
Proceeds from sale of property, plant and equipment		5	77	675
Purchase of property, plant and equipment	11	(1,787)	(1,008)	(3,074)
Purchase of intangible assets		(410)	—	—
Proceeds from investment in sub-leases		—	549	378
Other investing activities		2,385	15	3,164
Net cash flows from / (used in) investing activities		193	(367)	1,143
Cash flows from financing activities
Gross proceeds from issue of share capital	15	116,812	226,528	83,218
Costs from issue of share capital	15	(388)	(15,543)	(176)
Exercise of share options		8,141	952	73
Non-current interest-bearing loan received	17	43,509	—	37,543
Repayment of principal loan liability	17	(43,509)	—	—
Early settlement and other loan fees	17, 20	(3,280)	—	—
Interest paid on non-current interest-bearing loans		(3,623)	(4,147)	(291)
Repayment of lease liabilities	12	(3,208)	(3,159)	(4,426)
Net cash flows from financing activities		114,454	204,631	115,941
Increase in net cash and cash equivalents		88,756	108,154	55,834
Net foreign exchange difference on cash held		5,897	16	(84)
Cash and cash equivalents at beginning of the year		237,886	129,716	73,966
Cash and cash equivalents at end of the year		332,539	237,886	129,716

Other investing activities primarily relates to interest received, and in 2020 included £2,488,000 of leasehold incentives.

The accompanying notes form an integral part of these financial statements.

Immunocore Holdings Plc
Annual report and consolidated financial statements
December 31, 2022

Consolidated Notes to the Financial Statements

1.	Accounting policies

General information

Immunocore Holdings plc (the “Company”) is a public limited company incorporated in England and Wales and has the following wholly owned subsidiaries: Immunocore Limited, Immunocore LLC, Immunocore Commercial LLC, Immunocore Ireland Limited, Immunocore GmbH, and Immunocore Nominees Limited (collectively referred to as the “Group”).

The Company’s American Depositary Shares (“ADSs”) began trading on the Nasdaq Global Select Market under the ticker symbol “IMCR” on February 5, 2021, following its initial public offering (“IPO”). The IPO and concurrent private placement generated net proceeds of £210,985,000 after underwriting discounts, commissions and directly attributable offering expenses. In July 2022, the Company issued and sold a total of 3,733,333 ADSs and non-voting ordinary shares to certain institutional accredited investors and existing shareholders as a private investment in public entity (the “PIPE”) pursuant to a securities purchase agreement with such investors, generating proceeds of £116,812,000 ($140,000,000) before deductions for offering expenses of £388,000.

Prior to completion of the IPO, Immunocore Holdings Limited was incorporated in England and Wales on January 7, 2021. Following a subsequent corporate reorganization, Immunocore Holdings Limited became the ultimate parent company for the Group and was re-registered as a public limited company with the name Immunocore Holdings plc, the registrant. The corporate reorganization was accounted for as a business combination under common control and therefore, Immunocore Holdings plc is a continuation of Immunocore Limited and its subsidiaries. The corporate reorganization was given retrospective effect in the financial statements as at and for the years ended December 31, 2021 and 2020, and the financial statements represent the financial statements of Immunocore Holdings plc.

The principal activity of the Group is pioneering the development and sale of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune diseases. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, the Group is developing a deep pipeline in multiple therapeutic areas, including four clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

In January and April 2022, the Group received approval from the U.S. Food and Drug Administration (“FDA”) and European Commission (“EC”), respectively, for its lead product, KIMMTRAK, for the treatment of unresectable or metastatic uveal melanoma (“mUM”). In June 2022, the UK’s MHRA, Health Canada, and the Australian Government Department of Health’s TGA have each approved KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. KIMMTRAK is now approved in over 30 countries and we have commercially launched in the United States, Germany and France, among other territories, with further commercial launches underway in additional territories where we have received approval. The Group expects to obtain regulatory approval for KIMMTRAK in further territories in the next year.

Basis of preparation and statement of compliance

The consolidated Group financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards (collectively, “IFRS”) as issued by the International Accounting Standards Board.

The consolidated Group financial statements have been prepared under the historical cost basis, as modified by the recognition of certain financial instruments measured at fair value and are presented in sterling which is the Group’s presentation currency. All values are rounded to the nearest thousands, except where otherwise indicated.

Date of authorization

These consolidated financial statements were prepared at the request of the Board and were approved by the Board on March 1, 2023, and signed on its behalf by Dr Bahija Jallal, Chief Executive Officer of the Group.

Adoption of New Accounting Standards

There have been no recent new accounting standards that have had a material impact on these consolidated financial statements and no new standards issued but not yet effective that are expected to have a significant impact on the Group.

Going concern

The financial position of the Group, its cash flows and liquidity position and borrowing facilities are described in the primary statements and notes to these sets of financial statements.

The Group reported cash and cash equivalents of £332,539,000 and net current assets of £308,791,000 as at December 31, 2022, with an operating loss for the year the ended December 31, 2022 of £39,607,000. The negative operational cash flow was largely due to the Group’s continued focus on research, development, and clinical activities to advance preclinical and clinical programs within the Group’s pipeline. The Group generated net product and net pre-product revenue totalling £108,148,000 and £8,661,000 during the year ended December 31, 2022, respectively. In July 2022, the Group received £116,812,000 ($140,000,000) before deduction of attributable expenses of £388,000 following the PIPE.

In assessing the going concern assumptions, the Board has undertaken an assessment of the current business and strategy forecasts covering a three-year period, which includes anticipated KIMMTRAK revenue. In assessing the downside risks, the Board has also considered scenarios incorporating a range of revenue arising from KIMMTRAK sales. As part of considering the downside risks, the Board has considered the impact of the ongoing coronavirus 2019 (‘‘COVID-19’’) pandemic and other potential economic impacts including the war in Ukraine and related geopolitical tensions, as well as global inflation, capital market instability, exchange rate fluctuations, and increases in commodity, energy and fuel prices. The Board has concluded that while these may have a future impact on the Group’s business and implementation of its strategy and plans, it anticipates that any such impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, the Group is not aware of any specific event or circumstance that would require the Group to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to the Group’s financial statements.

Given the current cash position and the assessment performed, the Board believes that the Group will have sufficient funds to continue to meet its liabilities as they fall due throughout the forecast period outlined above and therefore, the Group has prepared the financial statements on a going concern basis. This scenario is based on the Group’s lower range of anticipated revenue levels. As the Group continues to incur significant expenses in the pursuit of its business strategy, including further commercialization and marketing plans for KIMMTRAK, additional funding will be needed before further existing clinical and preclinical programs may be expected to reach commercialization, which would potentially lead to additional operational cash inflows. Until the Group can generate revenue from product sales sufficient to fund its ongoing operations and further develop its pipeline, if ever, it expects to finance its operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

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

Expected rebates and chargebacks

As outlined below in the “Product revenue, net” policy, the Group recognizes revenue net of estimated deductions for rebates and chargebacks.

Due to its short history of product sales having only recently received regulatory approval for its first product, the Group has limited directly comparable information of actual rebate claims or chargebacks, and the Group’s early sales information may have limited predictive value. The Group uses the expected value method to estimate expected rebate and chargeback percentages for revenue deductions, which considers the likelihood of a rebate or chargeback being applicable to sales. The proportion of sales subject to a rebate or chargeback, is inherently uncertain and the Group’s estimates are based on internal assumptions, which may change as the Group develops more product experience, and third-party data, which the Group assesses for reliability and relevance.

The Group is subject to state government Medicaid programs and other qualifying federal and state programs in the United States requiring rebates to be paid to participating state and local government entities, depending on the eligibility and circumstances of patients treated with KIMMTRAK after the Group has sold vials to specialty distributors. The Group is also subject to chargebacks from its specialty distributors under the 340B program in the United States, whereby qualifying hospitals are entitled to purchase KIMMTRAK at a lower price. For such sales, the Group’s specialty distributors charge back the difference between the wholesale acquisition cost and this lower price. Estimating expected rebate and chargeback percentages for revenue deductions is judgmental due to the time delay between the date of the sale to specialty distributors and the subsequent dates on which the Group is able to determine actual amounts of chargebacks and rebates. The Group forms estimates of 340B chargeback deductions by analyzing sell-through data relating to the hospital mix of onward sales made by specialty distributors. For Medicaid and other rebates, the Group forms estimates based on internal forecasts of the patient mix, information obtained from claims received and other industry data, and external health coverage statistics. Judgment is applied to consider the relevance and reliability of information used to make these estimates.

Judgment is also required in determining expected rebate percentages for the amount of the Group’s net pre-product revenue and product revenue in France. Rebates payable to the Economic Committee for Health Products (“CEPS”) under compassionate use, early access and commercial programs are subject to a high degree of estimation uncertainty. The Group’s estimate of these rebates represents the difference between the expected agreed price for the commercial sale of KIMMTRAK in France, which is subject to negotiation, and the initial price of tebentafusp and KIMMTRAK sold under early access and commercial programs until this price is agreed. Analysis of further legislative requirements, sales volumes and the expected benefit of KIMMTRAK to patients in France is also required in the assessment of rebates payable. The Group applies judgement to assess internal targets, pricing information of other therapies approved for sale in France, information obtained from price negotiations of KIMMTRAK in other countries, and information connected with KIMMTRAK’s safety profile when forming its estimated rebate deduction from revenue.

The Group also applies judgment when recording net product revenue in Germany by considering internal targets, KIMMTRAK’s benefit rating and the progress of negotiations to estimate the expected rebate percentages for the amounts payable on conclusion of the pricing process following recent legislative changes in the country.

The Group’s total accrued revenue deductions at December 31, 2022, including amounts of £22.5 million for the critical estimates subject to greater estimation uncertainty and judgments described above, were £25.5 million. These are included within Accruals in Trade and other payables and within Non-current accruals in the Consolidated statement of financial position at December 31, 2022.

A 20% increase or decrease in the Group’s estimates of expected rebate and chargeback percentages for amounts payable to governments or government agencies for the critical estimates described above would have resulted in a £4.5 million reduction or increase, respectively, in Total revenue from the sale of therapies reported in the Consolidated statement of loss for the year ended December 31, 2022. The Group believes its expected values of accruals reported in the Consolidated statement of financial position are materially appropriate; however, due to the uncertainties and judgements outlined above, it is possible eventual amounts could significantly differ to these estimates.

Other estimates and judgments

Management have made other judgements, estimates and assumptions in the preparation of financial statements that do not have as significant a risk of a material adjustment associated with them. These are noted below:

Percentage of completion for performance obligations satisfied over time

Revenue arising on performance obligations satisfied over time are recognized by estimating the percentage of completion which takes into consideration the estimated timelines required to satisfy these obligations and the time since program nomination. The timeline for a project is determined using historical data from previous arrangements and through discussions about each project’s plan and progress with project teams and joint steering committees. The measure of progress is therefore based on judgmental assumptions, which could be subject to adjustment in future periods. The Group believes these assumptions to be materially appropriate; however, they may change in future periods and it is possible that other factors may arise which cause estimates in future periods to significantly differ to both current and previous estimates.

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

Research and development costs

Research and development expenditure which does not meet the criteria for capitalization is expensed as incurred.  In preparing the financial statements, the Group may be required to estimate accrued research and development expenditure incurred, the most significant of which is that relating to ongoing clinical trials.  These estimates are based on reviews of open contracts, reports provided by the contract research organizations (CROs) and internal reviews to estimate the level of service performed and the associated cost incurred for those services when the Group has not yet been invoiced or otherwise notified of the actual cost. The majority of CROs invoice the Group monthly in arrears for services performed or when contractual milestones are met; however, the level of suppliers for which this is not applicable can be material. The Group makes estimates of accrued expenses as of each statement of financial position date in our financial statements based on facts and circumstances known at that time. The Group confirms the accuracy of estimates with the CROs at the end of each reporting period and adjusts these if necessary.

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

The valuation models used require the input of subjective assumptions, including assumptions about the expected life of share-based awards and share price volatility, which are used to determine the fair value of the Group’s ordinary shares. These assumptions used represent management’s best estimates at the time of grant, but such estimates involve inherent uncertainties and the application of judgment. The expected life assumption is based on the Group’s assessment of the time within which participants are expected to exercise options, which requires consideration of employee groups, expected employee service, and other internal factors, and the degree to which these are expected to shorten the life of options in comparison to contractual expiry dates. The volatility assumption is based on the historical data of a comparator group of companies. While the Group has assessed that these estimates result in share-based payment accounting that is materially appropriate within a reasonable range of sensitivities, applying different assumptions could result in a significantly different expense being recognised in the Consolidated Statement of Comprehensive Loss. Further judgmental assumptions around options expected to vest and the valuation of option modifications also significantly impact the share-based compensation charge associated with granted options.

Significant accounting policies

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020. A subsidiary is an entity controlled, directly or indirectly, by Immunocore Holdings Plc. Control is regarded as the exposure or rights to the variable returns of the entity when combined with the power to affect those returns. The financial results of subsidiaries are consolidated from the date control is obtained until the date that control ceases.

Segment reporting

The Group operates in one operating segment. The Group’s chief operating decision maker (the, “CODM”), its Chief Executive Officer, manages the Group’s operations on an integrated basis for the purposes of allocating resources. The Group is registered in four geographic regions: the United Kingdom, the Republic of Ireland, Switzerland and the United States. Substantially all of the Group’s assets are held in the United Kingdom.

Foreign currencies

Transactions in foreign currencies are translated to the Group companies’ functional currencies at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are retranslated to the functional currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are retranslated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined. Foreign exchange differences arising on translation are recognized.

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

Product revenue, net

Product revenue, net, relates to the sale of KIMMTRAK following marketing approval. The Group recognizes revenue at the point in time that control transfers to a customer, which is typically on delivery. The Group also operates under consignment arrangements where control passes when the Group’s distributor takes KIMMTRAK out of consignment inventory. The amount of revenue recognized under its arrangements reflects the consideration to which the Group expects to be entitled to, net of estimated deductions for rebates, chargebacks, levies, other customer fees and product returns. Estimated revenue deductions are updated at the end of each reporting period using the latest available data. The Group considers whether any part of amounts expected to be received should be constrained to ensure that it is highly probable that a significant reversal in the cumulative revenue recognized will not occur. Estimating such deductions involves judgments which are detailed further above under “Critical accounting estimates”.

The Group’s main customers in the United States and Europe are its distributors. These distributors are invoiced at contractual list prices with standard payment terms typically between one and two months. When the Group has the right to offset chargebacks against trade receivables and the parties have agreed to settle the payments net, chargebacks are recorded as a reduction in trade receivables. Other chargebacks, rebates and deductions are recognized as an accrual in the consolidated statement of financial position.

The Group’s customers are hospitals and healthcare providers in certain countries, where KIMMTRAK is sold through an agent acting on the Group’s behalf.

Pre-product revenue, net

Pre-product revenue, net, relates to the sale of tebentafusp under a compassionate use and an early access program in France up to September 2022. These programs provided patients with access to tebentafusp before KIMMTRAK became available as a marketed product in France. Pre-product revenue is recognized on delivery of tebentafusp to healthcare providers, which is the point in time when control is transferred. Such revenue is recognized net and represents the prices set by the Group that are expected to be retained after estimated deductions and to the extent that it is highly probable that a significant reversal of revenue will not occur. These variable estimated deductions include both an estimate of government rebates and levies payable, and an estimate of returns in the case of expiry, damage or other instances. The total rebate payable by the Group is dependent on the outcome of price negotiations with the French government, and the Group makes an estimate of these amounts payable each reporting period based on available pricing information and the applicable regulations. Returns are estimated based on industry trends and information provided by the Group’s distributors.

The estimates for rebates and returns deducted from pre-product revenue are recorded in the period the related pre-product revenue is recognized and are classified under Accruals within Trade and other payables in the Consolidated Statement of Financial Position. Costs of pre-product revenue are expensed when incurred and include costs associated with previous manufacturing of tebentafusp and other third-party selling expenses. Previous manufacturing costs were recognized in Research and development expenses at the time, and third-party selling expenses are recognized within Selling and administrative expenses.

Cost of product revenue

Cost of product revenue represents production costs including raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale. Due to the Group’s manufacturing arrangements, overheads and internal costs of product revenue are minimal. Further information on Cost of product revenue is included within the ‘Inventories’ policy below.

Collaboration revenue

Revenue arises primarily under the Group’s collaboration agreements, which are reviewed and assessed in line with the five-step framework established by IFRS 15 “Revenue from Contracts with Customers”. The Group considers the promises contained within the collaboration agreements and uses judgment to determine whether those promises are distinct from the other promises in the contract. In addition, the Group uses judgment to determine whether milestones or other variable consideration should be included in the transaction price, whether performance obligations are satisfied at a point in time or over time, and for performance obligations satisfied over time, the appropriate method of measuring progress for the purposes of revenue recognition.

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

Under collaboration agreements, depending on the terms, the Group may also receive commercialization milestones and royalties. These amounts have not been included within the transaction price as of December 31, 2022, 2021 and 2020 because they are sales-based royalties which will be recognized when the subsequent sale occurs.

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

Further information about judgements involved in the Group’s revenue recognition are described further above in this note under the section ‘Percentage of completion for performance obligations satisfied over time’ within the ‘Other estimates and judgments’ section.

Deferred revenue

The Group’s deferred revenue primarily relates to the collaboration agreements outlined above.

Deferred revenue is classified as current when the Group expects to recognize revenue within a year from the balance sheet date, and non-current when the period of revenue recognition is expected to be longer than a year from the balance sheet date.

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

The Group also has deferred product revenue following a non-refundable upfront receipt from Medison Pharma under an amended agreement entered into in November 2022. The Group determined that this receipt relates to the distribution of KIMMTRAK in South America and assessed there is a single performance obligation to provide KIMMTRAK to Medison for onward sale under exclusive distribution license. The deferred revenue is expected to be released with the sale of products following regulatory approval in the territory.

Trade Receivables

Trade receivables include amounts invoiced or contractually accrued where only the passage of time is required before payment is received under the Group’s collaboration agreements and other revenue arrangements. Trade receivables are assessed for impairment using the simplified approach under IFRS 9, Financial Instruments, which requires lifetime expected losses to be recognized with the initial recognition of the receivable. As of December 31, 2022, the amount of expected credit losses is not material.

Inventories

Inventories include finished goods manufactured for commercial sale, items in the process of being manufactured for commercial sale, and the materials to be used in the manufacturing process. The principal costs in manufacturing the Group’s inventories are raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale.
Inventories are measured at weighted average cost and presented as assets in the Consolidated Statement of Financial Position to the extent that they are recoverable. Inventories are stated at the lower of cost and net realizable value, and the Group assesses whether an expense should be recognized to write down inventory values at each reporting period. Where this expense relates to inventories sold following marketing approval of KIMMTRAK, the Group recognizes the expense within Cost of product revenue. Approximately £409,000 of  manufacturing costs associated with KIMMTRAK sold in the year ended December 31, 2022 were previously recognised in Research and development expenses as the vials were not originally manufactured for sale in the ordinary course of business. There are approximately £690,000 of such manufacturing costs previously recognized in Research and development expenses associated with our inventory on hand at December 31,2022, and the Group expects to sell the majority of these vials in 2023. While Cost of product revenue may increase in future periods, due to the low costs involved in manufacturing KIMMTRAK, inventory costs and Cost of product revenue are not material at this time.

After regulatory submission and prior to receiving marketing approval, the Group recorded the expense for prelaunch inventory expected to be sold in the ordinary course of business within Research and development expenses. Reversals of previous write-downs of inventories are recognized within Cost of product revenue or Research and development expenses, depending on where the write-down was originally recognized.

Research and development costs

Research and development expenditure is expensed as incurred.  The Group makes estimates of accrued expenses as of each statement of financial position date based on facts and circumstances known at that time. There may be instances in which payments made to CROs or other parties will exceed the level of services provided and result in either a prepayment of the research and development expenses or, where the payments in substance represent deposits to be repaid back to the Group at the end of the clinical trial, a non-current financial asset. In accruing clinical trial expenses, the Group estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate made, the accrual or prepayment expense is adjusted accordingly.

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

The various assumptions used in determining the grant date fair value of the awards and the resulting cost recognized in the profit and loss account are set out in Note 19. Further information about the judgements involved in forming these assumptions is also described further above under ‘Valuation of share options’ within the ‘Other estimates and judgments’ section.

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

Tax on the loss for the year comprises current and deferred tax. Tax is recognized in the profit and loss account, except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

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

The right-of-use assets comprise leasehold property and reflect the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs less lease incentives that may have been received. They are subsequently measured at cost less accumulated depreciation, impairment losses and remeasurements of the underlying lease liability. Depreciation is charged to the profit and loss account on a straight-line basis over the expected life of each lease agreement. The Group assesses at each reporting date whether the right-of-use assets are impaired.

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

The Group previously entered into sub-lease arrangements which were assessed at inception. For operating leases, the associated income is recognized in the profit and loss account on a straight-line basis over the term of the lease.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. The Group assesses at each reporting date whether property, plant and equipment is impaired.

Depreciation is charged to the profit and loss on a straight-line basis over the estimated useful lives of each item of property, plant and equipment. The estimated useful lives are as follows:

•	Leasehold improvements	-	over the expected lease term
•	Plant and equipment	-	3 to 5 years
•	Right-of-use assets	-	over the expected lease term

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

Intangible assets

Acquired intangible assets under development are recognized at their cost and evaluated for impairment annually and when indicators of potential impairment are present.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term money market funds with an original maturity of less than three months.

Loans and borrowings

Loans and borrowings are classified as financial liabilities and are initially recorded at fair value minus transaction costs directly attributable to the issue of the loan. After initial recognition, any such loans and borrowings are measured at amortized cost using the effective interest method, with the amortization recognized in finance costs. Embedded derivatives identified under loan arrangements are assessed for their potential to be material or to give rise to a derivative liability, and separately recognized where the Group determines these possibilities may reasonably be expected to occur.

The Group entered into a long-term loan under an agreement with Pharmakon in November 2022, which is classified as a non-current liability at December 31, 2022. The Group previously had a loan with Oxford Finance which was repaid in November 2022.

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

2.	Revenue and segmental reporting

Revenue recognized during 2022 arose primarily from Product revenue following regulatory approval of KIMMTRAK in the United States and Europe. Revenue recognized during 2021 and 2020 arose primarily from collaboration agreements with GlaxoSmithKline Intellectual Property Development Ltd (“GSK”), Eli Lilly and Company (“Eli Lilly”) and Genentech, Inc. (“Genentech”).

	2022	2021	2020
Revenue from sale of therapies	£’000	£’000	£’000
Product revenue	108,148	—	—
Pre-product revenue	8,661	3,010	—
Total revenue from sale of therapies	116,809	3,010	—
Collaboration revenue
GSK	—	6,083	6,356
Eli Lilly	7,361	—	3,522
Genentech	19,567	17,427	20,236
Total collaboration revenue	26,928	23,510	30,114
Total revenue	143,737	26,520	30,114

Of the Group’s collaboration customers, Eli Lilly and Genentech are based in the United States. GSK is based in the United Kingdom. The revenue figure for Genentech in the table above represented more than 10% of the Group’s revenue during 2022. During 2021, the figures for both GSK and Genentech in the table above each represented more than 10% of the Group’s revenue. In 2020, all figures above for the Group’s collaboration customers represented more than 10% of the Group’s revenue.

The following table shows amounts of revenue recorded for individual customers representing more than 10% of the Group’s total revenue from the sale of therapies during 2022.

2022
£’000
Customer A	30,804
Customer B	29,225
Customer C	20,419
Customer D	20,054
Customer E	13,724
114,226

Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of a compassionate use and early access program are presented by region based on the location of the customer below.

	2022	2021	2020
	£’000	£’000	£’000
United States	80,448	—	—
Europe	35,490	3,010	—
Rest of World	871	—	—
Total revenue from sale of therapies	116,809	3,010	—

Product revenue, net

During the year ended December 31, 2022, the Group recognized £108,148,000 of net product revenue relating to the sale of KIMMTRAK primarily in the United States and Europe after estimated deductions for rebates, chargebacks, other customer fees and returns, which are recognized in accruals as set out in the Group’s accounting policies.

Pre-product revenue, net

During the year ended December 31, 2022 and 2021, the Group recognized £8,661,000 and £3,010,000 of net pre-product revenue, respectively, relating to the sale of tebentafusp under compassionate use and early access programs in France after estimated deductions for rebates and returns, which are recognized in accruals as set out in the Group’s accounting policies. In September 2022, the Group began selling KIMMTRAK as a commercial product in France, and these sales are reflected in Product revenue, net.

Collaboration revenue

For the year ended December 31, 2022, a total of £24,450,000 of revenue recognized was included in deferred revenue at January 1, 2022 (2021: £21,128,000 recognized included in deferred revenue at January 1, 2021).

Trade receivables and deferred revenue from contracts with customers

Trade receivables were £27,736,000 as at December 31, 2022, compared to £6,047,000 as at December 31, 2021, mainly due to the increase in Product revenue following approval of KIMMTRAK in 2022. As at December 31, 2022, the amount of expected credit losses on Trade receivables was not material.

Deferred revenue as at December 31, 2022 and 2021 was as follows:

	2022	2021
	£’000	£’000
Current deferred revenue	6,408	24,450
Non-current deferred revenue	4,331	6,408
	10,739	30,858

Deferred revenue in the Consolidated statement of financial position is primarily in respect of the upfront fee and development milestone consideration received from the various collaboration agreements in advance of services performed by the Group. Deferred revenue decreased by £20,119,000 as a result of the revenue recognised under our collaboration agreements detailed above. The Current deferred revenue of £6,408,000 in the Consolidated statement of financial position, represents the amount of transaction price allocated to performance obligations that are unsatisfied or partially satisfied as at December 31, 2022, and is expected to be recognized as revenue within one year.

Non-current deferred revenue in the Consolidated statement of financial position at December 31, 2022, relates to a revised distribution agreement with Medison Pharma Ltd (“Medison”) entered into in November 2022. Under the revised agreement, the Group received a non-refundable payment of £4,331,000 in the year ended December 31, 2022, in exchange for granting Medison exclusive distribution rights in South America. The Group has determined that the deferred revenue relates to the Group’s single, combined performance obligation to supply KIMMTRAK to Medison and to grant Medison the exclusive right to distribute KIMMTRAK in South America. The Group expects to recognize this revenue with the sale of products following regulatory approval in the territory. The Group estimates that Product revenue recognition of this Non-current deferred revenue will commence in 2024 or later.

No revenue was recognized in 2022 relating to performance obligations satisfied in previous years (2021: no revenue; 2020: £705,000).

Accruals for rebates and chargebacks

Information on estimated revenue deductions for rebates and chargebacks included under Accruals within Trade and other payables in the Consolidated statement of financial position is provided within Critical accounting estimates and judgements in Note 2.

Genentech Collaboration

Under the Genentech agreement signed in November 2018, the Group received aggregate non-refundable payments totaling $100 million consisting of an initial upfront payment of $50 million and $50 million paid upon an investigational new drug filing for the first clinical trial of the product candidate compound, in exchange for granting Genentech rights to co-develop/co-promote the Group’s IMC-C103C program and the co-exclusive worldwide license to the Group’s intellectual property rights in MAGE A4 soluble TCR bispecific therapeutic candidate compounds. The Group is responsible for development of the IMC-C103C program over the period of time to estimated completion of the Phase 1 clinical trial, with costs being shared equally with Genentech. In February 2023, as the Group elected to withdraw from co-funding with Genentech the MAGE-A4 HLA-A02 program, IMC-C103C, Genentech shall acquire an exclusive worldwide license to the MAGE-A4 HLA-A02 soluble TCR bispecific therapeutic candidate compounds and shall be fully responsible for all further development and commercialization of such candidate compounds, at its expense. For more information, please see “Item 4B. Business overview—Our Collaborations and License Agreements—Genentech Collaboration.”

The total payments of $100 million (£77.4 million) were recorded as deferred revenue on receipt in November 2018 and allocated to a single combined performance obligation covering the granting of the co-exclusive worldwide license, the provision of development services and participation on a joint steering committee. This deferred revenue is recognized as the Group satisfies the combined performance obligation over the estimated period of time to when the Group has completed substantially all of its responsibilities associated with its withdrawal from the co-funding and the Phase I clinical trial. Following the Group's withdrawal from co-funding the MAGE-A4 HLA-A02 program, IMC-C103C, Genentech shall acquire an exclusive worldwide license to the MAGE-A4 HLA-A02 soluble TCR bispecific therapeutic candidate compounds and shall be fully responsible for all further development and commercialization of such candidate compounds, at its expense. Research and development costs reimbursed under the 2018 Genentech Agreement are considered variable consideration and not recognized in the transaction price until it is highly probable that the recognition of such revenue will not be reversed.

During the year ended December 31, 2022, the Group recognized £19,567,000 revenue relating to the 2018 Genentech Agreement (2021: £17,427,000; 2020: £20,236,000). The revenue recognized represents both deductions from deferred revenue and research and development costs reimbursed, predominantly for clinical trial costs. Such reimbursements arise in order to ensure that research and development costs are shared equally in accordance with the 2018 Genentech agreement. Of the revenue recognised in the year ended December 31, 2022, £2,478,000 represented research and development cost reimbursements (2021: £338,000; 2020: £2,785,000), and £17,089,000 represented revenue that was included in the deferred revenue balance at January 1, 2022. As at December 31, 2022, £6,408,000 of transaction price was allocated to the unsatisfied performance obligation under the agreement. The Group estimates that the remaining revenue relating to this performance obligation would be satisfied within one year.

GSK Collaboration

In June 2013, the Group entered into a collaboration and license agreement with GSK pursuant to which the Group and GSK agreed to collaborate in the development of soluble TCR bispecific therapeutic compounds (the “GSK Agreement”). Under the GSK Agreement, the Group granted GSK the right to nominate up to four exclusive targets. The first target, GSK01/NY-ESO, was nominated at the time of execution of the GSK Agreement. A second target was nominated in July 2017. GSK subsequently had no further ability to nominate additional targets under the terms of the agreement. Following a review of the targets in the year ended December 31, 2021, the parties elected not to proceed further with the second target and the GSK Agreement was terminated in January 2022.

As at December 31, 2022, the Group had received a total of £22,900,000 in non-refundable payments, none of which were received during the years ended December 31, 2022 and 2021. Those previous payments were recorded as deferred revenue on receipt and allocated to a single combined performance obligation for each target covering the provision of research and development services and participation on a joint steering committee. This deferred revenue was recognized as the Group satisfied the combined performance obligation over the estimated period of time to when GSK could exercise the option to obtain an exclusive worldwide license for the therapeutic candidate compounds. Research and development costs reimbursed under the GSK Agreement were considered variable consideration and assessed at contract inception and each subsequent reporting period and not recognized in the transaction price until it was highly probable that the recognition of such revenue would not be reversed.

During the year ended December 31, 2022, the Group recognized no revenue relating to the GSK Agreement (2021: £6,083,000; 2020: £6,356,000) following termination of the agreement. In 2021, GSK and the Group elected not to progress with the final program under the agreement and therefore released the remaining deferred revenue attributed to the GSK Agreement during the year ended  December 31, 2021.

Lilly Collaboration

The Group released the remaining deferred revenue attributed to the third target under the Lilly Collaboration after the parties agreed to terminate the agreement in March 2022. No further revenue under the collaboration is expected.

In July 2014, the Group entered into a development and license agreement with Eli Lilly, or the Lilly Agreement, pursuant to which the Group and Eli Lilly agreed to collaborate in the development, manufacture and commercialization of soluble TCR bispecific therapeutic compounds. Under the Lilly Agreement, Eli Lilly paid an initial non-refundable upfront fee payment of $45 million in exchange for options to three targets. Following termination of the agreement, Eli Lilly no longer has any rights to the targets or the ability to nominate any further targets under the initial agreement. In December 2016, the Group and Eli Lilly agreed to swap an existing antigen target, selected by Eli Lilly, for a new, well known neo-antigen target. Lilly has no further obligations with respect to the initial target that was replaced. In September 2017, the Group and Eli Lilly agreed to swap a second antigen target, selected by Eli Lilly, for a second neo-antigen target. Similarly, Eli Lilly has no further obligations with respect to the initial target that was replaced.

Under the Lilly Agreement, the Group was responsible for developing soluble TCR bispecific therapeutic pre-clinical candidates to each target with Eli Lilly responsible for GMP manufacture of Phase 1 material at its expense. On a collaboration target-by collaboration target basis, at the point of clinical candidate nomination, Eli Lilly had the right to opt in to gain exclusive co-development/co-promotion rights to the target program.

The $45.0 million upfront payment was recorded as deferred revenue on receipt and allocated to a single combined performance obligation for each target covering the provision of research and development services and participation on a joint steering committee. This deferred revenue was recognized as the Group satisfied the combined performance obligations over the estimated period of time to when Eli Lilly could exercise the option to obtain exclusive co-development/co-promotion rights to the target and the Group could opt-out of the co-development of the target.

During the year ended December 31, 2022, the Group recognized £7,361,000 of revenue relating to the Lilly Agreement (2021: no revenue; 2020: £3,522,000). The Group released the remaining deferred revenue attributed to the third target under the collaboration after the parties agreed to terminate the agreement during the year ended December 31, 2022. No further revenue under the Eli Lilly Collaboration is expected.

Other segmental reporting information

The total of non-current assets other than financial instruments and deferred tax assets located in the United Kingdom as at December 31, 2022 is: £36,079,000. The total located in other countries (primarily the United States) is £2,241,000.

3.	Operating loss is stated after charging (crediting)

The following items have been included in operating loss:

	2022		2021		2020
	£	’000	£	’000	£	’000
(Gain) / loss on disposal of property, plant and equipment		(3)		180		1,064
Profit on derecognition of leases		—		—		(3,700)
Remeasurement of leases		—		(15)		(227)
Depreciation of property, plant and equipment (Note 11)		4,304		5,511		6,446
Depreciation of right-of-use assets (Note 12)		1,827		1,501		2,530
Write‑down of inventories recognised as an expense		28		871		—
Reversals of inventory write‑downs		(197)		—		—
Operating lease income (Note 6)		—		108		460

Research and development costs in the Consolidated Statements of Loss and Other Comprehensive Income are stated net of the Research and Development Expenditure Credit, totalling £184,000 for 2022 (2021: £358,000; 2020: £227,000).

4.	Staff numbers and costs

The average number of persons employed by the Group (including the Board) during the year, analysed by category, was as follows:

	2022 No. of employees	2021 No. of employees	2020 No. of employees
Research	133	154	177
Development	137	88	96
Corporate	105	73	56
Total	375	315	329

The aggregate staff costs of these persons were as follows:	2022	2021	2020
	£’000	£’000	£’000
Wages and salaries	36,235	27,337	29,038
Social security costs	4,169	2,258	2,131
Share-based payments (Note 19)	27,054	35,861	8,162
Contributions to defined contribution plans (Note 21)	1,355	1,001	1,035
	68,813	66,457	40,366

During the year ended December 31, 2020, the Group undertook a corporate restructure incurring costs of £1.2 million. The restructure was completed in the second quarter of 2020 and reduced the overall headcount, at that time, by 78 employees.

5.	Selling and administrative expenses

There were £12,125,000 of foreign exchange gains, which the Group classifies within Selling and administrative expenses, for the year ended December 31, 2022, compared to gains of £457,000 and £5,000 in the years ended December 31, 2021 and 2020, respectively. These gains arise on a number of foreign currency items, including the translation of monetary foreign currency balances in the Group’s main operating subsidiary in the United Kingdom, which was significantly impacted by changes in exchange rates between pounds sterling and U.S. dollars in the year ended December 31, 2022.

6.	Net other operating income / (loss)

	2022	2021	2020
	£’000	£’000	£’000
Profit on derecognition of leases	—	—	3,700
Gain / (loss) on disposal of property, plant and equipment	3	(180)	(1,064)
Settlement agreement	—	—	810
Sub-lease income	—	108	460
Remeasurement of leases	—	15	227
Other	—	—	109
	3	(57)	4,242

During the year ended December 31, 2020, the Group terminated the lease term for two leasehold properties giving rise to a profit on disposal of £3,700,000 which included £1,400,000 received as an incentive for exiting one of the leasehold agreements.

During the year ended December 31, 2020, the management of the Group conducted an internal investigation as a result of receiving a whistleblower complaint alleging employee misconduct and other improper activities related to a kickback scheme involving an employee and two third-party vendors. After the investigation, the one remaining open contract with the third-party vendors was terminated and the Group undertook proceedings against the involved parties. The Group estimated the amount in question to be in the range of £1.1 million to £1.8 million and recovered £1.8 million from the employee and third-party vendors in December 2020 of which £810,000 was reflected within other operating income.

Sub-lease income comprised income from sub-lease arrangements on operating leases on certain leasehold properties.

7.	Finance income

	2022	2021	2020
	£’000	£’000	£’000
Interest on cash and cash equivalents and other receivables	3,154	21	668
Gain on entering into sub-leases on leasehold properties	—	—	215
Interest on investment in sub-lease	—	26	38
Gain from change in fair value of derivative liability	—	—	1,287
	3,154	47	2,208

The derivative liability represented a foreign exchange call option over certain series B shares which was settled in full in March 2020, resulting in a gain of £1,287,000 based on the fair value as at derecognition, and a credit to equity of £3,840,000.

8.	Finance costs

	2022	2021	2020
	£’000	£’000	£’000
Interest on lease liabilities (Note 12)	1,796	1,732	2,401
Interest expense on financial liabilities measured at amortized cost	4,503	4,081	708
Loss from change in fair value of embedded derivative asset	—	—	266
Loss on derecognition of financial liabilities measured at amortized cost	1,393	—	—
	7,692	5,813	3,375

Interest expenses on financial liabilities measured at amortized cost in the year ended December 31, 2022, and 2021 primarily relate to the Oxford Finance debt agreement entered into in November 2020. Following repayment of the loan to Oxford Finance in November 2022, the Group began to incur interest expenses under a new loan agreement with Pharmakon. The loss on derecognition of financial liabilities measured at amortised cost in the year ended December 31, 2022, primarily represents the loss arising on the early repayment of the loan to Oxford Finance compared to the amortized cost carrying value.

9.	Income tax

The major components of the income tax expenses for the years ended December 31, 2022, 2021 and 2020 are:

	2022	2021	2020
	£’000	£’000	£’000
Profit or loss
Current tax:
R&D tax credit for the year	(2,209)	(9,322)	(12,432)
Foreign corporation tax on profits for the year	783	—	84
Adjustments in respect of prior years	20	370	(100)
Total current tax	(1,406)	(8,952)	(12,448)
Deferred tax:
Current year	(1,352)	(459)	(439)
Effect of changes in tax rates	(13)	—	(1)
Originating and reversal of timing differences, including adjustments in respect of prior years	(150)	6	(379)
Total deferred tax	(1,515)	(453)	(819)
Total income tax credit	(2,921)	(9,405)	(13,267)

Reconciliation of tax expense and accounting profit for 2022, 2021 and 2020:	2022	2021	2020
	£’000	£’000	£’000
Loss before tax	(44,145)	(140,928)	(87,360)
Tax credit using the UK Corporation tax rate of 19% (2021: 19% and 2020: 19%)	(8,388)	(26,776)	(16,598)
Effect of:
Non-deductible expenses	11,268	12,836	9,120
Additional deduction for R&D expenditure	(16,408)	(12,354)	(16,286)
Surrender of tax losses for R&D tax credit refund	3,099	12,354	16,286
R&D expenditure credits	(3,418)	(10,210)	(13,424)
Share-based compensation plans deduction	(4,552)	—	—
Movement in deferred tax not recognized	15,895	14,315	8,084
Adjustments to tax charge in respect of previous periods - deferred tax	(150)	18	(379)
Adjustments to tax charge in respect of previous periods	20	370	(100)
State taxes	(435)	—	7
Effects of overseas tax rates	161	42	24
Effects of changes in tax rates	(13)	—	(1)
Total tax credit included in loss for the year	(2,921)	(9,405)	(13,267)

The components of income tax are as follows:

	2022	2021	2020
	£’000	£’000	£’000
Current tax:
United States:
Federal	692	106	(16)
State	75	—	—
United Kingdom	(2,173)	(9,058)	(12,432)
Ireland	—	—	—
Total current tax	(1,406)	(8,952)	(12,448)
Deferred tax:
United States:
Federal	(1,488)	(453)	(819)
State	—	—	—
United Kingdom	—	—	—
Ireland	(27)	—	—
Total deferred tax	(1,515)	(453)	(819)
Total income tax credit	(2,921)	(9,405)	(13,267)

On May 24, 2021, the U.K. 2021 Finance Bill was substantively enacted and subsequently received Royal Assent on June 10, 2021. Under this bill, the rate of U.K. corporation tax will increase to 25% in 2023, with lower rates and tapered relief to be applied to companies with profits below £250,000.

A deferred tax asset of £4,240,386 has been recognized in 2022 (2021: £2,575,000) primarily representing unused tax credits and capitalised research and development expenditure carried forward for Immunocore LLC following an assessment of all available and applicable information, including its forecasts of costs and future profitability and the resulting ability to reverse the recognized deferred tax assets over a short period of time.

In addition to the deferred tax asset above, the Group has unrecognized deferred tax assets of £60,336,000 (2021: 58,093,000) on tax losses £241,344,000 (2021: £232,372,000) which do not expire. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets, including deferred tax on losses and share-based payment, the income tax credit would increase by £55,605,000 (2021: £49,283,000).

10.	Basic and diluted loss per share

	2022	2021	2020
Loss for the year (£000’s)	(41,224)	(131,523)	(74,093)
Basic and diluted weighted average number of shares	45,714,923	42,488,579	26,523,411
Basic and diluted loss per share (£) (1)	(0.90)	(3.10)	(2.79)

(1)
The basic and diluted loss per share for the years ended December 31, 2021 and 2020 are adjusted for the (i) the exchange of shares of Immunocore Limited for shares of Immunocore Holdings Limited on a 1 for 100 basis, and (ii) the reorganization of the share capital of Immunocore Holdings plc, resulting in a consolidation with the effect of a 20 to 1 reverse stock split on the Company’s ordinary shares and non-voting ordinary shares, all of which took place in connection with the Company’s initial public offering which closed on February 9, 2021.

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Group by the weighted average number of ordinary shares outstanding during the period. The dilutive effect of potential shares through share options are considered to be anti-dilutive as they would decrease the loss per share and are therefore excluded from the calculation of diluted loss per share.

11.	Property, plant and equipment

	Leasehold properties and improvements	Plant and equipment	Assets under construction	Total
	£’000	£’000	£’000	£’000
Cost:
At January 1, 2021	15,810	25,983	120	41,913
Additions	—	933	75	1,008
Transfers	59	85	(144)	—
Effect of foreign currency translation	7	(60)	—	(53)
Disposals	(231)	(139)	(35)	(405)
At December 31, 2021	15,645	26,802	16	42,463
Additions	60	1,345	382	1,787
Transfers	—	42	(42)	—
Effect of foreign currency translation	72	21	—	93
Disposals	—	(138)	—	(138)
At December 31, 2022	15,777	28,072	356	44,205
Depreciation and impairment:
At January 1, 2021	7,835	20,324	—	28,159
Depreciation charge for the year	2,386	3,125	—	5,511
Effect of foreign currency translation	4	(44)	—	(40)
Disposals	(41)	(70)	—	(111)
At December 31, 2021	10,184	23,335	—	33,519
Depreciation charge for the year	2,083	2,221	—	4,304
Effect of foreign currency translation	38	10	—	48
Disposals	—	(138)	—	(138)
At December 31, 2022	12,305	25,428	—	37,733
Carrying value:
At December 31, 2022	3,472	2,644	356	6,472
At December 31, 2021	5,461	3,467	16	8,944
At January 1, 2021	7,975	5,659	120	13,754

At December 31, 2022 and 2021, none of the Group’s property, plant and equipment was held under finance leases or similar hire purchase agreements. The Group’s property, plant and equipment is pledged as security under the Group’s loan agreement entered into with Pharmakon in November 2022.

12.	Leases

The Group leases its corporate headquarters in the United Kingdom, where its facilities contain research and development, laboratory and office space of approximately 114,000 square feet. In addition, the Group leases approximately 20,000 square feet of office space in the USA, and a small office in both Ireland and Switzerland. The Group’s United Kingdom leases expire between 2037 and 2042, although there are points at which it may terminate the leases prior to this.

Information about leases for which the Group is a lessee and a lessor is presented below. The lease payments for short-term leases and leases of low value assets are immaterial. The Group's leases have terms that may include:

•	Options to terminate the lease early at the right of the tenant
•	Variable lease payments with a guaranteed minimum increase and capped maximum increase

In addition, there is a leasehold property to which the Group is committed to assume the lease should the property become vacant. The future contingent liabilities associated with these leases are set out in Note 22.

Leases in which the Group is a Lessee

Right-of-use assets: leasehold properties

	2022	2021
	£’000	£’000
Balance at January, 1	22,593	23,093
Additions	2,575	31
Remeasurements	1,710	970
Depreciation charge for the year	(1,827)	(1,501)
Effect of foreign currency translation	122	—
Balance at December, 31	25,173	22,593

The right-of-use asset additions during the year ended December 31, 2022 primarily relate to the lease of additional space at the Group’s facilities in the United Kingdom.

The Group entered into two guarantee agreements on December 23, 2020 associated with the termination of the lease term for one of the leasehold properties. These agreements indemnify the lessor for certain costs in the event of the new lessee defaulting under their lease agreement for the leasehold property.  As at December 31, 2022, the Group does not expect to make future payments as a result of these agreements.

Lease liabilities

Maturity analysis – contractual undiscounted cash flows

	2022	2021
	£’000	£’000
Less than one year	3,504	2,929
One to five years	11,639	10,289
More than five years	33,890	30,126
Total undiscounted lease liabilities	49,033	43,344

Lease liabilities included in the Consolidated Statements of Financial Position

	2022	2021
	£’000	£’000
Current	1,555	1,255
Non-current	28,248	25,355
Total lease liabilities	29,803	26,610

	2022	2021	2020
Amounts recognized for lease liabilities in the Consolidated Statements of Loss	£’000	£’000	£’000
Interest on lease liabilities	1,796	1,732	2,401

Amounts recognized in the Consolidated Statement of Cash Flows	2022	2021	2020
	£’000	£’000	£’000
Total cash outflow for leases	3,208	3,159	4,426

13.	Other non-current assets

	2022	2021
	£’000	£’000
Long-term security deposits	941	786
Prepayments	6,264	3,984
Other	137	165
	7,342	4,935

The long-term security deposits represent lease security deposits for buildings.

Prepayments are those amounts paid in advance for clinical trials or commercial services that may be repaid at the end of the associated agreements or received as services. These services or repayments are estimated to be received in a period greater than twelve months from December 31, 2022.

14.	Trade and other receivables

	2022	2021
	£’000	£’000
Trade receivables	27,736	6,047
Other receivables	7,682	1,470
Prepayments and accrued income	11,293	7,691
	46,711	15,208

Included within prepayments and accrued income are amounts paid in advance for clinical trials that are expected to be received in services or repaid within 12 months.

15.	Capital and reserves

Private investment in public equity (“PIPE”)

In July 2022, the Company issued and sold 2,000,000 ADSs, with each ADS representing one ordinary share of nominal value £0.002 and 1,733,333 non-voting ordinary shares of nominal value £0.002 each, to certain institutional accredited investors and existing shareholders (the “Investors”) at a purchase price of $37.50 per ADS / non-voting ordinary share pursuant to a securities purchase agreement with such Investors dated July 15, 2022, generating gross proceeds of £116,812,000 ($140,000,000) before deducting offering expenses payable by the Company of £388,000.

Capital Reduction

In April 2022, the Company completed a reduction of its share capital, as contemplated in the registration statement for the Company’s initial public offering, whereby (i) the whole of the amount standing to the credit of the Company’s share premium account was cancelled and (ii) 23,702,856,974 ordinary shares and 457,338,326 non-voting ordinary shares (which were issued by way of a bonus issue on April 25, 2022 for the purpose of capitalising the Company’s merger reserve) were cancelled. The distributable reserves created by the reduction of capital amounted to £261.4 million.

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

On February 9, 2021, the Company completed an IPO of 11,426,280 ADSs representing 11,426,280 ordinary shares with a nominal value of £0.002 per ordinary share for gross proceeds of $297,083,000. In addition to the ADSs sold in the IPO, the Company completed the concurrent sale of an additional 576,923 ADSs, representing 576,923 ordinary shares with a nominal value of £0.002 per ordinary share, at the initial offering price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Gates Foundation.  The total aggregate gross proceeds were $312,083,000 (£226,528,000).  A total of £15,543,000 representing underwriting discounts and commissions and other offering expenses incurred incrementally and directly attributable to the offering of securities were deducted from the gross proceeds of the IPO.

Under the terms of the Company’s agreement with the Gates Foundation, the Group is required to develop, manufacture and commercialize soluble TCR bispecific therapeutic candidates targeted to mutually agreed neglected diseases, currently HIV, with the potential to treat people at an affordable price in developing countries. In the event of certain defaults by the Group under the agreement, the Gates Foundation has the right to sell, or require the Group to buy back, any of the shareholdings in the Group held by the Gates Foundation. In such an event, if within 12 months after such redemption or sale, the Group experiences a change in control at a valuation of more than 150% of the valuation used for the redemption or the sale of the shares, the Group has agreed to pay the Gates Foundation compensation equal to the excess of what it would have received in such transaction if it still held its shares at the time of such change of control over what it received in the sale or redemption of its shares.

The table below reflects the number of growth, ordinary, and deferred shares issued and outstanding at December 31, 2022.

	Growth shares	Ordinary shares	Deferred shares
Issued and fully paid share capital (0.2p per share, except deferred shares which are 0.01p per share)
At January 1, 2021	391	31,782,885	5,793,501
Repurchased and cancelled	(391)	—	—
New shares issued for cash	—	12,003,203	—
Exercise of share options	—	76,762	—
At December 31, 2021	—	43,862,850	5,793,501
Repurchased and cancelled	—	—	—
New shares issued for cash	—	3,733,333	—
Exercise of share options	—	492,163	—
At December 31, 2022	—	48,088,346	5,793,501

The impact of the corporate reorganization reflects the combined effect of each of the steps of the corporate reorganization set out in this Note 15. A total of 391 Growth Shares with a nominal value of £0.0001 per Growth Share were repurchased and cancelled. Included within ordinary shares are 2,164,960 ordinary shares with no voting rights. All ordinary shares are entitled to receive dividends and assets available for distribution. Deferred shares have no voting rights and are not entitled to dividends and are only entitled to receive amounts paid up on the deferred shares out of assets available for distribution after all payments have been made to holders of ordinary shares for amounts paid up or payable on such shares.

	2022 £	2021 £
Allotted, called up and fully paid
Ordinary shares	96,177	87,726
Deferred shares	579	579
	96,756	88,305

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

The treasury reserve represents those unvested awards granted to certain employees and members of the Board under the Growth Share Plan (Note 19). As at December 31, 2022, the treasury reserve totaled nil (2021: nil; 2020: £2.80).

No dividends were paid or declared in the years ended December 31, 2022, 2021 and 2020.

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

The Group’s borrowings under the Pharmakon Loan Agreement detailed in Note 17, contain customary representations and warranties and customary affirmative and negative covenants applicable to the Group, including limitations on the Group’s ability to dispose of assets, enter into merger, consolidation or acquisition transactions, and incur additional debt.  The Group monitors compliance with these covenants during the year and is in compliance.

16.	Non-current accruals

Non-current accruals include estimates for rebates, chargebacks and other customer fees, and returns in respect of Product revenue, net and Pre-product revenue, net. Further details of the amounts and judgements involved in the determination of these accruals is provided under the Group’s Critical accounting estimates and judgments in Note 2.

17.	Non-current interest-bearing loans and borrowings

	2022	2021
	£’000	£’000
Long-term borrowings	39,500	37,226
	39,500	37,226

In November 2022, the Group entered into an agreement with Pharmakon for the provision of a facility of up to $100 million. The Group used the proceeds after drawing down the first tranche of $50 million under the Pharmakon Loan Agreement to repay the Group’s loan at the time with Oxford Finance. The total payments made for the exit fee on the loan with Oxford Finance and attributable fees to the agreement with Pharmakon were £3,280,000. The Group is also required to pay a further fee of £1,035,000 ($1,250,000) at the latest by June 2024, regardless of whether it elects to draw down on the second $50m tranche under the Pharmakon Loan Agreement. The first $50 million tranche of the loan under the agreement with Pharmakon bears interest at a fixed rate of 9.75%, which is payable quarterly in arrears, with payments commencing in 2023.

The Group has pledged financial assets, which include Cash and cash equivalents and Trade receivables, the values of which are presented in the consolidated statement of financial position at December 31, 2022, and Note 14, respectively, as collateral for the loan drawn down under the Pharmakon Loan Agreement. In the event the Group was unable to repay the loan, these pledged assets would instead be used to repay the outstanding amount of loan and interest.

The Group originally entered into its loan and security agreement with Oxford Finance in November 2020 for the provision of up to $100 million debt financing to be provided under three tranches, of which the first tranche of $50 million was received on signing the agreement.

18.	Trade and other payables

	2022	2021
	£’000	£’000
Trade payables	11,716	7,499
Other taxation and social security	927	532
Pension liability	34	23
Accruals	62,399	27,382
	75,076	35,436

Accruals include estimates for rebates, chargebacks and other customer fees, and returns in respect of Product revenue, net and Pre-product revenue, net. Further details of the amounts and judgements involved in the determination of these accruals is provided under the Group’s Critical accounting estimates and judgments in Note 2.

19.	Share-based payments

The Group operates employee share schemes that grant equity settled awards to employees and directors to acquire shares in the Group at a specified exercise price. Grants are normally exercisable over a four-year period with 25% vesting at the end of the first year and the remaining award vesting quarterly over the following three years. All awards lapse on the tenth anniversary from the date of grant and are not entitled to dividends.

The total charge for such share-based payment plans in 2022 was £27,054,000 (2021 – £35,861,000; 2020 – £8,162,000), all of which relate to equity settled awards.

Equity Incentive Plan ("EIP")

Under the Group's EIP, awards are granted to certain employees and members of the Board to acquire shares in the Company at a specified exercise price. Those awards granted from 2017 normally vest over a four-year period with 25% of the award vesting at the end of the first year and the remaining award vesting quarterly over the following three years. Awards granted prior to 2017 normally vest over a four-year period with 25% of the award vesting after each complete year.

Immediately prior to completion of the IPO, the Group undertook a corporate reorganization (see Note 15), and the following changes were undertaken in respect of share options and growth share awards in existence immediately prior to the reorganization.

All Immunocore Limited share options and Growth Shares granted to directors and employees under share incentive arrangements that were in existence immediately prior to the reorganization were exchanged for share options and Growth Shares in the Company on a one-for-100 basis with no change in any of the vesting terms and exercise prices.

Immediately prior to completion of the IPO, the Company reorganized its share capital which included the re-designation of 6,250,000 Growth Shares, or 312,500 Growth Shares reflecting the consolidation of every 20 ordinary shares into one ordinary share of £0.002, as both ordinary shares and deferred shares (see Note 15).  Previously awarded Growth Shares were replaced with an award of share options in the Company on a one-for-one basis.  For 216,200 of these replacement share option awards, the vesting terms and exercise prices were substantially unchanged.  For the remaining 96,300 replacement share option awards, the vesting terms and exercise prices were revised to the extent that these Growth Shares were considered cancelled for the purpose of determining the share-based payment charge, prior to the replacement share options being awarded. In addition, the replacement ordinary shares that arose from the re-designation of Growth Shares resulted in an incremental fair value of £325,000, attributed to share premium.

Immediately following these re-designations referred to above, every 20 share options over ordinary shares of £0.0001 in the Company was consolidated into one share option over an ordinary share of £0.002.  At the same time, the exercise price for each of the outstanding share options was adjusted to reflect the reorganization, subject to a minimum exercise price equal to the nominal value of a share and was re-designated into U.S. dollars.  The adjustment to exercise price did not impact the fair value of the underlying share options, with the exception of the 96,300 replacement share options re-designated from Growth Shares where the exercise price was increased.

Those share options awarded in 2019 were modified at the same time as the corporate reorganization, through the removal of accelerated vesting conditions under certain circumstances.  The incremental fair value granted was valued on a consistent basis to other awards made within the Group and was valued at $5.19 per share and was applied to those unvested awards as at the date of modification. Fair value inputs for the purposes of calculating the incremental fair value of the modification in January 2021 included an exercise price of $17.46, a share price of $26.00, an expected life of 3 years, expected volatility of 90% and a risk-free rate of -0.13%.

During March 2020, those share options awarded in 2019 were modified through a reduction in the associated exercise price from $40.93 to $17.46 per share. The incremental fair value granted was valued on a consistent basis to other awards made within the Group and was valued at $3.84 per share and was applied to those unvested awards as at the date of modification. Fair value inputs for the purposes of calculating the incremental fair value of the modification in March 2020 included an exercise price and share price of $17.46, an expected life of 1.6 years, expected volatility of 93% and a risk-free rate of 0.11%.

During the year ended December 31, 2022, and December 31, 2021, options over a total of 1,507,581 shares and 4,702,027 shares respectively were awarded, the majority of which vest over a four-year period from the date of grant, with 25% of the award vesting at the end of the first year and the remaining award vesting quarterly over the following three years.  Of the above awards in the year ended December 31, 2022, there were 66,972 options awarded to our non-executive directors, 56,704 of which vest one year from the date of grant and 10,268 of which vest monthly over a three-year period. The Group’s awards are not entitled to dividends prior to exercise.

The number and weighted average exercise prices of share options are as follows:

Number of shares issuable	Number of share options (#)	Weighted average exercise price ($)
Outstanding at January 1, 2020	3,579,115	36.26
Awards granted	1,122,680	17.46
Awards exercised	(13,880)	5.98
Awards forfeited	(136,556)	22.29
Outstanding at December 31, 2020	4,551,359	17.16
Awards granted	4,702,027	26.56
Awards exercised	(76,762)	17.01
Awards forfeited	(290,664)	31.24
Awards replaced with options	312,500	38.72
Outstanding at December 31, 2021	9,198,460	22.31
Awards granted	1,507,581	27.50
Awards exercised	(492,163)	19.72
Awards forfeited	(320,634)	26.41
Outstanding at December 31, 2022	9,893,244	23.10
Exercisable at December 31, 2022	4,967,607	20.97

The weighted average fair value of options granted in 2022 was $16.93 (2021: $16.48; 2020: $9.11). The weighted average share price at the date of exercise of the options during the year was $46.17 (2021: $33.97; 2020: $17.46).

The number and weighted average hurdle rate of growth shares previously held were as follows:

Number of shares issuable	Number of growth shares	Weighted average hurdle rate $
Outstanding at December 31, 2020	314,456	37.53
Awards forfeited	(1,956)	40.95
Awards replaced with options	(312,500)	37.49
Outstanding at December 31, 2021	—	—
Outstanding at December 31, 2022	—	—

For share options outstanding at December 31, 2022, the range of exercise prices and weighted average remaining contractual life are as follows:

Share options
Exercise price £	Number of options	Weighted average remaining contractual life
11.83	221,258	2.3
17.46	3,790,348	6.3
24.66	1,122,956	9.1
25.83	56,704	9.4
26.00	4,077,400	8.1
29.87	113,559	9.3
32.98	16,545	3.1
34.44	10,268	9.5
34.83	28,800	9.0
36.79	144,875	8.8
37.25	2,100	9.5
39.02	3,000	8.5
40.93	64,965	6.9
41.74	42,223	8.3
46.39	56,415	8.1
46.86	141,828	9.8

Awards granted in the year ended December 31, 2022, and 2021, have been valued using the Black-Scholes option pricing model. The assumptions used in the models for share options granted during year ended December 31, 2022 and 2021, are as follows:

	2022	2021
Share price at grant date	$24.66 - $46.86	$26.00 - $41.74
Exercise price	$24.66 - $46.86	$26.00 - $41.74
Expected volatility	73.02% - 87.81%	83.88% - 88.76%
Expected life (years)	4 years - 5 years	4 years
Risk free rate	1.12% - 4.12%	-0.05% - 0.52%
Fair value	$15.10 - $29.41	$16.16 - $26.18

As the Group completed its IPO on February 9, 2021, there is insufficient trading history at this time to derive historical volatility from the Group’s own ADS price. Accordingly, the expected volatility is determined by reference to both the period for which trading activity is available for the Group’s own price and the historical volatility of similar listed entities.  The expected volatility used reflects the assumption that the historical volatility over a period similar to the life of the awards is indicative of future trends, which may not necessarily be the actual outcome. The expected life of the share options is based on expectations and is not necessarily indicative of exercise patterns that may occur. The risk-free rate is based on the Bank of England’s estimates of gilt yield curve as at the respective grant dates.

Previous awards granted under the Share Option Plan were valued using the Black-Scholes option pricing model, those awards granted under the Growth Share Plan were valued using the Back Solve model, reflecting the different rights available to holders of Growth Shares. The assumptions used in the models for previous awards granted are as follows and adjusted to reflect our corporate reorganisation and IPO outlined further above.

	Growth shares		Share options
	Apr-20	Jun-20	Apr- 20	Jun- 20	Oct-20	Nov- 20
Share price at grant date	$17.46	$17.46	$17.46	$17.46	$17.46	$17.46
Exercise price	—	—	$17.46	$17.46	$17.46	$17.46
Hurdle rate	$17.46 - 46.39	$17.46	—	—	—	—
Expected volatility	91%	102%	79%	85%	87%	87%
Expected life (years)	1	1	3	3	3	3
Risk free rate	0.03%	(0.02%)	0.03%	(0.03)% – 0.02%	(0.07)%	(0.01%)
Fair value	$0.58 - 1.92	$1.92	$8.84	$9.36 - 9.37	$9.59	$9.55

	Growth shares	Share options	Share options	Share options
	Apr-17	May-19	Apr-17	2016
Share price at grant date	$40.93	$17.46	$40.93	$38.20
Exercise price	—	$40.93	$40.93	$11.83 - 40.93
Hurdle rate	$46.39	—	—	—
Expected volatility	65%	67%	65%	60%
Expected life (years)	2.7	1.9 yrs - 3 yrs	5	5
Risk free rate	0.15%	0.69% - 0.71%	0.42%	0.62% - 1.41%
Fair value	$15.98	$3.26	$22.00	$21.06 - 29.45

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

Financial instruments risk management objectives and policies

The Group’s principal financial assets include cash and cash equivalents, trade receivables and cash and security deposits that derive directly from its operations or from financing activities. The Group’s principal financial liabilities comprise the drawn down debt under the loan agreement with Pharmakon, lease liabilities, and the majority of trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations.

	2022 Carrying amount	2021 Carrying amount
	£’000	£’000
Financial assets at amortized cost:
Current financial assets
Cash and cash equivalents	332,539	237,886
Trade receivables	27,736	6,047
Prepayments and accrued income	769	—
Non-current financial assets
Long-term security deposits	941	786
Other	137	165
Total financial assets	362,122	244,884
Financial liabilities at amortized cost:
Current financial liabilities
Trade and other payables	74,149	35,436
Lease liabilities	1,555	1,255
Non-current financial liabilities
Non-current accruals	1,479	—
Interest-bearing loans and borrowings	39,500	37,226
Lease liabilities	28,248	25,355
Total financial liabilities	144,931	99,272

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

Liquidity risk

The Group’s exposure to liquidity risk arises from its ongoing operational expenditure required to perform its principal activity. The Group continuously monitors the risk of a shortage of funds by assessing expected cash flows, which are used to generate forecast levels of cash and cash equivalents. The Group also considers its foreign currency receivables and the foreign currency cash levels required in dollars and euros as part of these forecasts in order to ensure it has sufficient resources to settle its payable balances. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of capital increases or other sources of financing to ensure it continues to have sufficient liquidity.

The following are the contractual maturities of financial liabilities, including estimated interest payments in respect of the interest-bearing loans and borrowings:

At December 31, 2022	Carrying amount		Contractual cash flows		One year or less		1 - 3 years		3 - 5 years		Greater than 5 years
	£	’000	£	’000	£	’000	£	’000	£	’000	£	’000
Financial liabilities
Trade payables and accruals		74,149		74,149		74,149		—		—		—
Interest-bearing loans and borrowings (Note 17)		39,500		61,238		4,084		9,212		32,068		15,874
Non-current accruals		1,479		1,479		—		1,479		—		—
Total financial liabilities		115,128		136,866		78,233		10,691		32,068		15,874

At December 31, 2021	Carrying amount	Contractual cash flows	One year or less
	£’000	£’000	£’000
Financial liabilities
Trade payables	32,393	32,393	32,393
Interest-bearing loans and borrowings (Note 17)	37,226	37,226	—
Total financial liabilities	69,619	69,619	32,393

The maturity of contractual cashflows for the majority of financial liabilities is one year or less except for interest-bearing loans and borrowings which have been calculated in accordance with the Group’s loans and borrowings accounting policy which states that all such balances are classified as financial liabilities and are initially recorded at the amount of proceeds received, net of transaction costs. Loans and borrowings are subsequently measured at amortized cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognized as an expense to the profit and loss account over the period of the relevant loan and borrowings. Interest payable or accrued at the end of each reporting period on these loans is included within Trade and other payables in the Consolidated statement of financial position.

The contractual cash flows represent amounts contractually due to Pharmakon in accordance with the agreement. The contractual amounts for the initial tranche of $50 million drawn down under the agreement are interest-only payments through to November 2026 followed by equal quarterly payments of principal and interest through to the maturity date in November 2028.  Contractual maturities for the Group’s lease liabilities are presented under “Commitments and contingencies” in Note 22.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities, including trade receivables and deposits with banks and financial institutions. The Group has assessed the expected credit loss by considering a number of factors including the credit quality of the Group’s counter-parties and the short-term nature of the receivables. The majority of the Group’s receivables are with healthcare distributors and healthcare providers, including government hospitals. These receivables arise primarily in the United States, Germany and France, and the Group considers the location of the counterparty in conjunction with the type of counterparty in assessing the level of credit risk involved. Appropriate due diligence is performed on these organizations before agreements are entered into, and the Group implements and monitors appropriate credit limits for each customer. Of the Group’s Trade receivables of £27,736,000, £4,194,000 were past due at December 31, 2022. The Group has subsequently received the majority of these amounts for the past due receivables. Trade receivables are assessed for impairment using the simplified approach under IFRS 9, Financial Instruments, which requires lifetime expected losses to be recognized with the initial recognition of the receivable. As at December 31, 2022, the amount of expected credit losses recognized in the Consolidated statement of financial position is not material.

The Group held cash and cash equivalents of £332,539,000 at December 31, 2022 (2021: £237,886,000) which are held with multiple highly rated banks. The Group monitors the credit rating of those banks.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in this Note 20.

The Group determines whether receivable balances should be written off on an individual basis. Balances are written off when there is no reasonable expectation of recovery. Write-offs were immaterial in the years ended December 31, 2022, 2021 and 2020.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk.

Interest rate risk

The Group’s exposure to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. As a result of entering into the Loan Agreement with Oxford Finance, the Group was previously exposed to interest rate risk as a variable rate of interest was applied within a defined cap and collar over the term of the debt. The Group repaid this loan to Oxford Finance and entered into a loan with Pharmakon in November 2022. The first tranche of this loan drawn down in the year ended December 31, 2022 is subject to a fixed rate of interest and the Group is no longer exposed to these variable interest rate movements on its loan borrowings.

Financial assets subject to variable interest rates are as follows:

	2022 Carrying amount	2021 Carrying amount
	£’000	£’000
Cash and cash equivalents	332,539	237,886
	332,539	237,886

An increase in Bank of England base rates by 0.5 percentage points would increase the net annual interest income as of December 31, 2022 by £1,663,000 (2021: £1,189,000). A decrease in Bank of England base rates by 0.5 percentage points would reduce the net annual interest income to all the deposit accounts as of December 31, 2022 by £1,663,000 (2021: £1,189,000).

Financial liabilities subject to variable interest rates are as follows:

	2022 Carrying amount	2021 Carrying amount
	£’000	£’000
Interest-bearing loans and borrowings	—	37,226
	—	37,226

The Group’s loan drawn down under the Pharmakon Agreement bears a fixed rate of interest and there were no interest-bearing loans and borrowings as at December 31, 2022 bearing a variable rate of interest.

Interest-bearing loans and borrowings as at 31 December, 2021 represented borrowings under the Oxford Finance agreement, which bore interest at an annual rate equal to LIBOR plus 8.85% with a minimum rate of 9.01% and a maximum rate of 12.01%.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the fluctuations in the value of foreign currency cash and cash equivalents held by the Group’s main operating subsidiary in the U.K., the Group’s operating activities in the United States, and outsourced supplier agreements denominated in currencies other than pound sterling. The Group minimizes foreign currency risk by maintaining cash and cash equivalents of each currency at levels sufficient to meet foreseeable expenditure to the extent practical.

Financial assets and liabilities in foreign currencies are as follows:

	2022 Carrying amount	2021 Carrying amount
	£’000	£’000
Financial assets at amortized cost:
Cash and cash equivalents	229,981	134,935
Trade and other receivables	27,736	3,628
	257,717	138,563
Financial liabilities at amortized cost:
Trade payables	7,099	15,589
Accruals	50,058	16,174
Interest-bearing loans and borrowings (Note 17)	39,500	37,226
	96,657	68,989

A five percentage point increase in exchange rates would reduce the carrying value of net financial assets and liabilities held in foreign currencies at December 31, 2022 by £6,735,000 (2021: £2,598,000 decrease). A five percentage point decrease in exchange rates would increase the carrying value of net financial assets and liabilities held in foreign currencies at December 31, 2022 by £6,735,000 (2021: £2,598,000 increase).

Disclosure of financial assets and liabilities

Fair value of financial assets and liabilities

Cash and cash equivalents, trade receivables, trade and other payables and other short-term assets and liabilities

The majority of the Group’s financial assets and liabilities outlined at the start of this Financial instruments note are short-term items for which the nominal value is deemed to reflect fair value.

Non-current financial assets and liabilities

The Group has presented the carrying amount and estimated fair value of its non-current financial assets and liabilities in the table below.

	2022		2021
	Carrying amount	Fair value	Carrying amount	Fair value
	£’000	£’000	£’000	£’000
Financial assets at amortized cost:
Non-current financial assets and other receivables	1,078	1,078	951	951
Total financial assets at amortized cost	1,078	1,078	951	951

	2022		2021
	Carrying amount	Fair value	Carrying amount	Fair value
	£’000	£’000	£’000	£’000
Financial liabilities at amortized cost
Non-current accruals	1,479	1,479	—	—
Interest-bearing loans and borrowings (Note 17)	39,500	39,322	37,226	37,226
Total financial liabilities	40,979	40,801	37,226	37,226

Interest bearing loans and borrowings

On November 8, 2022, the Group entered into the Pharmakon Loan Agreement, providing for term loans to the Group in an aggregate principal amount of up to $100 million to be funded in two tranches. The first tranche, in the amount of $50 million, bears interest at a fixed rate of 9.75% and will mature in November 2028. The Group used the proceeds from the first tranche, together with cash on hand, to repay in full the Group’s existing $50 million loan from Oxford Finance and thereafter no further amounts may be borrowed pursuant to the loan agreement with Oxford Finance. The second tranche, consisting of one or two term loan(s) in an aggregate principal amount of up to $50 million (with a minimum draw of $25 million), is available until June 30, 2024, and may be advanced at the Group’s election and, if and when drawn, is intended to be used to support the continued development and commercialization of the Company’s pipeline and for other general purposes.

The Group originally entered into a loan and security agreement, or the Oxford Finance Agreement, in November, 2020, for the provision of up to $100 million debt financing to fund the Group’s working capital and other general corporate needs. The loan was subject to funding in three tranches, of which the first tranche of $50 million was received on signing the Loan Agreement. Borrowings under the Oxford Finance Agreement bore interest at an annual rate equal to LIBOR plus 8.85%, with a minimum rate of 9.01% and a maximum rate of 12.01% and were repayable in monthly interest-only payments.

Other non-current financial assets

Included within other non-current financial assets are long-term deposits representing lease security deposits for buildings, with a balance at December 31, 2022 of £941,000 (2021: £786,000) and £137,000 for a legal settlement.

Changes in liabilities arising from financing activities

Movements relating to finance costs are set out in Note 8 and the changes in cash flows from financing activities related to the Group’s liabilities are outlined in the Consolidated Statement of Cash Flows.

The Group’s non-current loans increased by £2,274,000 to £39,500,000 in the year ended December 31, 2022, primarily due to foreign exchange differences. The Group recorded foreign currency losses on its loans with Oxford Finance and under the Pharmakon Loan Agreement totalling £4,387,000 in the year ended December 31, 2022. There were also repayment fees on the Group’s loan with Oxford Finance and attributable fees in arranging a new facility with Pharmakon, which totalled £3,280,000, and there was a loss of £1,393,000 arising on derecognition of the loan with Oxford Finance.

The potential impact of foreign exchange rates on our financial liabilities is illustrated further above in this note under ‘Foreign Currency Risk’.

There was no material change in 2021 on year in the loan liability of £37,226,000 and £36,654,000 as at December 31, 2021, and 2020 respectively.

Lease liabilities increased by £3,193,000 in the year ended December 31, 2022 primarily as a result of lease additions of £2,575,000, lease remeasurements of £1,710,000 and interest costs of £1,796,000 (Note 8 and Note 12), which were offset by lease payments of £3,208,000 as set out in Cash flows from financing activities in the Consolidated statements of cash flows. There were no material changes in leases liabilities in the year ended December 31, 2021 other than interest costs and continued payments for the use of buildings under the relevant agreements.

21.	Post-employment benefit plans

The Group operates a defined contribution pension scheme for its directors and employees. The assets of the scheme are held separately from those of the Group in an independently administered fund.

The unpaid contributions outstanding at December 31, 2022 were £5,000 (2021: £23,000; 2020: £2,000). The total expense relating to these plans in the current period was £1,355,000 (2021: £1,001,000; 2020: £1,035,000).

22.	Commitments and contingencies

As at December 31, 2022	Less than 1 year	1-3 years	3-5 years	5-10 years	10-15 years	More than 15 years	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Lease liabilities – existing	3,504	5,898	5,741	14,893	15,045	3,952	49,033
Lease liabilities – contingent	107	429	429	161	—	—	1,126
Manufacturing	9,337	1,597	—	—	—	—	10,934
Other	421	438	—	—	—	—	859
Intangible commitments	826	—	—	—	—	—	826
Capital commitments	1,058	—	—	—	—	—	1,058
Total contractual obligations	15,253	8,362	6,170	15,054	15,045	3,952	63,836

As at December 31, 2021	Less than 1 year	1-3 years	3-5 years	5-10 years	10-15 years	More than 15 years	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Lease liabilities – existing	2,947	5,407	4,959	12,533	13,172	4,742	43,760
Lease liabilities – contingent	57	840	225	—	—	—	1,122
Manufacturing	919	189	—	—	—	—	1,108
Capital commitments	75	—	—	—	—	—	75
Total contractual obligations	3,998	6,436	5,184	12,533	13,172	4,742	46,065

The Group’s manufacturing commitments expected to be incurred in less than one year increased to £9,337,000 in the year ended December 31, 2022, primarily as a result of the Group’s plans to increase expenditure in relation to its IMC-F106C (PRAME) and other early-stage programs in 2023.

The Group has contractual obligations for a leasehold property under which it is obligated to take on the lease should the property become vacant at specified dates in the future. The Group has assessed this contingent event as at December 31, 2022, and has classified the potential obligation as a contingent liability totaling £1,126,000 (2021: £1,122,000).

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

Remuneration of key management personnel

The remuneration of the directors and executive officers, who are considered the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24, ‘Related Party Disclosures.

	2022	2021	2020
	£’000	£’000	£’000
Short-term employee benefits	3,065	2,222	3,421
Share-based payment	20,137	25,813	5,602
	23,202	28,035	9,023

Short-term employee benefits above include £41,000 and £29,000 of pension contributions for the years ended December 31, 2022 and 2021, respectively.

24.	Events after the reporting period

As the Group has elected in February 2023 to withdraw from co-funding with Genentech the MAGE-A4 HLA-A02 program, IMC-C103C, Genentech shall acquire an exclusive worldwide license to the MAGE-A4 HLA-A02 soluble TCR bispecific therapeutic candidate compounds and shall be fully responsible for all further development and commercialization of such candidate compounds, at its expense. The licenses granted to Genentech do not include any rights to (i) affinity-enhanced TCRs or (ii) TCR therapeutic compounds, in each case (i) and (ii) that are directed to targets other than MAGE-A4.